Building a roadmap for long-term Growth

Who We Are

At CIBC, we are in business to help our clients achieve what matters to them. We are focused on creating a winning culture for our clients, for our employees and for our communities. A consistent drive to create more value for these stakeholders will in turn contribute to achieving our objective to generate best total returns to shareholders over the long term.

Winning will mean living by our values — Trust, Teamwork, Accountability — and creating value for all who have a stake in CIBC.

Where We’re Going

Our Vision is to be recognized as the leader in client relationships.

To get there, we have made commitments to each of our stakeholders —
To Clients — help our clients achieve what matters to them
To Employees — create a work environment where people can excel
To Communities — make a real difference
To Shareholders — generate the highest total return to shareholders

Creating Value

Deliberate and stable growth over the long term is a key priority. Sustained success requires a continuing evolution in our strategies and culture. It requires a balanced focus on key value drivers.

We believe the most important building blocks for long-term success are:
> Client satisfaction
> Employee commitment
> Excellent risk management
> Environmental responsibility
> Meaningful contributions to our communities
> Good governance
> Stable growth in economic profit

Business Strategies

Our strategies for the past two years have been consistent with our objectives to reduce risk and generate stable earnings growth. We set four specific business strategies:
> Reduce risk
> Shift business mix
> Improve productivity
> Grow core businesses

We have made progress in all areas.

Performance Measurement

Disciplined measurement of our performance on all fronts is critical to long-term success. CIBC has several specific medium-term financial targets which are reviewed on page 4. In addition, CIBC monitors a range of internal non-financial targets. This year’s report includes a more fulsome review of non-financial measures. We plan to expand this reporting in the years ahead.

CIBC’s share price appreciation of 133% over the past five years well exceeded the appreciation of 101% and 22% for the Bank Index and the broad market, respectively. When combined with dividend yield, CIBC’s total return for the past five years was 172.9%, best among the major Canadian banks.

Net income	$2.2 billion
Return on equity (ROE)	18.7%
Assets	$278.8 billion
Tier 1 capital ratio	10.5%

CIBC Annual Accountability Report 2004   For what matters                    Financial Highlights

Financial Highlights 2004

	As at or for the years ended October 31	2004	2003	2002	2001	2000
	Common share information
Per share	— basic earnings	$5.60	$5.21	$1.37	$4.19	$4.95
	— diluted earnings	5.53	5.18	1.35	4.13	4.90
	— dividends	2.20	1.64	1.60	1.44	1.29
Share price	— closing	73.90	59.21	38.75	48.82	48.40
Shares outstanding (thousands)	— end of period	347,488	362,043	359,064	363,188	377,140
	Market capitalization ($ millions)	$25,679	$21,437	$13,914	$17,731	$18,254

	Value measures
	Price to earnings multiple (12-month trailing)	13.2	11.4	28.9	11.7	9.8
	Dividend yield (based on closing share price)	3.0%	2.8%	4.1%	2.9%	2.7%
	Dividend payout ratio(1)	39.2	31.5	>100	34.2	26.2

	Financial results ($ millions)
	Total revenue	$11,883	$11,576	$11,041	$11,162	$12,079
	Provision for credit losses	628	1,143	1,500	1,100	1,220
	Non-interest expenses	8,251	8,128	9,129	8,226	8,096
	Net income	2,199	2,063	653	1,686	2,060

	Financial measures
	Efficiency ratio	69.4%	70.2%	82.7%	73.7%	67.0%
	Efficiency ratio (TEB)(2)	68.6	69.4	81.9	72.8	66.3
	Return on equity(1)	18.7	19.2	5.1	16.1	20.3
	Net interest margin(3)	1.91	1.98	1.88	1.63	1.63
	Total shareholder return	28.9	57.8	(17.9)	3.8	57.5

	Balance sheet information ($ millions)
	Loans and acceptances	$142,282	$139,073	$143,917	$139,661	$154,740
	Total assets	278,764	277,147	273,293	287,474	267,702
	Deposits	190,577	188,130	196,630	194,352	179,632
	Common shareholders’ equity	10,397	10,421	9,245	9,601	9,493

	Balance sheet quality measures
	Common equity to risk-weighted assets	9.0%	9.0%	7.3%	7.4%	7.1%
	Risk-weighted assets ($ billions)	$115.9	$116.3	$126.5	$129.9	$132.9
	Tier 1 capital ratio	10.5%	10.8%	8.7%	9.0%	8.7%
	Total capital ratio	12.8	13.0	11.3	12.0	12.1

	Other information
	Retail/wholesale ratio(4)	72%/28%	64%/36%	48%/52%	49%/51%	55%/45%
	Regular workforce headcount	37,281	36,630	42,552	42,315	44,215

(1)	Dividend payout ratio and return on equity have been revised to incorporate the effect of premiums on preferred share redemptions. Prior-year information has been restated.

(2)	Taxable equivalent basis (TEB). For additional information, see the Non-GAAP measures section.

(3)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Accordingly, net interest margin for 2003 and 2002 has been restated, as applicable; net interest margin prior to 2002 has not been restated as the amounts are not reasonably determinable.

(4)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio is determined by the amount of capital attributed to the business lines as at the end of the year. Prior to 2003, the ratio was based on the average capital attributed to the business lines in the year. For further details, see the Non-GAAP measures section.

Earnings per share (EPS) and dividends per share

EPS diluted were $5.53 in 2004, compared with $5.18 in 2003. EPS is a measure of net income less dividends and premiums on preferred shares, divided by weighted-average diluted common shares for the year. CIBC’s dividends per common share for 2004 were $2.20 compared with $1.64 in 2003.

($)

Return on equity (ROE)

ROE was 18.7% in 2004 compared with 19.2% in 2003. ROE is a key measure of profitability. It is calculated as net income less preferred dividends and premiums expressed as a percentage of average common shareholders’ equity.

(%)

Risk-weighted assets and total assets

Risk-weighted assets were $115.9 billion in 2004, compared with $116.3 billion in 2003. Risk-weighted assets are calculated by applying weighting factors as specified by the industry regulator to all balance sheet assets and off-balance sheet exposures. CIBC’s total assets were $278.8 billion in 2004, compared with $277.1 billion in 2003.

($ billions)

This year’s report combines the 2004 Annual Report with the 2004 Public Accountability Statement. The Public Accountability Statement documents CIBC’s commitment to: providing more affordable, accessible banking to Canadians; advancing the goals of small businesses; creating a supportive workplace for our employees; contributing to communities and, protecting the environment. In doing this, we have taken the next step towards presenting an integrated review of CIBC’s strategies and performance. Effectively managing all stakeholder strategies will be the foundation for long-term, sustainable growth.

This year’s report is different

In this report

2004 Review

2	Financial Highlights
4	Performance Measures
5	Vision — Chief Executive Officer’s Letter
10	Governance Milestones
11	Governance — Chairman’s Letter
13	Results — Chief Financial Officer’s Letter
14	CIBC-at-a-glance

Public Accountability Statement

20	Introduction
22	Our Clients
30	Our People
34	CIBC in the Community
38	CIBC and the Environment
178	Branch Openings and Closings
178	ABM Installations and Removals
182	Debt Financing to Firms in Canada
185	Employment in Canada
185	Taxes in Canada
186	Community Contributions
192	Environmental Performance Metrics
Inside Back Cover Contact information

3

Management’s Discussion and Analysis

42	A Note About Forward-Looking Statements
43	Overview
63	Business Line Review and Functional Groups
76	Management of Risk
95	Business Environment and Other

4

Financial Results

101	Financial Reporting Responsibility
102	Auditors’ Reports to Shareholders
104	Consolidated Financial Statements
108	Notes to the Consolidated Financial Statements
156	Principal Subsidiaries
157	Supplementary Annual Financial Information
164	Quarterly Review
165	Ten-year Statistical Review

5

Governance

167	Introduction
168	Board Structure and Members
169	Board Members
170	Board Committees
171	Governance Processes
174	Senior Management
176	Officers
177	Corporate Reporting

6

Shareholder and Other Information

194	Glossary
196	Shareholder Information
198	Corporate Information
Inside Back Cover What do you think?

Corporate Profile CIBC is a leading North American financial institution dedicated to becoming the leader in client relationships. CIBC focuses on three distinct client groups through three strategic business lines: CIBC Retail Markets; CIBC Wealth Management; and CIBC World Markets. CIBC provides a full range of products and services to over 9 million retail clients, administers $184.5 billion of assets for individuals and meets the complex financial needs of corporate and institutional clients. In 2004 after-tax earnings were $2,199 million. At year-end, total assets were $278.8 billion, market capitalization was $25.7 billion and Tier 1 capital ratio was 10.5%.

Performance Measures                    CIBC Annual Accountability Report 2004   For what matters

A Balanced Scorecard

FINANCIAL MEASURES(2)

	Medium-term objectives (3 — 5 years)	Comments	Results
Total Shareholder Return	Best total return of the major Canadian banks on a rolling five-year basis (based on capital appreciation, plus common share dividends, reinvested)	CIBC delivered the best total shareholder return of the major Canadian banks for the year ended, and the five years ended October 31, 2004.	172.9% — since October 31, 1999 28.9% — for the year ended October 31, 2004

Return on Equity (ROE)	14% to 18% return on average common equity through the cycle (calculated as net income after tax less preferred share dividends and premiums expressed as a percentage of average common	CIBC’s ROE was affected by items discussed in Management’s Discussion and Analysis, Executive overview section.	18.7%
shareholders’ equity)

Capital Strength	Tier 1 capital ratio of not less than 8.5% Total capital ratio of not less than 11.5% (based on regulatory capital as a percentage of risk-weighted assets)	Regulatory capital ratios were well above the minimum targets established for the year.	Tier 1 capital ratio — 10.5% Total capital ratio — 12.8%

Business Mix	70% retail/30% wholesale (as measured by economic capital)(1)	We have exceeded our target ahead of schedule. Going forward, we will manage our business mix within a range: 65 — 75% retail/25 — 35% wholesale.	72%/28% retail/wholesale

Reducing Risk	Reduce economic capital(1) allocated to the large corporate loan portfolio and the carrying value of the merchant banking portfolio by one-third by 2005	CIBC achieved both objectives ahead of schedule.
In order to maintain a risk focus, we have introduced two new medium-term targets:

Maintain provision for credit losses as a percentage of loans and bankers acceptances, net of reverse repos, to between 50 — 65 basis points through the business cycle

		Further reduce the carrying value of our merchant banking portfolio to $1.5 billion by 2007	Large corporate loans: 69.3% reduction Merchant banking portfolio: 38.5% reduction

Productivity and Efficiency	Revenue growth to exceed expense growth, and ratio of non-interest expenses to total revenue (efficiency ratio) of 60%	Results this year were affected by items discussed in Management’s Discussion and Analysis, Executive overview section.	Revenue growth exceeded expense growth. Efficiency ratio: 69.4%

Dividend Payout Ratio	40 — 50% (Common share dividends paid as a percentage of net income after preferred share dividends and premiums)	CIBC’s dividend payout ratio was below our target range, notwithstanding that total dividends per share paid to common shareholders were increased by 34.1% during 2004. Results this year were affected by items discussed in Management’s Discussion and Analysis, Executive overview section	Dividend payout ratio — 39.2%

NON-FINANCIAL MEASURES

	Objectives	Priorities
Clients	To be the recognized leader in client relationships	•	Enhance the practice of the CIBC service commitment by all employees across the organization

Employees	To be viewed as an employer of choice	•	Enable employee growth and development through support of training and learning opportunities
		•	Drive cultural alignment within CIBC around Vision, Mission and Values

Communities	To be a recognized leader in community giving	•	Make a real difference in the communities where we do business

Environment	To commit to environmental responsibility in all activities	•	Capitalize on opportunities through the use of baseline environmental data and analysis of industry best practices
		•	Enhance due diligence processes in credit and investment activities, including the Equator Principles and the business implications of climate change

Governance	To be a recognized leader in governance practices in Canada	• •	Enhance controls across CIBC practices in Canada Provide consistent and timely communications with all stakeholders

(1)	For additional information, see the Non-GAAP measures section.

(2)	New measure for 2005 — Diluted earnings per share growth of 10% per annum.

CIBC Annual Accountability Report 2004   For what matters                    Chief Executive Officer’s Letter

To be recognized as the leader in client relationships

Vision

“It is our responsibility as a senior leadership team to build a foundation for enduring success at CIBC ... to be truly successful CIBC will not only need to produce consistently strong financial results, but also be a recognized leader in our communities.”

John S. Hunkin
Chief Executive Officer

This year’s report is different This year’s report combines the Annual Report with the Public Accountability Statement. We have done this because we believe that it provides a more complete picture of our current performance and our prospects for the future. We believe that balancing the needs of all stakeholders will lead to sustainable growth for our shareholders.

Returns to shareholders This year CIBC produced the best total return to shareholders among the major banks in Canada. We have now led the group in four of the past five years and for the five years in total. Our profitability was strong again in 2004 and we continue to ensure that our shareholders are rewarded for our success. We raised our dividend to common shareholders by 34.1%. We repurchased 18.4 million shares in 2004, and since the beginning of 2000, we have returned $6.5 billion to our common shareholders through dividends and share repurchases.

Strong financial performance Two years ago we set our sights on materially reducing CIBC’s risk and setting the stage for more stable earnings growth. We have been very disciplined in the pursuit of these goals and I am pleased to report that we have made excellent progress.

     Earnings this year were $2.2 billion, up 6.6% from last year. Return on equity was 18.7%.

     This was achieved against the backdrop of very significant risk management initiatives that have extended over the past several years.

     For five years we have been reducing wholesale risk-weighted assets. Since 2002, we have concentrated our risk reduction efforts on reducing the amount of economic capital we have invested in our large corporate credit portfolio. To date we have reduced this capital by 69.3%, far exceeding our targeted reduction of one-third. We have also reduced impaired loans, reduced concentration risk and improved diversification in our credit portfolios. In addition, market risk is at the lowest level in years. And we have achieved our goal of reducing our merchant banking portfolio by one-third, one year ahead of our target date of 2005.

     Management of strategic risks, such as competitive and reputation risk, has received similar attention. We have implemented one of the most comprehensive reputation and legal risk programs in North America to protect CIBC in the future from the risks and costs associated with situations like Enron. By year-end, over 37,000 CIBC employees had completed mandatory risk training programs.

Chief Executive Officer’s Letter                    CIBC Annual Accountability Report 2004   For what matters

SENIOR EXECUTIVE TEAM:

1ST ROW (L—R)

John Hunkin, Chief Executive Officer

Mike Woeller, Vice Chair and Chief Information Officer

Sonia Baxendale, Senior Executive Vice-President, CIBC Wealth Management

2ND ROW (L—R)

Jill Denham, Vice Chair, CIBC Retail Markets

Tom Woods, Senior Executive Vice-President and Chief Financial Officer

Richard Venn, Senior Executive Vice-President, Corporate Development

3RD ROW (L—R)

Gerry McCaughey, President and Chief Operating Officer

Wayne Fox, Vice Chair and Chief Risk Officer

Ron Lalonde, Senior Executive Vice-President and Chief Administrative Officer

     Another of our objectives has been to shift our business mix in favour of retail client businesses. Here too, we have achieved our target; now 72% of economic capital supports retail-related businesses.

     With respect to expense management, our objective has been to implement focused cost savings initiatives without hurting our brand or our governance initiatives. While we have made progress in reducing our core expenses, we have more work to do.

     In addition to cost containment, we need to continue to invest in our core businesses. Each of these recorded strong performance this year. Our retail-related net income (CIBC Retail Markets, CIBC Wealth Management and commercial banking) grew 18.8% over 2003 and contributed 71.4% of our bottom line. In CIBC World Markets, earnings (excluding commercial banking) were up 99.3%.

Putting clients first In 2004, we invested almost $70 million to provide our employees with the tools and training to better serve our clients. In CIBC Retail Markets, we have improved our branch network, increased employee training, particularly e-based learning, and continued to invest heavily in technology. In CIBC Wealth Management, we continued to invest in our 2,600 fully-licensed, accredited advisors to enhance their capability and improve their ability to serve clients. In CIBC World Markets, we continue to be a leader in client relationships and have been ranked the number one investment banking franchise in Canada for the fourth consecutive year. Throughout CIBC, we continue to believe that employee training and commitment are the main drivers of client satisfaction and ultimately shareholder value.

CIBC Annual Accountability Report 2004   For what matters                    Chief Executive Officer’s Letter

2004 Operating Highlights

Our multi-brand, multi-channel residential mortgages strategy has gained market share 12 out of the last 15 quarters

In CIBC Wealth Management, managed solutions assets under management grew to $19.5 billion, a 35.1% increase over 2003

In 2004, CIBC World Markets was the #1 equity underwriting franchise in Canada, for the fourth consecutive year

Brand value significantly increased due to improved performance on several client measures linked to CIBC’s performance and reputation

Tied for 1st place among Canadian banks in a survey of Corporate Social Responsibility practices carried out by The Globe and Mail’s Report on Business magazine

Included in the FTSE4Good Index and the Dow Jones Sustainability World Index (DJSI World), in recognition of our sustainable business practices

Building the roadmap for long-term growth CIBC has a lot to be proud of looking back over the last few years. And our shareholders and other stakeholders have shared in our success. But what will it take to go further? I am convinced that many of the factors at the heart of generating sustained strong shareholder returns are non-financial in nature, factors like culture, employee commitment, governance, client satisfaction and brand strength. We need a roadmap for thinking about and addressing all of these factors as we make decisions for the future.

     We have such a roadmap, and a vision. One that clearly articulates who we are and where we are going. It defines what creates value, sets our strategies accordingly and then seeks to measure our performance.

     Where we wish to end up is clear — we want to be recognized as the leader in client relationships — and we intend to do this by maintaining a work environment where our employees are able to excel. At the same time we will continue to make a meaningful contribution to our communities because vibrant, healthy local communities are necessary for a thriving business.

     As important as knowing where we are going is having a common understanding about how we are going to get there. Values define “how” we get the job done, the character of the enterprise. Our ability to generate long-term growth rests on our ability to have and nurture one culture, a common strength of character, based on common values of teamwork, trust and accountability.

Measures for a winning culture Even the best roadmap for the future will not amount to much if we do not have a system for measuring progress. While we have a robust set of financial measures in place, our non-financial measures are less sophisticated. Several reporting frameworks and guidelines have been established globally and are gaining broad recognition. We are in the process of examining these and determining which framework will best suit the needs of our business and our stakeholders. We will have more to report next year.

CIBC — since 1867 William MacMaster had a vision for the bank 137 years ago. He held that the character of an enterprise mattered and that core values such as ingenuity, courage, honesty, loyalty and commitment would lead to long-term success. MacMaster created a bank that put clients at the centre of its strategy. It was this thinking that led Commerce employees in 1898 to trek 600 frozen miles in 16 days to open a branch in Dawson City.

Chief Executive Officer’s Letter                    CIBC Annual Accountability Report 2004   For what matters

Looking after clients and communities yesterday, today and tomorrow.

Sustainability Our predecessors understood that sustainability is all about creating value today without compromising the ability of future generations to grow. They understood that sustainability means taking a business approach to creating long-term shareholder value, one that integrates economic aspirations with social and environmental objectives. They understood that we should be known not just for what we are able to do now, but what we can accomplish later, as well as how we go about doing it. They embraced sustainability long before it was fashionable to do so.

     Today, increased communication, global awareness and individual activism have raised awareness around sustainability. We believe sustainability is a practical business premise — that supporting our employees, strengthening our communities and respecting our environment will lead to higher financial returns.

     CIBC has been recognized over the past several years for its sustainability practices. Several of these are noted elsewhere in this letter. Highlights include:

•	CIBC has been listed in the DJSI World for three consecutive years

•	We have been listed on the FTSE4Good Index since its inception in 2001

•	We tied for first among banks in The Globe and Mail’s Report on Business magazine’s new Corporate Social Responsibility ranking

•	We scored in the 93rd percentile in the GovernanceMetrics International assessment

This year CIBC became a signatory to the Equator Principles, an internationally recognized voluntary network for financial institutions to manage social and environmental due diligence in project financing.

     I am proud of the efforts of our employees that have resulted in this recognition and the strong financial results that we are reporting. As always, there is more we can do. Our Board and our senior management team are committed to growth today and growth tomorrow. We know that the real measure of success is not just the value we create today, but the strength of our organization to create value tomorrow. And to do that we need to invest in our clients, our employees and our communities. We are convinced that effectively integrating our business strategies with our multiple stakeholder strategies will produce the best shareholder return over the long term.

Looking ahead In 2002 we set very clear business strategies, and over the past two years we have achieved excellent results. More than that, we have raised governance practices to a new level. This would not have been possible without the tremendous efforts of our people, whose talent and dedication are the roots of our success.

     The CIBC franchise, our people, our balance sheet, new systems of governance ... these are the building blocks of tomorrow. I am very optimistic about CIBC’s prospects for a sustainable future.

CIBC Annual Accountability Report 2004   For what matters                    Chief Executive Officer’s Letter

CIBC Priorities for 2005

>	Improve client satisfaction

>	Improve employee commitment

>	Generate best total return to shareholders of the major Canadian banks over five years

>	Introduce non-financial reporting framework

>	Demonstrate continuous improvements in governance

>	Increase CIBC’s overall score in the DJSI World assessment

>	Make a difference in our communities

Governance Milestones                    CIBC Annual Accountability Report 2004   For what matters

Governance Milestones — Building a Strong Governance and Control Framework

Excellence in governance is key in helping us deliver value to all our stakeholders. CIBC introduced a new Governance and Control plan in 2004 that will enable us to approach our control and governance work in a disciplined and integrated way. This will allow us to continue to meet our ongoing regulatory requirements, while building a more solid foundation for the future.

CIBC Controls Program
One of the largest components of our Governance and Control plan is our CIBC Controls Program. Based on the globally recognized framework outlined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the CIBC Controls Program is a corporate-wide initiative to document and test all significant internal controls across CIBC.

We completed a comprehensive assessment of the accuracy and reliability of our financial and general entity controls across the organization and, where required, identified remediation plans. We were able to meet the management reporting requirements of section 404 of the Sarbanes-Oxley Act (SOX) this year, a full year ahead of that required by legislation, one of the first North American companies to do so.

We made significant progress in documenting and testing our non-financial controls to assess the effectiveness of our business operations. We are also cataloguing all the laws and regulations that govern CIBC to ensure legislative compliance management.

We designed and are developing an Internal Controls Repository which, when implemented, will provide CIBC with the ability to store, update and track control documentation and manage remediation plans across all control streams.

Global Reputation and Legal Risk
We developed and implemented a process to ensure ongoing sustainability in managing global reputation and legal risk, including training more than 37,000 CIBC staff. We introduced a new bank-wide policy to guide the management of all client transactions across the organization. We established the Financial Transactions Oversight Committee as a senior committee to review escalated transactions; and, to provide employees with a confidential resource where they can report possible irregular business activities, we introduced an independent Ethics Hotline.

Board and Senior Management Reporting	We redesigned the key reports to our Board and senior management, enhancing the information provided for effective governance and decision-making.

Board Renewal
Our Board of Directors developed and implemented a Board Renewal Plan that included the review and update of our Board mandates, including benchmarking them to leading practices. These mandates are available on our corporate website www.cibc.com.

Compliance Review	We completed a Compliance review and re-engineered the department and its processes to strengthen our internal controls over regulatory compliance.

Anti-Money Laundering
We updated our anti-money laundering initiatives and training for all employees and introduced advanced training to all U.S. and Canadian employees working in specific business units who support or conduct cash transactions.

For more on CIBC’s governance initiatives see the Governance section.

For more on how CIBC manages risk see the Management of risk section.

CIBC Annual Accountability Report 2004   For what matters                    Chairman’s Letter

Governance

“We are nurturing a governance culture that encourages personal accountability.”

William A. Etherington
Chairman of the Board

I am pleased to report to you, my fellow shareholders, on behalf of the Board of Directors. The Board is delighted with the financial performance of CIBC in 2004, which reflects the focused execution of CIBC’s strategies by the entire team.

Creating sustainable value Underpinning these successful business strategies is the ongoing commitment to create sustainable value. An integral part of this commitment is the drive for excellence in governance. Over the past years, CIBC has continuously sought to be a leader in governance, not only in terms of policies and procedures, but through the promotion of a strong governance culture.

     The Board works with senior management to oversee the business affairs of CIBC and to strengthen the governance framework. In this regard, the Board considers its responsibilities in three major categories: fulfilling stewardship responsibilities, overseeing strategy and risk management, and reinforcing a governance culture.

Fulfilling our stewardship responsibilities First, the Board oversees the advancement of policies and procedures that endorse strict adherence to legal and regulatory requirements. Over the past years, we have seen these requirements increase across the jurisdictions in which CIBC does business. In the face of such change, CIBC is striving to enhance its policies and processes. For example, in 2004, the Board worked with management to identify and improve key reports to the Board and its committees to provide better information to support decision-making. Over 250 reports were identified, and key reports have been benchmarked against best practice and enhanced.

     Compliance with regulatory requirements is absolutely critical. During the year, CIBC committed $60 million, in addition to regular governance spending, for extensive governance and control initiatives. We know, however, that more than compliance is required in a robust governance framework — it’s also about overseeing strategy and strengthening the governance culture.

Overseeing CIBC’s strategy Another key responsibility of the Board involves providing oversight of CIBC’s strategic and risk management activities. As part of its strategic oversight, the Board has reviewed with management various scenarios for growth in the areas in which CIBC conducts business. On a regular basis, management reports to the Board regarding progress against strategic objectives established each year.

For more on CIBC’s governance initiatives see the Governance section on page 167.

Chairman’s Letter                    CIBC Annual Accountability Report 2004   For what matters

Governance Recognition

Received “AAA+” rating in the 2004 “Board Shareholder Confidence Index” assessed by the Clarkson Centre for Business Ethics and Board Effectiveness at the Rotman School of Management

Ranked third in Corporate Governance in the KPMG/Ipsos-Reid annual survey of Canada’s Most Respected Corporations

Received a score of 92 (out of 100), to tie for 11th place, in The Globe and Mail’s Report On Business Corporate Governance Ranking

Scored in the 93rd percentile overall, relative to global peers, by GovernanceMetrics International

Received a score of 93 (out of 100), tying for 11th place, in Canadian Business magazine’s ranking of Best Boards

     The early identification and management of risk is critical to strategic success. Accordingly, the Board continues to spend more time on risk management activities, including enhanced director education on enterprise risk management best practices.

Reinforcing a governance culture Finally, and I believe most importantly, one of the Board’s key responsibilities involves strengthening the corporate ethic and culture. At CIBC, we are seeking to do so by leading by example and maintaining an independent board with capable and engaged directors.

     During the year, the Board once again undertook to assess itself, its committees and individual members. Board assessment also includes the thoughtful comparison of the Board’s skills and characteristics against the current and anticipated needs of CIBC. This assists in directing the Board’s search for new members. During the year, the Board underwent significant renewal, with the appointment of three new members.

     The Board also endorses the implementation of the right organizational systems, like an ethics hotline, to support the desired culture. These systems reinforce “doing the right thing” at all levels across CIBC.

     We are nurturing a culture that encourages every member of the CIBC team to take personal accountability for his or her actions. Taking personal accountability will guide each of us in all situations, even if specific rules or policies are not in place.

Recognition for excellence We were pleased to once again receive external validation of the strength of CIBC’s governance practices in several governance surveys and rankings. CIBC’s strong governance performance also contributed to CIBC’s inclusion once again in the Dow Jones Sustainability World Index in 2004.

Looking forward While these third-party assessments help to guide us in our efforts to fine-tune our practices, our overall goal remains clear. We seek to be a leader in governance among financial services companies in order to earn — and maintain — the trust of all our stakeholders. For the upcoming year, your Board will continue to concentrate on adding value to CIBC by increasing its efforts around the oversight of CIBC’s strategic activities and by reinforcing a strong ethical culture.

     On behalf of the Board, I would like to congratulate CIBC’s employees on the excellent financial results and tremendous governance achievements during 2004. I look forward to reporting on our continued progress next year.

CIBC Annual Accountability Report 2004   For what matters                    Chief Financial Officer’s Letter

Tom D. Woods

Senior Executive Vice-President and Chief Financial Officer

Results

“This year’s Annual Accountability Report has more detailed financial information than ever before. We thought this was a good time to introduce a simple review of CIBC’s results.”

Earnings per share (EPS)
($)

Return on equity (ROE)
(%)

How CIBC generates results

(in $ millions)	2004	2003
We earned interest on loans and other products	$10,188	$11,176
We paid interest on deposits and other liabilities	4,822	5,546

We earned Net interest income	5,366	5,630
We also earned revenue (non-interest income) on investment products, financial services and other products	6,517	5,946

Total Revenue was	$11,883	$11,576	(A)

The risk associated with our credit products resulted in loan losses of	$628	$1,143	(B)

We incurred costs to operate our businesses
We invested in our people and our franchise:
Salaries and benefits	$4,399	$4,417
Our people need technology	1,138	1,143
A place to work and	634	605
Other support	2,095	1,966
We paid income taxes	790	239

This added up to	$9,056	$8,370	(C)

Leaving us with Net income of	$2,199	$2,063	(A)-(B)-(C)

CIBC-at-a-glance                    CIBC Annual Accountability Report 2004   For what matters

CIBC Retail Markets

Putting Clients First

“Buying my home with the help of CIBC has made a big difference in my life. My branch manager put me at ease and helped me to see that I could achieve my goal. She also made the process quick and easy.”

Sandy Davidson
Lagoon City, Ontario

CIBC Annual Accountability Report 2004   For what matters                    CIBC-at-a-glance

Efficiency ratio
(%)

Residential mortgages market share
(%)

Net income
($ millions)

Share of net income

Where we’re going — Our goal is to help our individual and small business clients achieve the things that matter most to them. To achieve our goal, we continue to focus on proactively meeting our clients’ financial needs at every stage of their lives, creating an environment where employees can excel and improving our efficiency and processes.

Our clients

We are committed to providing an unparalleled client experience — through the best products and services, client-focused delivery channels, efficient processes and highly skilled staff.

     This year, we launched the new CIBC Unlimited Chequing Account, which provides unlimited everyday account transactions for a flat monthly fee, and the new CIBC Everyday™ Chequing Account, which offers a lower-fee alternative for clients with basic banking needs. We also launched CIBC Express Switch™ Service, allowing clients to easily transfer their preauthorized debits and payroll credits from other financial institutions. Our small business clients continue to benefit from the CIBC Self-Employed Recognition Mortgage™. In our Cards business, we introduced CIBC Club Privileges Travel™ benefits to the Aerogold VISA* Card and Aerogold VISA* Card for Business. To help our clients achieve financial security, we enhanced our product offer at President’s Choice Financial (PCF), with a range of creditor insurance products to complement the PCF suite of lending products.

     We continued to upgrade our delivery channels with the opening of seven new flagship branches and with significant renovations to four existing branches, transforming them into flagships. We increased the proportion of full-time Customer Service Representatives and introduced CIBC Branch Ambassadors across the country, who greet and assist our clients when they enter a CIBC branch. We also enhanced our online banking website, making our clients’ online banking experience better.

     We continued to invest in employee training and technology to strengthen client relationships and improve client satisfaction. This year, CIBC expanded our award-winning e-learning program for our branch employees coast-to-coast.

Our people

We’re giving our employees the tools, coaching, processes and incentives to make each client experience a great one. Our employees understand their critically important role in building client loyalty and achieving our strategic goals. To help them succeed, we have introduced a range of learning and development opportunities. This year, our employees completed more than 100,000 training courses.

CIBC-at-a-glance                    CIBC Annual Accountability Report 2004   For what matters

CIBC Wealth Management

Putting Clients First

“Our advisor understands our needs and makes financial planning and investing simple. She doesn’t sell us products. She listens to us, thinks about our finances from our point of view and recommends things that work for us. As the owners of four restaurants, we recognize good customer service. Our advisor makes us feel like valued clients and gives us confidence in our financial future.”

Stephanie and Maurizio Bertossi
Halifax, Nova Scotia

CIBC Annual Accountability Report 2004   For what matters                    CIBC-at-a-glance

Net income
($ millions)

Assets under administration
($ billions)

Assets under management
($ billions)

Share of net income

Where we’re going — We are committed to becoming the leader in client relationships. We will do this by providing superior financial advice and tailored products and services to help clients realize their financial goals. We will further strengthen our advisors’ capabilities through continued training and accreditation; and, to ensure that our clients can realize the benefits of our advice, we remain focused on providing industry-leading financial solutions.

Our clients

Our success depends on building strong and lasting relationships with clients. To accomplish this, we focus on tailoring our business to meet clients’ needs at varying stages of life and levels of affluence; providing clients with quality advice; and developing industry-leading products.

     Clients who prefer to work with a single, branch-based advisor are served through CIBC Imperial Service. This year we made it easier and more convenient for clients to deal with us through improved online and telephone banking. In addition, our focus on strengthening CIBC Imperial Service advisors’ capabilities has resulted in CIBC having more branch-based Certified Financial Planner accredited advisors than any other bank — enabling us to provide clients with comprehensive financial planning advice.

     CIBC Wood Gundy supports clients seeking in-depth investment expertise with 1,400 advisors — more than any other full-service Canadian brokerage. In 2004, we focused on reinforcing our relationships with clients, helping to earn an industry-leading client satisfaction ranking for the firm. We continue to provide clients with access to industry-leading investments including managed solutions and products from CIBC World Markets.

     CIBC Private Wealth Management™ provides customized investment management, private banking, and estate planning solutions in Canada and overseas.

     And, CIBC Investor’s Edge™ meets the needs of self-directed investors who prefer to manage their investments online. In 2004, we improved our website to enhance the client experience and satisfaction.

     In addition to offering the highest quality advice, we concentrate on helping our clients realize their financial goals by delivering competitive investment products to fulfill our advice. This year, we launched new products such as CIBC Escalating Rate GICs™ and we enhanced mutual fund reporting for clients. In CIBC Wealth Management, we remain focused on tailoring our products to clients with varying investment objectives, levels of wealth and time horizons.

Our people

In 2004, we maintained our focus on creating an environment where employees can build strong, tenured relationships with clients. To achieve this we continued to streamline processes, enabling employees to spend more time with clients. And, we improved advisors’ access to research and information to expand their knowledge and ability to service clients’ needs. We aim to foster a culture of leadership and learning, enabling employees to realize their potential.

CIBC-at-a-glance                    CIBC Annual Accountability Report 2004   For what matters

CIBC World Markets

Putting Clients First

“YPG has evolved at an unprecedented pace over the last two years, having gone through a $3.0 billion leveraged buyout, then raising $5.6 billion in financing less than a year later. CIBC World Markets has taken a leadership role in our transactions and has followed us every step of the way. They have been an ideal partner given their blend of industry knowledge and capital markets capabilities.”

Marc P. Tellier, President and CEO
Yellow Pages Group

CIBC Annual Accountability Report 2004   For what matters                    CIBC-at-a-glance

Large corporate credit risk
($ millions)

Economic capital
($ millions)

Merchant banking private equity outstandings
($ millions)

Share of net income

Where we’re going — CIBC World Markets’ strategic focus is to drive earnings growth and returns by concentrating resources and efforts within our core business areas. In Canada, our objective is to maintain our market leadership by leveraging our capability, strong distribution and resources in support of our clients. In the U.S., we will continue our focus on mid-market investment banking as well as targeted sales and trading activities. Internationally, we will direct resources to activities that are aligned to our North American businesses.

Our clients

CIBC World Markets’ client-focused strategy paid off in 2004 as we were again the top performing Canadian investment bank in equity underwriting, income trusts, and domestic mergers and acquisitions advisory, while in the U.S. we continued to solidify our mid-market position in both equities and mergers and acquisitions.

     In Canada, CIBC World Markets led or participated in many of the biggest deals of the year, including acting as joint bookrunner and co-lead manager in the largest equity underwriting deal in Canadian history, Petro-Canada’s $3.2 billion secondary offering. Other deal highlights included acting as joint bookrunner and co-arranger on debt financing for Alimentation Couche-Tard’s US$804 million acquisition of The Circle K Corporation and as lead manager in UE Waterheater Income Fund’s $361 million initial public offering (IPO) in Canada. CIBC World Markets was also the exclusive financial advisor to Connors Bros. Income Fund in its $800 million combination with Bumble Bee Holdings L.P. and the sole bookrunner on the $263 million unit trust offering by Connors Bros. used to provide financing for the combination.

     Other significant Canadian deals included acting as exclusive financial advisor to Manitoba Telecom Services Inc. in its acquisition of Allstream Inc., and as the co-lead agent and sole bookrunner for the deal’s financing of $350 million in medium-term notes.

     In the U.S., CIBC World Markets introduced its leading income trust capabilities with Volume Services America Inc.’s US$252 million Income Deposit Securities IPO. The U.S. real estate finance group co-led five Commercial Mortgage Backed Securities offerings valued at US$5.3 billion and originated US$1.8 billion of the loans sold into these offerings with other participants contributing the balance.

     Internationally, assignments included acting as the lead global coordinator for 3i Group plc and Veronis Suhler debt financing of Yellow Brick Road, a leading European directory business. We also acted as joint global coordinator and joint bookrunner on Findexa Limited’s Income Deposit Securities IPO.

Our people

Our team of close to 2,500 employees around the world is key to our success. Working in highly disciplined cross-functional teams, our professionals provide industry expertise, focused market advice, and targeted financial solutions to meet the unique business challenges of our clients. In 2004, we made further investments in professional development and training opportunities to further enhance the capabilities and skills of our people at every level of the organization. Our business successes are testimony to the strength and commitment of our team and the depth of our talent.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Winning means creating value for all who have a stake in CIBC

The company annual report has traditionally been a retrospective snapshot of an enterprise’s financial results with a message from senior management, anchored by a letter from the shareholders’ auditors. As the document’s format evolved over time, reports often added other information on business accomplishments, new initiatives and, increasingly, details on topics like the environment and community involvement. This was a reflection of the fact that businesses do not exist in isolation from society. Indeed, there is a growing realization that long-term value creation is driven by successfully addressing a host of non-financial issues, including but not limited to client satisfaction, employee commitment, community involvement, brand strength and ethical behaviour.

     Separate from this, the Government of Canada has, in recent years, required banks and other federally regulated financial institutions to publish an annual public accountability statement outlining, among other things, their efforts to provide affordable, accessible banking to all Canadians; to support small business; and to play a role in community development.

     While these two documents have existed separately, CIBC’s business strategy integrates financial performance and social responsibility, and includes both financial and non-financial reporting measures, to enable us to create a sustainable business that builds on — and extends — our 137-year heritage of success. While we have robust financial measures in place, our non-financial measures are less well established. Globally, several sustainability reporting frameworks and guidelines, such as the Global Reporting Initiative, have been established and are gaining broad recognition. The creation of this year’s Annual Accountability Report, which integrates our Public Accountability Statement(1) with the Annual Report, is the natural outgrowth of our efforts to evolve towards implementing a broad framework for measuring and reporting our progress.

     Our main goal is to provide greater transparency to our readers on a broader range of activities and programs, using, where practicable, globally accepted standards of non-financial reporting. Because it is a new undertaking, it is almost by definition a work in progress. In some instances, we have good data; in other areas, we are working to develop objectives and measurement methodologies that we hope to implement in the future. But, in all instances, we are pursuing an integrated approach to value creation — one that takes into account the critical factors most likely to affect CIBC’s prospects for sustainable growth.

     On the pages that follow, you will see special attention paid to the non-financial aspects of our business — we see these activities as central to our success.

John S. Hunkin

(1)	This statement has been published for CIBC and the following affiliates of CIBC in Canada: Amicus Bank; CIBC World Markets Inc.; CIBC Mortgages Inc.; CIBC Life Insurance Company Limited; CIBC Trust Corporation; CIBC Securities Inc.; CIBC Investor Services Inc.; TAL Global Asset Management Inc.; TAL Private Management Ltd.; CIBC Financial Planning Inc.; CIBC Asset Management Inc.; CIBC BA Limited.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Public Accountability Statement

Our Clients

At CIBC, we are in business to help our clients achieve what matters to them. We are developing innovative products and services so that they receive a range of financial solutions that meet their needs. Fulfilling our commitment to long-term value creation for all of our stakeholders means paying attention to the unique needs of our diverse client groups. This section highlights the progress we are making in providing affordable and accessible banking products and services, advancing the goals of our small business clients and actively engaging the Aboriginal community.

Please refer to page 22 for more detailed information.

Our People

CIBC is committed to becoming the employer of choice in Canada’s financial services industry. Creating a supportive work environment that is fair and inclusive is central to our commitment to build sustainable value for our stakeholders. Our holistic approach to managing human resources combines CIBC’s business priorities with meeting the diverse needs of our employees. It will also help us to develop a high performance culture that sets us apart from our competitors.

Please refer to page 30 for more detailed information.

CIBC in the Community

At CIBC, we are determined to make a difference in the lives of Canadians by having a positive, enduring impact on the communities where our clients and employees work and live. Through corporate donations, community sponsorships, gifts in-kind and the volunteer efforts of our employees, giving back to the community is an important part of our culture. We’re dedicated to playing our part to strengthen Canada’s communities and to improve the quality of life of its citizens.

Please refer to page 34 for more detailed information.

CIBC and the Environment

CIBC acknowledges that as a major financial institution we have an impact on the environment and society, and we recognize our responsibility for managing environmental issues responsibly. We are committed to policies, procedures and initiatives to minimize the impact of our operations on the quality of the air, land and water and to integrate environmental risk evaluation into our credit assessment process. In this way, we contribute to the health and well-being of all of our stakeholders and a sustainable future for CIBC.

Please refer to page 38 for more detailed information.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Our Clients

CIBC’s vision is to be the leader in client relationships. We provide personal and business banking solutions across Canada to individuals, small businesses, and the Aboriginal community. To increase our value to clients, we’re creating new products, improving our service, upgrading our delivery channels, becoming more efficient and working to gain a better understanding of our clients’ needs.

     “Our clients are our priority. Everything we do is focused on helping our clients achieve what matters to them.”

Jill Denham
Vice Chair, CIBC Retail Markets

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Affordable Accessible Banking

Affordable banking choices

With the CIBC Everyday Chequing Account, fixed- and variable-rate mortgages, and service packages for seniors, students and youth, CIBC offers a wide range of affordable banking options.

President’s Choice Financial

Canadians can access competitive financial products and services through the President’s Choice Financial offer. This low-cost banking option is available at ABMs, over the telephone, on the Internet and at on-site pavilions in select Loblaw Companies stores across Canada.

Revitalizing branches

In 2004, CIBC opened new flagship branches in seven locations in British Columbia, Alberta, Manitoba, Ontario and Quebec.

ABMs

With the largest bank ABM network in Canada, we provide clients greater access to their accounts through this channel.

Special needs

We’re committed to a barrier-free banking environment. All of CIBC’s new branches are fully wheelchair accessible and CIBC Access for All™ ABMs are installed to make banking easier for clients with special needs.

Affordable banking

At CIBC, we’re committed to meeting the needs of every client. For Canadians living on modest incomes, the CIBC Everyday Chequing Account provides clients with up to 10 transactions included in the low monthly fee of $3.90, and $0.60 for each transaction after that. CIBC waives the monthly service fee of $3.90 when a minimum monthly balance of $1,000 is maintained. With our variable-rate CIBC Better Than Prime Mortgage™ or fixed-rate CIBC Better Than Posted Mortgage™, Canadians continue to have affordable mortgage choices in today’s market.

     CIBC also provides a range of service packages tailored to meet the banking needs of seniors, students and youth clients. The CIBC Advantage for Seniors program offers banking and travel advantages for clients 60 years of age and over. It includes free daily banking transactions and no monthly fee on the CIBC Everyday Chequing Account, and a discount on a safety deposit box rental. The CIBC Advantage for Students package offers up to 10 transactions on the CIBC Everyday Chequing Account for a low monthly fee of $1.95, and $0.30 for each transaction thereafter. The monthly service fee of $1.95 is waived when a $1,000 minimum monthly balance is maintained. For our banking clients under 19 years, the CIBC Advantage for Youth package offers free daily banking on the CIBC Premium Growth™ Account.

President’s Choice Financial

CIBC’s unique banking offer, President’s Choice Financial (PCF), a co-venture with Loblaw Companies Limited, is a quality, low-cost banking option for clients looking for an alternative to traditional banking services. PCF customer associates provide clients with a wide range of competitive financial products and services at in-store pavilions and over the telephone. Clients can also access their accounts through ABMs and over the Internet.

     There are 201 staffed President’s Choice Financial pavilions and 17 remote pavilions, located at select Loblaw Companies Limited stores across Canada. In 2004, CIBC introduced President’s Choice Financial creditor insurance products to its existing product line, to help protect clients’ families and dependants in the event of death, disability or job loss. For a complete listing of pavilion openings and closings, see page 178.

     Since President’s Choice Financial launched in 1998, more than one million Canadians have signed on to this low-cost, high-value alternative — and the number continues to grow.

Accessibility

At CIBC, we want to improve the banking experience for all of our clients — across all of our delivery channels. Our priority is to make our banking products and services understandable and accessible to our clients, so that they bank with us in the way that suits them best. In 2004, CIBC implemented a number of initiatives designed to make banking more accessible to Canadians.

     We upgraded our delivery channels to enhance service levels for our clients. We refurbished branches to deliver a better banking experience. We added new features and improved CIBC’s Online Banking and Investor’s Edge™ websites, including a simpler login process, better access to information for managing multiple accounts and easier-to-read screens with more transactions displayed on each page.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Branches

At CIBC, we are continually making adjustments to our branch network to meet changes in clients’ banking habits and needs. We open new branches and close others based on detailed analyses of markets, demographic trends and client preferences. At the end of 2004, our national network consisted of 1,073 branches. For a complete listing of branches opened and closed in 2004, see page 178.

     This year, CIBC continued its multi-year branch revitalization program. The new flagship branches that we’re launching as part of this program are state-of-the-art facilities providing our clients with personal and business banking services, greater access to multiple delivery channels and extended operating hours. In major markets, we’re replacing outdated or physically constrained branches with new, larger banking centres in nearby high-traffic areas.

     During the year, CIBC opened seven new flagship branches in Edmonton, Alberta; Winnipeg, Manitoba; Kelowna, British Columbia; Woodbridge and Pickering, Ontario; and LaSalle and Rosemère, Quebec. In addition, four existing branch locations were converted to flagship branches in Regina, Saskatchewan; Mississauga and Toronto, Ontario, and Montreal, Quebec. When added to the locations in Toronto and Kitchener, Ontario and Pointe Claire, Quebec, opened in 2003, CIBC now has 14 flagship branches serving customers in six provinces across Canada.

     In 2004, CIBC closed 40 branches, the vast majority of which were in urban locations. We’re particularly sensitive to the special circumstances created by closures in rural areas. A decision to close rural branches is only taken after an exhaustive review of alternative options.

     In every decision to close a branch, CIBC carefully considers the interests of the community, our clients and employees by:

•	Assessing consumer usage patterns in the local market to identify the most appropriate alternative branch to serve affected clients

•	Informing the community at large, including clients, employees, community leaders, politicians and government officials, of the decision to close the branch. Notice is given and the bank holds a community meeting to discuss the decision and to hear suggestions for helping the community to adjust.

•	Assisting affected individual clients and groups, identifying their needs and the most appropriate branch in the market to serve them

•	Making every effort to help employees affected by closures to find new positions within the organization, deploying them either to the branch where affected clients are being transferred or elsewhere in the CIBC network

We also continued to invest in branch technology upgrades, process enhancements and staff training across our national network. For example, we developed a comprehensive curriculum of 100 custom-built e-learning courses for our frontline employees, so that they have the opportunity to learn new skills to better serve clients.

ABMs

With over 328 million transactions in 2004, CIBC’s ABM channel is the most popular point of access for our clients. At year-end, the CIBC group of companies continued to offer customers access to the largest bank ABM network in Canada. Our clients can bank at 2,165 ABMs in CIBC branches across the country and 1,971 non-branch locations, including participating 7-Eleven Canada, Inc. stores, Mac’s Convenience Stores Inc., Sunoco Inc. and Ultramar locations and independent convenience stores. For a complete listing of ABM installations and removals, see page 178.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Special needs

CIBC is committed to a barrier-free banking environment. Through our CIBC Access for All program, all of our new branches are made fully wheelchair accessible.

     Through the CIBC Access for All ABM program, we’re also making banking easier for visually impaired clients, the elderly and persons that have restricted mobility. CIBC purchases new ABMs on an ongoing basis that meet the Canadian Standards Association guidelines for accessibility, and these are phased in as part of our machine replacement program.

     At year-end, 610 branches had been equipped with at least one CIBC Access for All ABM. They’re installed at a lower height, with curved parcel shelves for easier wheelchair access, grab bars for persons with mobility impairments, and improved task lighting. The machines are also equipped with audio jacks, allowing blind and partially sighted clients to use headsets and follow verbal instructions to complete their transactions. All of CIBC’s ABMs display high contrast colours for better readability, especially for elderly and partially sighted clients.

     CIBC also offers large print and Braille statements to customers who request them. CIBC’s Telephone Banking service uses innovative speech recognition and Tele-Type Touch technology to provide clients with direct, 24/7 access to telephone banking. The technology allows them to conduct routine financial transactions, obtain information and purchase products or services.

Our service commitment to our clients

Our Service Commitment to You promises that we will respect the privacy and integrity of the information that our clients share with us and will treat our clients in a courteous, professional and respectful way at all times.

     We deal with our clients in an honest and transparent manner by providing candid explanations of our service fees and talking openly with them at all times while honouring their right to privacy in all dealings with us.

Solving problems for our clients

Resolving client complaints to their satisfaction is an important priority for us. CIBC has an efficient process in place for resolving problems within 24 hours at the branch, or the complaint is referred to our Customer Care Centre that has the authority to resolve issues directly. This year, we substantially improved the resolution time for most escalated issues from 72 hours to 48 hours. We’ve also extended our Customer Care coverage to our Saturday branches, for timely resolution of any client complaints that may occur on weekends. CIBC has training modules to help employees better understand what clients experience when they have a complaint, learning how they can address their concerns more effectively.

     The Office of the CIBC Ombudsman serves as an objective, independent intermediary to help CIBC’s personal and small business customers resolve any concerns they have to their satisfaction after other avenues as set out in the bank’s resolution process have been unsuccessful. The office uses feedback received from CIBC clients through this process to help management identify areas and issues in need of attention to improve the future experience of bank clients. For contact information, see page 198.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Small Business Banking

Committed to small business

We’re committed to delivering an exceptional banking experience to clients. Our holistic approach to delivering financial services is designed to meet the personal and business requirements of entrepreneurs at every stage of business growth.

Accessible banking services

CIBC branches, ABMs, online and telephone delivery channels provide easy access to daily banking services for clients. Our small business employees provide clients across Canada with advice and service to meet personal and business financial requirements.

Meeting specialized needs

CIBC meets the specialized needs of small business clients in the agricultural sector and Aboriginal community.

Improved access to credit

Our newly enhanced fulfilment process for CIBC Small Business Credit Edge™ has reduced the amount of time it takes for approved clients to access their funds.

Encouraging growth

CIBC is a strong supporter of programs that encourage entrepreneurship and growth of small businesses.

Supporting Small Business

Small business is vital to the vibrancy and sustainability of Canada’s economy. The rate of growth in the number of entrepreneurs is more than double that of private sector salaried employees. The CIBC Small Business Economic Report, published in September 2004 and entitled Canadian Small Business —Back in High Gear, notes that, as of July 2004, the ranks of Canada’s self-employed grew to just under 2.5 million — and, by the end of the decade, it is expected that one in five Canadians will be self-employed.

     Two striking developments are the emergence of “seniorpreneurs” as the fastest growing segment in the small business sector and the unmistakable pattern of small businesses getting smaller. During 2004, small business formation growth has been concentrated among entrepreneurs with fewer than five employees. And, small business owners 55 years and over currently account for one in four self-employed individuals in Canada. Since 2001, the number of organizations run by older Canadians has risen by 140,000 or 30%.

     CIBC is committed to this dynamic and growing sector. For decades, CIBC has been a strong supporter of the small business sector and we continue to strive to be the #1 bank for small business in Canada. We are committed to delivering an exceptional banking experience that will make a difference to our clients.

     Our goal is to meet all of the business and personal financial requirements of our clients at every stage of their business growth, from the startup phase and early development through to maturity and transition as the business changes hands. At each stage of evolution, entrepreneurs need access to different combinations of financial products, services and expert advice that will help them run their businesses more efficiently. As an example, for startup businesses, we offer a complete financial package, including daily business banking, access to easier borrowing solutions and valuable online resources, to help them get their businesses off to a great start.

Learning about our clients

As part of our ongoing efforts to better understand entrepreneurs and the factors at work in their lives, CIBC regularly researches and reports on the state of the small business sector. In 2004, the two most significant reports were the CIBC Small Business Economic Report, cited above and developed by CIBC World Markets, and our collaborative report with Decima Research. On the basis of these and other findings, we gain insights into the factors that affect entrepreneurs, industry trends and what we need to do to address their needs more effectively.

Making life easier for small business

CIBC’s branches, online and telephone delivery channels provide easy access for our clients to meet their day-to-day banking requirements and to select the products and services they need. Also, CIBC’s team of over 1,400 small business employees, located in Canada’s major centres and rural communities across the country, provide clients with the financial advice, products and services they need to further their business and personal goals.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

     CIBC Small Business is also committed to serving Canadian small businesses with more specialized requirements. We have national networks of specialists dedicated to serving Canada’s agricultural sector and assisting entrepreneurs in Aboriginal communities. Our Agricultural Banking Specialists have both small business banking expertise and significant farm experience and are experts in farm loans, general farm management and planning. At the same time, our Aboriginal Banking team and in-branch employees provide personal and business financial services to First Nations, Métis and Inuit entrepreneurs and their families.

     CIBC’s Franchise Finance Group provides franchisee customers with expert advice and a comprehensive selection of personal and business financial products and services through the national branch network. We also help to finance program arrangements with a large number of franchise systems.

Improving accessibility for small business

     We have taken many steps this year to further improve small business clients’ access to capital and banking services. Here are just a few examples:

•	We have enhanced our credit application documentation and fulfilment process, making it more simple and straightforward. With CIBC Small Business Credit Edge, entrepreneurs can apply for up to $100,000 either as a loan or a line of credit, or a combination of both, through a simple application process. In 2004, new credit application and agreement forms, together with a new terms and conditions booklet, were developed to present important information more clearly and concisely. In addition, the fulfilment process was streamlined, further reducing the amount of time it takes for approved customers to access funds.

•	To create better financing opportunities for Aboriginal businesses, CIBC is committed to working with the National Aboriginal Capital Corporation Association to provide advice and assistance that will help the association develop an Aboriginal Financial Institution loan syndication pool.

•	The CIBC Self-Employed Recognition Mortgage, introduced in 2003, has been further enhanced to help more of Canada’s entrepreneurs purchase a home. Approval is easier and takes the borrower’s whole financial picture into account.

•	A new sales tool introduced this year has significantly reduced the time it takes for our small business clients to open a new account. Forms for most small business accounts are now generated through web-based software that is simple, efficient and easy to use. Also, we redesigned our CIBC Business Operating Account™ statement to provide more information to clients clearly and succinctly. The new, easy-to-read statement includes an account summary, important new information on account changes, a cheque summary and any relevant updates about business banking at CIBC.

•	To help business clients manage their cash flow more effectively, CIBC introduced a new Inter-Branch Deposit feature that enables them to make deposits at many CIBC branches for immediate credit to their CIBC Business Operating Account or U.S. Dollar Current Account. The new account feature provides significantly greater cash management flexibility than was previously available.

•	In 2004, federal and provincial governments introduced the Canadian Agricultural Income Stabilization (CAIS) Program to help stabilize agricultural producers’ income and to provide income disaster protection. To support this government program, CIBC launched the CIBC CAIS Deposit Account, an interest-bearing deposit-only account available to agricultural producers. Clients can make unlimited deposits at any CIBC branch or CIBC ABM and make inquiries and transfers into their CIBC CAIS Deposit Account through CIBC Telephone Banking, Online Banking and CIBC ABMs.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Borrowing customers with total authorizations under $100,000

CIBC’s small business borrowing customers with total authorizations under $100,000 totalled almost 153,000 in 2004, up from just under 138,000 in the prior year and nearly 111,000 in 2002.

Community investment

In 2004, CIBC Small Business continued its wide-ranging support of national and regional programs that foster the growth of small business and encourage the development of entrepreneurship in Canada. Examples are listed below.

•	We committed $1 million over 10 years to the University of Saskatchewan’s College of Agriculture to develop a program in agricultural entrepreneurship. The curriculum will focus on commercialization of scientific research, economic development and agribusiness opportunities. It’s designed to encourage agricultural entrepreneurship across the province, especially in rural and First Nations communities. CIBC’s donation will also create bursaries for Aboriginal students. And, for each of the next 10 years, $10,000 will be earmarked for outreach activities to encourage First Nations economic and agribusiness development.

•	In addition to our regional support of $120,000 in 2004, we reinforced our commitment to Junior Achievement of Canada with a three-year lead sponsorship of the Canadian National Junior Achievement Conference, starting in 2005. At the week-long conference, students will explore and discuss a business-related theme in an informal learning environment facilitated by guest speakers and local business representatives.

•	CIBC continues to be an enthusiastic sponsor of Advancing Canadian Entrepreneurship. As a founding corporate sponsor and supporter of the organization since 1995, we’re helping to build an entrepreneurial culture in Canada where innovation and creativity are valued. Through the CIBC Student Entrepreneur of the Year Award, we celebrate the commitment, determination and achievements of young entrepreneurs. The 2004 award was presented to Amanda Harburn for founding and operating Prestige Dance Academy Inc., a full-service dance studio for children and adults in Calgary.

•	CIBC continues to support the efforts of the Canadian Women’s Foundation (CWF) to create systemic change that will bring independence and economic self-sufficiency to women and girls in Canada. With a $600,000 donation over five years, CIBC has joined with a number of partners in contributing to the CWF Economic Development Collaborative Fund, to support a diverse portfolio of economic development projects in Canada. Components of the Collaborative Fund include grants, technical assistance, monitoring and evaluation, research, learning and policy work and the National Skills Institute. The goal of the Institute is to increase the effectiveness of community organizations in their economic development work with low-income women.

•	In addition, we support organizations dedicated to fostering innovation and entrepreneurship. These include Canada’s Outstanding Young Farmer Program, which celebrates the achievements of young farm operators, and the Canadian Youth Business Foundation that nurtures the development of entrepreneurship through mentoring and financial support.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Aboriginal Banking

CIBC is dedicated to building stronger relationships with Aboriginal Peoples in Canada by providing comprehensive financial services relevant to the needs of First Nations, Métis and Inuit individuals and businesses. Our holistic approach is designed to meet the growing demand for financial services and to improve the overall banking experience for our Aboriginal clients.

     CIBC serves the Aboriginal community through our national branch network, including seven on-reserve branches and one agency, in communities across Canada. Our branch staff and experienced Aboriginal Banking team offer our clients informed advice and integrated financial solutions to meet their specialized requirements.

     For individuals, CIBC provides personal financial products and services with distinct features that are appropriate for everyday banking needs. We have developed custom lending guidelines that recognize the unique legal and tax circumstances of Aboriginal Peoples. For example, adjustments to CIBC’s credit adjudication process include a formula to “gross up” the income levels of Status Indians earning tax-exempt income on a reserve, and enhance the total debt service ratio used to calculate an individual’s ability to repay the proposed loan and to service existing debt.

     In 2004, CIBC reviewed its Aboriginal Banking business to satisfy the growing demand for products and services to meet financing needs both on- and off-reserve. The dramatic increase in Aboriginal entrepreneurship has led CIBC to focus on expanding its product offer to better meet the personal and business banking needs of clients.

     To improve access to capital, CIBC’s business loan adjudication process has been improved to meet the growing credit needs of Aboriginal business owners. Credit files are now centralized in one location and all Aboriginal credit decisions over $250,000 are adjudicated by a single, dedicated group of specialists with the expertise and resources to review applications efficiently and fairly.

     To complement the enhanced credit process, CIBC has committed to make an investment to offer advice and assistance that will help the National Aboriginal Capital Corporation Association develop an Aboriginal Financial Institution (AFI) loan syndication pool to provide funding for Aboriginal businesses with borrowing needs over $250,000 that are too large for an individual AFI.

Community investment

CIBC has a long history of contributing to Canada’s Aboriginal community. Support includes:

•	The National Aboriginal Achievement Foundation, for its awards program, post-secondary scholarships, a youth career fair and Taking Pulse, where educators, governments, Aboriginal Peoples and the private sector examine ways to increase Aboriginal participation in the workforce

•	The University of Winnipeg with a $275,000 commitment over five years to help establish a new Aboriginal Student Services Centre

•	Canadian Executive Service Organization Aboriginal Services initiative for financial management training

•	Innu community recreation centres at Sheshatshiu and Natuashish through the Innu Healing Foundation

•	The Town of Inuvik in the Northwest Territories, to help build a family centre

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Our People

Creating a supportive work environment where people can excel is fundamental to our strategy of becoming recognized as the leader in client relationships. The priorities of our global People Strategy are to ensure we have a supportive employee environment reflective of CIBC’s vision, mission and values; to create effective recruitment and development plans to attract and develop the best people wherever we do business; to continuously enhance CIBC’s performance focus through best-in-class performance management process and performance-based compensation; and, to contribute to the health and well-being of our people — both at work and in all aspects of their lives.

“At CIBC, we are building on our commitment to deliver long-term value for our stakeholders. Our holistic approach blends our business priorities with the diverse needs of our employees, empowering us to create a high-performance culture that nurtures a supportive employee environment and invests in the health and well-being of our people.”

Joyce Phillips
Executive Vice-President, Human Resources

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Creating a Supportive Work Environment

Supporting our employees

CIBC’s Code of Conduct guarantees every employee the right to be respected, to receive fair and equitable treatment, and prohibits discrimination and harassment.

Achieving employment equity

CIBC is committed to employment equity and achieving the goal of full representation of women, visible minorities, persons with disabilities and Aboriginal Peoples. In 2004, CIBC was in compliance with all 12 of the statutory requirements of Canada’s Employment Equity Act.

Attracting the best

In 2004, we invested almost $70 million to provide employees with tools and training. CIBC’s Corporate Knowledge Network and business sites offer training and career development opportunities for employees.

Building performance

CIBC’s Performance Management and Measurement process is an organization-wide tool to drive employee motivation and performance by helping staff to connect their individual contributions to CIBC’s overall results.

Health and well-being

CIBC sets the industry standard with Employment Insurance top-up benefits during maternity, parental, adoption, and compassionate care leave. And through the CIBC Children’s Centre, we provide emergency backup child-care when regular arrangements break down.

Fostering commitment — supportive employee environment

Increasing employee commitment is crucial for developing highly motivated, skilled and productive employees who share CIBC’s vision and make a valued contribution to our organization. CIBC measures employee commitment through a bi-annual employee survey that allows us to track our progress over time, as well as benchmark against other organizations. Sponsored by the Chief Executive Officer, survey data are used by CIBC to enhance the experiences of all employees.

     CIBC has a number of policies that address workplace culture and behaviour. Policies and practices are aligned with CIBC’s Code of Conduct, which guarantees every employee the right to be respected, to receive fair and equitable treatment and to be free from discrimination and harassment. The Code also provides protection from retaliation for employees who, in good faith, report facts and incidents that may involve a breach of the principles contained within the Code. Our global and regional policies on employment equity and diversity, workplace accommodation, and harassment in the workplace also ensure employees are treated with respect and dignity.

     In 2004, CIBC’s Ethics Hotline was established to provide a confidential phone line managed by a third party, for employees to report any irregularities they observe in business practices. This is a new option available to employees who may not wish to report their concerns to a supervisor.

     CIBC’s Employee Privacy Policy mandates the confidentiality of personal information. There was one recorded official privacy complaint regarding employment issues filed with privacy commissions in Canada in 2004. In addition, during the year, CIBC introduced new global, Canadian and U.S. violence in the workplace policies to promote a safe, secure workplace for all employees.

     CIBC is working to create an inclusive workforce and a supportive work environment that reflect the diversity of the communities where we do business. As one of Canada’s largest employers, CIBC is committed to employment equity and to achieving the goal of full representation by 2005 of women, visible minorities, persons with disabilities and Aboriginal Peoples. This goal is based on national labour market availability rates provided by Statistics Canada for each of the designated groups. To reinforce our commitment, employment equity goals and objectives are cascaded through the performance scorecards of the Chief Executive Officer and the Senior Executive Team. In 2004, the Canadian Human Rights Commission found CIBC in compliance with all 12 of the statutory requirements of Canada’s Employment Equity Act.

     To improve our hiring rates of candidates with disabilities and Aboriginal Peoples, CIBC established the Employment Equity Agency that focuses on outreach and pre-employment training. During 2004, 102 new employees were hired through this initiative, including eight who participated in the pre-employment training program.

     CIBC maintains a centralized accommodation fund to cover the costs of workplace accommodations. In 2004, over $350,000 was spent to meet the special needs of employees.

     Employment equity requires a top-down commitment. In 2004, CIBC’s Chief Executive Officer, his direct reports and the 50 executives in the next level of management took part in the launch of Dialogues on Diversity, where persons with disabilities community representatives presented their perspectives and experiences. To spearhead employee consultation and involvement, CIBC established a National Employment Equity and Diversity Committee, led by the Vice Chair and Chief Risk Officer. Employment Equity Committees established in each of CIBC’s strategic business units have over 60 members.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

     For the 12th consecutive year, CIBC celebrated Diversity Month in June, when employees organized over 150 different events and activities across the country, including the celebration of National Aboriginal Day and the first annual CIBC Pride Reception. In 2004, we became a founding corporate partner with the Canadian Abilities Foundation in the development of Access Guide Canada, an online guide to accessible places in Canada.

     Our longstanding support for employment equity and diversity principles also extends to assisting students with disabilities to fund their post-secondary education. In the final year of our initial $75,000 three-year program, CIBC Access™ Awards were presented to 14 students from Ryerson University, York University’s Schulich School of Business and the Joseph L. Rotman School of Management at the University of Toronto. Originally established in 2001 in partnership with the Disabled Persons for Employment Equity Human Rights Group, CIBC has renewed the program for a further three years.

     In partnership with the City of Toronto, we established the CIBC — Pinball Clemons Award for Community Leadership to recognize the contributions of African Canadians to community leadership. CIBC committed $15,000 over three years to this initiative, which will coincide with the city’s celebrations for Black History Month.

     In June, CIBC was presented with the 2004 Mental Health in the Workplace Award by the Canadian Mental Health Association, recognizing an individual, corporation or organization that has made mental health promotion in the workplace a priority and promoted cooperation. The Ontario March of Dimes jointly presented CIBC and JVS Toronto its 2004 Vocational Rehabilitation Award, recognizing private sector employers who make outstanding contributions to the vocational rehabilitation and employment of adults with disabilities.

     In March, CIBC shared second place in the first-ever list of the top workplaces for visible minorities by Canadian Business magazine, in partnership with Rogers OMNI Television.

     At the Board of Directors level, women hold four of the 19 director positions. The Board continues in its renewal efforts, assisted by an external consultant, to identify qualified candidates to serve as directors who are representative of the communities in which we operate.

Attracting the best — recruitment and development

At CIBC, we’re committed to becoming the employer of choice in Canada’s financial services industry. Attracting the best people and creating opportunities to leverage the skills of all employees is key. We have a number of recruitment strategies that are driven by the increasingly specialized and diverse needs of our business. In 2004, we invested about $70 million globally in employee training, including governance and regulatory compliance; client and customer service; product knowledge and other business and technical skills; leadership management and individual development. Mandatory training programs are provided during the first month of orientation for all new employees. CIBC’s Corporate Knowledge Network (CKN) is an integrated global learning, information and knowledge centre offering employees access to hundreds of self-study books, videos and online training resources and courses enterprise-wide. At the business level, training and development sites, such as the Financial Learning Institute, provide job training and career development to employees specific to their needs.

     CIBC communicates regularly with employees on client and other stakeholder matters. In 2004, the Senior Executive Team stepped up efforts to meet face-to-face with as many employees as possible to help them understand our goals, strategies and progress made to date. To supplement this, additional employee communication vehicles included the Intranet, e-mail and video messaging. In addition, through both annual and ongoing marketing campaigns, all employees are made aware of the resources and services available to them through CKN to heighten their performance and develop their careers.

Building value — performance focus

At CIBC, fostering a high-performance culture in which our people can thrive and grow is fundamental to our strategy for building sustainable, long-term value for our stakeholders.

     Using a balanced scorecard approach, CIBC’s Performance Management and Measurement (PMM) process employs a wide range of indicators, including financial results, client relationships, operational efficiency, strategic priorities and key competencies, to assess employee and team performance. CIBC’s

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

top executives share their performance planning scorecards for the upcoming year with the entire organization, as well as their year-end scorecard results through our Intranet. It’s designed to drive employee motivation and performance by helping staff connect their individual contributions to CIBC’s overall results.

     In our March PMM survey, 80% of employees agreed with the statement, “I understand how the goals on my scorecard support the goals for my line of business,” and 78% agreed that, “I understand how my day-to-day activities support the goals in my scorecard.”

     Recognizing the achievements of employees is equally important. In addition to pay for performance compensation, the prestigious Chief Executive Officer’s Awards go to 500 employees annually based on criteria that reflect CIBC’s balanced scorecard and vision of being recognized as the leader in client relationships.

Senior management representation rates and goals
(as at Dec. 31, 2003)

%	Rate	Goal
Women	30.2	19.4
Visible Minorities	3.6	8.4
Persons with Disabilities	2.0	4.3
Aboriginal Peoples	0.4	0.3

CIBC is committed to employment equity and achieving full representation of women, visible minorities, persons with disabilities and Aboriginal Peoples in its workforce.

Maintaining a healthy workplace — health and well-being

Creating a safe and healthy work environment where all employees can balance their work and life effectively is a top priority for us. Our workplace policies and practices are designed to support the varied personal circumstances of employees. CIBC continues to set the industry standard with Employment Insurance top-up benefits during maternity, parental and adoption leave. And, CIBC was the first Canadian bank to provide compassionate care leave top-up benefits to employees who need to provide care or support for a gravely ill parent, spouse or child.

     CIBC also helps employees to manage the additional personal stress that results when their regular child-care arrangements break down. The CIBC Children’s Centre, an innovative emergency backup child-care facility exclusively for the use of CIBC employees, completed its second year of operation at the end of 2004. During that time, the Centre saved the equivalent of over 3,200 employee days, while providing safe, reliable care for the children of our employees. An unqualified success with parent clients, 98% of those surveyed said they would highly recommend it to colleagues, while 97% believed the Centre demonstrated CIBC’s commitment to the principle of corporate social responsibility.

     Through Wellness Checkpoint, staff have access to CIBC’s global health website which includes an online health risk and lifestyle questionnaire that provides personalized assessment, as well as resources and information on healthier lifestyles. To date, 4,185 employees have registered on the website.

     Through CIBC’s Employee Assistance Program, we provided resources and counselling support for our employees in the Cayman Islands who were devastated by the effects of Hurricane Ivan.

     In 2004, CIBC continued its Coordinated Return to Work (CRTW) program to manage employee disability leaves and to facilitate the return to work based on heightened communication between the employee and manager. The program, which focuses on the employee’s abilities and CIBC’s efforts to accommodate individual needs, has been highly effective. In the first nine months of implementing the CRTW program in 1999, we saw a reduction in total days lost of 29% and a reduction in average claim duration of 32% for short-term disability cases. The program’s success continues today. In the period from 2000 to 2003, the average claim duration has remained stable, and the new case rate per 1,000 employees has been reduced.

     CIBC is also committed to providing healthy and safe workplaces by enhancing general awareness of accident prevention. Our Policy Health and Safety Committee, a joint management/employee committee, participates in the development and monitoring of health and safety policies and programs, assists workplace health and safety committees, and monitors data on workplace accidents and injuries. Our health and safety website provides information and training to managers and supervisors in Canada and includes a manager’s checklist for ensuring workplace health and safety, global and regional health and safety policies, the accident reporting system, first aid information and online training for managers and supervisors.

     During 2004, we completed our manager training program and introduced new health and safety policies. Also, ad hoc health and safety issues committees were put in place to manage key issues, such as SARS and asbestos detection. In 2003, CIBC reported 45 lost-time workplace injuries in Canada.

For detailed employment figures see page 185

For information on taxes paid see page 185

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

CIBC in the Community

CIBC is committed to making a positive difference in the communities where we do business. Through corporate donations and sponsorships, and the volunteer spirit of employees, CIBC makes an important contribution towards enriching the lives of Canadians. When we support organizations in their efforts to build stronger, more vibrant local communities, we strengthen Canada’s social fabric and create an environment where communities and companies both thrive.

“We are proud of the role CIBC and CIBC employees play in our communities. Our focus is on making strategic investments in communities that will have a meaningful and sustainable impact.”

Ron Lalonde
Senior Executive Vice-President
and Chief Administrative Officer

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Giving Back to the Community

Corporate contributions

In 2004, the CIBC group of companies contributed over $44 million worldwide. Of this, $28 million was invested in Canada.

CIBC Youthvision

We fund hundreds of initiatives that support education, mentoring and skills development to help young people reach their full potential.

Employee as Ambassador

CIBC strongly encourages volunteerism. Through our Employee as Ambassador Program, we contributed over $450,000 to charities and not-for-profit organizations.

CIBC Run for the Cure

This is Canada’s largest event dedicated to raising funds to fight breast cancer. In 2004, Canadians raised a record-breaking total of more than $19 million for the Canadian Breast Cancer Foundation.

CIBC World Markets Children’s Miracle Foundation

In December 2003, CIBC World Markets Children’s Miracle Foundation raised almost $20 million globally, including over $4 million in Canada.

Canadian amateur sport

We committed more than $4 million over five years to the Canadian Soccer Association as part of our growing support for Canadian amateur sport.

Corporate contributions

CIBC is proud to support the communities where we work and live. In 2004, the CIBC group of companies contributed more than $44 million worldwide to charitable organizations and community initiatives. Of this, $28 million was invested in Canada, where CIBC contributed more than $23 million in charitable donations and over $5 million in community sponsorships to hundreds of national, regional and local organizations. We are one of Canada’s largest corporate donors and our contributions extend to health, education, community, arts and culture, the environment and United Way agencies.

     For example, in health, CIBC donated $1 million over five years to St. Michael’s Hospital in Toronto to establish the CIBC Breast Centre, which is one of the most comprehensive facilities of its kind in Canada. A $10,000 donation supported the purchase of a mammography unit for the Vernon Jubilee Hospital Foundation. We continued to fund children’s health with a $50,000 two-year pledge to the Montreal Children’s Hospital Foundation campaign to purchase diagnostic imaging equipment. We maintained our $50,000 multi-year commitment to the South & Central Health Foundation in Newfoundland and Labrador. Our commitment of $350,000 over five years to the Foundation Fighting Blindness will contribute to a new Children’s Vision Research Registry and an awareness campaign on progressive retinal diseases. And, we contributed $10,000 to the Fort Qu’Appelle Indian Hospital in Saskatchewan towards the purchase of furnishings and equipment.

     In education, CIBC committed $1 million over 10 years to fund scholarships at the University of Ottawa to benefit student mentors. We provided funding to the University of Victoria’s Career Services Centre, which will help students make a successful transition from studies to rewarding careers, with a commitment of $500,000 over five years. And, CIBC donated $25,000 to Women Building Futures, an organization in Alberta, Saskatchewan and Manitoba dedicated to helping women living on welfare and in severe poverty enter the skilled trades, offering safety qualifications, life skills, academic upgrading, job placement and follow-up counselling.

     We showed our support for Canadian arts and culture in 2004 with a $100,000 commitment over two years to the National Arts Centre’s Alberta Scene, a major cultural festival in 2005 showcasing the best of Alberta talent in music, theatre, dance and the visual arts. And, we contributed $25,000 over two years to Theatre New Brunswick, where our donation will help offset the costs of touring the productions and support the company’s school performance program. We also committed $25,000 towards Centre des Arts de St. Hyacinthe for the construction of a new community arts and culture centre.

     In community support, we maintained our $150,000, three-year commitment to The Pathways to Education Program in downtown Toronto. An initiative of the Regent Park Community Health Centre, it is helping to break the cycle of poverty by providing an innovative model of supports to assist young people to complete their education. A $10,000 donation will contribute to the construction of new facilities for the Fort St. James Public Library. Through our support of the Canadian Foundation for AIDS Research we sponsor the “Have a Heart” program to increase awareness of HIV/AIDS among young people. We committed $10,000 to Phoenix Youth Programs in Halifax, to enable programming through which they provide supervised and supported living for homeless and at-risk youth. Also, our three-year pledge of $75,000 to Leave Out ViolencE (LOVE) supports its ongoing United Youth Against Bullying initiative. As well, our $25,000 commitment to Canadian Feed The Children goes towards vital nourishment programs for children living in high-poverty areas and at-risk communities. A $75,000

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

commitment over three years to The Salvation Army in Vancouver will support the construction of the new Kate Booth House, a shelter for abused women and children.

     In 2004, we continued support for environmental protection with a $100,000 multi-year commitment to Learning for a Sustainable Future, an organization dedicated to pursuing environmental protection, economic prosperity and social justice through education. CIBC contributed $25,000 to the Alberta Ecotrust Foundation that brings together industry and environmental groups to collaborate on grassroots projects across Alberta. We also continued our $180,000 three-year commitment to the World Wildlife Fund-Canada. And, over the past several years, we have donated a total of more than $1 million to the Waterfront Regeneration Trust for the development of the Lake Ontario Waterfront Trail.

     As a designated Imagine Caring Company, we consistently exceed the target of 1% of pre-tax profits set by the Canadian Centre for Philanthropy as the benchmark for corporate giving. In recognition of our community investment program, we shared the first place ranking in the banking sector in corporate social responsibility in a survey compiled by Michael Jantzi Research Associates and published in The Globe and Mail’s Report on Business magazine.

United Way

CIBC has a time-honoured tradition of giving to United Way. In 2003, CIBC, its employees and pensioners, raised more than $7 million for United Way agencies across the country. Employees and pensioners alone raised almost $5 million, with CIBC’s corporate contribution totalling more than $2 million.

     CIBC’s Valerie Ledger was awarded the 2003 Employee Campaign Chair of the Year by United Way of Greater Toronto. In 2003, CIBC piloted an online pledge process in Greater Toronto and plans are underway to implement this across Canada in 2004.

     In recognition of the contribution the United Way makes to the communities where we live, CIBC Chief Executive Officer John Hunkin has taken on the role of Cabinet Chair for United Way of Greater Toronto for the 2004 campaign.

CIBC Youthvision

Canada’s youth has long been a focus of our community support. Through CIBC Youthvision, an umbrella for all contributions that support youth, we fund a wide range of programs and initiatives in education, mentoring and skills development to help young people reach their full potential. Of the $28 million invested in Canada in 2004, more than $10 million supported youth.

     Our CIBC Youthvision Scholarship Program is a unique partnership with Big Brothers Big Sisters of Canada and YMCA Canada. Every year, we award 30 scholarships valued at up to $34,000 each to Grade 10 students enrolled in mentoring programs with these charitable partners. Scholars receive up to $4,000 per year for tuition for a maximum of four years of post-secondary education. They also have an opportunity to participate in YMCA summer internships valued at up to $2,000 per year while still in high school, to a maximum of $4,000 per year while at college or university. Since its introduction in 1998, CIBC has awarded 180 scholarships to students across Canada, representing a commitment of more than $5 million. In 2004, Marc Witney became the first CIBC Youthvision Scholarship recipient to graduate, earning his diploma in airport operations from the British Columbia Institute of Technology.

Employee involvement

     CIBC employees make a significant contribution to the life of the communities where they work and live. We strongly encourage their participation, and recognize their personal efforts in support of the community. Through our Employee as Ambassador Program, which provides up to $1,000 per employee to charities and not-for-profit organizations where employees volunteer, we contributed over $450,000. This supported the volunteer efforts of more than 750 employees and retired staff in a wide range of community initiatives.

     CIBC also proudly promotes a variety of high-profile fundraising events supported by our employees, in particular, the CIBC Run for the Cure and CIBC World Markets Children’s Miracle Day.

Contributions in Canada by category — 2004

Corporate donations in Canada
($ millions)

CIBC’s donations to communities across Canada have steadily increased, year over year.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

CIBC Run for the Cure

The CIBC Run for the Cure is our flagship event and the largest single annual fundraiser in Canada dedicated to creating a world without breast cancer. Our employees are passionate about this cause and are dedicated to achieving even greater success with every passing year. This year, the CIBC Run for the Cure raised over $19 million for the Canadian Breast Cancer Foundation to support its fight against breast cancer.

     For the eighth consecutive year, we were the title sponsor of this annual event that was held in 40 communities across Canada. This year’s was the largest ever, drawing more than 170,000 participants across the country, including over 10,500 CIBC employees, their friends and families. We also play a leading role behind the scenes, co-ordinating the event as Canadian Breast Cancer Foundation run directors. Thirteen of the 40 run sites were led by our employees in 2004 and more than 1,500 staff volunteered to help organize local events. And, this year, several Members of Parliament accepted CIBC’s challenge to participate in their communities.

CIBC World Markets Children’s Miracle Foundation

On the first Wednesday of December every year, CIBC World Markets sales and trading staff and CIBC Wood Gundy investment advisors around the world help to create miracles for children. On this day, they donate their fees and commissions to children’s charities. On Miracle Day 2003, held on December 3rd, we raised almost $20 million globally, including over $4 million in Canada. Since it was founded in 1984, Children’s Miracle Day has raised more than $130 million for deserving children’s charities around the world.

     Funds raised are directed back to their communities of origin. The money raised in Canada provides much needed grassroots support for more than 350 charitable organizations investing in children’s education, health and well-being.

     Individuals who make outstanding contributions on behalf of children’s charities are recognized by CIBC World Markets Miracle Maker Awards™. This year’s honouree was 12-year-old Ryan Hreljac for his determination and efforts to raise money for building a well in Africa for those without clean water. Today, Ryan’s Well Foundation has raised over $800,000 to build wells and related projects in six African countries.

Canadian amateur sport

In 2004, CIBC built on its existing support of amateur sport in Canada with a major commitment to the Canadian Soccer Association (CSA). This new relationship complements our existing partnership with Alpine Canada Alpin, the governing body for Canadian alpine ski racing, and establishes CIBC as a leader in supporting both summer and winter amateur sport in Canada.

     Our more than $4 million, five-year agreement with CSA provides the association with financial and strategic support. Our commitment includes sponsorship of all 13 CSA men’s and women’s national teams, the CIBC Mini Soccer Team Sponsorship Program and the Tide Mini Soccer Festivals presented by CIBC. As well, CIBC is recognized as the Diamond Sponsor at international matches played in Canada. And through the CIBC Employee as Ambassador Soccer Program, contributions made on behalf of employees who volunteer with community-based soccer teams totalled $115,000.

     In 2004, we continued our four-year commitment of $1 million annually to Alpine Canada Alpin, to help reach its goal of bringing Canadian alpine skiers back to the winners’ podium. Our partnership is linked to Podium 2010, which is a total development system for nurturing young talent and creating a new generation of “Crazy Canucks.”

For a more complete listing of CIBC’s contributions to community organizations see page 186

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

CIBC and the Environment

Should a bank play a role in protecting and conserving the environment? At CIBC, we believe that our environmental responsibilities and business objectives are connected, as a healthy and sustainable environment fosters Canada’s sustainable economic growth. We recognize that we do have an impact on the environment and acknowledge our responsibility for managing environmental issues effectively. We are committed to policies, procedures and initiatives that reinforce sustainability awareness across the organization to reduce our environmental footprint and help safeguard our stakeholders from environmental risk. With the support of our employees, customers and suppliers, CIBC is making a significant contribution to environmental protection, helping to conserve precious non-renewable resources and investing in the quality of life in local communities.

“CIBC’s longstanding commitment to environmental management helps us protect and conserve the environment and safeguard our stakeholders from environmental risk. Our adoption of the Equator Principles is a clear example of our determination to continually build greater environmental and social responsibility into our business activities.”

Wayne Fox
Vice Chair and Chief Risk Officer

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Managing environmental issues effectively

Our commitment

In 2004, CIBC adopted the Equator Principles, an internationally recognized voluntary network for financial institutions to manage social and environmental due diligence in project financing.

Corporate Environmental Management Program

CIBC integrates environmental risk evaluations throughout the business, to ensure systems are in place to evaluate, measure and manage risk effectively.

Credit risk management

Managing environmental risk is an important consideration in our lending decisions. Environmental risk evaluations are fully integrated into CIBC’s credit assessment process.

Facility management

CIBC has made a number of enhancements to its monitoring and reporting of environmental performance metrics.

Climate change

CIBC recognizes the potential impact of climate change as we strive for sustainable economic growth. We monitor and report on carbon dioxide emissions produced through operations and employee business travel.

Our commitment

In 1991, CIBC became the first Canadian bank to hire a full-time environmental risk manager and, later, developed a comprehensive corporate environmental management program. Since then, we have continued to demonstrate our environmental commitment, both internally and in the international community, through the following:

•	1991 — We endorsed the Business Charter for Sustainable Development published by the International Chamber of Commerce.

•	1992 — We signed the United Nations Environmental Program (UNEP) Statement by Banks on the Environment and Sustainable Development.

•	1993 — Our first corporate environmental policy was approved by our Board of Directors.

•	1997 — Guiding principles were established, and revised in 2002, to govern CIBC’s Corporate Environmental Program objectives.

•	1999 — We developed our Environmental Credit and Investment Risk Management Policy, which was revised in 2004.

•	2004 — We joined with 28 leading international financial institutions in adopting the Equator Principles, a voluntary and internationally recognized framework for financial institutions to manage social and environmental due diligence in project financing.

Our commitment to the environment is further demonstrated by our active involvement in a number of environmental organizations and agencies. These include:

•	Canadian Bankers Association — CIBC chairs the Canadian Bankers Association’s Environmental Issues Specialists Group.

•	Environmental Bankers Association — CIBC is a member of this U.S.-based forum for disseminating information of interest to the North American financial services industry.

•	United Nations Environmental Program — As a signatory to the UNEP Statement by Banks on the Environment and Sustainable Development, we maintain membership with the United Nations Environment Program Finance Initiative (UNEP FI). CIBC is an active member of the UNEP FI North American Task Force that works to support and expand sustainable financial institution practices.

Corporate environmental program and policies

CIBC’s Corporate Environmental Program integrates environmental risk throughout our business, including lending and investment activities, as well as initiatives and due diligence in supplier relations, facilities management and procurement. Our program is based on an environmental management system (EMS) framework to ensure that environmental issues are systematically identified, controlled and monitored. The cornerstone of CIBC’s EMS implementation lies in the development and maintenance of our two corporate environmental policies:

•	The CIBC Corporate Environmental Policy outlines our commitment to responsible conduct in all activities to protect and conserve the environment; to safeguard the interests of the bank, its employees, customers and shareholders from unacceptable levels of environmental risk; and to support the principle of sustainable development.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

•	The CIBC Environmental Credit and Investment Risk Management Policy sets the standard for credit- and investment-related environmental due diligence and provides guidelines for the development of business-specific policies and procedures.

CIBC’s Corporate Risk and Insurance Services is responsible for monitoring, governance and communication programs to promote and support adherence to CIBC’s Corporate Environmental Management policies and program. An Environmental Management Committee (EMC) meets monthly and comprises representatives from several of CIBC’s strategic business units and our real estate service provider, O&Y CB Richard Ellis (OYCBRE). The EMC promotes compliance with the Corporate Environmental Policy, in addition to coordinating environmentally responsible facility programs and initiatives.

     In 2004, EMC conducted an environmental risk assessment of potential environmental impacts within the workplace. It further refined CIBC’s operational control procedures and processes, and helped us to identify key environmental performance metrics identified in this section and on page 192.

     A number of quantified environmental targets are set at the beginning of each year, and are reviewed by appropriate levels of management to ensure appropriate action plans are developed and executed. Typically, targets include elements within CIBC’s EMS and its operational and environmental credit risk components. CIBC then conducts annual performance reviews of its Corporate Environmental Program to ensure that consistent, measurable progress is being made to reach our environmental goals.

Credit and investment risk management

Environmental risk evaluations are fully integrated into CIBC’s credit assessment processes. Our policies, together with guidelines for small and medium-sized enterprises and the large corporate sector, protect us from exposure to these risks. This commitment has helped increase awareness of environmental issues among our clients. It has also encouraged many of our clients to adopt environmental risk mitigation programs and to re-evaluate environmental risk exposures within their businesses. For a summary of environmental credit risk due diligence, see page 192.

     CIBC environmental risk management actively supports credit risk assessment on behalf of all lending units throughout the organization. These value-added services include:

•	Due diligence reviews of client information, client environmental data, compliance record assessment, interpretation of consultant reports, and interviewing client personnel

•	Assessment of client facilities and corporate environmental management systems

•	Advisory services for retaining environmental consulting services

•	Assistance in the structuring of credits that take into account environmental risk management concerns

Lending and risk assessment processes are improved as laws, regulations and risk tolerances change. In 2004, we updated our manual due diligence process to an online environmental risk screening procedure that is now used by CIBC Small Business Banking. We are currently working with CIBC World Markets to update environmental risk review procedures for their commercial banking and large corporate lending officers.

     Environmental risk criteria are also part of merchant banking activities undertaken by CIBC World Markets, in accordance with CIBC’s Environmental Credit and Investment Risk Management Policy. This policy was revised in 2004 to include our adoption of the Equator Principles for project financing due diligence. Where environmental considerations form part of a due diligence review, CIBC World Markets’ Equity Underwriting Policy requires them to be included in the overall assessment of risk factors in investment banking decisions.

     CIBC World Markets provides extensive analyst coverage of industry segments with a positive impact on the environment, including environmental rehabilitation services, waste management and water treatment companies.

CIBC utilities consumption — 2004

Electricity (MWh)	159,000
Natural gas (cubic metres)	5,967,000
Fuel oil (litres)	435,000
Water (kilo gallons)	350,000

With the enhancements introduced in 2004, CIBC monitors its energy usage for electricity, natural gas, fuel oil and water consumption throughout our branches and owned office buildings across Canada.

CIBC recycling(1)
(metric tonnes)

In 2004, 1,386 metric tonnes of material was recycled across 567 branches and 11 office locations in Canada. Commencing in 2005, paper will be recycled through a national shredding program in most CIBC branches.

(1)	Figures provided by third-party service provider and based on best estimate.

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Paper purchases(1)
(metric tonnes)

CIBC monitors annual paper purchases. All purchases are 100% elemental chlorine free.

Employee business travel
(millions of kilometres)

CIBC recognizes the environmental implications of its employee business travel(3). Since 2002, CIBC has reduced its travel by 16%. See page 193 for details.

Computers for Schools
(computer components)

CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since it was established in 1993, we have donated more than 35,500 computer components, worth approximately $500,000.

(1)	Based on Canadian paper sales only from CIBC preferred vendor. Figures estimated based on orders and weight.

(2)	Total includes an estimation for the month of October.

(3)	Air and rail: Canada, U.S. and U.K.; car rental: Canada and U.S.

Climate change

In 2004, we began to monitor and report on carbon dioxide emissions produced through company operations as a result of fossil fuel consumption in our branches and CIBC-owned facilities in Canada. We also began monitoring and reporting on carbon dioxide emissions produced as a result of employee business travel, including air, rail and car rentals. Also, CIBC once again purchased 2,000 megawatt hours of Evergreen Energy Green Power from Ontario Power Generation. For details, see page 192.

     Where warranted, in transactional relationships, our environmental due diligence includes an assessment of our clients’ exposure to costs and liabilities associated with meeting greenhouse gas emission mandates. Beyond this, we recognize that the broader implications of climate change risks to the financial sector need to be assessed to ensure sustainable growth. Consequently, through our membership in UNEP, we will be involved in the work of the UNEP FI Climate Change Working Group in 2005.

Facility management

In 2004, CIBC premises comprised 1,073 branches and almost 6.1 million square feet of office space nationwide either leased from third-party landlords or owned by the bank. Following divestiture of its Canadian office portfolio, CIBC outsourced many of its real estate functions, including facilities management, to OYCBRE in 2001.

     Throughout the year, CIBC Corporate Real Estate (CRE) and OYCBRE launched initiatives to promote responsible environmental stewardship through sound facility management practices. These included:

•	Development of an environmental management program involving an environmental risk assessment, documenting operational procedures for managing environmental issues, and environmental training for facility managers and CIBC’s EMC members

•	Conducting a survey of office buildings where CIBC is a major tenant to better understand the types of environmental programs available. Its findings helped to identify our participation rate in such programs, as well as partnership opportunities between CIBC and our landlords, to promote environmental awareness and best practices.

•	Enhancements to reporting, so that CIBC can now track energy usage for electricity, natural gas, fuel oil and water within its branches and owned office buildings

•	Waste audits conducted in 50 CIBC branch locations across Canada over a one-week period, to help us better understand our solid waste generation

Responsible procurement

CIBC purchases competitively priced, environmentally sound products and services. This strengthens existing business relationships with environmentally responsible suppliers who assist us in reducing our environmental footprint.

     Environmental criteria are now incorporated into CIBC’s standard request for proposal process within CIBC Global Sourcing and Payments, our procurement division. These criteria, based in part on the Canadian Standards Association’s environmentally responsible procurement guidelines, articulate evaluation and selection considerations for our suppliers. Where appropriate, we will select those products and services with the least environmental impacts by considering such criteria as energy efficiency, product recyclability, responsible packaging, minimal use of hazardous substances, and product return where applicable.

     In 2004, we pursued further advancements by including environmental criteria in our vendor performance measurement process. Where appropriate, criteria specific to each vendor are measured to determine ongoing environmental performance as part of our standard performance measurement system.

     In addition, CIBC CRE and OYCBRE ensure that third-party service and product suppliers demonstrate environmentally responsible practices, where appropriate. For example, in 2004, environmental factors were strongly considered in our selection of the supplier of new carpeting for CIBC’s office and branch premises.

For more on CIBC and the Environment go to page 192 and visit www.cibc.com.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Management’s discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and auditors’ reports included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 27 to the consolidated financial statements. This MD&A is current as of December 1, 2004. Additional information relating to CIBC is available on SEDAR at www.sedar.com. No information on CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and consolidated financial statements is provided on pages 194 to 195 of this Annual Accountability Report.

Management’s Discussion and Analysis

Management’s discussion and analysis of CIBC’s 2004 results and operations is organized into four sections:

OVERVIEW

To facilitate an understanding of CIBC’s 2004 results, this section presents an executive overview that includes key business themes. It also discusses controls and procedures, critical accounting policies and estimates, employee future benefit assumptions, how CIBC reports, and non-GAAP measures, and provides a review of results of operations and financial position.

43	Executive Overview
46	Controls and Procedures
46	Critical Accounting Policies and Estimates
50	Employee Future Benefit Assumptions
51	How CIBC Reports
52	Non-GAAP Measures
55	Review of Results of Operations and Financial Position

BUSINESS LINE REVIEW AND FUNCTIONAL GROUPS

This section reviews CIBC’s business lines. Business line profiles and strategies are outlined, as are the operating highlights for the year and the outlook for 2005. In addition, a review of the financial results is presented. This section also provides a description of the functional groups, which provide support services to the business lines.

63	CIBC Retail Markets
66	CIBC Wealth Management
69	CIBC World Markets
72	Corporate and Other
73	Review of 2003 Financial Performance
75	Functional Groups

MANAGEMENT OF RISK

This section discusses how CIBC manages risks and capital resources.

76	Overview
77	Management of Credit Risk
81	Management of Market Risk
86	Management of Operational Risk
87	Management of Liquidity, Off-balance Sheet Arrangements, Contractual Obligations and Capital Resources
94	Basel II Capital Accord

BUSINESS ENVIRONMENT AND OTHER

This section provides an economic review of 2004 and the outlook for 2005, as well as an overview of the regulatory environment in which CIBC operates. Also included are recent accounting and reporting developments, and other matters.

95	Economic
96	Regulatory
97	Other

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Accountability Report contains forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Accountability Report.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

OVERVIEW

EXECUTIVE OVERVIEW

CIBC is a leading North American financial institution with assets of $278.8 billion, market capitalization of $25.7 billion and a Tier 1 capital ratio of 10.5% at year-end. CIBC provides financial services to retail, small business, and corporate and institutional clients.

FINANCIAL PERFORMANCE

$ millions, except per share amounts, as at or for the years ended October 31	2004	2003	2002
Total revenue	$11,883	$11,576	$11,041
Net income	2,199	2,063	653
Earnings per share — basic	5.60	5.21	1.37
— diluted	5.53	5.18	1.35
Dividends per share	2.20	1.64	1.60
Total assets	278,764	277,147	273,293
Return on equity	18.7%	19.2%	5.1%
Efficiency ratio	69.4%	70.2%	82.7%
Total shareholder return	28.9%	57.8%	(17.9)%
Share price	73.90	59.21	38.75

Tier 1 capital ratio	10.5%	10.8%	8.7%
Total capital ratio	12.8%	13.0%	11.3%

CIBC’s results benefited from the continuing expansion of the North American economy in 2004. Interest rates remained low by historical standards, driving strong growth in consumer credit and personal deposits, but narrowing deposit spreads. Increased investor confidence also led to an improvement in the Canadian equity markets, with higher trading volumes and asset values generating higher fees. Improved credit markets, driven by stronger corporate profits, led to a lower provision for credit losses.

     Net income for the year was $2,199 million, up $136 million from 2003. The increase in net income arose from a lower provision for credit losses due to a combination of favourable market conditions and our ongoing commitment to reduce risk, higher merchant banking gains net of write-downs, higher gains on loans held for sale, and an income tax recovery of $85 million related to the resolution of various income tax audits. This was partially offset by a $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters.

     The prior year included a recovery and interest on overpayment of income taxes, net of a valuation allowance related to the U.S. future income tax asset, of $475 million after-tax. The prior year also included losses of $251 million ($152 million after-tax) in loans held for sale, a $128 million ($81 million after-tax) write-down related to the Air Canada contract and a $109 million ($87 million after-tax) provision for CIBC’s Enron settlement with the U.S. Securities and Exchange Commission (SEC), which was paid in 2004, as discussed in Contingent liabilities in the Significant events section.

     Diluted earnings per share (EPS) and return on equity (ROE) for the year were $5.53 and 18.7%, respectively, compared with $5.18 and 19.2% for 2003.

     Our total regulatory capital was $14.9 billion as at October 31, 2004, down $0.3 billion from 2003, reflecting the net effect of capital generated from operations, dividends paid, common share repurchases, shares issued pursuant to stock option plans, preferred share and subordinated indebtedness issuance and redemptions, and foreign currency translation adjustments. Our Tier 1 and total capital ratios were 10.5% and 12.8%, respectively, compared with 10.8% and 13.0% in 2003.

     Our common share price was $73.90 as at October 31, 2004, compared with $59.21 at the end of 2003. Dividends of $0.60 per share in the fourth quarter of 2004 imply an annual dividend of $2.40 and a dividend yield of 3.25%, based on the closing share price for the year. From the end of 2003, we increased our quarterly common share dividend from $0.41 per share to $0.60 per share. Book value per common share was $29.92, up from $28.78 in 2003.

     CIBC’s total shareholder return for 2004 of 28.9% compared favourably with the total return of 16.1% for the S&P/TSX Composite Index.

Summary of segmented results

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets, which are supported by five functional groups included in Corporate and Other.

CIBC Retail Markets

Net income was up $180 million (20.9%) from 2003, which included an $81 million after-tax write-down related to the Air Canada contract. The strong economy and low interest rates led to higher volumes in all product areas and higher transaction-based fee income, partially offset by lower spreads. The current year also included a $32 million after-tax recovery related to the Air Canada contract. The provision for credit losses increased as a result of both higher loss ratios and volume growth in our personal and small business lending portfolios.

CIBC Wealth Management

Net income was up $36 million (9.8%) from 2003, primarily due to improved performance in Canadian retail brokerage, and investment product sales in the branch-based network, helped by improved market conditions. This was partially offset by higher revenue-related compensation, legal provisions, and lower spreads.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

CIBC World Markets

Net income was up $311 million (83.4%) from 2003, primarily due to a net recovery of credit losses and higher revenue, partially offset by a $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters. Revenue increased as a result of higher merchant banking gains net of write-downs and gains on loans held for sale, partially offset by lower investment banking and credit products, and capital markets revenue.

2004 net income

Corporate and Other

Net income was down $391 million (84.8%) from 2003, which included higher income tax recoveries, and a higher reversal of the general allowance for credit losses. Expenses related to infrastructure projects increased, including those related to governance.

Net income
($ millions)

Business themes

At CIBC, our goal is to consistently deliver superior shareholder returns by investing in businesses that will generate sustainable growth and by prudently managing our risk levels. To that end, in 2002, we set four clear strategies: reduce risk, shift the business mix, improve productivity and grow core businesses.

Reducing risk

In the second quarter of 2002, we set out to reduce the credit risk in our corporate loan portfolios, with a target to reduce the economic capital allocated to large corporate loans by one-third. In 2003, $2.1 billion of business and government loans were identified and transferred to loans held for sale, the disposition of which is substantially complete. Through this and other initiatives, we have reduced credit risk capital associated with large corporate loans by 69.3% from the second quarter of 2002. In addition, we have kept market risk at historical lows.

     Also in 2002, we established an objective to reduce the carrying value of our merchant banking portfolio by one-third. By the end of 2004, we had reduced it by 38.5%, a full year in advance of our target date of the end of 2005.

     We have always sought to attain the highest levels of ethical and governance practices, and this imperative has assumed even greater importance over the past few years. In 2004, we continued to invest in enhancements to our governance and controls. We believe we now have one of the strongest reputation and legal risk management frameworks in North America, with ongoing investments planned for 2005. Preserving a solid capital position is a core CIBC objective. For the past two years, CIBC has maintained particularly high capital ratios and closed the year with a Tier 1 ratio of 10.5%, well above our stated minimum target. Strong financial performance and capital strength have enabled us to reward our shareholders. Since the beginning of 2000, we have returned $6.5 billion to our common shareholders through dividends and share repurchases. In 2004, we repurchased 18.4 million shares and increased dividends paid per common share by 34.1%.

Shifting the business mix

Another key priority for CIBC in 2004 was to shift our business mix in favour of consumer businesses (which comprise CIBC Retail Markets, CIBC Wealth Management and commercial banking). By the end of 2004, 72% of our economic capital(1) supported these businesses, an increase from 64% at the end of 2003, exceeding our target of 70%.

(1)	For additional information, see the Non-GAAP measures section.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Improving productivity

CIBC’s objective is to achieve a sustained reduction in expenses, without compromising investments in client, employee and governance initiatives. Improving productivity will require ongoing revenue growth initiatives (discussed below) while containing our cost base. Examples of expense initiatives underway include: improving our procurement practices, negotiating better supplier contracts, introducing online tools to reduce paper usage and implementing other general process efficiencies. While our efficiency ratio decreased to 69.4% from 70.2% in 2003 and 82.7% in 2002, we recognize that ongoing efforts are still required.

Growing core businesses

In CIBC Retail Markets, our goal is to put our clients first and to improve productivity. We have continued to upgrade our distribution network with renovations and remerchandising, transforming four branches into flagship branches and opening seven new flagships in 2004. These new flagship branches feature leading-edge technology and modern design, which improve both service and efficiency for our clients and employees. We have also continued to invest in training and technology, while improving processes to free up administrative hours in our branches. CIBC continues to have particular strengths in mortgages and cards businesses. Market share in residential mortgages has increased 158 basis points over the past three years, and we continue to be #1 in Canada in market share for credit card purchase volumes and outstanding balances.

     In CIBC Wealth Management, our strategy is to achieve leadership in advice-based distribution, complemented by strength in product development and packaging, as well as building scale to maximize market share and achieve cost efficiencies. The foundation of our strategy is distribution. Our focus on advice-based distribution is reflected in the growth of our advisory sales force to more than 2,600 fully licensed, accredited advisors. We meet the diverse needs of clients through four distribution businesses: our branch-based offer, CIBC Imperial Service; CIBC Wood Gundy, providing full-service brokerage; CIBC Private Wealth Management, for high net worth clients; and, our online brokerage, CIBC Investor’s Edge. CIBC Wealth Management provides advice on a wide range of financial products and services, both proprietary and non-proprietary, including mutual funds, managed solutions and fixed-term. We have the largest separately managed wrap program and the #1 mutual fund wrap, and CIBC is the third largest mutual fund provider in Canada.

     In CIBC World Markets, we have successfully changed our operating strategy over the past three years, focusing in particular on a disciplined capital allocation process. We are committed to growing businesses where we have a sustainable competitive advantage and the opportunity to generate high returns on capital. In Canada, our objective is to maintain our market leadership by leveraging strong distribution and other resources in support of our core clients. In the U.S., we will continue our focus on mid-market investment banking, as well as targeted sales and trading activities. Internationally, we will direct resources to activities that are aligned with our North American businesses.

Outlook

The North American economy is improving and appears to be positioned for moderate growth in 2005. Interest rates are expected to rise gradually through 2005. Higher energy prices and the impact of the stronger Canadian dollar may dampen growth in Canada.

     The outlook for CIBC’s retail and wealth management businesses is for continued growth despite higher levels of competition across all of our product lines. While the performance of our wholesale business will be driven largely by market conditions, we are well positioned. However, 2005 results will be affected by the absence of the large gains on loan sales and corporate loan loss recoveries recorded in 2004.

     We intend to focus on growing our core businesses and improving productivity, while maintaining a prudent risk-return profile and investing in our governance initiatives. The key to ongoing success and growth, however, lies in a growing commitment to client service and employee engagement. We will continue to regularly evaluate and prudently pursue additional opportunities for growth and redeployment of capital.

     Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

CONTROLS AND PROCEDURES

Disclosure controls and procedures

CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at October 31, 2004, of CIBC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) and has concluded that such disclosure controls and procedures are effective.

Management’s annual report on internal control over financial reporting

The following report is provided by management in respect of CIBC’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

1.	CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

2.	CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of CIBC’s internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of CIBC’s internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of CIBC’s internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.	Management has assessed the effectiveness of CIBC’s internal control over financial reporting, as at October 31, 2004, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

4.	Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2004, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on page 103 of this Annual Accountability Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2004, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies are critical to understanding the results of operations and the financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on our financial results and financial condition. Management has established control procedures which are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. Details of our critical accounting policies that require management’s judgment and estimates are described below. Assumptions made for pension and other benefit plans are discussed in the Employee future benefit assumptions section.

Valuation of financial instruments

Certain of our financial instruments (including debt and equity trading securities, investment securities in the merchant banking portfolio and derivative contracts) require management to make judgments and estimates in the determination of the valuation for such instruments, as there is often limited market information.

     We have a number of control procedures in place to ensure that valuations involving estimates and judgments are appropriate.

Trading instruments

Our trading instruments include debt and equity trading securities, obligations related to securities sold short and derivatives contracts traded over-the-counter or through exchanges.

     All trading instruments are carried at fair value, which is defined as the amount at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is based on quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. If a market price is not available, the fair value is estimated on the basis of valuation models. The table below summarizes our trading portfolios by valuation methodology as at October 31, 2004.

     Valuation models may incorporate multiple observable market inputs, including interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate highly correlated proxy market valuation data.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

SOURCES OF FAIR VALUE

	Trading assets		Trading liabilities
	Securities		Securities
	purchased(1)	Derivatives(2)	sold(3)	Derivatives(2)
Fair value based on:
Quoted market prices	98%	3%	100%	3%
Internal models with significant observable market parameters	2	97	—	97

Total	100%	100%	100%	100%

(1)	Reflected as trading securities on the consolidated balance sheets.

(2)	Reflected as derivative instruments market valuation on the consolidated balance sheets.

(3)	Reflected as obligations related to securities sold short on the consolidated balance sheets.

If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value, such that any gains or losses would be recognized only in future periods. Such gains or losses are recognized in income when the market quote or data become observable or through various appropriate methods over the life of the transaction.

     To ensure that valuations are appropriate, a number of policies and controls have been put in place. Independent checking of fair value is performed at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

     Management’s judgment is applied in the establishment of valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risks, model risk, credit risk and future administration costs.

Investment securities

Our investment securities include debt and equity securities held within the merchant banking portfolios over which we have no significant influence and retained interests in securitized assets. The merchant banking portfolios consist of both public and private securities, as well as private equity funds.

     Equity investment securities are stated at cost and debt investment securities at amortized cost. They are subject to ongoing impairment reviews and are adjusted to reflect other-than-temporary declines in value. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, management changes, industry valuation levels for comparable public companies, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value are recognized in investment securities gains (losses).

Allowance for credit losses

Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. Our allowance for credit losses is based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.

Consumer loans

Management evaluates homogeneous loan portfolios (including residential mortgages, and personal and credit card and certain small business loan portfolios) for specific allowances by reference to historical ratios of write-offs to balances in arrears. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios, along with the impact of economic trends and conditions.

Business and government loans

For portfolios of large individual loans, management establishes specific allowances against impaired loans based on continuous monitoring. A loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated net realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the impaired loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

General allowance

The general allowance is based on expected loss rates associated with different credit portfolios and the estimated time period for losses that are present but yet to be specifically identified to become evident, adjusted for management’s view of the current and ongoing economic and portfolio trends. The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit. The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, management’s view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on our experience and that of the market in general.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience in the market over time. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical flow and loss rates. Our model indicates a range of outcomes for the general allowance between $715 million and $1,081 million. As at October 31, 2004, the general allowance was $1,025 million, which is our best estimate of losses inherent in our loan portfolios based on the factors noted above.

     For a further discussion of the methodologies used in establishing our allowance for credit losses, see the Management of credit risk section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements.

Securitizations

We periodically transfer groups of loans or receivables to variable interest entities (VIEs) that issue securities to investors. These investors are entitled to a return of cash flows, based on the principal and interest provided by the group of loans or receivables transferred. This process is referred to as securitization.

     Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets.

     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires management to estimate expected future cash flows, which incorporate expected credit losses, scheduled payment and prepayment rates, discount rates and other factors that influence the value of retained interests.

     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale or a secured borrowing for accounting purposes. Second, if considered a sale, a further decision is required as to whether a securitization VIE should be consolidated into our financial statements. If the activities of the VIE are sufficiently restricted to meet certain accounting requirements, the seller of the transferred assets does not consolidate the VIE. Our securitizations meet the accounting criteria and are recorded as sales of assets and the related VIEs are not consolidated for financial reporting purposes.

     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the changes to those assumptions, see the Off-balance sheet arrangements section and Note 6 to the consolidated financial statements.

     We administer several VIEs that purchase pools of third-party financial assets and are involved in other financial transactions involving VIEs. These arrangements meet existing accounting requirements for non-consolidation.

     In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” In August 2004, a revised guideline (AcG-15R) was issued to ensure that AcG-15 was harmonized with Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004. The implications of adopting AcG-15R are included in Note 29 to the consolidated financial statements. Additional guidance on implementing FIN 46R is evolving in the U.S. and this may affect the consolidation status of various VIEs with which we are involved. We will continue to review the status of our VIEs as this guidance is finalized.

Asset impairment

Goodwill, other intangible assets and long-lived assets

Goodwill and other intangible assets with an indefinite life are subject to at least an annual assessment for impairment by applying a fair value-based test. An impairment loss is recognized to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value. An acquired intangible asset should be

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Determining the useful lives of intangible assets requires considerable judgment and fact-based analysis.

     As at October 31, 2004, we had goodwill of $1.1 billion (including $864 million allocated to retail brokerage and wealth products under CIBC Wealth Management) and other intangible assets with an indefinite life amounting to $116 million, which are substantially related to business acquisitions made in recent years. The fair value of the reporting units and intangible assets with an indefinite life are derived from internally and externally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and book to market multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth values and discount rates.

     Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. If we were to change the key assumptions in these models adversely by 20% as at October 31, 2004, there would still be no impairment in our goodwill and other intangible assets with an indefinite life. For details of goodwill and other intangible assets, see Note 8 to the consolidated financial statements.

     In addition, we review for impairment our long-lived assets and other identifiable intangibles with a definite life whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and other identifiable intangibles would be based on the fair value of the asset.

Income taxes

     Management uses judgment in the estimation of income taxes, and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate. This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.

     As at October 31, 2004, we had available future income tax assets in excess of future income tax liabilities of $1.4 billion before a valuation allowance of $201 million. A substantial portion of our tax loss carryforwards originated from our U.S. operations. Income tax loss carryforwards expire in 20 years from origination and capital tax loss carryforwards expire in five years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law.

     Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets and the remaining expiration period of tax loss carryforwards. We carry a valuation allowance of $201 million related to a future income tax asset from our U.S. operations, primarily as a result of the effect of the acceleration of our loan sale program, a reduction in the investment securities portfolio and reduced interest income from a prolonged period of lower interest rates. Although realization is not assured, management believes, based on all the available evidence, it is more likely than not that the remaining future income tax assets will be realized prior to their expiration; our analysis indicates that they will be realized in three to five years. The amount of the future income tax asset considered realizable, however, could be reduced in the future if forecasted income during the carryforward period is further reduced. Factors that may adversely affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, a deterioration of capital and credit markets, loss of market share and higher expense levels, including litigation provisions.

     For details of our income taxes, see Note 19 to the consolidated financial statements.

Contingent liabilities

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular year. We regularly assess the adequacy of CIBC’s contingent liabilities accrual. For further details, see Note 24 to the consolidated financial statements.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

EMPLOYEE FUTURE BENEFIT ASSUMPTIONS

We are the sponsor of defined benefit pension and post-retirement benefit plans for eligible employees. The pension and post-retirement benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health-care cost trend rates, turnover of employees, retirement age and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice, and approved by management. The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities. Other assumptions are based on actual plan experience and management’s best estimates.

     In accordance with Canadian GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2004, the net amount of the unamortized actuarial losses was $860 million (2003: $953 million) in respect of the pension plans and $124 million (2003: $118 million) in respect of the post-retirement benefit plans.

     Our approach to managing our benefit plans is based upon a comprehensive framework to ensure that benefit plans are properly governed, managed and operated in each region. The framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. These plans are funded to or above the amounts required by relevant legislation. During 2004, we contributed $309 million (2003: $253 million) to the pension plans, which included $193 million (2003: $145 million) above the minimum required. For the year ended October 31, 2004, pension expense was $145 million (2003: $103 million). The post-retirement benefit plans are unfunded, with CIBC making contributions to cover annual benefit payments. For 2004, these benefit payments totalled $14 million (2003: $12 million). The long-term disability plan is funded through a health and welfare trust. During the year, we contributed $23 million (2003: $32 million) to this trust.

     For further details on our annual pension and post-retirement expense and liability, see Note 17 to the consolidated financial statements.

     Actual future experience different from that assumed or future changes in assumptions may affect our pension and other post-retirement benefit obligations and future expense. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

2004 SENSITIVITY OF KEY ASSUMPTIONS

	Pension benefit plans		Other benefit plans
$ millions	Obligation	Expense	Obligation	Expense
Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$200	$25	$34	$3
Increase in assumption	(187)	(24)	(58)	(3)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	11	n/a	1
Increase in assumption	n/a	(11)	n/a	(1)
Rate of compensation increase
Decrease in assumption	(50)	(10)	(1)	—
Increase in assumption	54	11	1	—

The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

HOW CIBC REPORTS

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines reflect the characteristics of our products and services and the clients to which those products or services are delivered.

     These business lines are supported by five functional groups —Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp., CIBC Mellon joint ventures, Oppenheimer Holdings Inc. (formerly Fahnestock Viner Holdings Inc.) debentures, and other income statement and balance sheet items not directly attributable to the business lines.

     To measure and report the results of operations of the three business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines. Management uses this model to better understand the economics of our customer segments, products and delivery channels.

     Effective November 1, 2003, concurrent with the implementation of the CICA AcG-13, “Hedging Relationships,” we refined our internal funds transfer pricing and treasury allocation processes on a prospective basis, as follows:

•	The funds transfer pricing of retail products with embedded options (examples include: mortgage commitments, mortgage prepayments and redeemable GICs) now includes a specific charge for hedging the consumer behaviour risk applicable to these embedded options. With this change, gains and losses applicable to hedging these risks, previously allocated to the respective businesses, are now allocated to CIBC Retail Markets-other and CIBC Wealth Management-other.

•	The hedging costs associated with mortgage refinancing before maturity and mortgage securitizations are now allocated to the mortgage business to better align these costs with their respective revenue. Previously, these costs were allocated to CIBC Retail Markets-other.

Effective November 1, 2003, a number of cash management accounts previously allocated to investment banking and credit products were transferred to commercial banking on a prospective basis.

     In addition, we realigned the following business activities into CIBC Retail Markets-other:

•	bizSmart™, previously in small business banking

•	bank@work™, previously in personal banking

In addition, during the year, we have reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.

     ROE has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-year information has been restated.

     Certain other prior-year information has been reclassified, where necessary, to conform to the presentation used in the current year.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

NON-GAAP MEASURES

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies.

Net interest income (TEB)

We adjust net interest income to reflect tax-exempt income on an equivalent before-tax basis. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio, trading revenue, net interest margin and net interest margin on average interest-earning assets, all on a taxable equivalent basis. Management believes these measures permit uniform measurement, which enables users of our financial information to make comparisons more readily.

Economic capital

Economic capital provides the financial framework to understand the returns of each business line, commensurate with the risk taken.

     Economic capital is based upon an estimate of the equity capital required to protect the business lines from future potential adverse economic scenarios that would result in significant losses. It comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients, and business lines, as required. The difference between CIBC total equity capital and economic capital allocated to the business lines is held in Corporate and Other. From time to time, CIBC’s economic capital model may be enhanced as part of the risk measurement process and these changes are made prospectively.

     There is no comparable GAAP measure for economic capital.

Economic profit

Net income, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each business line in excess of our cost of equity capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis for performance evaluation and resource allocation decisions.

     While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.

Business mix: Retail/wholesale ratios

While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. From time to time, some measures will be presented on the basis of CIBC Retail Markets, CIBC Wealth Management, and commercial banking operations for comparison purposes. Such measures include revenue, net income, and economic capital.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Reconciliation of non-GAAP measures

The following table provides a reconciliation of non-GAAP to GAAP measures:

INCOME STATEMENT MEASURES

	CIBC	CIBC	CIBC
	Retail	Wealth	World
$ millions, for the years ended October 31	Markets	Management	Markets
2004
Total revenue	$5,244	$2,506	$3,521
Add: adjustment for TEB	—	—	150

Revenue (TEB)	$5,244	$2,506	$3,671

Net income	$1,043	$402	$684
Less: charge for economic capital	340	149	310

Economic profit	$703	$253	$374

Efficiency ratio	56.6%	74.5%	77.8%
Less: adjustment for impact of TEB	—	—	3.1

Efficiency ratio (TEB)	56.6%	74.5%	74.7%

2003
Total revenue	$4,967	$2,531	$3,473
Add: adjustment for TEB	—	—	132

Revenue (TEB)	$4,967	$2,531	$3,605

Net income	$863	$366	$373
Less: charge for economic capital	328	161	444

Economic profit (loss)	$535	$205	$(71)

Efficiency ratio	62.4%	77.7%	69.7%
Less: adjustment for impact of TEB	—	—	2.5

Efficiency ratio (TEB)	62.4%	77.7%	67.2%

2002
Total revenue	$4,975	$2,854	$2,908
Add: adjustment for TEB	3	—	108

Revenue (TEB)	$4,978	$2,854	$3,016

Net income (loss)	$1,073	$197	$(142)
Less: charge for economic capital	273	68	456

Economic profit (loss)	$800	$129	$(598)

Efficiency ratio	61.8%	90.1%	86.6%
Less: adjustment for impact of TEB	—	—	3.1

Efficiency ratio (TEB)	61.8%	90.1%	83.5%

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

BUSINESS MIX: RETAIL INFORMATION

$ millions, for the years ended October 31	2004	2003	2002
Revenue
CIBC Retail Markets	$5,244	$4,967	$4,975
CIBC Wealth Management	2,506	2,531	2,854

	7,750	7,498	7,829
Commercial banking	452	436	449

	$8,202	$7,934	$8,278

Net income
CIBC Retail Markets	$1,043	$863	$1,073
CIBC Wealth Management	402	366	197

	1,445	1,229	1,270
Commercial banking	124	92	85

	$1,569	$1,321	$1,355

TRADING REVENUE

$ millions, for the years ended October 31	2004	2003	2002
Trading revenue	$725	$778	$563
Add: adjustment for TEB	138	118	92

Trading revenue (TEB)	$863	$896	$655

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

REVIEW OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

REVIEW OF CONSOLIDATED STATEMENTS OF INCOME

Revenue

Revenue in 2004 was up $307 million from 2003 due to an increase in non-interest income of $571 million, partially offset by a decrease in net interest income of $264 million.

Net interest income

Net interest income for the year was down $264 million from 2003, primarily due to lower revenue from CIBC World Markets, where corporate lending assets and merchant banking investments were significantly reduced, and narrower GIC spreads due to a low interest rate environment. Additional information on net interest income and margin is provided in the Supplementary annual financial information.

NET INTEREST INCOME AND MARGIN

$ millions, for the years ended October 31	2004	2003	2002
Average assets	$280,810	$284,739	$292,510
Net interest income	5,366	5,630	5,500
Net interest margin	1.91%	1.98%	1.88%

Non-interest income

Non-interest income for the year was up $571 million from 2003.

NON-INTEREST INCOME

$ millions, for the years ended October 31	2004	2003	2002
Underwriting and advisory fees	$797	$870	$840
Deposit and payment fees	760	713	665
Credit fees	314	386	410
Card fees	407	359	331
Investment management and custodial fees	353	340	486
Mutual fund fees	615	536	561
Insurance fees	176	168	148
Commissions on securities transactions	892	884	1,203
Trading activities	618	627	273
Investment securities gains (losses), net	236	(107)	(168)
Income from securitized assets	191	216	200
Foreign exchange other than trading	280	273	218
Other	878	681	374

Total non-interest income	$6,517	$5,946	$5,541

Underwriting and advisory fees decreased by $73 million, primarily due to the exit from our international asset securitization activities and a continuing decline in our structured leasing activities, partially offset by higher new issue revenue.

     Deposit and payment fees increased by $47 million, primarily due to an increase in service fees in personal banking and small business banking.

     Credit fees decreased by $72 million, mainly in CIBC World Markets due to the reduction in the large corporate loan portfolio.

     Card fees increased by $48 million, driven by increased purchase volumes and fee changes, partially offset by the increased cost of loyalty points.

     Mutual fund fees increased by $79 million, primarily due to higher management fee income generated from higher asset balances, driven by market value appreciation and improved net sales.

     Investment securities gains (losses), net includes realized gains and losses on disposals, net of write-downs, to reflect other-than-temporary impairments in the value of investment securities. Revenue increased by $343 million, primarily due to higher merchant banking gains and lower write-downs.

     Income from securitized assets decreased by $25 million, primarily due to a reduction in average securitized assets.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     Other includes gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, realized gains and losses on sales and write-downs of equity-accounted and limited partnership investments and loans held for sale, and other commissions and fees. Other increased by $197 million, primarily due to higher gains on sales of equity-accounted investments and loans held for sale. The prior year included a gain of $58 million resulting from the sale of the Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale).

Trading revenue

Trading revenue was down $53 million from 2003, primarily due to lower equities and interest rate revenue related to lower market activity, partially offset by a stronger performance in commodities and loan trading.

TRADING REVENUE

$ millions, for the years ended October 31	2004	2003	2002
Net interest income — trading related	$107	$151	$290
Non-interest income — trading activities	618	627	273

Total trading revenue	$725	$778	$563

By type:
Interest rate	$231	$308	$290
Foreign exchange	169	171	152
Equities	115	199	44
Other(1)	210	100	77

Total trading revenue	$725	$778	$563

(1)	Includes commodities, credit derivatives and secondary loan trading and sales.

Provision for credit losses

The provision for credit losses for the year was down $515 million from 2003, primarily due to the combination of favourable market conditions and our ongoing commitment to reduce risk in our corporate loan portfolio, partially offset by higher loss ratios and volume growth in our personal and small business lending portfolios.

PROVISION FOR CREDIT LOSSES

$ millions, for the years ended October 31	2004	2003	2002
Provision for credit losses	$628	$1,143	$1,500

Non-interest expenses

Non-interest expenses were up $123 million from 2003.

NON-INTEREST EXPENSES

$ millions, for the years ended October 31	2004	2003	2002
Employee compensation and benefits
Salaries	$2,126	$2,260	$2,620
Incentive bonuses	1,147	1,164	933
Commissions	522	460	767
Benefits	604	533	562

	4,399	4,417	4,882
Occupancy costs	634	605	715
Computer and office equipment	1,138	1,143	985
Communications	331	360	418
Advertising and business development	279	289	334
Professional fees	326	241	297
Business and capital taxes	138	133	114
Restructuring (reversal) charge	(18)	(31)	514
Other	1,024	971	870

Total non-interest expenses	$8,251	$8,128	$9,129

Employee compensation and benefits were down $18 million, primarily due to the Oppenheimer sale and the winding down of the U.S. electronic banking operations in 2003, partially offset by higher pension expense and revenue-related compensation.

     Occupancy costs were up $29 million, primarily due to increased costs related to relocating to our new premises in New York.

     Communications, comprising telecommunication, postage, courier and stationery were down $29 million as a result of the optimization of the data network infrastructure as well as the renegotiation of telecommunication services contracts.

     Professional fees were up $85 million, primarily due to increased spending on governance projects and higher legal fees.

     Other, comprising outside services, operational losses, other personnel costs and donations was up $53 million. The increase included a $300 million provision in respect of Enron-related litigation matters and higher operational losses, partially offset by a $49 million recovery related to the Air Canada contract. The prior year included a $109 million provision for CIBC’s Enron settlement with the SEC, which was paid in 2004, and a $128 million write-down related to the Air Canada contract.

     As at October 31, 2004, we had a regular workforce headcount of 37,281, up 651 from 2003, primarily due to additional branch ambassadors and increased governance activities.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Taxes

Income taxes include those imposed on the non-consolidated CIBC, as well as on CIBC’s domestic and foreign subsidiaries. Indirect taxes comprise capital, property and business, payroll, and the goods and services tax (GST) and sales taxes. Indirect taxes are included in non-interest expenses.

     Total income and indirect taxes were up $549 million from 2003.

TAXES

$ millions, for the years ended October 31	2004	2003	2002
Income tax expense (benefit)	$790	$239	$(279)

Indirect taxes
Capital taxes	132	126	100
Property and business taxes	34	35	44
Payroll taxes	203	212	235
GST and sales taxes	244	242	204

Total indirect taxes	$613	$615	$583

Total taxes	$1,403	$854	$304

Combined Canadian federal and provincial tax rate	35.3%	36.6%	38.7%
Income taxes as a percentage of net income before income taxes	26.3%	10.4%	(67.7)%
Total taxes as a percentage of net income before deduction of total taxes	38.8%	29.2%	30.5%

Income tax expense was up $551 million from 2003, which included a $689 million income tax recovery relating to a settlement agreement with Canada Revenue Agency (CRA) concerning certain foreign-based earnings, partially offset by a $232 million income tax expense for a valuation allowance related to the future income tax asset from the U.S. operations. Increased earnings in the current year also contributed to the increase in income tax expense, partially offset by an $85 million income tax recovery related to the resolution of various income tax audits and a $50 million tax recovery ($45 million in Corporate and Other and $5 million in CIBC Retail Markets) related to an increase in our future income tax asset as a result of the cancellation of planned Ontario tax rate reductions.

     The combined Canadian federal and provincial income tax rate of 35.3% (2003: 36.6%) is the non-consolidated CIBC’s statutory income tax rate. Variations in this rate can result from legislative changes to corporate income tax rates enacted by the federal and provincial governments and from changes in the proportion of income earned in each of the provinces and in offshore branches of the non-consolidated CIBC. The rate declined in 2004, primarily due to a reduction in federal income tax rates, partially offset by an increase in Ontario rates. For a reconciliation of our income taxes in the consolidated statements of income with the combined Canadian federal and provincial income tax rate, see Note 19 to the consolidated financial statements.

     Under Canadian GAAP, we are required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards. The future income tax asset is established using tax rates that will apply in future periods. Accounting standards also require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration.

     Included in the tax loss carryforwards amount as indicated in Note 19 is $565 million related to losses in our U.S. operations (2003: $141 million) which expire in five to 20 years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have between five and 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. The total amount of the future income tax asset related to our U.S. operations, net of the valuation allowance, is $576 million. We believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration.

     Indirect taxes were down $2 million from 2003. Payroll taxes decreased by $9 million, primarily due to the reduced number of employees in the U.S., partially offset by an increase of $6 million in capital taxes primarily due to increased retained earnings.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

REVIEW OF CONSOLIDATED BALANCE SHEETS

CONDENSED BALANCE SHEETS

$ millions, as at October 31	2004	2003
Assets
Cash and deposits with banks	$12,203	$10,454

Securities
Investment and loan substitute securities	15,517	17,346
Trading securities	51,799	52,282

	67,316	69,628

Securities borrowed or purchased under resale agreements	18,165	19,829

Loans
Residential mortgages	72,592	70,014
Personal and credit card	35,000	32,695
Business and government	31,737	33,177
Allowance for credit losses	(1,825)	(1,952)

	137,504	133,934

Derivative instruments market valuation	23,710	22,796
Other assets	19,866	20,506

	$278,764	$277,147

Liabilities and shareholders’ equity
Deposits	$190,577	$188,130
Derivative instruments market valuation	23,990	21,945
Obligations related to securities sold short	12,220	11,659
Obligations related to securities lent or sold under repurchase agreements	16,790	19,293
Other liabilities and acceptances	18,075	19,145
Subordinated indebtedness	3,889	3,197
Shareholders’ equity	13,223	13,778

	$278,764	$277,147

Assets

Total assets as at October 31, 2004, were up $1.6 billion from 2003.

     Increases in personal loans (12.5%), and residential mortgages net of securitizations (3.7%), reflected continued efforts to reallocate balance sheet resources to businesses with strong earnings, high strategic importance and long-term growth potential. The increase in cash and deposits with banks (16.7%) reflects normal treasury funding activities. The increase in derivative instruments market valuation (4.0%) primarily reflects increased commodity prices. Reductions in business and government loans and acceptances, including those transferred to held for sale (7.9%) were due to a combination of loan sales and repayments, and reflect continued efforts to liberate balance sheet resources from low-return businesses. Reductions in investment securities (10.4%) were primarily due to the transfer of certain securities held by our U.S. real estate finance business to a trading book, lower translated value of U.S. dollar denominated assets due to a weaker U.S. dollar, and sales and write-downs of merchant banking assets. The reduction in securities borrowed or purchased under resale agreements (8.4%) reflects regular client-driven business activity and the impact of the weaker U.S. dollar.

     A detailed discussion of the loan portfolio is included in the Management of credit risk section.

Liabilities and shareholders’ equity

Deposits were up 1.3% from 2003, primarily due to the increase in personal deposits. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the Supplementary annual financial information.

     Obligations related to securities lent or sold under repurchase agreements were down 13.0% from 2003. This decline reflects reductions due to normal treasury funding activities and the impact of the weaker U.S. dollar, partially offset by increases due to business activity.

     Other liabilities and acceptances were down 5.6% from 2003, primarily due to the decrease in income tax payable.

     Subordinated indebtedness was up 21.6% from 2003. Further details on subordinated indebtedness are provided in Note 12 to the consolidated financial statements.

     Shareholders’ equity was down 4.0% from 2003, primarily due to the repurchase of our common shares for cancellation, redemptions of preferred shares and dividends paid, partially offset by net income. Further details on common and preferred shares are provided in Note 13 to the consolidated financial statements.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

SIGNIFICANT EVENTS

Contingent liabilities

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular year. We regularly assess the adequacy of CIBC’s contingent liabilities accrual, including the adequacy of the accrual for Enron-related matters.

Hedge funds

The SEC and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a number of class actions, brought on behalf of shareholders of several families of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the year, we established an accrual of $50 million related to matters arising from the mutual fund market timing investigations.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions, including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions, including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. We believe that the ultimate costs of these matters are likely to exceed the insurance coverage. As a result, we recorded a $300 million liability, in addition to our insurance coverage, for Enron-related litigation matters. Because we are unable to reasonably estimate the eventual loss, it is possible that additional amounts may be required in the future, and such amounts could be material to our operating results for a particular year, although we do not expect that they would have a material adverse impact on CIBC’s consolidated financial position.

Regulatory matters and exit of certain activities

On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter-and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Office of the Superintendant of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     In compliance with our agreement with the DOJ, we have completed the orderly wind down of CIBC World Markets’ U.S.-, United Kingdom- and Australia-based receivables conduit vehicles. As at October 31, 2004, all of these conduits have ceased issuing commercial paper. In the course of completing these exit activities, we have purchased assets of $1.7 billion and incurred costs of $25 million.

Sale of Global Payments Inc.

During the year, we sold 3.0 million shares of Global Payments Inc., resulting in an after-tax gain of $97 million. In addition, in respect of the remaining six million shares held, we entered into a series of derivative hedges (collars) with scheduled maturities ranging from March 2006 to April 2007, that will provide us with the opportunity to participate in a portion of any price increase while simultaneously protecting us against any significant price decrease. Upon final disposition of these shares, taking into account the price protection afforded by the collars, we expect to recognize in future periods a minimum after-tax gain based on scheduled maturity dates of approximately $182 million.

Air Canada

In 2003, as a result of Air Canada filing for protection under the Companies’ Creditors Arrangement Act, we recorded a $128 million pre-tax charge, included in other non-interest expenses, to write down the deferred asset related to our Air Canada contract. During the year, we sold our proven claims as an unsecured creditor of Air Canada to a third party for cash, and recorded a gain of $49 million ($32 million after-tax) related to the contract. This amount was booked as a recovery in other non-interest expenses. In addition, for an investment of approximately $70 million, we exercised rights to acquire approximately 3.5 million voting shares of ACE Aviation Holdings Inc., which became the parent holding company of Air Canada on completion of Air Canada’s plan of reorganization, effective September 30, 2004.

New York premises

During the year, we signed a 30-year lease agreement to rent space to a tenant for approximately 800,000 square feet of space in the recently completed 1.2 million square foot building at 300 Madison Avenue in New York. As part of the lease agreement, we will pay approximately $140 million in leasing concessions between 2004 and early 2006, which will be deferred and amortized over the lease term.

     We began consolidating the majority of our New York-based business operations into the remaining space in the new building in October 2004. As a result, we will vacate most of our existing New York premises and expect to incur sublease losses as we exit these leased facilities. These losses will be recorded when incurred and are currently estimated to be between $50 million and $70 million, including a $34 million loss recorded during the year as a portion of the premises was sublet.

Sale of Juniper Financial Corp.

During the year, we announced the sale of Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for gross consideration of US$293 million ($357 million as at the October 31, 2004 exchange rate), subject to certain adjustments. The transaction closed on December 1, 2004. We expect to recognize a gain of approximately $116 million ($66 million after-tax). The final amount of the gain is dependent on a number of variables, including the adjustments noted above, that will be determined after the closing date of the transaction.

     The sale is not expected to have a significant impact on our ongoing results of operations.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

REVIEW OF FOURTH QUARTER RESULTS

Net income was $439 million for the quarter, down $71 million from the fourth quarter of 2003.

     Net interest income was $1,324 million, down $95 million from the fourth quarter of 2003, primarily due to reduced corporate lending assets in CIBC World Markets and lower spreads in GICs. Dividend revenue in the U.S. equity structured products business was also lower as certain arbitrage strategies were exited.

     Non-interest income was $1,614 million, up $136 million from the fourth quarter of 2003, primarily due to higher merchant banking gains net of write-downs.

     Provision for credit losses was $175 million, up $44 million from the fourth quarter of 2003, which included a provision of $93 million related to loans held for sale. The current quarter included a lower reversal of allowance for credit losses ($62 million in the current quarter as compared with $150 million in the fourth quarter of 2003), and a few specific provisions in CIBC World Markets.

     Non-interest expenses were $2,266 million, up $228 million from the fourth quarter of 2003 due to the $300 million provision in respect of Enron-related litigation matters.

     Income tax expense was $46 million, down $171 million from the fourth quarter of 2003 due in part to an $85 million tax recovery related to the resolution of various income tax audits.

     Net income was down $181 million from the prior quarter.

     Net interest income was $1,324 million, down $20 million from the prior quarter, primarily due to lower interest income from trading activities.

     Non-interest income was $1,614 million, up $28 million from the prior quarter, primarily due to the increase in merchant banking gains net of write-downs.

     Provision for credit losses was $175 million, up $84 million from the prior quarter, primarily due to higher loan losses in the large corporate loan portfolio, partially offset by the $62 million reversal of the student loan and general allowance for credit losses due to favourable market conditions.

     Non-interest expenses were $2,266 million, up $298 million from the prior quarter due to the previously mentioned $300 million provision.

     Income tax expense was $46 million, down $204 million from the prior quarter due in part to an $85 million tax recovery noted above.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

REVIEW OF QUARTERLY FINANCIAL INFORMATION

QUARTERLY FINANCIAL INFORMATION

	2004				2003
$ millions, except for per share amounts	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$2,938	$2,930	$3,051	$2,964	$2,897	$2,866	$2,734	$3,079
Net income	439	620	531	609	510	788	320	445
Earnings per share — basic	1.08	1.62	1.35	1.56	1.29	2.04	0.76	1.12
— diluted	1.06	1.60	1.33	1.54	1.28	2.02	0.76	1.11

Net income for the first quarter of 2004 was higher than the prior quarter, primarily due to lower non-interest expenses, significantly higher trading revenue, higher commissions earned on securities resulting from larger trading volumes, and higher revenue in our fixed income and equity structured products businesses.

     In the second quarter of 2004, net income was lower than the prior quarter, primarily due to lower net interest income, an increase in the provision for credit losses and higher revenue-related compensation, partially offset by higher merchant banking gains net of write-downs, higher gains on loans held for sale and higher equity trading revenue and new issue revenue.

     In the third quarter of 2004, net income was higher than the prior quarter, primarily due to a reduction in the provision for credit losses due to favourable market conditions and a $50 million ($32 million after-tax) reversal of the general allowance for credit losses, and lower revenue-related compensation, partially offset by a decline in trading revenue.

     In the fourth quarter of 2004, net income was lower than the prior quarter, primarily due to a $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters, partially offset by a tax recovery and higher merchant banking gains net of write-downs.

     In the first quarter of 2003, net income was higher than the prior quarter, which included a restructuring charge of $514 million ($323 million after-tax), write-downs in merchant banking, collateralized debt obligation and high-yield portfolios, partially offset by a gain of $190 million ($190 million after-tax) that resulted from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC (the West Indies combination). The first quarter also included a $52 million ($28 million after-tax) gain on the Oppenheimer sale.

     In the second quarter of 2003, net income was lower than the prior quarter, primarily due to the $128 million ($81 million after-tax) write-down related to the Air Canada contract, lower trading revenue and net interest income, and higher merchant banking write-downs, partially offset by higher revenue in cards due to improved spreads.

     In the third quarter of 2003, net income was higher than the prior quarter, primarily due to a recovery and interest on overpayment of income taxes of $707 million after-tax, partially offset by a $232 million valuation allowance related to the U.S. future income tax asset.

     In the fourth quarter of 2003, net income was lower than the prior quarter, primarily due to lower trading revenue, a $49 million ($43 million after-tax) provision for CIBC’s Enron settlement with the SEC, which was paid in the first quarter of 2004, partially offset by a $150 million ($95 million after-tax) reversal of the general allowance for credit losses and $23 million ($15 million after-tax) in restructuring reversals.

     For further analysis of our quarterly results, refer to CIBC’s quarterly reports to shareholders available on www.cibc.com.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

CIBC Retail Markets

Business profile

CIBC Retail Markets is a full-service retail bank serving clients across Canada through 1,073 branches, 4,136 ABMs, four telephone banking centres, and online banking as well as through CIBC’s unique banking offer, President’s Choice Financial, a co-venture with Loblaw Companies Limited. Our more than 17,000 employees contribute 47% of CIBC’s net income by offering financial services to more than nine million clients.

Business strategy

Building strong client relationships is at the heart of our strategy. Our priority is to understand what matters to our clients, so that we can deliver innovative products and services to meet all their needs, at every stage of their lives. We’re also focused on an employee culture that puts the client first, in everything we do. To achieve this, we continually raise our sales and service standards, while finding ways to free up employees so that they can focus on their clients. By streamlining and centralizing processes and investing in technologies, we are taking important steps to improve our operational efficiency that we anticipate will further enhance our clients’ experience, as well as deliver shareholder value by lowering our costs.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2005
Personal banking is the individual customer segment (customers other than those in Imperial Service and Private Wealth Management).	Personal loan and deposit volume growth helped drive strong results for CIBC Retail Markets this year, supported by a revitalized CIBC brand. We continued to implement programs to strengthen the retail delivery network, improve client satisfaction and drive revenue performance. We also introduced further new e-learning programs to improve employee training in our branch network.	We will pursue continued growth by enabling our employees to give our clients a more seamless and personalized banking experience through further improvements to our sales and service activities, our client information systems and our operating processes.

Small business banking is the customer segment supporting small, owner-operated businesses, including their personal holdings.	With one in every five Canadians anticipated to be self-employed by 2010, CIBC introduced a pre-selected package of services to help entrepreneurs get off to a great start. In addition, we re-engineered key processes for existing clients.	With the economy reaching a mature stage of its cycle, we expect small business activity to continue outperforming the economy as a whole, with the number of self-employed Canadians expected to rise in the coming 48 months. CIBC will strive to meet our small business clients’ needs with innovative products and time-saving services.

Cards comprises a portfolio of credit cards.	Our cards business continued to be the industry leader — maintaining its #1 position in market share in purchase volumes and outstanding balances, with average balances growth rates of 7.2% and 4.0%, respectively. CIBC Aerogold VISA* continues to lead in the premium card market in terms of aggregate purchase volumes. In addition, products such as the Aventura™ Gold, CIBC Aero Classic VISA* and bizline™ cards provide new growth opportunities.	Faced with an increasingly competitive marketplace, we will aspire to maintain our market leadership position with innovative products that meet our cardholders’ evolving credit needs.

Mortgages includes both residential and commercial mortgages.	At a time when more clients have decided to build equity through home ownership, we’ve experienced strong growth in our residential mortgage portfolio. This year, we also experienced continued growth in our commercial mortgage portfolio.	Although rates are expected to rise in 2005, we still anticipate increases in home ownership and real estate market values. We expect that market growth will continue at a healthy pace, though more modestly than last year. We will strive for continued above-market growth in our mortgage portfolio to increase our share position.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Results

RESULTS — CIBC RETAIL MARKETS

$ millions, for the years ended October 31	2004	2003	2002
Revenue (TEB)(1)(2)
Personal banking	$2,061	$1,903	$1,711
Small business banking	574	542	514
Cards	1,384	1,278	1,241
Mortgages	572	701	623
Other	653	543	889

Total revenue (TEB)(1)(2)	5,244	4,967	4,978
TEB adjustment	—	—	3

Total revenue	5,244	4,967	4,975
Provision for credit losses	711	607	419
Non-interest expenses	2,971	3,100	3,076

Income before taxes and non-controlling interests	1,562	1,260	1,480
Income taxes and non-controlling interests	519	397	407

Net income	$1,043	$863	$1,073

Efficiency ratio	56.6%	62.4%	61.8%
ROE(1)(2)	38.5%	32.5%	45.5%
Economic profit(1)(2)	$703	$535	$800

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.

Financial overview

CIBC Retail Markets benefited from a stronger economy in 2004 as continued low and stable interest rates encouraged loan and deposit volume growth, leading to higher interest income. Low interest rates, however, led to reduced spreads on deposit products. Heightened competition across most products also put pressure on spreads.

     Net income was up $180 million from 2003, which included an $81 million after-tax write-down related to the Air Canada contract. The current year included a $32 million after-tax recovery on the write-down. Revenue was up $277 million from 2003, primarily due to growth in personal lending and deposit volumes, and transaction-based fee income. These increases were partially offset by lower spreads on deposit products.

Revenue

Personal banking and small business banking revenue was up $190 million from 2003, primarily due to increased loan and deposit volumes, higher fee income, and higher commissions received from other businesses, partially offset by lower deposit spreads and a provision to cover client reimbursements related to overdraft protection and residential bridge loan products. Average funds managed increased 7.6%.

     Cards revenue was up $106 million from 2003 due to lower credit losses from reduced levels of securitized receivables, which are recorded as a reduction to other revenue after receivables are securitized. Revenue also increased due to higher fee income and volume growth, partially offset by reduced spreads.

Total revenue ($ millions)	Non-interest expenses ($ millions)	Net income ($ millions)

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

     Mortgages revenue was down $129 million from 2003, as higher fee income and volume growth were more than offset by hedging costs associated with mortgages refinanced before maturity, which were included in treasury revenue allocations and reported in other in 2003. In addition, volume growth led to higher commissions being paid to other businesses.

     Other revenue was up $110 million from 2003, primarily due to the move of hedging costs to mortgages, as noted above, and due to increases in insurance and President’s Choice Financial.

Provision for credit losses

Provision for credit losses was up $104 million from 2003, primarily due to higher loss ratios and volume growth in personal and small business lending, and higher agricultural losses. These increases were partially offset by a $37 million reversal of the allowance for credit losses in student loans due to improved portfolio performance.

Non-interest expenses

Non-interest expenses were down $129 million from 2003, which included a $128 million write-down related to the Air Canada contract. The current year included a $49 million recovery related to the Air Canada contract. Higher support costs and operational losses were partially offset by lower severance provisions.

     The regular workforce headcount totalled 17,659 at year-end, up 206 from 2003, primarily due to additional branch ambassadors.

Average assets

Average assets were $161.2 billion, up $15.6 billion from 2003, primarily due to growth in personal and small business lending, residential mortgages and reduced credit card securitization levels.

Outlook

The outlook for 2005 is for a continuation of the current economic environment; rates are expected to rise gradually through 2005. Volumes are expected to continue to increase as a result of continuing low interest rates. Loan loss provisions recorded in 2004 were higher than expected. We are working to refine our credit adjudication processes to lower credit losses in our personal and small business lending portfolios, however such refinements take time to implement and have a lagging impact on loss rates. We expect these portfolios to continue to experience above average loss rates in 2005.

     Subsequent to year-end, we announced our intention to sell our holdings in Republic Bank Limited based in Trinidad and Tobago. Concurrent with the announcement, FirstCaribbean International Bank, in which we hold an equity interest, also concluded an agreement to sell its holdings in Republic Bank Limited. In total, we expect to report an $85 million after-tax gain. This gain will be reported in the first quarter of 2005.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

CIBC Wealth Management

Business profile

With more than 2,600 advisors and $208.5 billion in client assets under administration, our distribution business comprises branch-based advice, full-service brokerage, private wealth management and online brokerage. We develop and package a range of financial products, including managed solutions and mutual funds, with over $46.3 billion in assets, as well as fixed-term investments with $33.5 billion in deposits. We also manage $54.5 billion in assets through our global investment management firm, TAL Global Asset Management Inc.

Business strategy

Our goal is to become Canada’s leading wealth management franchise with industry-leading advisory capability and innovative, competitive products. Our business strategy is to build leadership in advice-based distribution and financial solutions and to leverage scale to maximize market share and attain operating efficiencies. In 2005, we expect to continue to deliver growth and profitability by maintaining our focus on the accreditation and training of our advisors to strengthen the quality of our advice, delivering competitive products, enhancing our investment advisory due diligence and focusing on our execution.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2005
Imperial Service offers comprehensive financial planning advice for clients’ day-to-day banking, credit and investment needs.	With a focus on consolidating client assets, we continued to make improvements to the client experience and to build our unique market position. This led to strong investment growth, particularly in mutual funds, where assets under administration were up 19.6% in 2004 versus industry growth of 12.6%.	CIBC Imperial Service is well positioned to capitalize on the anticipated strong asset growth in our target market segment by building on our unique market position in the branch-based advice channel and by continuing to improve our advisor capability to meet client needs.

Retail brokerage provides investment advice on investment, retirement and estate planning solutions to affluent clients through Wood Gundy. Investor’s Edge provides online brokerage services.	This year our Wood Gundy Portfolio Partner™ fee-based brokerage product assets grew significantly. Our separately managed wrap program led the industry with 38.5% of the market. And our Estate Planning offer benefited from a 24.8% market share in insurance solutions. We supported advisors with professional development and a strong, client-centred brand.	CIBC Wood Gundy will support the transition to an increasingly affluent client base by delivering career-stage advisor training and investment management technology. Customizing advisor websites and personalizing online messaging will facilitate improved client contact. We will emphasize managed solutions to take advantage of an expected annual industry growth rate of 16%.

Private Wealth Management offers customized investment management, private banking, and estate planning solutions to high net worth clients in Canada and overseas.	In Canada, we successfully integrated our client offer, introduced a multi-manager approach for our pooled investment solutions and launched Estate Planning advisory services. Assets under administration grew by 7.9% to $41.8 billion in 2004.	CIBC Private Wealth Management will focus on capturing a greater share of the market by continuing to enhance the customization of our offer and by providing highly personalized service to high net worth clients. We will strengthen our overseas presence with the opening of a Shanghai office.

Wealth products delivers investment products such as mutual funds, managed solutions and GICs.	We further strengthened our market position and are now ranked as the third largest mutual fund provider in Canada. With particular strength in managed solutions, we operate the #1 mutual fund wrap program and the largest separately managed account program. In 2004, we enhanced TAL Global’s worldwide research platform.	CIBC Asset Management will reinforce our leadership position in key product categories by strengthening and expanding distribution within CIBC and third-party channels, and by leveraging capabilities across product businesses to best meet client needs, realize efficiencies and establish best practices.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Results

RESULTS — CIBC WEALTH MANAGEMENT

$ millions, for the years ended October 31	2004	2003	2002
Revenue
Imperial Service	$765	$724	$718
Retail brokerage	1,036	1,108	1,380
Private Wealth Management	141	141	159
Wealth products	477	511	530
Other	87	47	67

Total revenue	2,506	2,531	2,854
Provision for credit losses	29	18	11
Non-interest expenses	1,868	1,966	2,570

Income before taxes	609	547	273
Income taxes	207	181	76

Net income	$402	$366	$197

Efficiency ratio	74.5%	77.7%	90.1%
ROE(1)(2)	33.5%	27.8%	32.9%
Economic profit(1)(2)	$253	$205	$129

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.

Financial overview

CIBC Wealth Management benefited from a stronger economy in 2004. Increased investor confidence led to significant improvements in capital market volumes and asset values, generating higher fees. Continued low interest rates, however, caused GIC and deposit spreads to narrow.

     Net income was up $36 million from 2003, primarily due to strength in retail brokerage, mutual funds (reported within wealth products) and Imperial Service, partially offset by lower GIC spreads. Revenue and non-interest expenses were down from 2003, primarily due to the loss of ongoing revenue and expenses and the pre-tax gain of $58 million on the Oppenheimer sale in January 2003.

Revenue

Imperial Service revenue was up $41 million from 2003, primarily due to strong growth in investment products and new mortgage sales. Average funds managed increased 6.7%.

     Retail brokerage revenue was down $72 million from 2003, primarily due to the loss of ongoing revenue and the gain of $58 million on the Oppenheimer sale. Excluding the impact of the Oppenheimer sale, revenue increased by $152 million, primarily due to higher equity trading and new issue activity, and higher fee-based asset values.

     Private Wealth Management revenue was consistent with 2003, primarily due to higher volumes, offset by lower deposit spreads.

     Wealth products revenue was down $34 million from 2003, primarily due to a decline in GIC spreads. This decrease was partially offset by an increase in mutual fund revenue on higher asset balances, driven by market value appreciation and improved net sales.

     Other revenue was up $40 million from 2003, primarily due to higher treasury revenue allocations.

Total revenue ($ millions)	Non-interest expenses ($ millions)	Net income ($ millions)

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Non-interest expenses

Non-interest expenses were down $98 million from 2003, primarily due to $240 million lower expenses resulting from the Oppenheimer sale and lower support costs, partially offset by an increase in revenue-related compensation in retail brokerage, increased legal provisions and a $25 million provision related to matters involving our dealings with certain hedge funds in the U.S.

     The regular workforce headcount totalled 6,510 at year-end, down 91 from 2003.

Average assets

Average assets were $19.8 billion, down $10.9 billion from 2003, primarily due to lower treasury asset allocations.

Assets under administration

Assets under administration were up $15.3 billion from 2003 due to market value appreciation and net sales.

ASSETS UNDER ADMINISTRATION

$ billions, as at October 31	2004	2003	2002(1)
Individuals	$126.6	$121.2	$115.1
Institutions	41.4	36.3	42.2
Retail mutual funds	40.5	35.7	33.0

	$208.5	$193.2	$190.3

(1)	Excludes U.S. Oppenheimer.

Outlook

We expect continuing growth in investment products. The interest rate environment is expected to continue to see rates rising gradually through 2005. The equity markets are expected to rise, which will benefit all business lines with higher transaction volumes and increased fee-based asset values.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

CIBC World Markets

Business profile

CIBC World Markets is the wholesale banking arm of CIBC, providing a full range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

Business strategy

Since 2002, CIBC World Markets has been focused on lowering risk, generating sustainable earnings and high returns. During 2004, we surpassed our targeted one-third reduction in capital, corporate credit and merchant banking, ahead of our 2005 goal, while generating net income of $684 million and ROE(1) of 27.1%. With the risk reductions goals achieved, we are turning our focus in 2005 to driving sustainable growth while maintaining the risk discipline we have embedded in the organization during the past two years. Key to our growth will be leveraging the scale of our North American platform and continuing our focus of delivering value to our core clients.

	OPERATING HIGHLIGHTS	OUTLOOK FOR 2005
Capital markets operates trading, sales and research activities serving institutional, corporate and government clients.	In 2004 CIBC World Markets was ranked #1 in overall service in Canadian equity research, sales and trading; and #1 in fixed income and overall service quality in Canadian debt research. We also increased market share in our U.S. equities business, resulting in further penetration across major U.S. buy-side clients.	We have three initiatives related to our capital markets businesses for 2005. We will seek to provide additional financial resources to increase volume in existing platforms that have proven high returns. We will further develop additional product capability, such as credit trading, structuring and distribution within debt capital markets. We will expand our U.S. mid-market cash equities business.

Investment banking and credit products provides advisory services and underwriting of debt, credit and equity for corporate and government clients.	In 2004, CIBC World Markets was ranked #1 in equity underwriting in Canada. CIBC World Markets achieved its targeted one-third reduction of large corporate credit capital ahead of its 2005 goal. The actual reduction since the second quarter of 2002 was 69.3%. We maintained market leadership in Canadian investment banking, including remaining the #1 Canadian mergers and acquisitions advisor. We solidified our U.S. mid-market focus through the integration of our origination and distribution capabilities.	In 2005, we will continue to focus on building strong relationships with our core clients. We will focus on maintaining our leadership position in our Canadian franchise. In addition, a key focus in 2005 will be to increase productivity within our U.S. investment banking platform.

Merchant banking makes targeted investments to create, grow and recapitalize companies across a variety of industries.	CIBC World Markets achieved its goal of reducing the merchant banking private equity portfolio by one-third, ahead of the 2005 goal. Through a combination of fund sales, reduced investment activity net of direct sales, and write-downs, the actual reduction was 38.5%.	The focus of merchant banking going forward will be discipline and alignment with investment banking. Our direct equity investing will be aligned with industry groups that are important to investment banking and where we have industry expertise. Our private equity fund investing will be smaller in size and limited to fewer funds. This strategy will result in further capital reduction in the business.

Commercial banking originates financial solutions centred around credit products for medium- sized businesses in Canada.	In 2004 we continued to achieve our goal of generating high returns in this business, with returns(1) increasing from 12% to 20% over the past five years.	In 2005, we will continue to balance our return thresholds and risk tolerance objectives to support profitable growth across the business.

(1)	For additional information, see the Non-GAAP measures section, Segmented return on equity.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Results

RESULTS — CIBC WORLD MARKETS

$ millions, for the years ended October 31	2004	2003	2002
Revenue (TEB)(1)(2)
Capital markets	$1,445	$1,526	$1,288
Investment banking and credit products	1,381	1,567	1,115
Merchant banking	351	(47)	198
Commercial banking	452	436	449
Other	42	123	(34)

Total revenue (TEB)(1)(2)	3,671	3,605	3,016
TEB adjustment	150	132	108

Total revenue	3,521	3,473	2,908
(Recovery of) provision for credit losses	(55)	653	1,062
Non-interest expenses	2,741	2,421	2,518

Income (loss) before taxes and non-controlling interests	835	399	(672)
Income taxes and non-controlling interests	151	26	(530)

Net income (loss)	$684	$373	$(142)

Efficiency ratio	77.8%	69.7%	86.6%
Efficiency ratio (TEB)(1)(2)	74.7%	67.2%	83.5%
ROE(1)(2)	27.1%	9.1%	(5.4)%
Economic profit (loss)(1)(2)	$374	$(71)	$(598)

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see Note 26 to the consolidated financial statements.

Financial overview

CIBC World Markets benefited from a stronger global economy in 2004. Improved credit markets resulted in a recovery of credit losses, while improved market conditions and liquidity in merchant banking resulted in higher gains on sales of investments net of write-downs. U.S. dollar denominated revenue and non-interest expenses were lower due to a weaker U.S. dollar.

     Net income was up $311 million from 2003. Current year results included a $300 million ($194 million after-tax) provision in respect of Enron-related litigation matters. Revenue was comparable to the prior year. The recovery of credit losses compared favourably with the provision for credit losses in 2003, reflecting an improved credit environment and our lower credit risk profile. Non-interest expenses were up $320 million, primarily due to the provision noted above. The combination of these factors resulted in a significantly higher ROE(1)(2) of 27.1%, compared with 9.1% in 2003.

Revenue

Capital markets revenue was down $81 million from 2003, primarily due to lower revenue in our U.S. equity structured products business where certain arbitrage strategies were exited. Revenue was also affected by weaker U.S. equity market conditions.

     Investment banking and credit products revenue was down $186 million from 2003, primarily due to lower interest income resulting from reductions in our corporate loan portfolio, the exit of our international asset securitization activities, a continuing decline in our structured leasing activities, lower translated value of U.S. dollar denominated revenue, higher charges associated with our corporate loan hedging programs, and the transfer of various client

Total revenue ($ millions)	Non-interest expenses ($ millions)	Net income (loss) ($ millions)

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

activities to commercial banking. These decreases were partially offset by higher gains in loans held for sale as loans were sold into an improved credit environment, lower write-downs to our collateralized debt obligation portfolio and high-yield portfolios, higher gains on sale of high-yield investments, and growth in our U.S. real estate finance business.

     Merchant banking revenue was up $398 million from 2003, primarily due to the combined effect of significantly higher gains and lower write-downs in an improved market environment.

     Commercial banking revenue was up $16 million from 2003, primarily due to the transfer of various client activities from investment banking and credit products.

     Other revenue was down $81 million from 2003, which included higher treasury revenue allocations.

Provision for credit losses

Provision for credit losses was down $708 million from 2003, which included $228 million in losses on loans held for sale. Recoveries of $101 million and lower levels of new provisions were primarily due to the combination of favourable market conditions and our ongoing commitment to reduce risk.

Non-interest expenses

Non-interest expenses were up $320 million from 2003, mainly due to the $300 million provision in respect of Enron-related litigation matters, costs related to relocating to our new premises in New York, higher corporate support costs, the $25 million provision related to matters involving our dealings with certain hedge funds in the U.S., and higher legal fees. The above increases were partially offset by the impact of the lower translated value of U.S. dollar denominated expenses. The prior year included a $109 million provision for CIBC’s Enron settlement with the SEC, which was paid in 2004.

     The regular workforce headcount totalled 2,366 at year-end, consistent with 2003.

Income taxes

CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction. Current year income taxes benefited from a $31 million recovery related to the resolution of various income tax audits.

Average assets

Average assets were $99.2 billion, down $8.5 billion from 2003, primarily due to lower loan balances resulting from our commitment to reduce corporate lending assets.

Outlook

During 2005, equity new issue activity is projected to be lower than 2004, when we experienced record levels in Canada and improved U.S. results. We expect fewer Canadian Income Trust new issues in a rising interest rate environment. We are positioned to participate in the U.S. Income Deposit Securities market as opportunities arise. On the mergers and acquisitions front, our current pipeline is encouraging. Stronger markets, increased liquidity and reduced investment levels are expected to result in continued merchant banking gains. In addition, hedged gains related to our investment in Global Payments Inc. will be realized before the end of 2007. Although the provision for credit losses will be higher in 2005 (lower levels of credit recoveries are anticipated), we will continue to closely monitor credit risk in order to minimize future credit losses.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

CORPORATE AND OTHER

Corporate and Other comprises the five functional groups —Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management (TBRM) —that support CIBC’s business lines, as well as Juniper Financial Corp., CIBC Mellon joint ventures, Oppenheimer Holdings Inc. (formerly Fahnestock Viner Holdings Inc.) debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.

     TBRM generates revenue from funding, hedging and interest-earning activities that is generally allocated to the business lines; the amount not allocated remains in Corporate and Other.

Results

RESULTS — CORPORATE AND OTHER

$ millions, for the years ended October 31	2004	2003	2002
Total revenue	$612	$605	$304
(Recovery of) provision for credit losses	(57)	(135)	8
Non-interest expenses	671	641	965

(Loss) income before taxes and non-controlling interests	(2)	99	(669)
Income taxes and non-controlling interests	(72)	(362)	(194)

Net income (loss)	$70	$461	$(475)

Financial overview

Net income was down $391 million from 2003.

     Revenue was up $7 million from 2003, primarily due to higher unallocated treasury revenue, substantially offset by reduced revenue from the winding down of the U.S. electronic banking operations, higher interest on overpayment of income taxes in 2003, and lower hedge revenue on stock appreciation rights (SARs). In January 2003, we entered into economic hedges that reduce the impact of the volatility of SARs.

     Recovery of credit losses was down $78 million from 2003 due to a lower reversal of the general allowance for credit losses of $75 million, compared to $150 million in the prior year. The reversal was primarily due to a combination of favourable market conditions and our ongoing commitment to reduce risk.

     Non-interest expenses were up $30 million from 2003, primarily due to increased spending on infrastructure projects, including those related to governance, and higher pension expense, partially offset by reduced expenses from the winding down of the U.S. electronic banking operations and lower costs related to SARs.

     Income taxes and non-controlling interests were a net recovery of $72 million, $290 million lower than in 2003, which included a $689 million recovery on overpayment of income taxes, partially offset by a $232 million valuation allowance related to the U.S. future income tax asset. The current year included a $54 million income tax recovery related to the resolution of various income tax audits and a $45 million tax recovery related to an increase in our future income tax asset as a result of the cancellation of planned Ontario tax rate reductions.

     The regular workforce headcount totalled 10,746 at year-end, up 544 from 2003, primarily due to the centralization of certain back-office functions and increased governance activities.

Outlook

The previously announced sale of Juniper to Barclays Bank PLC closed on December 1, 2004, resulting in a gain of approximately $116 million ($66 million after-tax). Spending on infrastructure projects, including those related to governance is expected to continue in 2005.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

REVIEW OF 2003 FINANCIAL PERFORMANCE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the years ended October 31		Markets	Management	Markets	and Other	Total
2003	Net interest income	$3,938	$582	$834	$276	$5,630
	Non-interest income	1,660	1,524	2,429	333	5,946
	Intersegment revenue	(631)	425	210	(4)	—

	Total revenue	4,967	2,531	3,473	605	11,576
	Provision for (recovery of) credit losses	607	18	653	(135)	1,143
	Non-interest expenses	3,100	1,966	2,421	641	8,128

	Income before taxes and non-controlling interests	1,260	547	399	99	2,305
	Income taxes and non-controlling interests	397	181	26	(362)	242

	Net income	$863	$366	$373	$461	$2,063

2002	Net interest income	$3,917	$622	$743	$218	$5,500
	Non-interest income	1,691	1,810	1,950	90	5,541
	Intersegment revenue	(633)	422	215	(4)	—

	Total revenue	4,975	2,854	2,908	304	11,041
	Provision for credit losses	419	11	1,062	8	1,500
	Non-interest expenses	3,076	2,570	2,518	965	9,129

	Income (loss) before taxes and non-controlling interests	1,480	273	(672)	(669)	412
	Income taxes and non-controlling interests	407	76	(530)	(194)	(241)

	Net income (loss)	$1,073	$197	$(142)	$(475)	$653

The following discussion provides a comparison of our results of operations for the years ended October 31, 2003 and 2002.

Overview

Net income was up $1,410 million from 2002, primarily due to a recovery and interest on overpayment of income taxes and reversal of a portion of the general allowance for credit losses, partially offset by a valuation allowance related to the U.S. future income tax asset, losses on loans held for sale and the write-down related to the Air Canada contract. Net income for 2002 was negatively affected by a restructuring charge, high provisions for credit losses, Merrill Lynch integration costs, and write-downs to merchant banking investments and other portfolios.

     Diluted EPS and ROE were $5.18 and 19.2%, respectively, compared with $1.35 and 5.1% for 2002.

Net interest income

Net interest income was up $130 million from 2002, primarily due to volume growth and improved spreads in personal banking, President’s Choice Financial and mortgages, higher volumes in cards and small business banking, and interest on overpayment of income taxes. These increases were partially offset by lower West Indies revenue as a result of the change to equity accounting, following the West Indies combination in October 2002, and lower trading revenue.

Non-interest income

Non-interest income was up $405 million from 2002, primarily due to higher trading revenue, lower merchant banking and other write-downs, partially offset by the net impact of the Oppenheimer sale in January 2003. The prior year also included a $190 million gain relating to the West Indies combination.

Provision for credit losses

Provision for credit losses was down $357 million from 2002, primarily due to the reversal of a portion of the general allowance and higher provisions made in 2002 as a result of a combination of deteriorating market conditions and specific provisions relating to Enron Corp., Global Crossing Ltd. and Teleglobe Inc., partially offset by a provision for credit losses of $228 million in 2003 related to loans held for sale.

Non-interest expenses

Non-interest expenses were down $1,001 million from 2002, primarily due to a restructuring charge of $514 million in 2002, as well as the combined effects of the winding down of the U.S. electronic banking operations, the Oppenheimer sale, the West Indies combination and lower Merrill Lynch integration costs. This was partially offset by the $128 million write-down related to the Air Canada contract, and a $109 million provision for CIBC’s Enron settlement with the SEC.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Income taxes and non-controlling interests

Income taxes and non-controlling interests were up $483 million, primarily due to higher earnings, partially offset by a $689 million income tax recovery relating to a settlement agreement with the CRA, net of a $232 million income tax expense for a valuation allowance related to the future income tax asset from the U.S. operations.

CIBC Retail Markets

Net income was down $210 million from 2002. Revenue was down $8 million from 2002, which included the $190 million gain on the West Indies combination, primarily due to $199 million lower revenue as a result of the change to equity accounting following the West Indies combination, and lower treasury revenue allocations of $56 million. These decreases were substantially offset by volume growth, higher fee income and improved spreads. Provision for credit losses was up $188 million from 2002, mainly due to volume growth, higher loss ratios in cards and personal and small business portfolios, and higher agricultural losses. Non-interest expenses were up $24 million from 2002, primarily due to the $128 million write-down related to the Air Canada contract, severance and higher technology costs, partially offset by a $162 million decrease in West Indies expenses as a result of the change to equity accounting, lower project spending, and a $66 million restructuring charge in 2002.

CIBC Wealth Management

Net income was up $169 million from 2002. Revenue was down $323 million from 2002, primarily due to the loss of ongoing revenue, partially offset by the pre-tax gain of $58 million on the Oppenheimer sale and the additional revenue related to the acquisition of the Merrill Lynch retail brokerage and asset management businesses. Non-interest expenses were down $604 million from 2002, primarily due to lower expenses resulting from the Oppenheimer sale and cost-containment activities, partially offset by additional expenses related to the acquisition of the Merrill Lynch businesses.

CIBC World Markets

Net income was up $515 million from 2002. Revenue was up $565 million from 2002 due to lower write-downs to the collateralized debt obligation and high-yield portfolios, stronger performance across a number of business lines including equity structured products (especially in the U.S.), fixed income, Canadian equity agency (with a record year for new issue revenue), and U.S. origination, and higher treasury revenue allocations. These increases were partially offset by the impact of lower merchant banking gains net of write-downs. Provision for credit losses was down $409 million from 2002, which included higher provisions related to Enron Corp., Global Crossing Ltd. and Teleglobe Inc., and the impact of poor market conditions throughout the year. These reductions were partially offset by losses on loans held for sale in 2003. Non-interest expenses were down $97 million from 2002, primarily due to cost savings associated with staff reduction programs, the transfer of Juniper to Corporate and Other, and lower severance and restructuring costs, partially offset by higher revenue-related compensation and increased costs resulting from the regulatory and legal environment in the U.S. Results in 2003 included a $109 million provision for CIBC’s Enron settlement with the SEC, which was paid in 2004.

Corporate and Other

Net income was up $936 million from 2002, primarily due to the recovery and interest on overpayment of income taxes, lower losses relating to the U.S. electronic banking operations and the reversal of a portion of the general allowance for credit losses. The prior year included a restructuring charge and the write-down of a preferred share investment, partially offset by a valuation allowance related to the U.S. future income tax asset.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

FUNCTIONAL GROUPS	OUR PRIORITIES
Administration
The Administration group establishes and monitors processes to facilitate the operations of CIBC and its businesses in an integrated, controlled and efficient manner. An important part of the mandate of the group, comprising communications and public affairs, human resources, corporate real estate, corporate secretary, legal, compliance, consulting services, controls, internal audit and corporate security, is to provide leadership on governance and control issues. During 2004, the group led and participated in many governance and control initiatives. These included the implementation and testing of a broad control framework, the re-engineering of our compliance function, implementation of a comprehensive reputation and legal risk policy, and improved Board and senior management reporting. We continued to invest in our employees by expanding e-learning capabilities, leading employment equity strategies, strengthening career and talent management processes, and launching executive leadership programs.
• Lead governance and controls programs across CIBC to achieve industry-leading performance standards

• Lead initiatives to embed CIBC’s Vision, Mission and Values

• Improve productivity of Administration group services

• Lead and support initiatives to enhance CIBC’s reputation as one of Canada’s leading corporate citizens

Corporate Development
Corporate Development is a key participant in creating long-term value by fostering an owner-manager mindset and directing CIBC’s strategic planning processes. The group works to maximize the value of CIBC’s portfolio of businesses through the identification, assessment and execution of transactions, including acquisitions, divestitures and other alliances. During 2004, Corporate Development was integral in the sale of Juniper Financial Corp. and EDULINX Canada Corporation (both closing after year-end), as well as the disposition of a portion of CIBC’s interest in Global Payments Inc. We continued to partner with CIBC’s business lines to identify opportunities for their growth, and to increase the value of existing businesses by divesting parts or acquiring new contracts or assets. Corporate Development also manages CIBC’s strategic relationship with FirstCaribbean International Bank (FCIB) and the CIBC Mellon joint ventures in order to maximize their contribution to shareholders.
• Continue to team with CIBC’s strategic business lines to further enhance the value of CIBC’s portfolio of businesses

• Develop options and opportunities for future acquisitions and joint ventures

• Continue to oversee CIBC’s relationship with FCIB and CIBC Mellon

• Drive rigorous, robust and constructive strategic planning and transaction execution at CIBC

Finance
The Finance group provides financial services to CIBC’s businesses through effective governance and decision-support processes. These services include financial, management and regulatory reporting, maintenance of accurate, complete and timely accounting records, independent financial analysis, performance measurement and planning, tax planning and compliance, liaison with CIBC’s investors, as well as independent oversight and reporting to CIBC’s senior management and Board on compliance with statutory tax and accounting requirements. In addition, Finance provides financial advice regarding CIBC’s business opportunities and transactions. During the year, Finance continued to focus on enhancing control processes to meet increasing governance requirements. In particular, Finance led CIBC’s extensive efforts to meet the Sarbanes-Oxley Act section 404 requirements to demonstrate that internal control over financial reporting is effective, one year in advance of that required by legislation.
• Continue to improve and strengthen financial control systems and processes

• Develop and lead initiatives across CIBC to achieve long-term cost efficiencies

• Continue to enhance the level and quality of disclosure to investors

• Enhanced training and development program for Finance professionals

Technology and Operations (T&O)
T&O provides the systems and operational services that support CIBC’s businesses. During 2004, T&O continued to deliver on its three-year strategic plan to provide better service at lower cost. In addition to delivering major technology projects that contributed to the growth of CIBC’s core businesses, T&O made significant progress in the consolidation and integration of technology platform and telecommunications infrastructure and continued the fundamental re-engineering of back office processes and controls to improve service, increase efficiency and strengthen controls. T&O was also instrumental in meeting the regulatory and compliance requirements that were a priority for CIBC in 2004. As part of CIBC’s commitment to provide quality service, T&O developed internal client and employee promises and metrics for delivery.
• Continue to build a strong client service and continuous improvement culture

• Continue to deliver on the long-term program to simplify and rationalize technology infrastructure and re-engineer operations processes and service delivery to achieve savings, enhanced service and heightened controls

• Maintain a focus on people through the further delivery of enhanced recognition, learning, communications and career development programs

Treasury, Balance Sheet and Risk Management (TBRM)
TBRM’s management of risk and balance sheet resources continues to be a fundamental element of CIBC’s strategy in building a foundation for sustainable growth. These resources are allocated to higher-return and/or strategic activities to support CIBC’s objectives based on a continuous, disciplined review of business line performance and potential. In 2004, TBRM and CIBC World Markets partnered to reduce exposure to corporate loans and merchant banking investments as CIBC reached its target of reducing exposure to these asset classes by one-third. Key to CIBC’s ongoing strength is its capital position that is as strong as it has ever been. Market risk exposures were maintained at low levels. Liquidity and related resources and risks are measured, monitored and controlled by TBRM. All CIBC employees manage operational (including reputation and legal) risk while TBRM is responsible for measurement, monitoring and control. TBRM and T&O are co-leading CIBC’s Basel II Capital Accord Program efforts.
• Manage and re-allocate balance sheet and risk resources to higher return and/or strategic growth activities to support CIBC’s objectives

• Maintain a target Tier 1 capital ratio of not less than 8.5% and a total capital ratio of not less than 11.5%

• Ongoing measurement, monitoring and control of credit, market, liquidity and operational (including reputation and legal) risks and balance sheet resources

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Management of Risk

OVERVIEW

This section provides details on how we manage risks and capital resources, as well as our efforts to comply with the Basel II Capital Accord. We manage risk and related balance sheet (including capital) resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards that support active and effective management of our risk and balance sheet resources. Our risk management structure is presented in the diagram below. During 2004, all risk management policies were approved or renewed by the applicable Board and management committees. Further details on the Board and management committees, as applicable to the management of risk, are provided in the Governance section.

     Treasury, Balance Sheet and Risk Management (TBRM), led by the Vice Chair and Chief Risk Officer, facilitates the management of risk and balance sheet resources, and comprises:

•	Treasury — provides organization-wide funding and asset/liability, liquidity, cash and collateral management; ensures that we are strongly and effectively capitalized; and manages capital in our subsidiaries, affiliates and legal entities;

•	Credit and Investment Portfolio Management — applies market-based techniques and models to the management of balance sheet resources attributed to corporate and commercial loans and merchant banking investments;

•	Balance Sheet Measurement, Monitoring and Control — oversees the balance sheet resource allocation process; is responsible for the consolidation of economic capital and other elements of the balance sheet and their related parameters and methodologies, and is responsible for independently vetting all models; and

•	Other independent risk management services and functions —adjudicate, measure, monitor and control our global credit, market, liquidity and operational (including reputation and legal) risks.

TBRM along with Technology and Operations, is co-leading our efforts to comply with the requirements of the Basel II Capital Accord. For additional details, see the Basel II Capital Accord section.

Numbers quoted in this section are as of October 31, 2004, unless otherwise stated.

Risk Management Structure

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

MANAGEMENT OF CREDIT RISK

Credit risk primarily arises from our direct lending activities, and, to a lesser extent, from our trading, investment and funding operations. Credit risk is defined as the risk of loss due to borrower or counter-party default.

Infrastructure

The Capital and Risk Committee (CRC) is responsible for reviewing our key credit risk management policies. These policies are approved by the Risk Management Committee (RMC) annually. The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with these policies.

     Senior management reports regularly, but not less than quarterly, to the RMC on material credit risk matters, including individual credit transactions, compliance with policies, portfolio trends, impaired loans and credit loss provisioning levels. In addition, we review impaired loan balances, and allowances and credit loss provisioning levels with the Audit Committee on a quarterly basis.

Policies, procedures and standards

Our credit risk policies, procedures and standards outline the credit risk appetite, as well as the detailed parameters under which credit risk is to be controlled. Policies establish the basis for how credit is granted, measured, aggregated, monitored and reported. In this regard, we have policies for the control of credit risk within both the consumer loan portfolio and the business and government loan portfolio, including all hedging-related activities.

     Environmental risk is fully integrated into the overall credit assessment process, with credit policies, guidelines and environmental risk management standards in place covering lending to small and medium-sized businesses and the large corporate sector.

Measurement, monitoring and control

The day-to-day responsibility for measuring and monitoring credit risk is delegated to TBRM. This is accomplished through the establishment of lending policies; the approval of all models used for risk rating and credit scoring of individual loans; the exercising of approval authority for credit transactions; the monitoring of exposures against policies and limits; and the rigorous management of past due, high-risk and impaired loans by specialized groups.

     TBRM also uses market-based techniques in the management of the credit risk component of economic capital. It applies enhanced credit models to the analysis of the large corporate credit portfolio. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. By the same means, selected credit exposures are added to the portfolio to enhance diversification and increase returns.

Consumer loans

Consumer loans, which comprise residential mortgages, credit cards and personal loans, including student loans, are managed through statistical techniques, such as credit scoring and computer-based loan models. These techniques are well suited to the identification and management of risk for portfolios that consist of a large number of relatively small dollar-sized transactions. Our consumer loan portfolio is well diversified to ensure that concentrations by client and product type are within prudent and acceptable limits.

     Consumer credit risk is managed by Retail Risk Management (RRM), a function within TBRM. Its mandate is to provide independent, organization-wide oversight of the management of credit risk in our retail portfolio. RRM has the responsibility for developing risk tolerance recommendations for senior management and Board approval, and for establishing policies, practices and control mechanisms that ensure the portfolio performs within approved limits. RRM meets with the Senior Executive Team (SET) weekly to report on and review current retail credit risk matters. Senior management and the SET also receive monthly portfolio reviews that outline the health of the retail portfolio. RRM reports to the RMC quarterly to ensure proper oversight and approval from the Board on all risk policies, actions and systems.

     Consumer loans constitute 75.0% of our net loan portfolio, including acceptances. These loans represent millions of borrowers with relatively small individual loan balances. Residential mortgages, which constitute 68.0% of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with our managed growth strategy for this business, residential mortgages increased by $2.6 billion from the prior year on a balance sheet basis, and by $7.3 billion or 9.5% on a managed basis. Our consumer loan growth strategy also resulted in an increase of 16.9% in the personal loan portfolio (excluding student loans) and 3.2% in the managed credit card portfolio. On a balance sheet basis, the credit card portfolio decreased by 8.2% due to the securitization of $1.4 billion of credit card assets during the year. The discontinued student loan portfolio continued to decrease in 2004 and is down 19.7% from the prior year.

Business and government loans

Within the business and government loan portfolio, qualified lenders undertake a detailed assessment of credit transactions and assign internal risk ratings according to an approved methodology. All business and government loans have ratings appropriate for their businesses, which reflect probability of default of the counterparty and/or loss given default and/or probability of loss of the credit facility.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     The internal risk ratings standardize the quantification of risk across portfolios, assist in monitoring the portfolio and are key inputs used in our economic models for the attribution of the credit risk component of economic capital. The risk ratings also affect the level of seniority of approval required.

     The approval process is highly centralized, with all significant credit requests submitted to a credit risk management unit of TBRM that is independent of the origination businesses. Approval authorities are well defined and are a function of the risk rating and amount of credit requested. In certain cases, credits must be referred to a credit committee or to the Board for approval.

     Individual credit exposures are monitored on an ongoing basis with a full risk assessment documented not less than annually. Higher-risk accounts are subject to close monitoring and are reviewed not less than quarterly. In addition, a specialized loan workout group handles the management of the highest risk accrual and non-accrual loans to minimize loss.

     We diversify the business and government loan portfolio by establishing and continually monitoring exposures against concentration limits established for individual borrowers or group of related borrowers, industry sectors, geographic regions and selected products and/or types of lending.

     Business and government loans (including acceptances) constitute 25.0% of our total credit portfolio and are 4.2% lower than last year. This is consistent with our strategy to aggressively manage balance sheet resources. In addition, over the year, we have aggressively managed our exposure to any single name/group of related borrowers’ concentrations by adhering to strict underwriting standards, loan sales and hedging activities.

     The portfolio is diversified by industry, with the largest industry group, non-residential mortgages, constituting 13.9% of total business and government loans (including acceptances).

     Geographically, 90.3% of the business and government loan portfolio is in North America, with the remaining balance predominantly in the United Kingdom and Western Europe. Exposures in Asia Pacific, Eastern Europe, Latin America and the Middle East, and elsewhere are limited. Country risk is the risk of doing business in or with the country and reflects economic, political, social, institutional and other risks. Country risk ratings assigned to individual countries are reviewed annually. We actively manage country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk including its subcomponents, such as bank deposits and trade finance.

     The majority of our credit risk exposure relates to the loan and acceptances portfolio. However, we also engage in activities that expose us to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments, as explained in Notes 22, 24 and 25 to the consolidated financial statements. We manage these exposures through the credit risk management framework, as described above.

Loans held for sale

During the year, we sold loans held for sale amounting to $1.3 billion (2003: $493 million), with total authorizations of $2.0 billion (2003: $925 million) for a gain of $142 million (2003: $22 million), which was included in other non-interest income. As at October 31, 2004, the net amount of loans held for sale was nil (2003: $1.3 billion), with total authorizations of $17 million (2003: $1.9 billion).

Credit derivatives

We are active in the credit derivatives market, both as a market maker facilitating the credit hedging needs of our clients and as a principal when managing our own credit portfolios. We are an active user of single-name credit derivatives in addition to synthetic collateralized loan obligations (CLOs) to reduce credit risk as part of managing our overall credit portfolio. Credit derivatives are used to mitigate industry sector concentrations and single-name exposure, or as part of portfolio diversification techniques.

Business and government loans (including acceptances) by industry group(1)

(1)	Industry classifications provided have been summarized. For further details, see the Supplementary annual financial information.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

     The largest sector concentrations hedged through these programs were oil and gas ($1.6 billion) in the resource-based industries group, financial intermediaries ($1.1 billion) and utilities ($517 million). The notional amount outstanding relating to credit protection purchased (including synthetic CLOs) was $5.6 billion, as at October 31, 2004, including credit derivatives of $3.3 billion.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives market making, and portfolio management activities. We measure and manage the credit exposure on our derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of potential future exposure for each transaction. This is based upon statistically driven simulation approaches and takes into account any legally enforceable risk-mitigating techniques for each obligor, such as netting and margin arrangements. Under such an agreement, we obtain collateral from, and/or pledge collateral to, our counterparties, consisting primarily of cash or marketable securities that are revalued on a regular basis.

     Our derivative credit exposure represents a variety of product types. Investment grade counterparties account for 91.1% of our derivative credit exposure. We actively measure and monitor our credit exposure arising from our derivative activities.

Impaired loans

While we impose a disciplined approach to risk by continuously monitoring all credit exposures, we also aggressively manage all impaired accounts.

     During the year, $1.9 billion of loans were newly classified as impaired, down $271 million from 2003. Overall, new Canadian classifications increased by $78 million, while new foreign classifications decreased by $349 million, of which $136 million were related to classifications in the U.S.

     Reductions in gross impaired loans through remediation, repayment or sale were $1.2 billion, down $551 million from 2003. The decrease included $608 million related to business and government loans, partially offset by a $57 million increase in consumer loans. For the year, write-offs totalled $960 million, down $352 million from the prior year. Business and government loan write-offs accounted for $410 million of this decrease, while consumer loan write-offs increased by $58 million.

CHANGES IN NET IMPAIRED LOANS(1)

	Business and			Business and			Business and
	government	Consumer	2004	government	Consumer	2003	government	Consumer	2002
$ millions, as at or for the years ended October 31	loans	loans(2)	Total	loans	loans(2)	Total	loans	loans(2)	Total
Gross impaired loans
Balance at beginning of year	$975	$401	$1,376	$1,864	$411	$2,275	$1,197	$505	$1,702
New additions	717	1,224	1,941	1,098	1,114	2,212	2,354	1,008	3,362
Returned to performing status, repaid or sold	(763)	(485)	(1,248)	(1,371)	(428)	(1,799)	(583)	(501)	(1,084)

Gross impaired loans prior to write-offs	929	1,140	2,069	1,591	1,097	2,688	2,968	1,012	3,980
Write-offs	(206)	(754)	(960)	(616)	(696)	(1,312)	(1,104)	(601)	(1,705)

Balance at end of year	$723	$386	$1,109	$975	$401	$1,376	$1,864	$411	$2,275

Specific allowance
Balance at beginning of year	$437	$418	$855	$595	$443	$1,038	$519	$525	$1,044
Write-offs	(206)	(754)	(960)	(616)	(696)	(1,312)	(1,104)	(601)	(1,705)
Provisions	86	617	703	741	552	1,293	1,097	403	1,500
Transfer to loans held for sale	—	—	—	(292)	—	(292)	—	—	—
Recoveries	109	106	215	74	108	182	92	125	217
Foreign exchange and other adjustments	(12)	—	(12)	(65)	11	(54)	(9)	(9)	(18)

Balance at end of year(3)	$414	$387	$801	$437	$418	$855	$595	$443	$1,038

Net impaired loans
Balance at beginning of year	$538	$(17)	$521	$1,269	$(32)	$1,237	$678	$(20)	$658
Net change in gross impaired	(252)	(15)	(267)	(889)	(10)	(899)	667	(94)	573
Net change in allowance	23	31	54	158	25	183	(76)	82	6

Balance at end of year(3)	$309	$(1)	$308	$538	$(17)	$521	$1,269	$(32)	$1,237

Gross impaired loans less specific allowance as a percentage of related assets(4)			0.19%			0.33%			0.77%

(1)	Impaired loans include loans held for sale of nil (2003: $58 million; 2002: nil), loan substitute securities of $1 million (2003: $30 million; 2002: $30 million) and allowances for credit losses of $1 million (2003: $3 million; 2002: nil) relating to loan substitute securities.

(2)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(3)	Balance excludes allowances on letters of credit totalling $2 million (2003: $1 million; 2002: $1 million).

(4)	The related assets include loans, securities borrowed or purchased under resale agreements, acceptances, loan substitute securities, and loans held for sale.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Allowance for credit losses

The total allowance for credit losses consists of specific and general allowance components carried on the balance sheet.

     Specific allowances are typically recorded only when loans are identified as impaired. For business and government loans, specific allowances are established through ongoing assessments of the portfolio on an account-by-account basis when impaired loans are identified. Specific allowances for consumer loans are determined by reference to historical ratios of write-offs to balances in arrears.

     The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified. The credit portfolios to which the general allowance applies include business loans and acceptances, off-balance sheet credit instruments, such as credit commitments and letters of credit, and consumer loans. The general allowance does not apply to loans or credit facilities that are impaired, as appropriate specific provisions are taken on these.

     The methodology for determining the appropriate level of the general allowance reflects a number of factors, including the portfolios’ size, expected loss rates associated with different credit portfolios, the relative risk profiles of the portfolios, estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that drive the general allowance calculation are reviewed and updated quarterly, based on our experience and that of the market in general. Senior management reviews the resulting general allowance calculation on a quarterly basis.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience in the market over time. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical flow and loss rates.

     As at October 31, 2004, the specific allowance for credit losses was $803 million, down $53 million from 2003. The change was the result of a decrease of $31 million in respect of the consumer loan portfolio, and a decrease of $22 million in respect of the business and government loan portfolio.

     Our total allowance for credit losses as at October 31, 2004, including the general allowance, of $1,828 million was viewed as appropriate in light of the composition of the credit portfolio, as well as continued positive economic performance in our major lending markets.

     While we believe that the allowance for credit losses is appropriate as at October 31, 2004, future additions to or drawdowns from the allowance will be subject to continuing evaluation of risks in the loan portfolio and changing economic conditions.

Provision for (recovery of) credit losses

PROVISION FOR (RECOVERY OF) CREDIT LOSSES

$ millions, for the years ended October 31	2004	2003	2002
Canada
Residential mortgages	$2	$3	$3
Student	(37)	—	—
Personal	265	170	108
Credit card	370	366	271

Total consumer loans	600	539	382

Non-residential mortgages	(4)	2	4
Financial institutions	3	1	(3)
Service and retail industries	45	97	37
Manufacturing, consumer and capital goods	31	28	25
Real estate and construction	(11)	(1)	(29)
Agriculture	63	35	13
Resource-based industries	(2)	4	1
Telecommunications, media and technology	5	(10)	76
Transportation	—	17	3
Utilities	(1)	8	11
Other	2	6	1

Total business and government loans	131	187	139

	731	726	521

United States
Total consumer loans	17	13	18
Financial institutions	(1)	7	(2)
Service and retail industries	(5)	37	12
Manufacturing, consumer and capital goods	(16)	36	18
Real estate and construction	(5)	(1)	38
Resource-based industries	(29)	18	292
Telecommunications, media and technology	(26)	20	381
Transportation	2	7	27
Utilities	—	12	70

	(63)	149	854

Other countries
Total consumer loans	—	—	3
Financial institutions	54	(1)	(2)
Service and retail industries	(7)	117	(1)
Real estate and construction	(3)	(3)	(4)
Agriculture	—	—	(1)
Resource-based industries	(9)	6	18
Telecommunications, media and technology	1	30	108
Utilities	(1)	41	4

	35	190	125
Loans held for sale portfolio	—	228	—

Credit losses charged to income
Specific provision	703	1,293	1,500
General provision	(75)	(150)	—

Total credit losses charged to the consolidated statements of income	$628	$1,143	$1,500

As a percentage of total net loans and acceptances	0.44%	0.82%	1.04%

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers appropriate to cover all probable credit-related losses in the portfolio, giving due regard to existing economic conditions and credit protection purchased.

     Provision for credit losses charged to income in 2004 was $628 million, compared with $1.1 billion in 2003. Specific provision for credit losses in 2004 was $703 million, compared with $1.3 billion in 2003. The significant reduction in the specific provision for credit losses in 2004 was attributable to the business and government loan portfolio and reflects continuing reductions, substantial recoveries and improved credit quality. Specific provision for credit losses attributable to consumer loans in 2004 increased to $617 million due to continued portfolio growth and higher loss ratios in unsecured credit products.

     The general allowance was reduced in 2004 by $75 million, to $1,025 million, primarily due to reductions in the business and government loan portfolio.

MANAGEMENT OF MARKET RISK

Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Infrastructure

TBRM is responsible for managing market risk through an integrated internal control framework that encompasses policies, procedures and standards for measuring, monitoring and controlling market risk. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.

     Data from trading systems are consolidated in a central market risk management database. Centralized independent risk measurement and access to the database support the global management of market risk through integrated risk reporting and analysis, and limit monitoring. We generate a daily detailed risk report and limit-monitoring summary, based on the previous day’s trading. This report provides an organization-wide view of market risk and is integral to the review of risk exposure. Each day, all risk positions are monitored, and those that exceed authorized limits are promptly reported to senior management. Reports on overall compliance with risk limits are also made weekly.

Policies, procedures and standards

Market risk policies, procedures and standards are formally presented to, and approved by, RMC and CRC.

     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, and to the establishment of limits within which we manage our overall exposures. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.

     We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	Tier 1 limits are our overall market risk and worst-case scenario limits.

•	Tier 2 limits are designed to control the risk profile in each business.

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.

Tier 1 limits are established by the SET; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.

     Policies also outline requirements for yield curve and valuation model construction, and link to accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.

Measurement, monitoring and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. We use several different risk measures:

•	VaR, which enables the like-for-like comparison of risk in different businesses and asset classes.

•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.

•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.

Value-at-Risk

Our VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on historical data and recent market experience. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them,

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

updated on a regular basis. Aggregate VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange and commodity risks, along with the reduction due to the portfolio effect of combining the risks.

Stress testing and scenario analysis

Stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.

     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.

     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.

     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.

Backtesting

The process of backtesting is key to the sustained integrity of our risk models. For each of our trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that it remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.

Trading activities

We hold positions in traded financial instruments to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions with clients and from proprietary trading. Traded instruments include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products. Positions are recorded at fair value.

     The VaR by risk type table below shows the mix of market risks through 2004 by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spread arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian and U.S. markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices. During 2004, aggregate risk levels were generally lower than in 2003, with reductions in credit spread and equity risk, partially offset by increased interest rate risk. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk, consistent with our goal of low earnings volatility.

VaR BY RISK TYPE — TRADING PORTFOLIO

	2004				2003
$ millions, as at or for the years ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$6.0	$4.4	$8.8	$2.1	$2.5	$3.7	$8.1	$1.9
Credit spread risk	2.9	2.7	5.0	2.2	2.6	4.3	7.0	2.3
Equity risk	4.7	5.2	7.4	4.3	5.4	6.3	9.7	4.1
Foreign exchange risk	0.2	0.7	2.1	0.2	1.0	0.6	1.7	0.2
Commodity risk	2.0	1.5	3.2	0.8	0.8	1.3	2.7	0.7
Diversification effect(1)	(7.0)	(7.2)	NM(2)	NM(2)	(6.1)	(7.0)	NM(2)	NM(2)

Total risk	$8.8	$7.3	$10.5	$5.4	$6.2	$9.2	$16.4	$5.3

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Trading revenue in 2004 was $725 million and trading revenue (TEB)(1) was $863 million. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2004. Trading revenue (TEB)(1) was positive for 90% of the days in 2004, compared with 85% in 2003 and 74% in 2002. Trading losses did not exceed VaR for any day during the year. Average daily trading revenue (TEB)(1) was $3.5 million in 2004, compared with $3.7 million in 2003 and $2.5 million in 2002. The trading revenue (TEB)(1) and VaR backtesting graph below compares the 2004 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.

Frequency distribution of daily 2004 trading revenue (TEB)(1)

Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see Non-GAAP measures section. Trading revenue (TEB) charts exclude the impact of adjustments related solely to the internal reclassification of revenue.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Non-trading activities

Market risks also arise from our retail banking business, investment portfolios and other non-trading activities. We offer and originate a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from structural on-balance sheet assets and liabilities and from investments in foreign operations are also included in non-trading activities.

     The VaR by risk type table below shows the mix of non-trading risks by type and in aggregate (excluding the investment portfolio). These risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the different positions. During 2004, risk levels were generally lower than in 2003, with the reduction concentrated primarily in interest rate risk due to the change in assumptions outlined in the Interest rate risk section below, and consistent with our strategy of retaining limited directional exposure in the asset/liability gap.

VaR BY RISK TYPE — NON-TRADING PORTFOLIO

	2004				2003
$ millions, as at or for the years ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$38.9	$42.4	$60.9	$30.2	$43.0	$49.9	$64.4	$32.7
Interest rate risk (revised)(1)	22.3	21.8	31.5	14.1	—	—	—	—
Credit spread risk	0.8	2.0	3.4	0.8	3.3	4.0	6.9	2.6
Equity risk	0.5	2.2	8.5	0.5	2.4	2.9	5.7	1.5
Foreign exchange risk	1.2	0.7	4.2	0.2	0.7	1.8	5.2	0.7
Diversification effect(2)	(2.6)	(5.1)	NM(3)	NM(3)	(7.3)	(9.6)	NM(3)	NM(3)

Total risk	$38.8	$42.2	$60.9	$29.9	$42.1	$49.0	$63.7	$31.8
Total risk revised(1)	22.3	21.5	31.3	14.0	—	—	—	—

(1)	As referenced in the Interest rate risk section below; revised measures calculated from January 2004.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect. The portfoliio diversification effect when using the revised interest rate risk is $(2.5) million and $(5.2) million for year-end and average, respectively.

(3)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.

     Our total non-trading interest rate risk exposure, as at October 31, 2004, is included in Note 14 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing date or maturity date. In 2004, we updated this disclosure to include the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage our structural interest rate position. The effect of this change is shown separately in Note 14, and risk measures for 2004 are shown both with and without this revision. The interest rate position reported in Note 14 presents our risk exposure only at a point in time. Exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

     Given our consolidated maturity and repricing portfolio profile at October 31, 2004, as adjusted for estimated prepayments, an immediate 1% increase in interest rates across all maturities would increase net income after taxes by approximately $100 million over the next 12 months, and increase common shareholders’ equity as measured on a present value basis by approximately $220 million including structural assumptions noted above (decrease of approximately $194 million, excluding the impact of structural assumptions).

Credit spread risk

Non-trading credit spread risk arises primarily from portfolios of debt securities held for liquidity management purposes. Credit spread VaR is reported for marketable securities only, and excludes other non-trading credit-sensitive assets, such as loans.

Foreign exchange risk

Non-trading foreign exchange risk arises primarily from structural on-balance sheet assets and liabilities and from investments in foreign operations. Our approach to the structural foreign exchange position, and other non-trading foreign exchange risk, is designed to ensure this exposure is minimized.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Equity risk

Non-trading equity risk arises primarily from merchant banking activities, as well as from equity-linked retail products, including embedded optionality, and associated hedges. A variety of cash instruments and derivatives, including equity swaps, futures and options, are used to manage and control these exposures.

Investment portfolio

We have $1.9 billion in the active and strategic merchant banking portfolios. Merchant banking investments are subject to oversight by the Investment Committee, as described in the Governance section. The active portfolio consists of $1.7 billion of debt, equity and private equity fund investments. This portfolio was down 22.7% from the prior year due to a combination of write-downs and sales efforts to reduce exposures. The portfolio is diversified from an industry perspective with 13 principal industry groups.

Active merchant banking portfolio industry diversification(1)

(1)	The industry classifications represent those for debt and equity securities, including the underlying investees of the fund investments.

Non-exchange traded commodity derivatives

We control and manage our commodity derivatives risk through its VaR and stress testing methodologies as described earlier. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2004	Positive	Negative	Net
Maturity less than 1 year	$1,006	$(971)	$35
Maturity 1 — 3 years	711	(706)	5
Maturity 4 — 5 years	322	(364)	(42)
Maturity in excess of 5 years	324	(402)	(78)

Gross fair value of contracts	$2,363	$(2,443)	$(80)

During the year, we had exposure to energy and other commodity derivatives. Wherever possible, we independently verify the fair value of the positions using third-party pricing sources. In the event that these are not available, independently approved modelling techniques or other valuation methodologies are used. The table below summarizes the sources of the fair value of the commodity exposures.

SOURCES OF FAIR VALUE

	Gross fair value of contracts
	Maturity			Maturity in
	less than	Maturity	Maturity	excess of	2004	2003
$ millions, as at October 31	1 year	1 – 3 years	4 – 5 years	5 years	Total	Total
Sources of fair value
Quoted prices from external sources	$35	$5	$5	$(41)	$4	$(53)
Prices based upon models or other valuation methodologies	—	—	(47)	(37)	(84)	6

	$35	$5	$(42)	$(78)	$(80)	$(47)

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

MANAGEMENT OF OPERATIONAL RISK

Operational risk is the loss resulting from inadequate or failed processes or systems, human factors, or external events.

Infrastructure

Under our integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk, which is inherent in all of our activities. TBRM is responsible for measuring, monitoring and controlling operational risk on an organization-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies, procedures and standards that were affirmed by the RMC and the Operations and Administration Committee (OAC) during 2004.

     The OAC directs the management of operational risk and oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit and Risk Management Committees for maintaining a strong and disciplined internal control environment, which provides reasonable assurance of prudent operational risk management and an effective internal control structure.

     Our infrastructure groups support the businesses in this regard by maintaining a comprehensive self-assessment process that encompasses measuring, monitoring and controlling the effectiveness of controls. The results of this self-assessment are reported to the Board, the Audit Committee, the SET and the OAC. Our independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the OAC on the effectiveness of, and adherence to, internal control policies, procedures and standards.

Policies, procedures and standards

We have a comprehensive set of policies, procedures and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure across the organization. Operational risks driven by people and processes are mitigated through human resource policies and practices, and procedural controls, respectively. Operational risks driven by systems are managed through controls over systems development and change management. As a result, people, processes and systems are managed so that operational risk is controlled at acceptable levels, given our strategy and the environment in which we operate.

     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. In the event that an operational risk results in a loss, we seek to cover the loss through earnings, capital and, for certain types of losses, insurance. Furthermore, the risk of catastrophic loss is covered through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. We maintain a comprehensive corporate insurance program to protect our earnings from potential high-severity losses arising from criminal activity, property loss or damage, and liability exposures. We evaluate each type of coverage on the basis of a cost-benefit analysis. We also have a global business continuity plan in place to ensure that our key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major disaster affecting our operations. The business continuity plan is regularly updated and tested. Our insurance, business continuity management and other related programs are overseen by TBRM.

     Enhancing the management of reputation and legal risk continues to be a focus and is overseen by the Financial Transactions Oversight Committee, which was established in February 2004 in accordance with the commitments we made in our agreements with OSFI, the U.S. Department of Justice (DOJ), and the Federal Reserve Bank of New York. Work continues to ensure that policies and procedures that support reputation and legal risk management are sustainable.

     We have in place a corporate environmental management program to ensure responsible conduct towards the environment in all activities, and to safeguard the interests of the organization and its stakeholders from all forms of environmental risk.

Measurement, monitoring and control

We have developed and continue to enhance our operational risk measurement methodology with the objective of receiving regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Bank for International Settlements (BIS) Capital Accord proposals, effective November 1, 2007. This measurement methodology uses historical loss information, where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (or combined expected losses) are used to determine the operational risk component of economic capital that is attributed to all of our business lines and infrastructure groups. In line with BIS proposals, our operational risk measurement methodology attributes operational risk capital to expected losses arising from the following event types:

•	Legal liability (with respect to third parties, clients and employees)

•	Client restitution

•	Regulatory, compliance and taxation violations

•	Loss or damage to assets

•	Transaction processing errors, and

•	Theft, fraud and unauthorized activities

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

MANAGEMENT OF LIQUIDITY, OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CAPITAL RESOURCES

MANAGEMENT OF LIQUIDITY RISK

Liquidity risk arises from our general funding needs and in the management of our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable prices or selling assets on a forced basis.

     We manage liquidity risk according to policies that seek to maintain sufficient liquid financial resources to continually fund our balance sheet and meet all of our funding obligations in all market environments on an ongoing, daily basis and in the most cost-effective manner possible.

     Liquidity risk is actively managed with a view to exposure containment and mitigation.

Infrastructure

The Board establishes liquidity risk parameters that recognize the credit-sensitive nature of our business activities and that depositor confidence is critical. Global liquidity management within CIBC is the responsibility of TBRM. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.

     As we operate in a variety of jurisdictions and through various subsidiaries, the liquidity management framework is designed to ensure compliance with applicable regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.

Policies, procedures and standards

Our liquidity policies and standards are reviewed and approved annually by the RMC. Limits are established on net cash outflows in both Canadian dollars and foreign currencies, and minimum liquid asset inventories, and guidelines are set to ensure adequate diversification of funds. Policies, procedures and standards govern measurement requirements and define approved liquidity limits. The policy framework includes clearly defined change control processes for management information systems development and implementation, and TBRM participation in all new initiatives requiring funding. The RMC is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Measurement, monitoring and control

Liquidity measurement is integral to the containment of risk exposure through the use of a prudent distribution of liability maturities, to ensure manageable net cash outflows in any given time horizon. The measurement of our liquidity reflects our estimates and judgment pertaining to the behaviour of clients under certain market conditions.

     Our measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These measurement systems generate detailed liquidity reports, subject to independent monitoring and review.

     We maintain and periodically update a liquidity contingency plan for responding to stress events. While normal daily funding requirements are addressed by the liquidity risk management framework, stress event impacts are measured through scenario analyses, performed periodically on cash flow assumptions. Scenarios are designed to measure the potential impact of abnormal market conditions on the liquidity risk profile and further enhance insight into potential liquidity risk exposures.

Term funding sources and strategies

We are a major banking intermediary in Canada. A major intermediary provides the working capital needs of the economy and is a major participant in both the payment system and in the domestic capital markets.

     On a consolidated basis, we prudently manage our liquidity so that we are able to meet both short-term and long-term cash requirements. Ongoing funding for current operations is managed within a set of short-term net cash outflow limits and individual depositor concentration guidelines.

     Strategies include well-diversified sources of funding, an active program of wholesale funding term extension, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of higher-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower short-term wholesale funding needs.

     Planning for funding requirements under liquidity stress events includes liquidity stress modelling. By stressing our balance sheet under various liquidity event scenarios, we can plan responses that ensure the availability of sufficient funds without having to access wholesale markets for additional funding for a specified period.

     We obtain funding through wholesale and retail sources. Access to wholesale funding sources, and the cost of that funding, are dependent on various factors, including credit ratings. A reduction in these ratings could adversely affect the cost of funding or trigger increased collateral requirements for derivative transactions. Over the past year, our wholesale funding spreads have not materially changed and our credit ratings have remained constant.

     Consistent with liquidity risk mitigation strategies, we have continued to expand and diversify our funding sources by client, currency, type and geographic location. In particular, we have enhanced our term funding with a range of maturity profiles and funding

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

instruments. We use derivative instruments in the management of liquidity risk and funding to help achieve our desired interest rate risk profile.

     Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at October 31, 2004, Canadian dollar deposits from individuals totalled $72.0 billion.

     In addition to the issuance of unsecured wholesale debt, we have historically securitized various financial assets, including credit card receivables and guaranteed residential mortgages.

     We also address potential liquidity risk exposure through the maintenance of segregated term-funded pools of unencumbered high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash source. Liquid assets as at October 31, 2004, totalled $84.8 billion and included cash of $1.0 billion, securities of $54.4 billion, deposits with banks of $11.2 billion and $18.2 billion of securities borrowed or purchased under resale agreements.

     In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at October 31, 2004, totalled $22.5 billion. An organization-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets.

     Liquidity of our major subsidiaries is continually evaluated, factoring in foreign jurisdiction regulatory restrictions, and operational, tax, economic and other business impediments around movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity.”

     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are likely to materially change our current liquidity position.

OFF-BALANCE SHEET ARRANGEMENTS

We enter into several types of off-balance sheet arrangements in the normal course of our business. These off-balance sheet arrangements include VIEs, derivatives, credit-related arrangements and guarantees.

Variable interest entities

In June 2003, the CICA issued AcG-15, “Consolidation of Variable Interest Entities.” In August 2004, a revised guideline (AcG-15R) was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004.

     VIEs are used for securitizing our own assets or third-party assets. VIEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. In a securitization, an entity transfers assets to a VIE in exchange for cash. A VIE may also buy certain predefined assets for cash in the marketplace (where the seller may at times be CIBC). The VIE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. VIEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and have recourse to, the VIE assets, such as a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee facility. Accordingly, the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.

Securitization of our own assets

Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE should be consolidated into our financial statements. Where the criteria for allowing recognition of the securitization as a sale of assets and for non-consolidation for financial reporting purposes are met, we record the sale. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We periodically review the carrying value of these retained interests for impairment and when a decline in value is identified that is other-than-temporary, the affected carrying amount is written down to its fair value. We continue to service all securitized assets after transfer. As at October 31, 2004, the total amount of securitized assets outstanding, which we continue to service, was $15.1 billion and associated retained interests amounted to $412 million. During the year, we recorded $191 million in securitization revenue, which included $52 million from gains on sale of securitized assets. Expenses arising from securitizations are not significant.

Credit card receivables

Credit card receivables are securitized through trusts in Canada and the U.S., which are established to purchase the receivables with the proceeds of securities issued by the trust. We sell receivables to the trusts on a non-recourse basis but continue to maintain credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interests. In addition, we may hold subordinated notes issued by the trusts. These trusts meet the criteria for a Qualifying Special Purpose Entity pursuant to AcG-12, “Transfers of Receivables” and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating these trusts.

     In Canada, trusts are established to purchase credit card receivables from CIBC. We are one of several underwriters that distribute securities issued by the trusts. We may provide credit enhancement to the trust through over-collateralization and also arrange for a third party to provide credit enhancement to the trust through a letter of credit. In some instances, we may hold the subordinated notes issued by the trust. As at October 31, 2004, total assets in the trusts were $1.7 billion, all of which had been sold to investors via trust-issued securities, except for $92 million of subordinated notes which we hold. In addition, we retained seller interests in the trust in the form of interest-only strips, representing future excess spreads, that arose from the calculation of gain or loss at the time assets were sold to the trusts. In 2004, we sold $1.4 billion of credit card receivables through a securitization transaction to a trust. We received cash proceeds of $1.4 billion and retained the rights to future excess interest on the receivables with a carrying value of $8 million. In addition, we hold $92 million of subordinated notes in the trust. There was no significant gain or loss, net of transaction costs. In addition, we acted as the structurer and lead underwriter for the transaction and retained servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. During the year, we recorded $39 million in securitization revenue from the securitized Canadian credit card receivables.

     In the U.S., through our credit card subsidiary Juniper, we have sold credit card receivables through a bankruptcy remote corporation to a trust that is established to purchase the receivables via trust-issued securities. We have provided credit enhancement to the trust by retaining a subordinated interest in the trust, funding cash reserve accounts and subordinating our accrued interest receivable. Third-party underwriters sponsor facilities that purchase certificates from the trust. These purchased securities are combined with larger pools of third parties’ securitized assets from which securities are issued to investors. As at October 31, 2004, total assets in the trust were $1.4 billion, all of which had been sold to investors via trust-issued securities except for $30 million of subordinated interests in the trust which we hold. During the year, we securitized $159 million of U.S. credit card receivables and recorded $53 million in securitization revenue. As at October 31, 2004, retained interests amounted to $63 million in the form of subordinated interests, accrued interest receivables, cash reserve accounts and interest-only strips. We rely on securitizations to fund approximately 90% of our Juniper credit card business. On August 18, 2004, we announced the sale of Juniper to Barclays Bank PLC and the transaction closed on December 1, 2004. Upon closing, our arrangement and relationship with the securitization trust ceased.

Residential mortgage loans

We securitize certain fixed- and variable-rate residential mortgage loans through the creation of mortgage-backed securities. Substantially all of the securities are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation, to a trust that issues bond-like securities to investors. We maintain the client account relationships and continue to service the securitized loans. There are no expected credit losses on the securitized loans as they are guaranteed. We also enter into swap arrangements with the trust to exchange monthly cash flows from the securitized assets into non-amortizing bond cash flows with fixed interest payments and principal at maturity. Cash flows from the swap arrangements relating to principal repayments on the securitized assets are used to purchase replacement assets for the trust. During the year, we securitized $7.9 billion of guaranteed residential mortgage loans through the creation of mortgage-backed securities. We subsequently sold $7.3 billion, including replacement assets from the swap arrangements under the Canada Mortgage Bond Program, and recorded $96 million in securitization revenue, including gains on sale of $52 million. We retained no seller interest in the trust, except for the interest-only strips calculated at the time of securitization. During the year, we also recorded income of $29 million from the swap arrangements in other non-interest income. As at October 31, 2004, outstanding securitized residential mortgage loans were $11.8 billion and retained interests amounted to $231 million.

Other assets

We have also securitized commercial mortgage loans in prior years and retain some risk of loss from these securitizations to the extent of our retained interests. As at October 31, 2004, outstanding securitized commercial mortgage loans were $100 million and retained interests amounted to $11 million. During the year, we recorded $3 million in securitization revenue from the securitized commercial mortgage loans.

     For additional details of our securitization activities involving our own assets and the sensitivity analysis on the retained interests, see Note 6 to the consolidated financial statements.

Securitization of third-party assets

We administer several VIEs in Canada that purchase pools of third-party financial assets, such as CDOs, mortgages, trade receivables, loans and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issue of

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

commercial paper or other notes to investors. Third parties that transfer assets to the conduits may continue to service the assets, and may be exposed to credit losses realized on these assets, typically through over-collateralization of the conduits with the assets sold to it or other retained interests. We have no ownership interests in these conduits. The conduits may obtain credit enhancement from third-party providers. We may provide commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. We may be required to provide funding under the liquidity facilities in the event that funding for such conduits becomes unavailable in the debt market. We are not required to fund under the liquidity facilities to the extent that the assets in the conduits are in default. We may also act as the counterparty to derivative contracts entered into by the conduits in order to convert the yield of the underlying assets to match the needs of the conduits’ investors or to limit or change the interest rate risk of the conduit. All fees earned in respect of these activities are on a market basis. At October 31, 2004, these Canadian conduits had assets of approximately $11.1 billion.

     We also act as an administrator or financial advisor to conduits that purchase clients’ financial assets.

     In addition, we may provide liquidity facilities together with other financial institutions, hold notes in, and act as counterparty to derivative contracts entered into by third-party administered conduits.

     Although actual losses are not expected to be material, our maximum exposure to loss as a result of involvement with these conduits was approximately $17.0 billion. For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities, credit enhancements and investments in these conduits.

     We act as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these CDOs. In a number of transactions structured on behalf of clients, we first purchase the collateral at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO’s collateral, which generally consists of rated debt securities, on behalf of equity and debt investors. Any net income or loss is allocated to the CDO’s equity investors; further losses, if any, are allocated to the debt investors in reverse order of seniority. The creditors of the CDOs have no recourse to our general credit. Although actual losses are not expected to be material, our maximum exposure to loss as a result of involvement with the CDOs was approximately $485 million. For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities provided to, and investments in, the CDOs. The total assets in these CDOs at October 31, 2004, amounted to approximately $11.9 billion.

     For the year ended October 31, 2004, revenue from all of the above activities amounted to approximately $41 million.

Other financial transactions

We provide a wide range of financial products, including structured notes and other financial instruments, for institutional and private banking clients, including VIEs as counterparties, as well as retail clients. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.

     We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.

     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.

     We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We use derivatives for both trading and asset/liability management (ALM). For further details, see Note 22 to the consolidated financial statements. In addition, Note 1 to the consolidated financial statements explains how we account for both trading and ALM derivatives.

Credit-related arrangements

The table below summarizes our credit-related arrangements. For a detailed description of these arrangements, see Note 24 to the consolidated financial statements.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

CREDIT-RELATED ARRANGEMENTS

	Contract amounts expiration per period
	Less than	1 – 3	4 – 5	Over	2004	2003
$ millions, as at October 31	1 year	years	years	5 years	Total	Total
Lines of credit(1)	$44,516	$4,774	$3,047	$633	$52,970	$79,837
Securities lending	33,813	—	—	—	33,813	27,156
Guarantees and standby letters of credit	3,950	515	802	1,732	6,999	8,350
Documentary and commercial letters of credit	165	15	—	2	182	137
Other(2)	568	—	—	—	568	362

	$83,012	$5,304	$3,849	$2,367	$94,532	$115,842

(1)	Includes irrevocable lines of credit totalling $39.6 billion (2003: $65.0 billion), of which $31.2 billion (2003: $55.4 billion) will expire in one year or less, and excludes personal lines of credit, and credit card lines, as the lines are short-term in nature and are revocable at our discretion.

(2)	Includes forward asset purchases.

Guarantees

We enter into various guarantee contracts. For a detailed description of guarantees, see Note 24 to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

The following table includes aggregated information about our contractual obligations:

CONTRACTUAL OBLIGATIONS(1)(2)

	Less than	1 – 3	3 – 5	Over
$ millions, as at October 31, 2004	1 year	years	years	5 years	Total
Subordinated indebtedness	$25	$—	$—	$3,864	$3,889
Investment commitments(3)	737	—	—	—	737
Operating leases	344	548	383	1,071	2,346
Purchase obligations(4)	463	665	460	61	1,649
Deposits(5)	146,415	25,087	14,491	4,584	190,577
Pension contributions(6)	103	—	—	—	103

	$148,087	$26,300	$15,334	$9,580	$199,301

(1)	Includes obligations that are enforceable and legally binding on CIBC.

(2)	Excluded from the table are a number of obligations to be settled in cash, primarily under one year. These obligations are reflected on our consolidated balance sheets and include: securities lent or sold under repurchase agreements; securities sold short; purchases of debt and equity instruments that settle within standard market timeframes (e.g. regular way); derivatives payable that do not require physical delivery of the underlying instrument; and certain purchases of instruments that result in settlement failures.

(3)	As an investor in merchant banking activities we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the specific timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(4)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow CIBC to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes CIBC’s obligations without regard to such termination clauses (unless actual notice of CIBC’s intention to terminate the agreement has been communicated to the counterparty).

(5)	As the specific timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

(6)	Subject to change since contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2005 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

MANAGEMENT OF CAPITAL RESOURCES

Capital resources comprise common and preferred shareholders’ equity and subordinated debt. For regulatory purposes, minority interests and general allowance for credit losses are added, and goodwill and certain specified investments are deducted. Capital is managed in terms of amount and structure in accordance with our own capital policies and OSFI guidelines.

Infrastructure

Capital strength is vital to our safety and soundness. It protects our depositors and creditors from risks inherent in our various businesses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing, facilitating the raising of capital and funding on attractive terms.

     TBRM is responsible for managing capital in our legal entities, as well as in the consolidated bank, and for ensuring that we remain well capitalized.

Policies, procedures and standards

Policies and associated guidelines are approved annually by the Board, and are intended to balance the need to be well capitalized with a cost-effective capital structure.

Management of capital resources

Consistent with our policies and guidelines, we continually rebalance our capital by redeeming and refinancing preferred shares and debentures. Overall, the mix of capital instruments has normally not been materially different from year to year. With the introduction of new accounting standards, however, certain preferred share structures, for example those with a holder’s option to convert to common shares, may be gradually replaced by alternative capital instruments, such as trust preferred securities or perpetual preferred shares with no conversion features. The following were the main capital initiatives undertaken in 2004:

Share repurchase program

Under the terms of a normal course issuer bid, which commenced on December 24, 2003, we repurchased and cancelled approximately 18.4 million common shares during the period ended October 31, 2004 for an aggregate consideration of $1.2 billion.

     Subsequent to year-end, on November 4, 2004, we announced our intention, subject to receiving all necessary stock exchange approvals, to commence a normal course issuer bid after the expiry of the current bid on December 23, 2004. Under the new bid, we intend to repurchase for cancellation, from time to time over the 12 months from the commencement of the bid, up to an aggregate of 17 million shares.

Issuance

•	Common shares: Pursuant to stock option plans, 3.7 million new common shares were issued for a total consideration of $162 million for the year ended October 31, 2004.

•	Preferred shares: On June 17, 2004 we issued 13.3 million Non-cumulative Class A Series 28 Preferred Shares with a par value of $10.00 each for an aggregate amount of $133 million. Subsequent to year-end, on November 1, 2004, holders elected to convert 11.7 million of these shares, with an accompanying payment of $15.00 per share, into the same number of fully paid Non-cumulative Class A Series 29 Preferred Shares with a par value of $25.00 each. The Series 28 Preferred Shares so converted were cancelled.

•	Subordinated indebtedness: On May 6, 2004, we issued $750 million principal amount of 4.25% subordinated indebtedness due June 1, 2009. On September 14, 2004, we issued $500 million principal amount of 4.50% subordinated indebtedness due October 15, 2009.

Redemptions/maturities

•	Preferred shares: On August 3, 2004, we redeemed all 12 million outstanding Non-cumulative Class A Series 15 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $312 million. On October 29, 2004, we redeemed all 5.5 million outstanding Non-cumulative Class A Series 16 Preferred Shares at a price of US$25.50 per share for an aggregate consideration of US$140 million. On October 29, 2004, we redeemed all 6.5 million outstanding Non-cumulative Class A Series 17 Preferred Shares at a price of $25.50 per share, for an aggregate consideration of $166 million.

•	Subordinated indebtedness: On October 21, 2004, we redeemed our $400 million 6.50% debentures due October 21, 2009. On February 10 and March 10, 2004, the remaining $1 million of our 11.125% debentures and $67 million of our 7.10% debentures, respectively, matured and were repaid.

Dividends

Common and preferred share dividends are declared quarterly at the discretion of the Board. Our common share dividend policy is reviewed periodically and approved by the Board. From the end of 2003, we increased our quarterly common share dividend from $0.41 per share to $0.60 per share. The declaration and payment of dividends is governed by Section 79 of the Bank Act.

Measurement, monitoring and control

Regulatory capital

Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

     The components of our regulatory capital are shown in the table below. Tier 1 capital decreased by $362 million during 2004, reflecting the net effect of common share repurchases, dividends paid, preferred share issuance and redemptions, changes in foreign currency translation adjustments, shares issued pursuant to stock option plans, and capital generated from operations. Tier 2 capital increased by $526 million from 2003, mainly due to the net effect of issuance and redemptions of subordinated indebtedness. Including the effect of prescribed adjustments to regulatory capital, our total regulatory capital decreased by $280 million during 2004.

REGULATORY CAPITAL

$ millions, as at October 31	2004	2003	2002
Tier 1 capital
Common shares	$2,929	$2,950	$2,842
Contributed surplus	59	50	26
Foreign currency translation adjustments	(376)	(180)	42
Retained earnings	7,745	7,601	6,335
Non-cumulative preferred shares	2,826	3,132	2,759
Non-controlling interests in subsidiaries	39	21	111
Goodwill	(1,055)	(1,045)	(1,078)

	12,167	12,529	11,037

Tier 2 capital
Perpetual debentures	428	488	594
Preferred shares — other	—	225 (1)	329 (1)
Other debentures (net of amortization)	3,435	2,621	2,900
General allowance for credit losses(2)	1,015	1,018	1,107

	4,878	4,352	4,930

Total Tier 1 and Tier 2 capital	17,045	16,881	15,967
Securitization-related deductions	(308)	(299)	(174)
Investments in unconsolidated subsidiaries and other substantial investments	(1,852)	(1,417)	(1,497)

Total capital available for regulatory purposes	$14,885	$15,165	$14,296

(1)	Represents the amount of non-cumulative preferred shares in excess of 25% of Tier 1 capital.

(2)	The maximum amount of general allowance for credit losses eligible for inclusion in Tier 2 capital is 0.875% of risk-weighted assets.

Risk-weighted assets

Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to all on-balance sheet assets and off-balance sheet instruments. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on our VaR simulation models approved by OSFI.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     As shown in the table below, our risk-weighted assets were $116.0 billion as at October 31, 2004.

RISK-WEIGHTED ASSETS

	2004	Risk-weighted amounts
$ millions, as at October 31	Amount	2004	2003	2002
On-balance sheet assets
Cash and deposits with banks	$12,203	$1,111	$804	$1,027
Securities issued or guaranteed by Canada, provinces, municipalities, OECD banks and governments	36,838	176	253	426
Other securities	30,478	2,594	3,611	5,049
Securities borrowed or purchased under resale agreements	18,165	850	957	464
Loans to or guaranteed by Canada, provinces, territories, municipalities, OECD banks and governments	3,922	199	292	504
Mortgage loans	77,560	28,430	25,356	22,570
Other loans	56,021	56,534	54,657	60,933
Acceptances	4,778	4,010	4,348	5,557
Other assets	38,799	6,649	8,641	7,832

Total on-balance sheet assets	$278,764	$100,553	$98,919	$104,362

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	$52,971	$3,780	$4,677	$7,601
Guarantees and letters of credit	7,181	3,128	4,456	4,758
Securities lending	33,813	234	190	133
Other	568	541	357	367

	94,533	7,683	9,680	12,859
Derivatives	1,173,317	3,665	5,128	5,476

Total off-balance sheet instruments	$1,267,850	$11,348	$14,808	$18,335

Total risk-weighted assets before adjustments for market risk		$111,901	$113,727	$122,697
Add: market risk for trading activity(1)		4,049	2,613	3,838

Total risk-weighted assets		$115,950	$116,340	$126,535

(1)	Under the BIS 1998 Capital Accord, trading assets are subject to market risk calculations.

Regulatory capital ratios

Regulatory capital ratios are determined by dividing Tier 1 and total regulatory capital by total risk-weighted assets. As at October 31, 2004, our Tier 1 ratio was 10.5% and the total capital ratio was 12.8%. These ratios are well in excess of OSFI’s target Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented in A balanced scorecard section (see page 4 of this Annual Accountability Report) were established in accordance with our capital policies. Financial institutions must also meet an assets-to-capital multiple test. Our multiple was 17.9 times, within CIBC’s permitted maximum provided by OSFI.

CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

As at October 31	2004		2003		2002
Tier 1 capital	10.5%		10.8%		8.7%
Total capital	12.8%		13.0%		11.3%
Assets-to-capital multiple	17.9	x	17.6	x	18.3	x

BASEL II CAPITAL ACCORD

Bank regulators, under the auspices of the Basel Committee on Banking Supervision, have introduced new rules for the calculation of regulatory capital that enhance risk measurement and sensitivity to on- and off-balance sheet activities. These changes will bring regulatory capital into closer alignment with economic capital, that is, the capital required to support the underlying risk of the asset or activity. Regulatory capital will, for the first time, include a charge for operational risk. In addition, the new rules will permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The new rules will require greater transparency of risk management information intrinsic to underlying risks and capital adequacy. The domestic implementation framework and timetable have been established by OSFI. This timetable requires banks to be in compliance with, and operate under, the new framework from November 1, 2007. In this regard, we are making the appropriate enhancements to risk management and financial information, systems and operations.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

Business Environment and Other

ECONOMIC

The North American economic expansion continued in 2004, with both the U.S. and Canada benefiting from the stimulus of historically low interest rates.

     Canada’s economy shook off the negative shocks that impeded 2003 performance. Spurred on by strong resource prices and a healthy U.S. economy, an export-led acceleration in growth was evident through the spring, despite a moderation in economic growth south of the border in the face of higher gasoline prices. Energy-rich provinces in the west generally outpaced central and eastern Canada.

     Aside from energy prices, inflation remained quite tame in both the U.S. and Canada. Nevertheless, central banks on both sides of the border judged interest rates too stimulative for economies that were making progress in absorbing earlier economic slack. Short-term interest rate hikes were led off by the Federal Reserve, with the Bank of Canada adding quarter point hikes of its own in September and October, and talking of more to come.

     Longer-term bond yields moved higher in both the U.S. and Canada by mid-year, but evidence of an energy-induced economic slowdown in the U.S., and a moderation in core inflation, saw longer-dated bond yields retreat in late summer. Mortgage rates remained low by historic standards, boosting our mortgage lending business. Steadily rising housing prices and near record employment rates lifted household incomes and wealth, supporting volumes in our consumer credit businesses.

     Corporate profits grew briskly in North America. In the U.S., strong productivity growth widened margins. Faster growth also lifted Canadian corporate profits, particularly for resource producers, where higher U.S. dollar product prices more than offset a related rise in the Canadian dollar to its strongest levels in over a decade. Healthier income and balance sheets led to a substantial tightening in corporate and high-yield debt spreads. This improved credit market tone and the stronger general business environment helped our corporate lending and merchant banking businesses, and aided in the disposition of our loans held for sale. Agriculture was a notable exception due to the U.S. border closure to Canadian cattle exports.

     Equity markets had anticipated 2004 earnings gains in a healthy 2003 rally. That left the broad U.S. market moving largely sideways through the first three quarters of calendar 2004, with the Toronto Stock Exchange (TSX) faring significantly better, led by its proportionately larger energy sector.

Stock price indices

Mortgage rates and existing home sales(1)

(1)	Source: The Canadian Real Estate Association

Outlook

Both Canada and the U.S. are expected to see reasonably healthy economic growth in 2005, in the 2 3/4 – 3 1/2% range for real GDP. High energy prices in a tight global oil market will serve as a braking force on the U.S. economy. With core consumer price index (CPI) inflation staying near 2%, the economic drag from energy prices could put off more aggressive Federal Reserve interest rate hikes until at least 2006.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

     As an energy exporter, Canada will see a smaller but still negative impact from the run-up in crude oil prices. Also, the negative impact on exporters of a strong Canadian dollar, and a levelling off in automotive and building materials markets, will provide additional dampening on growth. As in the U.S., these braking forces and tame core CPI inflation will allow the Bank of Canada to opt for a slower pace to interest rate hikes, with the potential for a pause in rate hikes by early 2005. Even so, consumer lending and mortgage activity will likely grow at a slower pace after brisk, interest rate-driven activity in the past year.

     The absence of year-over-year gains for most resource prices will see a deceleration in corporate earnings growth in Canada and, as is typical for a maturing expansion, corporate earnings growth is also expected to slow in the U.S. This could potentially result in a modest widening in corporate credit spreads. Sustained low unemployment rates in Canada should maintain generally favourable conditions for consumer credit quality and consumer confidence.

Index of consumer confidence(1)

(1)	Source: The Conference Board of Canada, quarterly averages

REGULATORY

We are subject to complex and changing legal and regulatory environments in Canada and other countries. Our principal regulators include the federal, provincial and territorial governments in Canada, as well as the governments of the U.S. and other countries where we conduct business. Our activities are also regulated by securities regulators, such as the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC); stock exchanges, such as the TSX and New York Stock Exchange (NYSE); and various self-regulatory organizations. Important regulatory developments which affected us in 2004 are described below.

Corporate governance

Canadian and U.S. regulators continued to propose and adopt new laws relating to corporate governance, continuous disclosure, and director and officer accountability.

     In Canada, the CSA proposed guidelines on corporate governance standards and implemented rules affecting our public disclosure documents, including our Annual Accountability Report, annual information form and management proxy circular. In addition, many of the provincial securities regulators adopted rules regarding Audit Committee responsibilities and certification of financial reports by the Chief Executive Officer and Chief Financial Officer. These rules and proposals derive from the Sarbanes-Oxley Act (SOX) in the U.S., including the SEC’s implementing rules and the NYSE’s corporate governance standards.

     In the U.S., the Public Company Accounting Oversight Board published new guidelines for the assessment of internal control over financial reporting. These guidelines are the basis for complying with the requirement under SOX for management of a public company to report on the effectiveness of internal control over financial reporting. In this Annual Accountability Report, we have included our management’s report on internal control over financial reporting and an attestation by our external auditors regarding management’s report. We are providing this report and including this attestation voluntarily, one year ahead of our compliance deadline.

     Subsequent to year-end, the NYSE issued amendments to its corporate governance rules. We have included in this Annual Accountability Report a comparison of our corporate governance practices in relation to NYSE’s revised rules.

     We monitor these regulatory developments and continually assess, review and, where appropriate, enhance our compliance processes, corporate governance practices and internal controls to address regulatory developments. For a description of our corporate governance initiatives during 2004, see the Governance section.

Basel II

The Basel Committee on Banking Supervision has provided guidance for changes to bank capital requirements for implementation by regulators in Canada and other jurisdictions. We are working on the implementation of these changes. For additional details, see the Basel II Capital Accord section.

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

OTHER

Financial and other instruments

As a leading North American financial institution that offers a broad range of products and services across retail banking, wealth management and investment banking, CIBC originates, manages and trades financial and other instruments on a routine basis to serve client needs while generating earnings through net interest, trading, investment and other fee income.

     Types of financial instruments involved include deposits, securities, loans, financial derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares. Other instruments include commodity contracts. See Notes 3, 4, 5, 10, 12, 13, 22, 23, 24 and 25 to the consolidated financial statements for details on these instruments.

     Financial and other instruments are used for both trading and non-trading activities.

     Trading activities include the purchase and sale of securities, and transacting in foreign exchange and other derivative instruments as a result of facilitating client needs and in the course of taking proprietary trading positions. We take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income by taking advantage of market pricing inefficiencies or by correctly anticipating future changes in these markets.

     Non-trading activities generally include the business of lending, making investments, funding and asset/liability management.

     Lending activities involve the origination of multiple types of loans including personal, business, government, credit card and mortgages for the generation of interest as well as fee income.

     Instruments held for investment comprise debt and equity securities, including investments held in the merchant banking portfolio, originally purchased with the intention of holding to maturity or for a pre-determined period of time, which may be sold in response to changes in investment objectives arising from changing market conditions.

     To provide for funding needs for CIBC, financial instruments, such as deposits, subordinated debt and preferred shares, are taken or issued.

     Securitization of our own financial assets, such as mortgages and credit card receivables, provides us with another source of funding. It may also reduce our risk exposure and provide regulatory capital relief. See Note 6 to the consolidated financial statements for details on securitizations.

     Derivatives, such as interest rate swaps, futures, forward rate agreements and option contracts, are utilized for asset/liability management purposes. These instruments are used for hedging activities or to modify interest rate characteristics of certain on-balance sheet assets and liabilities, and as hedges of firm commitments of anticipated transactions.

     The usage of financial and other instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the Management of risk section for details on how these risks are managed.

     Financial and other instruments are accounted for according to their purposes. Trading securities and trading derivatives are recorded at fair value in the consolidated financial statements. Investment securities are accounted for on a cost or an amortized cost basis, and adjusted to reflect other-than-temporary declines in value, on the consolidated balance sheets. Derivatives in effective hedge relationships are accounted for within the consolidated statements of income in the same manner as the underlying financial instrument whose risk is being hedged. Derivatives that cannot be qualified for hedge accounting but are retained for economic hedging purposes are recorded at fair value in non-interest income. Income and expenses arising from financial and other instruments are generally recorded within interest income, interest expense and/or non-interest income.

     For significant assumptions made in determining the valuation of financial and other instruments, see the Critical accounting policies and estimates section.

Changes in accounting policies

Hedge accounting

On November 1, 2003, we adopted the CICA AcG-13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income.

     Upon the adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying and fair values of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivative instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.

Management’s Discussion and Analysis                    CIBC Annual Accountability Report 2004   For what matters

Equity-linked deposit contracts

On November 1, 2003, we adopted the CICA AcG-17, “Equity-linked Deposit Contracts.” The guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other non-interest income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17, the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).

Mortgage commitments

Concurrent with the November 1, 2003 adoption of AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting policy, we carry both our liability to the retail client (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other non-interest income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in accounting policy on consolidated financial statements was not significant.

Generally accepted accounting principles

On November 1, 2003, we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. As a result of the adoption of this section, the following changes in accounting policies were applied prospectively:

•	We began to equity-account for investments held in the merchant banking portfolio, where we have an ability to exert significant influence in the decision making process of the investee. The impact of the change on the consolidated financial statements was not significant.

•	We commenced the treasury stock method of accounting for CIBC share positions held within trading portfolios. As a result, common shares increased by $11 million as at October 31, 2004 and contributed surplus increased by $6 million, during the year.

•	Beginning November 1, 2003, any debt or deposit instruments issued by CIBC that are held within trading portfolios are treated as a reduction of the appropriate debt or deposit obligation. Upon subsequent resale of the instrument, any gains or losses are deferred and amortized over their remaining lives. The impact of the change on the consolidated financial statements was not significant, and

•	Certain payment clearing amounts due from and due to financial institutions previously included in other liabilities are treated separately as cash and deposit liabilities with banks, respectively. The impact of the change on the consolidated balance sheets was not significant.

Future accounting policy changes

Variable interest entities

In June 2003, the CICA issued AcG-15, “Consolidation of Variable Interest Entities.” In August 2004, a revised guideline (AcG-15R) was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004.

     We are considered the primary beneficiary of entities with assets of approximately $2.7 billion. This change in accounting policy is expected to result in an after-tax credit to opening retained earnings of $14 million ($24 million pre-tax). We have determined that we are not the primary beneficiary of Canadian multi-seller conduits that we administer. We are also not considered the primary beneficiary of mutual funds and personal trusts administered by us. We continue to monitor developments that may affect our current interpretation of AcG-15R.

Liabilities and equity

In January 2004, the CICA issued amendments to handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amendments require that contractual obligations which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented as liabilities rather than equity. Dividend payments arising from such financial instruments will be treated as an interest expense within the consolidated statements of income. This change in accounting policy will be applied retroactively, and is effective beginning November 1, 2004.

     The amended standard will require us to classify our preferred shares that are convertible into common shares at the option of the

CIBC Annual Accountability Report 2004   For what matters                    Management’s Discussion and Analysis

holder as a liability, rather than as equity, within the consolidated balance sheets. Our Class A Preferred Shares Series 19—23, with a carrying value of $1.0 billion will be presented as liabilities, beginning November 1, 2004. Interest expense is expected to increase by $58 million and preferred share dividends is expected to decrease by $58 million, for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

     In February 2004, OSFI confirmed that any preferred shares outstanding as at January 31, 2004, will continue to be eligible as Tier 1 capital for as long as they remain outstanding, thus not affecting CIBC’s capital ratios.

Related-party transactions

In the ordinary course of business, we provide normal banking services to and enter into contractual arrangements and other transactions with affiliated companies on terms similar to those offered to non-related parties. Loans, at varied rates and terms, are made to directors, officers and employees.

     For further details, see Note 21 to the consolidated financial statements.

Outstanding share data

OUTSTANDING SHARE DATA

	Conversion for common shares
	CIBC’s	Shareholders’	Shares outstanding
As of November 25, 2004	conversion date	conversion date	No. of shares		$ millions
Class A Preferred Shares
Series 18	not convertible	not convertible	12,000,000		$300
Series 19	April 30, 2008	April 30, 2013	8,000,000		200
Series 20	October 31, 2005	April 30, 2008	4,000,000		118
Series 21	July 31, 2005	July 31, 2010	8,000,000		200
Series 22	July 31, 2005	July 31, 2010	4,000,000		118
Series 23	October 31, 2007	July 31, 2011	16,000,000		400
Series 24	January 31, 2007	not convertible	16,000,000		400
Series 25	July 31, 2007	not convertible	16,000,000		400
Series 26	April 30, 2008	not convertible	10,000,000		250
Series 27	October 31, 2008	not convertible	12,000,000		300
Series 28	not convertible	February 1, 2005(1)	1,518,773		15
		May 1, 2005(1)
Series 29	May 1, 2010	not convertible	11,731,227		293

Common shares			347,587,122	(2)	$2,973

(1)	Convertible into one Series 29 Preferred Share upon surrender of one Series 28 Preferred Share, exercise of one Series 29 Preferred Share Purchase Warrant and cash payment of $15.00.

(2)	Includes treasury shares outstanding as at October 31, 2004.

Each series of Class A Preferred Shares, except as noted in the table above, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

     On June 17, 2004, we issued 13.3 million Preferred Share Units for a total consideration of $133 million. Each Preferred Share Unit consists of one Non-cumulative Redeemable Class A Series 28 Preferred Share with a par value of $10.00 and one Non-cumulative Redeemable Class A Series 29 Preferred Share Purchase Warrant. The holder of a Series 28 Preferred Share has the right to convert on November 1, 2004, February 1, 2005 or May 1, 2005, such Series 28 Preferred Share into 0.4 of a Non-cumulative Redeemable Class A Series 29 Preferred Share, provided such holder concurrently exercises one Warrant. The concurrent exercise of one Warrant together with a payment of $15.00 per Warrant will entitle the holder to acquire 0.6 of a Series 29 Preferred Share. Consequently, each Preferred Share Unit will entitle the holder to obtain one fully paid and freely tradeable Series 29 Preferred Share with a par value of $25.00. All conversion rights of the holder of a Series 28 Preferred Share and all Warrants that have not been exercised for any reason by May 1, 2005 will terminate.

     Subsequent to year-end, on November 1, 2004, 11.7 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Warrants.

Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

CONTENTS

101	Financial Reporting Responsibility
102	Auditors’ Reports to Shareholders
104	Consolidated Balance Sheets
105	Consolidated Statements of Income
106	Consolidated Statements of Changes in Shareholders’ Equity
107	Consolidated Statements of Cash Flows
108	Notes to the Consolidated Financial Statements

108	Note 1 — Summary of Significant Accounting Policies
113	Note 2 — Significant Acquisitions and Dispositions
114	Note 3 — Securities
115	Note 4 — Loans
117	Note 5 — Loans Held for Sale
117	Note 6 — Securitizations
119	Note 7 — Land, Buildings and Equipment
120	Note 8 — Goodwill and Other Intangible Assets
120	Note 9 — Other Assets
121	Note 10 — Deposits
121	Note 11 — Other Liabilities
122	Note 12 — Subordinated Indebtedness
123	Note 13 — Share Capital
127	Note 14 — Interest Rate Sensitivity
128	Note 15 — Trading Activities
128	Note 16 — Stock-based Compensation
130	Note 17 — Employee Future Benefits
134	Note 18 — Restructuring Accrual
135	Note 19 — Income Taxes
136	Note 20 — Earnings per Share
137	Note 21 — Related-party Transactions
137	Note 22 — Derivative Instruments
140	Note 23 — Fair Value of Financial Instruments
143	Note 24 — Commitments, Guarantees, Pledged Assets and Contingent Liabilities
146	Note 25 — Concentration of Credit Risk
147	Note 26 — Segmented Information
150	Note 27 — Reconciliation of Canadian and United States Generally Accepted Accounting Principles
155	Note 28 — Regulatory Matters and Exit of Certain Activities
155	Note 29 — Future Canadian Accounting Policy Changes

CIBC Annual Accountability Report 2004   For what matters                    Consolidated Financial Statements

FINANCIAL REPORTING RESPONSIBILITY

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements, management’s discussion and analysis (MD&A) and other information, and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The MD&A has been prepared in accordance with the requirements of securities regulators including National Instrument 51-102 of the Canadian Securities Administrators, as well as Item 303 of Regulation S-K of the U.S. Securities Exchange Act.

     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.

     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have directed efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The results of this work have been subjected to audit by the shareholders’ auditors. As at year-end, we have reported that internal control over financial reporting is effective and CIBC has achieved U.S. Sarbanes-Oxley Act (SOX) 404 compliance one year in advance of requirements. In compliance with SOX 302, CIBC’s Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification will be provided to the Canadian Securities Administrators.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. Systems and procedures to promote employee compliance with conflict of interest rules and with securities legislation are monitored by members of the various business units and of the Compliance Department. The Chief Auditor and the Chief Compliance Officer have full and independent access to the Audit Committee.

     The Audit Committee of the Board of Directors is composed of directors who are not officers or employees of CIBC. CIBC’s interim and annual consolidated financial statements and MD&A are discussed and reviewed by the Audit Committee with management and the shareholders’ auditors before such information is approved by the Board and submitted to securities commissions or other regulatory authorities.

     In addition, the Audit Committee has the duty to review investments and transactions that could adversely affect the well-being of CIBC; to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management; and to approve the fees of the shareholders’ auditors.

     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.

J.S. Hunkin Chief Executive Officer	T.D. Woods Chief Financial Officer	December 1, 2004

Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

AUDITORS’ REPORTS TO SHAREHOLDERS

REPORT ON FINANCIAL STATEMENTS UNDER CANADIAN GENERALLY ACCEPTED AUDITING STANDARDS

We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of CIBC as at October 31, 2004 and 2003 and the consolidated results of its operations and its cash flows for each of the years in the two year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

     The consolidated statements of income, changes in shareholders’ equity and cash flows and the accompanying notes for the year ended October 31, 2002, prior to the modifications to the presentation in the consolidated statement of changes in shareholders’ equity, the accounting policy for mortgage commitments disclosed in Note 1, disclosures in Note 17 and presentation of segmented information in Note 26, were audited, in accordance with Canadian generally accepted auditing standards, by other auditors whose report, dated November 27, 2002, expressed an unqualified opinion on those financial statements. We have audited these modifications to the 2002 financial statements and, in our opinion, such modifications, in all material respects, are appropriate and have been properly applied.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 1, 2004

CIBC Annual Accountability Report 2004   For what matters                    Consolidated Financial Statements

REPORT ON FINANCIAL STATEMENTS AND INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. We have also audited management’s assessment included on page 46 of this Annual Accountability Report, that CIBC maintained effective internal control over financial reporting as at October 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. CIBC’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenses of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIBC as at October 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the two year period ended October 31, 2004 in conformity with Canadian generally accepted accounting principles. Also, in our opinion, management’s assessment that CIBC maintained effective internal control over financial reporting as of October 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     As explained in Note 1 to the consolidated financial statements, CIBC changed its methods of accounting for hedges, equity-linked deposit contracts, mortgage commitments and certain investments and clearing accounts in 2004.

     The consolidated statements of income, changes in shareholders’ equity and cash flows and the accompanying notes for the year ended October 31, 2002, prior to the modifications to the presentation in the consolidated statement of changes in shareholders’ equity, the accounting policy for mortgage commitments disclosed in Note 1, disclosures in Note 17 and presentation of segmented information in Note 26, were audited, in accordance with Canadian generally accepted auditing standards, by other auditors whose report, dated November 27, 2002, expressed an unqualified opinion on those financial statements. We have audited these modifications to the 2002 financial statements and, in our opinion, such modifications, in all material respects, are appropriate and have been properly applied.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 1, 2004

Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

CONSOLIDATED BALANCE SHEETS

$ millions, as at October 31	2004	2003
ASSETS
Cash and non-interest-bearing deposits with banks	$1,374	$1,593

Interest-bearing deposits with banks	10,829	8,861

Securities (Note 3)
Investment	15,517	17,319
Trading	51,799	52,282
Loan substitute	—	27

	67,316	69,628

Securities borrowed or purchased under resale agreements	18,165	19,829

Loans (Note 4)
Residential mortgages	72,592	70,014
Personal	26,311	23,390
Credit card	8,689	9,305
Business and government	31,737	33,177
Allowance for credit losses	(1,825)	(1,952)

	137,504	133,934

Other
Derivative instruments market valuation (Note 23)	23,710	22,796
Customers’ liability under acceptances	4,778	5,139
Loans held for sale (Note 5)	—	1,321
Land, buildings and equipment (Note 7)	2,107	2,093
Goodwill (Note 8)	1,055	1,045
Other intangible assets (Note 8)	244	255
Other assets (Note 9)	11,682	10,653

	43,576	43,302

	$278,764	$277,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$72,049	$69,202
Business and government	106,705	106,768
Bank	11,823	12,160

	190,577	188,130

Other
Derivative instruments market valuation (Note 23)	23,990	21,945
Acceptances	4,778	5,147
Obligations related to securities sold short	12,220	11,659
Obligations related to securities lent or sold under repurchase agreements	16,790	19,293
Other liabilities (Note 11)	13,297	13,998

	71,075	72,042

Subordinated indebtedness (Note 12)	3,889	3,197

Shareholders’ equity
Preferred shares (Note 13)	2,826	3,357
Common shares (Note 13)	2,969	2,950
Contributed surplus	59	50
Foreign currency translation adjustments	(376)	(180)
Retained earnings	7,745	7,601

	13,223	13,778

	$278,764	$277,147

The accompanying notes are an integral part of these consolidated financial statements.

J.S. Hunkin Chief Executive Officer	Gary F. Colter Director

CIBC Annual Accountability Report 2004   For what matters                    Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

$ millions, for the years ended October 31	2004	2003	2002
Interest income
Loans	$7,551	$8,138	$7,865
Securities borrowed or purchased under resale agreements	524	528	687
Securities	1,961	2,375	2,740
Deposits with banks	152	135	222

	10,188	11,176	11,514

Interest expense
Deposits	3,391	3,776	4,647
Other liabilities	1,219	1,567	1,147
Subordinated indebtedness	212	203	220

	4,822	5,546	6,014

Net interest income (Note 15)	5,366	5,630	5,500
Provision for credit losses (Note 4)	628	1,143	1,500

	4,738	4,487	4,000

Non-interest income
Underwriting and advisory fees	797	870	840
Deposit and payment fees	760	713	665
Credit fees	314	386	410
Card fees	407	359	331
Investment management and custodial fees	353	340	486
Mutual fund fees	615	536	561
Insurance fees	176	168	148
Commissions on securities transactions	892	884	1,203
Trading activities (Note 15)	618	627	273
Investment securities gains (losses), net (Note 3)	236	(107)	(168)
Income from securitized assets	191	216	200
Foreign exchange other than trading	280	273	218
Other	878	681	374

	6,517	5,946	5,541

	11,255	10,433	9,541

Non-interest expenses
Employee compensation and benefits	4,399	4,417	4,882
Occupancy costs	634	605	715
Computer and office equipment	1,138	1,143	985
Communications	331	360	418
Advertising and business development	279	289	334
Professional fees	326	241	297
Business and capital taxes	138	133	114
Restructuring (reversal) charge (Note 18)	(18)	(31)	514
Other	1,024	971	870

	8,251	8,128	9,129

Income before income taxes and non-controlling interests	3,004	2,305	412
Income tax expense (benefit) (Note 19)	790	239	(279)

	2,214	2,066	691
Non-controlling interests in net income of subsidiaries	15	3	38

Net income	$2,199	$2,063	$653

Earnings per share (in dollars) (Note 20) — Basic	$5.60	$5.21	$1.37
— Diluted	$5.53	$5.18	$1.35
Dividends per common share (in dollars) (Note 13)	$2.20	$1.64	$1.60

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ millions, for the years ended October 31	2004	2003	2002
Preferred shares (Note 13)
Balance at beginning of year	$3,357	$3,088	$2,299
Issue of preferred shares	133	550	800
Redemption of preferred shares	(630)	(200)	—
Translation adjustment on foreign currency preferred shares	(34)	(81)	(11)

Balance at end of year	$2,826	$3,357	$3,088

Common shares (Note 13)
Balance at beginning of year	$2,950	$2,842	$2,827
Issue of common shares	162	108	59
Purchase of common shares for cancellation	(154)	—	(44)
Treasury shares	11 (1)	—	—

Balance at end of year	$2,969	$2,950	$2,842

Contributed surplus
Balance at beginning of year	$50	$26	$—
Stock option expense	9	24	26
Stock options exercised	(6)	—	—
Net premium on treasury shares	6 (1)	—	—

Balance at end of year	$59	$50	$26

Foreign currency translation adjustments(4)
Balance at beginning of year	$(180)	$42	$40
Foreign exchange losses from investment in subsidiaries and other items	(1,241)	(3,201)	(251)
Foreign exchange gains from hedging activities	1,662	4,391	360
Income tax expense (Note 19)	(617)	(1,412)	(107)

Balance at end of year	$(376)	$(180)	$42

Retained earnings
Balance at beginning of year, as previously reported	$7,601	$6,335	$6,734
Adjustment for change in accounting policy	6 (2)	—	(42	)(3)

Balance at beginning of year, as restated	7,607	6,335	6,692
Net income	2,199	2,063	653
Dividends (Note 13)	(971)	(771)	(738)
Premium on redemption of preferred shares	(18)	(8)	—
Premium on purchase of common shares for cancellation	(1,084)	—	(269)
Other	12	(18)	(3)

Balance at end of year	$7,745	$7,601	$6,335

Shareholders’ equity at end of year	$13,223	$13,778	$12,333

(1)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) handbook section 1100, “Generally Accepted Accounting Principles.” Refer to Note 1 for more details.

(2)	Represents the effect of implementing the CICA Accounting Guideline (AcG) 17, “Equity-linked Deposit Contracts.” Refer to Note 1 for more details.

(3)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments.”

(4)	The components of foreign currency translation adjustments for prior years have been reported to conform with the presentation adopted in 2004.

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2004   For what matters                    Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

$ millions, for the years ended October 31	2004	2003	2002
Cash flows provided by (used in) operating activities
Net income	$2,199	$2,063	$653
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	628	1,143	1,500
Amortization of buildings, furniture, equipment and leasehold improvements	264	275	333
Amortization of intangible assets	16	20	32
Stock-based compensation	58	114	(15)
Restructuring (reversal) charge, net	(18)	(31)	514
Future income taxes	139	309	(1,141)
Investment securities (gains) losses, net	(236)	107	168
Gains on divestitures	—	(53)	(190)
Write-down relating to Air Canada contract	—	128	—
Losses (gains) on disposal of land, buildings and equipment	4	(1)	(8)
Changes in operating assets and liabilities
Accrued interest receivable	187	332	82
Accrued interest payable	245	(374)	(627)
Amounts receivable on derivative contracts	(914)	1,921	1,006
Amounts payable on derivative contracts	2,045	(2,849)	(1,601)
Net change in trading securities	483	(7,654)	7,170
Current income taxes	(2,706)	293	758
Restructuring payments	(52)	(336)	(139)
Insurance proceeds received	11	80	90
Other, net	2,470	3,227	(27)

	4,823	(1,286)	8,558

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	2,447	(8,500)	2,278
Obligations related to securities sold short	561	3,223	(2,777)
Net obligations related to securities lent or sold under repurchase agreements	(2,503)	9,678	(11,788)
Issue of subordinated indebtedness	1,250	250	—
Redemption/repurchase of subordinated indebtedness	(493)	(484)	(342)
Issue of preferred shares	133	550	800
Redemption of preferred shares	(648)	(208)	—
Issue of common shares	162	108	59
Purchase of common shares for cancellation	(1,238)	—	(313)
Net proceeds from treasury shares sold/purchased	11	—	—
Dividends	(971)	(771)	(738)
Other, net	(522)	(219)	(800)

	(1,811)	3,627	(13,621)

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(1,968)	(649)	1,610
Loans, net of repayments	(13,040)	(5,121)	(8,930)
Proceeds from securitizations	8,834	5,280	1,952
Purchase of investment securities	(12,977)	(24,009)	(32,418)
Proceeds from sale of investment securities	11,377	21,396	27,990
Proceeds from maturity of investment securities	3,138	5,050	7,439
Net securities borrowed or purchased under resale agreements	1,664	(3,809)	8,059
Net cash paid for acquisitions	—	—	(626)
Proceeds from divestitures	—	181	—
Purchase of land, buildings and equipment	(235)	(265)	(235)
Proceeds from disposal of land, buildings and equipment	18	3	7

	(3,189)	(1,943)	4,848

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(42)	(105)	(13)

Net (decrease) increase in cash and non-interest-bearing deposits with banks during year	(219)	293	(228)
Cash and non-interest-bearing deposits with banks at beginning of year	1,593	1,300	1,528

Cash and non-interest-bearing deposits with banks at end of year	$1,374	$1,593	$1,300

Cash interest paid	$4,577	$5,920	$6,641
Cash income taxes paid (recovered)	$3,356	$(364)	$249

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).

     A reconciliation of the impact on assets, liabilities, shareholders’ equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 27.

     The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The following paragraphs describe our significant accounting policies. New accounting policies adopted during the year are described in the Accounting changes section within Note 1.

Basis of consolidation

The consolidated financial statements include the accounts of all subsidiaries. Inter-company balances and transactions have been eliminated. Non-controlling interests in the net book value of subsidiaries are included in other liabilities. The non-controlling interests in net income of subsidiaries is included, net of income taxes, as a separate line item in the consolidated statements of income.

     Investments in companies, including investments held in the merchant banking portfolio, over which we have significant influence, are accounted for by the equity method, and are included in other assets. Our share of earnings from these investments is included in other non-interest income.

     Investments over which we exercise joint control are accounted for using the proportionate consolidation method, whereby our share of the assets, liabilities, revenue and expenses of these joint ventures is included in the consolidated financial statements.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at prevailing exchange rates at the dates of the consolidated financial statements. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from the translation are included in the consolidated statements of income.

     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars using month-end exchange rates at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in foreign currency translation adjustments.

     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, where the gain or loss is not expected to be realized in the foreseeable future.

Securities

Investment securities comprise debt and equity securities, including investments held in the merchant banking portfolio over which we have no significant influence, purchased with the intention of holding for a period of time in accordance with our originally established investment objectives but which may be sold in response to changes in such investment objectives arising from changing market conditions. Equity securities are stated at cost and debt securities at amortized cost. Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value, are included in investment securities gains (losses). Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.

     Dividends and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income.

     Trading securities are purchased for resale generally within a short period of time and are stated at fair value. Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or on other third-party evidence, as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading activities. Dividends and interest income are included in interest income.

     Loan substitute securities are accounted for in the same manner as loans. They represent after-tax financing arrangements, which provide issuers with tax-effective borrowings.

     Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short for trading purposes are included in trading activities.

Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statements of income. Obligations related to securities sold under repurchase agreements are treated as collateralized borrowing and represent the borrowing equivalent of securities purchased under resale agreements. Interest expense is accrued and reflected in other liabilities interest expense.

     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities are recorded as securities borrowed and securities lent, respectively. We monitor the market value of the securities borrowed and lent on a daily basis and call for additional collateral when appropriate. Interest on cash collateral paid and received is recorded in interest income and interest expense, respectively.

Loans

Loans are stated net of unearned income and allowance for credit losses. Interest income is recognized on an accrual basis.

Loan fees and origination costs

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan, and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees. Fees received for commitments that

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.

Impaired loans

We classify loans as impaired when, in our opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered or any specific allowance has been reversed, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan.

     Impaired loans are carried at their estimated net realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.

Allowance for credit losses

We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.

Specific allowance

We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loan and credit card, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears.

General allowance

The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances.

     The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans and off-balance sheet credit instruments, such as credit commitments and letters of credit.

     The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends.

     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical flow and loss rates.

     The level of the general allowance is determined by a number of factors, including the size, relative risk profiles and changes in credit quality of the portfolios, as well as economic trends. The parameters that drive the general allowance calculation are updated regularly, based on our experience and that of the market in general.

Loans held for sale

Loans transferred into the held for sale portfolio are recorded at the lower of their carrying or fair values on a loan-by-loan basis. Losses on transfer to loans held for sale determined to be credit related are charged to the provision for credit losses. Losses determined to be other than credit related are charged to other non-interest income. Subsequent to transfer, each loan held for sale is revalued at the lower of its fair value or carrying amount at initial designation as held for sale. Unrealized gains or losses arising from subsequent revaluations and realized gains and losses on sale are recognized in other non-interest income.

Securitizations

We periodically sell groups of loans or receivables to variable interest entities (VIEs) that issue securities to investors — a process referred to as securitization.

     Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.

     Gains or losses on transfers accounted for as sales are recognized in non-interest income and depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair value. However, as market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This may require us to estimate credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.

     Retained interests in securitized assets are classified as investment securities and stated at their original carrying amounts and are reviewed for impairment on a quarterly basis.

     Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income, and is reported separately in the consolidated statements of income.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Derivative instruments

Derivative instruments are contracts that require or provide an option to exchange cash flows or payments determined by applying certain rates, indices or changes therein to notional contract amounts.

     We use derivatives in two broadly defined activities: trading and asset/liability management (ALM).

Derivatives held for trading purposes

Our derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, we act as a derivatives dealer or market maker, and are prepared to transact with clients by quoting bid and offer prices, with the objective of yielding a spread for CIBC. We also take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

     All financial and commodity derivative instruments held for trading purposes, including derivatives used to hedge risks created by assets and liabilities that are marked-to-market, are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives held for trading. Otherwise, fair value is estimated, using pricing models that are based on current market quotations, wherever possible. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Realized and unrealized trading gains and losses are included in trading activities. Gains at inception of a derivative transaction are recognized when the fair value of that derivative is obtained from a quoted market price, is supported by reference to other observable market transactions, or is based upon a valuation technique that incorporates either directly observable market data or highly correlated and observable proxy market data. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation.

Derivatives held for ALM purposes

We use derivative instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities, including offsetting or modifying the interest rate risk of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.

Derivatives that qualify for hedge accounting

In order for a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Hedge relationships are designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The derivative must be effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationships.

     When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or groups of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenue and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized. For interest rate swaps, this accounting treatment results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statements of income at their hedged rates rather than their original contractual interest rates.

     Foreign currency derivative instruments that hedge foreign currency risk exposures from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses are recognized as foreign exchange other than trading within non-interest income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as foreign exchange other than trading within non-interest income.

     Foreign currency derivative instruments that hedge foreign currency exposures arising from net investments in foreign operations are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses, net of applicable taxes, are recognized in foreign currency translation adjustments. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials is accrued in foreign exchange other than trading within non-interest income.

     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and recognized as income when the committed or anticipated transactions occur. Anticipated transactions can be hedged only when the transactions are specifically identified, and it is probable that the anticipated transactions will occur.

     Premiums paid for options used for hedging purposes are amortized over the life of the contract or the term of the hedge, as appropriate.

     A hedging relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is de-recognized or if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or if the derivative instrument is no longer designated as a hedging instrument.

     If a hedging relationship is terminated, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred in other assets or other liabilities and recognized into income or expense on the same basis as gains, losses, revenue and expenses of the previously hedged item are recognized, generally by amortization over the remaining term of the hedged asset or liability.

Derivatives that do not qualify for hedge accounting

Derivatives held for ALM purposes that do not meet the requirements for hedge accounting are marked-to-market and stated at fair value. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation. Gains and losses on the derivatives are included in other non-interest income or foreign exchange other than trading, as appropriate.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as customers’ liability under acceptances.

Land, buildings and equipment

Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization. Amortization is recorded on a straight-line basis as follows:

Buildings	40 years
Computer equipment and software	2 to 7 years
Office furniture and other equipment	4 to 15 years
Leasehold improvements	Over estimated useful life

Gains and losses on disposal are reported in other non-interest income.

Goodwill and other intangible assets

We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.

     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit with its fair value. This fair value is determined using a market or income valuation approach incorporating factors such as projected cash flows, projected forward earnings and/or price earnings multiples. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing its carrying value with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.

     The impairment test for an other intangible asset with an indefinite life is carried out by comparing its carrying amount with its fair value, measured using valuation models which incorporate factors such as projected cash flows and market comparables.

     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment.

Future income taxes

We use the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Employee future benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.

     We accrue our obligations under employee benefit plans and related costs, net of plan assets. The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.

     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.

     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.

     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.

     The expected average remaining service life of employees covered by the defined benefit pension plans is 11 years (2003: 13 years). The expected average remaining service life of employees covered by the other benefit plans is 15 years (2003: 20 years).

     Accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in other assets and other liabilities.

     Valuation allowance is recognized when the accrued benefit asset for any plan is greater than the expected future benefit expected to be realized. A change in the valuation allowance is recognized in the consolidated statements of income for the period in which the change occurs.

     When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Stock-based compensation

We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.

     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by CIBC, together with the amount in contributed surplus, are credited to common share capital. No expense is recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received by CIBC are recorded as common share capital.

     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded over the applicable vesting period in compensation expense with a corresponding accrual in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.

     Compensation expense in respect of share-based awards under the Restricted Share Program is recognized in the year of grant upon meeting certain criteria in an amount equal to the sum to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period in an amount equal to the sum to be transferred to the trust. Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price and the change is recognized as a compensation expense or credit in the period in which the change occurs.

     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.

Earnings per share

Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.

     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted average of the number of incremental common shares included in each interim period.

Non-interest income

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees which are recognized over a 12-month period.

     Investment management and custodial, and mutual fund fees are included as fees for services. Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Accordingly, prepaid fees are deferred and amortized over the contract term. Mutual fund fees are recorded on an accrual basis.

Accounting changes

Hedge accounting

On November 1, 2003, we adopted the CICA AcG-13, “Hedging Relationships,” and the Emerging Issues Committee abstract (EIC) 128, “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments.” AcG-13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purposes of applying hedge accounting and the discontinuance of hedge accounting. EIC-128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income.

     Upon adoption of AcG-13, all hedging relationships that ceased to be eligible for hedge accounting were terminated as of that date. In compliance with the transitional provisions of AcG-13, the difference between the carrying and fair values of all hedging instruments in these hedging relationships was deferred for amortization over the hedge terms, ranging primarily from one to five years. The impact of recognizing derivatives at fair value in respect of hedge relationships that were terminated as of November 1, 2003, resulted in an increase in derivative instruments market valuation assets and liabilities of $763 million and $920 million, respectively, and an increase to other liabilities and other assets of $763 million and $920 million, respectively.

Equity-linked deposit contracts

On November 1, 2003, we adopted the CICA AcG-17, “Equity-linked Deposit Contracts.” This guideline pertains to certain deposit obligations, such as equity-linked GICs or equity-linked notes where the deposit obligation varies according to the performance of certain equity levels or indices. These deposit obligations may be subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. Under AcG-17, we separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other non-interest income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense. Upon adoption of AcG-17, the change in carrying value of the deposit obligations and any adjustments resulting from the cessation of hedge accounting have been credited to opening retained earnings. This resulted in a $6 million after-tax credit to opening retained earnings ($9 million pre-tax).

Mortgage commitments

Concurrent with the November 1, 2003 adoption of AcG-13, we voluntarily changed our accounting policy for residential mortgage interest rate commitments. These commitments are given out to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Under this change in accounting

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

policy, we carry both our liability to the retail client (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other non-interest income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgages that result. The impact of this change in accounting policy on consolidated financial statements was not significant.

Generally accepted accounting principles

On November 1, 2003 we prospectively adopted the CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. As a result of the adoption of this section, the following changes in accounting policies were applied prospectively:

•	We began to equity account for investments held in the merchant banking portfolio, where we have an ability to exert significant influence in the decision making process of the investee. The impact of the change on the consolidated financial statements was not significant.

•	We commenced the treasury stock method of accounting for CIBC share positions held within trading portfolios. As a result, common shares increased by $11 million as at October 31, 2004 and contributed surplus increased by $6 million during the year.

•	Beginning November 1, 2003, any debt or deposit instruments issued by CIBC that are held within trading portfolios are treated as a reduction of the appropriate debt or deposit obligation. Upon subsequent resale of the instruments, any gains or losses are deferred and amortized over their remaining lives. The impact of the change on the consolidated financial statements was not significant, and

•	Certain payment clearing amounts due from and due to financial institutions previously included in other liabilities are treated separately as cash and deposit liabilities with banks, respectively. The impact of the change on the consolidated balance sheets was not significant.

2003 and 2002 financial information

Certain 2003 and 2002 financial information has been reclassified, where necessary, to conform with the presentation adopted in 2004.

Future accounting policy changes

A description of future Canadian accounting policy changes is provided in Note 29.

Note 2 SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

2004

Acquisitions and dispositions

On August 18, 2004, we announced the sale of Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for consideration of US$293 million ($357 million at the October 31, 2004 exchange rate), subject to certain adjustments. The transaction closed on December 1, 2004. We expect to recognize a pre-tax gain of approximately $116 million in the first quarter of 2005. The final amount of the gain is dependent on a number of variables, including the adjustments noted above, that will be determined after the closing date of the transaction.

     Earlier in the year, we purchased the remaining common shares from non-management shareholders and exercised our option to purchase shares from the remaining non-controlling preferred shareholders of Juniper. As a result, goodwill and other intangible assets, in the form of credit card relationships (customer relationships), increased by $22 million and $10 million, respectively.

     As of October 31, 2004, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The results of operations of Juniper were included in Corporate and Other.

2003

Dispositions

In 2003, we sold our Oppenheimer private client and asset management businesses in the U.S. (the Oppenheimer sale) for $354 million to Fahnestock Viner Holdings Inc., which was subsequently renamed Oppenheimer & Co. Inc. (Oppenheimer) and recorded a pre-tax gain on the sale of $58 million in other non-interest income. As part of the sale consideration, we received US$161 million ($245 million as at January 31, 2003) of exchangeable debentures that can be exchanged, under certain circumstances, for non-voting Class A shares of Oppenheimer.

     In 2003, we sold our 51% interest in INTRIA-HP Corporation, a technology outsourcing company, and other related assets to Hewlett-Packard (Canada) Co. (HP). The impact of the sale was not significant. In addition, we entered into a seven-year outsourcing agreement with HP to provide us with comprehensive information technology services valued at approximately $2 billion, beginning November 1, 2002.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 3 SECURITIES

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2004 total		2003 total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)
Investment securities
Securities issued or guaranteed by:
Canadian federal government	$1,654	3.6%	$2,092	4.0%	$34	5.4%	$267	8.0%	$—	—%	$4,047	4.1%	$3,373	3.8%
Other Canadian governments	18	2.2	29	2.9	—	—	317	6.9	—	—	364	6.3	557	6.0
U.S. Treasury	1	—	—	—	4,987	3.6	—	—	—	—	4,988	3.6	5,445	3.6
Other U.S. agencies	—	—	—	—	171	6.9	889	6.6	—	—	1,060	6.6	1,344	6.7
Other foreign governments	34	6.3	9	4.3	246	7.5	—	—	—	—	289	7.3	337	7.0
Mortgage-backed securities(2)	348	4.1	1,348	4.2	243	6.3	802	4.3	—	—	2,741	4.4	3,252	5.5
Asset-backed securities	4	5.8	101	3.7	104	6.2	10	—	—	—	219	4.8	207	2.4
Corporate debt	177	2.9	4	5.9	7	6.0	—	—	—	—	188	3.1	256	4.9
Corporate equity	119	4.8	105	5.5	49	3.0	—	—	236	—	509	2.5	766	0.8
Private debt	177	6.2	115	9.0	254	4.1	27	13.0	—	—	573	6.2	1,014	5.8
Private equity	94	5.4	—	—	—	—	—	—	445	—	539	—	768	1.6

Total debt securities
Carrying value	$2,413		$3,698		$6,046		$2,312		$—		$14,469		$15,785
Fair value	$2,433		$3,723		$6,003		$2,538		$—		$14,697		$15,904

Total equity securities
Carrying value	$213		$105		$49		$—		$681		$1,048		$1,534
Fair value(3)	$215		$110		$59		$—		$1,172		$1,556		$2,116

Total investment securities
Carrying value	$2,626		$3,803		$6,095		$2,312		$681		$15,517		$17,319
Fair value(3)	$2,648		$3,833		$6,062		$2,538		$1,172		$16,253		$18,020

Trading securities(4)
Securities issued or guaranteed by:
Canadian federal government	$8,592		$1,664		$687		$300		$—		$11,243		$11,805
Other Canadian governments	344		925		689		663		—		2,621		1,824
U.S. Treasury and agencies	3,062		564		31		194		—		3,851		4,913
Other foreign governments	17		23		127		15		—		182		120
Corporate debt	5,744		1,528		1,050		3,267		491		12,080		10,829
Corporate equity	—		3		1		—		21,818		21,822		22,791

Total trading securities	$17,759		$4,707		$2,585		$4,439		$22,309		$51,799		$52,282

Loan substitute securities(5)
Carrying value	$—		$—		$—		$—		$—		$—		$27	3.5%

Total securities
Carrying value	$20,385		$8,510		$8,680		$6,751		$22,990		$67,316		$69,628
Fair value(3)	$20,407		$8,540		$8,647		$6,977		$23,481		$68,052		$70,329

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the book yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities issued or guaranteed by government, having a carrying value of $1.9 billion (2003: $1.7 billion) and a fair value of $1.9 billion (2003: $1.7 billion).

(3)	The fair value of publicly traded equity investment securities does not take into account any adjustments for resale restrictions that expire within one year, adjustments for liquidity or future expenses.

(4)	As trading securities are recorded at fair value, carrying value equals fair value.

(5)	The carrying value of loan substitute securities approximates fair value.

FAIR VALUE OF INVESTMENT SECURITIES

	2004				2003
	Carrying	Unrealized	Unrealized	Fair	Carrying	Unrealized	Unrealized	Fair
$ millions, as at October 31	value	gains	losses	value	value	gains	losses	value
Securities issued or guaranteed by:
Canadian federal government	$4,047	$93	$(3)	$4,137	$3,373	$74	$(1)	$3,446
Other Canadian governments	364	55	(1)	418	557	44	(1)	600
U.S. Treasury	4,988	—	(176)	4,812	5,445	—	(339)	5,106
Other U.S. agencies	1,060	107	—	1,167	1,344	130	—	1,474
Other foreign governments	289	47	—	336	337	54	—	391
Mortgage-backed securities(1)	2,741	57	(2)	2,796	3,252	92	(36)	3,308
Asset-backed securities	219	5	(1)	223	207	12	(1)	218
Corporate debt	188	1	—	189	256	11	(1)	266
Corporate equity(2)	509	428	(7)	930	766	586	(29)	1,323
Private debt	573	60	(14)	619	1,014	118	(37)	1,095
Private equity	539	154	(67)	626	768	47	(22)	793

	$15,517	$1,007	$(271)	$16,253	$17,319	$1,168	$(467)	$18,020

(1)	Includes securities issued or guaranteed by government, with a carrying value of $1.9 billion (2003: $1.7 billion) and a fair value of $1.9 billion (2003: $1.7 billion).

(2)	Includes certain securities hedged by forward sale contracts, collars and foreign exchange contracts with a range of maturities from 2006 — 2007. The unrealized gains related to these securities would decrease by $15 million (2003: $2 million) as a result of these hedges.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

For investments where the fair value is less than the carrying value the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
$ millions, as at October 31	value	losses	value	losses	value	losses
Investment securities
Securities issued or guaranteed by:
Canadian federal government	$1,923	$(3)	$—	$—	$1,923	$(3)
Other Canadian governments	47	(1)	—	—	47	(1)
U.S. Treasury	1	—	4,811	(176)	4,812	(176)
Other U.S. agencies	—	—	—	—	—	—
Other foreign governments	—	—	—	—	—	—
Mortgage-backed securities	267	(1)	33	(1)	300	(2)
Asset-backed securities	8	(1)	—	—	8	(1)
Corporate debt	—	—	—	—	—	—
Corporate equity	7	(2)	7	(5)	14	(7)
Private debt	36	(14)	3	—	39	(14)
Private equity	62	(60)	15	(7)	77	(67)

	$2,351	$(82)	$4,869	$(189)	$7,220	$(271)

As at October 31, 2004, the carrying value of approximately 140 investment securities exceeded their fair value by $271 million. The securities that have been in a gross unrealized loss position for more than a year include approximately 15 securities, with a gross unrealized loss of $189 million.

     We have determined that any unrealized losses on our investment securities are temporary in nature. We conduct a quarterly review to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The review of impairment generally entails:

•	Identification and evaluation of investments with indications of possible impairment

•	Analysis of individual investments that have a fair value of less than cost or amortized cost, including consideration of the length of time the investment has been in an unrealized position

•	Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments

•	Documentation of the results of these analyses

The following table presents realized gains and losses on investment securities:

REALIZED GAINS AND LOSSES ON INVESTMENT SECURITIES

$ millions, for the years ended October 31	2004	2003	2002
Realized gains	$494	$281	$1,006
Realized losses and impairment write-downs	(258)	(388)	(1,174)

Net realized gains (losses) on investment securities	$236	$(107)	$(168)

Note 4 LOANS

	2004					2003
	Gross	Specific	General	Total		Gross	Specific	General	Total
$ millions, as at October 31	amount	allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total
Residential mortgages	$72,592	$17	$22	$39	$72,553	$70,014	$18	$27	$45	$69,969
Personal(1)	26,311	237	285	522	25,789	23,390	266	247	513	22,877
Credit card	8,689	133	209	342	8,347	9,305	134	81	215	9,090
Business and government	31,737	413	509	922	30,815	33,177	434	745	1,179	31,998

	$139,329	$800	$1,025	$1,825	$137,504	$135,886	$852	$1,100	$1,952	$133,934

(1)	Includes $312 million (2003: $330 million), including a non-recourse portion of approximately $151 million (2003: $154 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $160 million (2003: $151 million) relate to individuals who are no longer employed by CIBC.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

LOAN MATURITIES

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2004
$ millions, as at October 31	1 year	years	years	10 years	Total
Residential mortgages	$12,296	$56,924	$3,202	$170	$72,592
Personal	19,414	6,783	114	—	26,311
Credit card	8,689	—	—	—	8,689
Business and government	19,860	8,269	1,836	1,772	31,737

	$60,259	$71,976	$5,152	$1,942	$139,329

ALLOWANCE FOR CREDIT LOSSES

	Specific allowance			General allowance					Total allowance
$ millions, as at or for the years ended October 31	2004	2003	2002	2004		2003		2002	2004	2003	2002
Balance at beginning of year	$856	$1,039	$1,045	$1,100		$1,250		$1,250	$1,956	$2,289	$2,295
Provision for (reversal of) credit losses	703	1,293	1,500	(75)	(1)	(150	)(1)	—	628	1,143	1,500
Write-offs	(960)	(1,312)	(1,705)	—		—		—	(960)	(1,312)	(1,705)
Recoveries	215	182 (2)	217 (2)	—		—		—	215	182	217
Transfer to loans held for sale (Note 5)	—	(292)	—	—		—		—	—	(292)	—
Foreign exchange and other adjustments	(11)	(54)	(18)	—		—		—	(11)	(54)	(18)

Balance at end of year	$803	$856	$1,039	$1,025		$1,100		$1,250	$1,828	$1,956	$2,289

Comprised of: Loans	$800	$852	$1,038	$1,025		$1,100		$1,250	$1,825	$1,952	$2,288
Letters of credit(3)	2	1	1	—		—		—	2	1	1
Loan substitute securities(4)	1	3	—	—		—		—	1	3	—

(1)	Represents reversal of the allowance.

(2)	Includes credit protection purchased from third parties.

(3)	Allowance on letters of credit is included in other liabilities.

(4)	Allowance on loan substitute securities is included in securities.

IMPAIRED LOANS

	2004			2003
	Gross	Specific		Gross	Specific
$ millions, as at October 31	amount	allowance	Net total	amount	allowance	Net total
Residential mortgages	$120	$17	$103	$177	$18	$159
Personal(1)	266	237	29	224	266	(42)
Credit card(1)	—	133	(133)	—	134	(134)
Business and government	722	413	309	887	434	453

Total impaired loans	1,108	800	308	1,288	852	436
Loan substitute securities	1	1	—	30	3	27
Loans held for sale	—	—	—	58	—	58

Total impaired loans, loan substitute securities and loans held for sale(2)	$1,109	$801	$308	$1,376	$855	$521

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans, as individual loans are generally classified as impaired when repayment of principal or payment of interest is contractually 90 days in arrears.

(2)	Average balance of gross impaired loans, loan substitute securities and loans held for sale amounts to $1.2 billion (2003: $2.0 billion).

As at October 31, 2004, other past due loans totalled $55 million (2003: $64 million), of which $54 million (2003: $64 million) were in Canada and $1 million (2003: nil) were outside Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.

     As at October 31, 2004, the interest entitlements on loans classified as impaired totalled $73 million (2003: $60 million; 2002: $114 million), of which $57 million (2003: $44 million; 2002: $60 million) were in Canada and $16 million (2003: $16 million; 2002: $54 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $73 million (2003: $49 million; 2002: $84 million), of which $63 million (2003: $34 million; 2002: $33 million) were in Canada and $10 million (2003: $15 million; 2002: $51 million) were outside Canada.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 5 LOANS HELD FOR SALE

In 2003, we transferred business and government loans amounting to $2.1 billion, and total authorizations of $2.9 billion, with the associated allowance for credit losses of $64 million into a held for sale portfolio. On transfer, the loans held for sale were further reduced by a provision for credit losses of $228 million and losses of $23 million recorded in other non-interest income.

     During the year, we sold loans held for sale amounting to $1.3 billion (2003: $493 million), with total authorizations of $2.0 billion (2003: $925 million) for a gain of $142 million (2003: $22 million), which was included in other non-interest income. As at October 31, 2004, the net amount of loans held for sale was nil (2003: $1.3 billion), with total authorizations of $17 million (2003: $1.9 billion).

Note 6 SECURITIZATIONS

During the year, we securitized fixed- and variable-rate guaranteed residential mortgages of $7.9 billion (2003: $4.7 billion) through the creation of mortgage-backed securities, and subsequently sold $7.3 billion (2003: $4.4 billion) of those securities. We received net cash proceeds of $7.3 billion (2003: $4.4 billion) and retained the rights to future excess interest on residential mortgages valued at $153 million (2003: $106 million). A pre-tax gain on the sale, net of transaction costs, of $52 million (2003: $42 million) was recognized as income from securitized assets. We retained responsibility for servicing the mortgages and recognize revenue as these services are provided. The key assumptions used to value the sold and retained interests include prepayment rates of 12% to 40% (2003: 12.0% to 42.6%) and discount rates of 2.4% to 4.6% (2003: 3.7% to 4.4%). There are no expected credit losses as the mortgages are guaranteed.

     During the year, we sold $1.4 billion of Canadian credit card receivables through a securitization transaction to a trust that issued securities. We received cash proceeds of $1.4 billion and retained the rights to future excess interest on the receivables with a carrying value of $8 million. In addition, we purchased $92 million of subordinated notes issued by the trust at par. There was no significant gain or loss, net of transaction costs. The key assumptions used to value the retained future excess spreads include payment rate of 42.5%, loan loss rate of 4.0% and a discount rate of 9.0%. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided.

     During the year, we sold $159 million (2003: $926 million) of U.S. credit card receivables through securitization transactions to a trust. We received cash proceeds of $160 million (2003: $926 million) and we also funded the cash reserve account and retained other subordinated interests in the trust. There was no significant gain or loss in 2004 or 2003, net of transaction costs. The total outstanding retained interests, as at October 31, 2004, were $63 million (2003: $68 million). In addition, we retained servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided.

     A servicing asset or liability is not generally recognized in these securitizations because we receive adequate compensation for the servicing that we provide with respect to the transferred assets.

     The following table summarizes certain cash flows as a result of securitization activity:

		Commercial	Residential	Credit
$ millions, for the years ended October 31		mortgages	mortgages	card loans
2004	Proceeds from new securitizations	$—	$7,282	$1,552
	Proceeds from collections reinvested in previous credit card securitizations	—	—	6,571
	Servicing fees received	4	25	34
	Other cash flows received on retained interests	—	95	63

2003	Proceeds from new securitizations	$—	$4,354	$926
	Proceeds from collections reinvested in previous credit card securitizations	—	—	8,733
	Servicing fees received	5	11	35
	Other cash flows received on retained interests	1	52	108

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.

     The sensitivities are hypothetical and should be viewed with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests, is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

		Commercial	Residential	Credit	Non-investment
$ millions, as at October 31		mortgages	mortgages	card loans(1)	grade loans(2)
2004	Carrying amount of retained interests	$11	$231	$107	$—
	Fair value of retained interests	15	248	108	—
	Weighted-average remaining life (in years)	1	4	0.2	—
	Prepayment/payment rate	n/a (3)	7.0-39.0%	42.5% (4)	—
	Impact on fair value of a 10% adverse change	—	(10)	(1)	—
	Impact on fair value of a 20% adverse change	—	(20)	(2)	—
	Expected credit losses	—	n/a (5)	4.0%	—
	Impact on fair value of a 10% adverse change	—	—	(1)	—
	Impact on fair value of a 20% adverse change	—	—	(3)	—
	Residual cash flows discount rate (annual rate)	4.2%	2.6-5.7%	9.0%	—
	Impact on fair value of a 10% adverse change	—	(1)	—	—
	Impact on fair value of a 20% adverse change	—	(2)	—	—

2003	Carrying amount of retained interests	$13	$175	$80	$117
	Fair value of retained interests	13	168	80	117

(1)	Does not include $63 million carrying value of retained interests for Juniper, due to its disposition (Note 2).

(2)	Repaid during the year.

(3)	Not applicable as these retained interests are not subject to prepayment risk.

(4)	Monthly payment rate.

(5)	Not applicable as these mortgages are guaranteed.

Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

		Commercial	Residential	Credit	Non-investment
% of outstanding loans, as at October 31		mortgages	mortgages(1)	card loans	grade loans
2004	Actual and projected credit losses	0.2%	n/a	4.0%	—

2003	Actual and projected credit losses	0.2%	n/a	3.4-5.4%	11.0%

(1)	Static pool losses are not applicable to residential mortgages as the mortgages are guaranteed.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

The following table summarizes the loan principal, impaired and net credit losses for total loans reported on our consolidated balance sheets and loans securitized:

		$ millions, as at or for the years ended October 31
		Total	Impaired
		principal	and	Net
		amount of	other past	credit
Type of loan		loans	due loans	losses(1)
2004	Residential mortgages	$84,392	$145	$2
	Personal	26,311	285	228
	Credit card	11,889	64	512
	Business and government(2)	31,837	735	11

	Total loans reported and securitized(3)	154,429	1,229	753

	Less loans securitized:
	Residential mortgages	11,800	2	—
	Credit card	3,200	64	125
	Business and government(2)	100	—	—

	Total loans securitized	15,100	66	125

	Loans reported before allowance for credit losses	$139,329	$1,163	$628

2003	Residential mortgages	$77,114	$204	$3
	Personal	23,390	242	170
	Credit card	11,405	56	484
	Business and government(2)	33,477	909	360

	Total loans reported and securitized(3)	145,386	1,411	1,017

	Less loans securitized:
	Residential mortgages	7,100	3	—
	Credit card	2,100	56	105
	Business and government(2)	300	—	—

	Total loans securitized	9,500	59	105

	Loans reported before allowance for credit losses	$135,886	$1,352	$912

(1)	Excludes credit losses from loans held for sale and loan substitute securities.

(2)	Includes commercial mortgages and investment grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which we continue to manage.

Note 7 LAND, BUILDINGS AND EQUIPMENT

	2004			2003
		Accumulated	Net book	Net book
$ millions, as at October 31	Cost	amortization(1)	value	value
Land(2)	$256	$—	$256	$61
Buildings(2)	979	206	773	985
Computer equipment and software	1,828	1,461	367	483
Office furniture and other equipment	1,053	519	534	372
Leasehold improvements	586	409	177	192

	$4,702	$2,595	$2,107	$2,093

(1)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $264 million (2003: $275 million; 2002: $333 million).

(2)	Land and buildings include amounts of $197 million and $503 million, respectively, in respect of a building (300 Madison) for which CIBC guaranteed the construction debt, and for which we are deemed to have ownership for accounting purposes. Construction of the building was completed in January 2004, with CIBC’s prime lease effective February 2004.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 8 GOODWILL AND OTHER INTANGIBLE ASSETS

We completed our annual impairment testing on goodwill and other intangible assets and determined that no impairment write-downs were required. The changes in the carrying amount of goodwill are as follows:

		CIBC Retail	CIBC Wealth	CIBC World	Corporate	CIBC
$ millions, as at or for the years ended October 31		Markets	Management	Markets	and Other	Total
2004	Balance at beginning of year	$23	$866	$60	$96	$1,045
	Acquired	—	1	—	22(1)	23
	Adjustments(2)	—	(3)	(3)	(7)	(13)

	Balance at end of the year	$23	$864	$57	$111	$1,055

2003	Balance at beginning of year	$23	$882	$171	$2	$1,078
	Adjustments(2)	—	(16)	(4)	(13)	(33)
	Reclassifications(3)	—	—	(107)	107	—

	Balance at end of the year	$23	$866	$60	$96	$1,045

(1)	Pertains to the purchase of additional shares of Juniper (Note 2).

(2)	Includes foreign currency translation and other purchase price equation adjustments.

(3)	Pertains to reclassification of Juniper from CIBC World Markets to Corporate and Other, effective November 1, 2002.

The components of other intangible assets are as follows:

	2004			2003
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
$ millions, as at October 31	amount	amortization(1)	amount	amount	amortization(1)	amount
Finite-lived other intangible assets
Customer relationships	$168	$61	$107	$150	$41	$109
Contract based	51	30	21	51	21	30
Other	4	4	—	4	4	—

	223	95	128	205	66	139
Indefinite-lived other intangible assets
Contract based	116	—	116	116	—	116

Total other intangible assets	$339	$95	$244	$321	$66	$255

(1)	Accumulated amortization for the year increased by $29 million (2003: $(15) million; 2002: $32 million) of which $16 million (2003: $20 million; 2002: $32 million) related to amortization charges with the remainder being foreign currency translation and other adjustments.

The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions
2005	$14
2006	13
2007	11
2008	10
2009	10

Note 9 OTHER ASSETS

$ millions, as at October 31	2004	2003
Accrued interest receivable	$904	$1,091
Accrued benefit asset (Note 17)	915	747
Brokers’ client accounts	885	697
Future income tax asset (Note 19)	1,239	1,475
Other prepayments and deferred items	1,655	998
Investments in limited partnerships	890	1,326
Equity-accounted investments(1)	1,104	875
Cheques and other items in transit, net	718	—
Derivative collateral receivable	1,420	1,104
Current income tax receivable	357	—
Other	1,595	2,340

	$11,682	$10,653

(1)	Includes $129 million (2003: nil), in equity-accounted limited partnership investments, upon adoption of the CICA handbook section 1100, “Generally Accepted Accounting Principles,” prospectively as of November 1, 2003.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 10 DEPOSITS

			Payable on a fixed date (1)
	Payable on	Payable after	Within	1 to	2 to	3 to	4 to	Over	2004	2003
$ millions, as at October 31	demand(2)	notice(3)	1 year	2 years	3 years	4 years	5 years	5 years	total	total
Personal	$4,999	$31,280	$21,272	$6,363	$5,093	$1,419	$1,587	$36	$72,049	$69,202
Business and government	17,947	6,382	53,711	7,707	5,896	7,318	4,167	3,577	106,705	106,768
Bank	856	33	9,935	—	28	—	—	971	11,823	12,160

	$23,802	$37,695	$84,918	$14,070	$11,017	$8,737	$5,754	$4,584	$190,577	$188,130

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$11,420	$8,971
In foreign offices									280	269
Interest-bearing deposits
In domestic offices									126,573	116,516
In foreign offices									51,380	59,775
U.S. federal funds purchased									924	2,599

									$190,577	$188,130

(1)	Deposits payable on a fixed date include all deposits which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(2)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(3)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

Note 11 OTHER LIABILITIES

$ millions, as at October 31	2004	2003
Accrued interest payable	$1,308	$1,063
Accrued benefit liability (Note 17)	760	708
Current income tax payable	—	1,790
Gold and silver certificates	34	90
Brokers’ client accounts	2,210	2,211
Derivative collateral payable	1,149	1,161
Cheques and other items in transit, net	—	788
Deferred gain on sale of real estate properties(1)	79	94
Other deferred items	579	316
Restructuring accrual (Note 18)	15	85
Accrued expenses	960	866
Non-controlling interests in subsidiaries	39	22
Other	6,164	4,804

	$13,297	$13,998

(1)	The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 12 SUBORDINATED INDEBTEDNESS

The indebtedness included in the table below is unsecured and subordinated to deposits and other liabilities. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding.

TERMS OF SUBORDINATED INDEBTEDNESS

$ millions, as at October 31
				Earliest date redeemable by CIBC
Interest rate				At greater of Canada			Denominated
%		Maturity date		Yield Price(1) and par	At par		in foreign currency			2004	2003
11.125		February 10, 2004	(2)							$—	$1
7.10		March 10, 2004	(2)	March 10, 1999						—	67
8.55		May 12, 2005		May 12, 2000						1	1
8.65		August 22, 2005		August 22, 2000						24	24
6.50	(3)	October 21, 2009		October 21, 1999	October 21, 2004	(2)				—	400
7.40	(3)	January 31, 2011			January 31, 2006					250	250
8.15	(3)	April 25, 2011		April 25, 2001	April 25, 2006					250	250
7.00	(3)	October 23, 2011		October 23, 2001	October 23, 2006					250	250
Floating	(4)	August 14, 2012			August 14, 2007		US$	300 million		366	396
4.75	(3)	January 21, 2013		January 20, 2003	January 21, 2008					250	250
5.89	(3)	February 26, 2013		February 26, 1998	February 26, 2008					120	120
4.25	(3)	June 1, 2014		May 6, 2004	June 1, 2009					750	—
4.50	(3)	October 15, 2014		September 14, 2004	October 15, 2009					500	—
9.65		October 31, 2014		November 1, 1999						250	250
8.70		May 25, 2029	(5)							25	25
11.60		January 7, 2031		January 7, 1996						200	200
10.80		May 15, 2031		May 15, 2021						150	150
8.70		May 25, 2032	(5)							25	25
8.70		May 25, 2033	(5)							25	25
8.70		May 25, 2035	(5)							25	25
Floating	(6)	July 31, 2084			July 27, 1990		US$	232 million	(8)	283	331
Floating	(7)	August 31, 2085			August 20, 1991		US$	119 million	(9)	145	157

										$3,889	$3,197

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Redeemed for cash during the year.

(3)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(4)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$ LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$ LIBOR plus 1.35%.

(5)	Not redeemable prior to maturity date.

(6)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(7)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(8)	US$19 million of the indebtedness was repurchased for cash during the year (2003: US$4 million).

(9)	US$7 million of the indebtedness was repurchased for cash during 2003.

The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:

REPAYMENT SCHEDULE

$ millions	2004
Within 1 year	$25
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	3,864

Total	$3,889

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 13 SHARE CAPITAL

Preferred shares

An unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion.

Common shares

An unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.

Share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated below. Each series, except as noted below, provides CIBC and the shareholders with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to Superintendent of Financial Institutions, Canada consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

    On June 17, 2004, we issued 13.3 million Preferred Share Units for a total consideration of $133 million. Each Preferred Share Unit consists of one Non-cumulative Redeemable Class A Series 28 Preferred Share with a par value of $10.00 and one Non-cumulative Redeemable Class A Series 29 Preferred Share Purchase Warrant. The holder of a Series 28 Preferred Share has the right to convert on November 1, 2004, February 1, 2005 or May 1, 2005, such Series 28 Preferred Share into 0.4 of a Non-cumulative Redeemable Class A Series 29 Preferred Share, provided such holder concurrently exercises one Warrant. The concurrent exercise of one Warrant together with a payment of $15.00 per Warrant will entitle the holder to acquire 0.6 of a Series 29 Preferred Share. Consequently, each Preferred Share Unit will entitle the holder to obtain one fully paid and freely tradeable Series 29 Preferred Share with a par value of $25.00. All conversion rights of the holder of a Series 28 Preferred Share and all Warrants that have not been exercised for any reason by May 1, 2005 will terminate.

    Subsequent to year-end, on November 1, 2004, 11.7 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of the Warrants, resulting in paid-up capital for the Class A Series 29 Preferred Shares of $293 million.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

TERMS OF CLASS A PREFERRED SHARES

						Conversion for common shares
	Quarterly		Specified	Cash redemption		CIBC’s	Shareholders’
	dividends per share(1)		redemption date	price per share		conversion date	conversion date
Series 18		$0.343750	October 29, 2012		$25.00	not convertible	not convertible

Series 19		$0.309375	April 30, 2008		$25.75	April 30, 2008	April 30, 2013
			April 30, 2009		25.60
			April 30, 2010		25.45
			April 30, 2011		25.30
			April 30, 2012		25.15
			April 30, 2013		25.00

Series 20	US$	0.321875	October 31, 2005	US$	25.50	October 31, 2005	April 30, 2008
			October 31, 2006		25.25
			October 31, 2007		25.00

Series 21		$0.375000	July 31, 2005		$26.00	July 31, 2005	July 31, 2010
			July 31, 2006		25.75
			July 31, 2007		25.50
			July 31, 2008		25.25
			July 31, 2009		25.00

Series 22	US$	0.390625	July 31, 2005	US$	26.00	July 31, 2005	July 31, 2010
			July 31, 2006		25.75
			July 31, 2007		25.50
			July 31, 2008		25.25
			July 31, 2009		25.00

Series 23		$0.331250	October 31, 2007		$25.75	October 31, 2007	July 31, 2011
			October 31, 2008		25.50
			October 31, 2009		25.25
			October 31, 2010		25.00

Series 24		$0.375000	January 31, 2007		$26.00	January 31, 2007	not convertible
			January 31, 2008		25.75
			January 31, 2009		25.50
			January 31, 2010		25.25
			January 31, 2011		25.00

Series 25		$0.375000	July 31, 2007		$26.00	July 31, 2007	not convertible
			July 31, 2008		25.75
			July 31, 2009		25.50
			July 31, 2010		25.25
			July 31, 2011		25.00

Series 26		$0.359375	April 30, 2008		$26.00	April 30, 2008	not convertible
			April 30, 2009		25.75
			April 30, 2010		25.50
			April 30, 2011		25.25
			April 30, 2012		25.00

Series 27		$0.350000	October 31, 2008		$26.00	October 31, 2008	not convertible
			October 31, 2009		25.75
			October 31, 2010		25.50
			October 31, 2011		25.25
			October 31, 2012		25.00

Series 28		$0.135000	June 17, 2009		$10.00	not convertible	February 1, 2005(2)
	until October 31, 2004 and $0.02 thereafter						May 1, 2005(2)

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

(2)	Convertible into one Series 29 Preferred Share upon surrender of one Series 28 Preferred Share, exercise of one Series 29 Preferred Share Purchase Warrant and cash payment of $15.00.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

OUTSTANDING SHARES AND DIVIDENDS PAID

	2004					2003					2002
As at or for the years	Shares outstanding		Dividends paid			Shares outstanding		Dividends paid			Shares outstanding		Dividends paid
ended October 31	No. of shares	$ millions	$ millions	$ per share		No. of shares	$ millions	$ millions	$ per share		No. of shares	$ millions	$ millions	$ per share
Class A Preferred Shares
Fixed-rate shares entitled to non-cumulative dividends
Series 14	—	$—	$—		$—	—	$—	$9		$1.12	8,000,000	$200	$12		$1.49
Series 15	—	—	13		1.07	12,000,000	300	17		1.41	12,000,000	300	17		1.41
Series 16	—	—	10	US	1.41	5,500,000	181	11	US	1.41	5,500,000	214	12	US	1.41
Series 17	—	—	9		1.36	6,500,000	162	9		1.36	6,500,000	162	9		1.36
Series 18	12,000,000	300	16		1.38	12,000,000	300	16		1.38	12,000,000	300	16		1.38
Series 19	8,000,000	200	10		1.24	8,000,000	200	10		1.24	8,000,000	200	10		1.24
Series 20	4,000,000	121	7	US	1.29	4,000,000	132	7	US	1.29	4,000,000	156	8	US	1.29
Series 21	8,000,000	200	12		1.50	8,000,000	200	12		1.50	8,000,000	200	12		1.50
Series 22	4,000,000	122	8	US	1.56	4,000,000	132	9	US	1.56	4,000,000	156	10	US	1.56
Series 23	16,000,000	400	21		1.33	16,000,000	400	21		1.33	16,000,000	400	21		1.33
Series 24	16,000,000	400	24		1.50	16,000,000	400	24		1.50	16,000,000	400	21		1.30
Series 25	16,000,000	400	24		1.50	16,000,000	400	24		1.50	16,000,000	400	13		0.80
Series 26	10,000,000	250	14		1.44	10,000,000	250	11		1.09	—	—	—		—
Series 27	12,000,000	300	19		1.55	12,000,000	300	—		—	—	—	—		—
Series 28	13,250,000	133	3		0.20	—	—	—		—	—	—	—		—

Total preferred share capital and dividends		$2,826	$190				$3,357	$180				$3,088	$161

Common shares
Total common share capital at beginning of year	362,042,914	$2,950				359,064,369	$2,842				363,187,931	$2,827
Issued pursuant to stock option plans	3,666,817	162				2,978,545	108				1,562,438	59
Purchase of common shares for cancellation	(18,359,200)	(154)				—	—				(5,686,000)	(44)
Treasury shares (Note 1)	137,941	11				—	—				—	—

Total common share capital and dividends	347,488,472	$2,969	$781		$2.20	362,042,914	$2,950	$591		$1.64	359,064,369	$2,842	$577		$1.60

Total dividends paid			$971					$771					$738

Restrictions on the payment of dividends

We are prohibited by the Bank Act (Canada) from declaring or paying any dividends on our preferred or common shares if there are reasonable grounds for believing that we are, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by The Office of the Superintendent of Financial Institutions, Canada (OSFI) regarding our capital or liquidity.

     In addition, we are prohibited under section 79 of the Bank Act from declaring or paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends we have declared in that year would exceed the aggregate of our net income up to that day in that year and our retained net income for the preceding two financial years.

     Our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends that are then payable have been declared and paid or set apart for payment.

Shareholder Investment Plan

Under the Shareholder Investment Plan, eligible shareholders have the right to participate in one or more of the Dividend Reinvestment Option, the Share Purchase Option and the Stock Dividend Option.

Shares reserved for issue

As at October 31, 2004, 23,324,258 common shares were reserved for future issue pursuant to stock option plans.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Normal course issuer bid

On December 24, 2003, we commenced a normal course issuer bid to purchase for cancellation, from time to time over the ensuing 12 months, if considered advisable, up to an aggregate of 18 million common shares of CIBC. This normal course issuer bid was increased on August 25, 2004, to an aggregate maximum of 32 million common shares of CIBC.

     During the year, we repurchased and cancelled approximately 18,359,200 common shares under the program for an aggregate consideration of $1.2 billion.

     Subsequent to year-end, on November 4, 2004, we announced our intention, subject to receiving all necessary stock exchange approvals, to commence a normal course issuer bid after the expiry of the current bid. Under the new bid, we intend to repurchase for cancellation, from time to time over the 12 months from the commencement of the bid, up to an aggregate of 17 million shares.

Regulatory capital

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).

     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions attain Tier 1 and total capital ratios of at least 7% and 10%, respectively, and that banks not exceed a maximum assets-to-capital multiple of 20 times, unless otherwise approved.

     Our capital ratios and assets-to-capital multiple are as follows:

CAPITAL RATIOS AND ASSETS-TO-CAPITAL MULTIPLE

$ millions, as at October 31	2004		2003
Tier 1 capital	$12,167		$12,529
Total regulatory capital	14,885		15,165
Tier 1 capital ratio	10.5%		10.8%
Total capital ratio	12.8%		13.0%
Assets-to-capital multiple	17.9	x	17.6	x

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 14 INTEREST RATE SENSITIVITY

We are exposed to interest rate risk as a consequence of the mismatch, or gap, between the assets, liabilities and off-balance sheet instruments scheduled to mature or reprice on particular dates. The gaps that existed at October 31, 2004 and 2003, based on the earlier of maturity or repricing date of interest-sensitive instruments, are detailed as follows:

	Based on earlier of maturity or repricing date of interest-sensitive instruments(1)
	Floating	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31	rate	3 months	months	years	years	rate sensitive	Total
2004 Assets
Cash and deposits with banks	$128	$9,955	$785	$—	$—	$1,335	$12,203
Effective yield(2)		2.23%	2.05%	—	—
Investment and loan substitute securities	515	1,204	1,957	3,462	7,698	681	15,517
Effective yield(2)		4.16%	3.98%	4.21%	4.60%
Trading securities	1,634	10,640	8,442	4,020	4,754	22,309	51,799
Effective yield(2)		1.90%	2.81%	4.98%	5.51%
Securities borrowed or purchased under resale agreements	—	17,338	827	—	—	—	18,165
Effective yield(2)		2.20%	2.74%	—	—
Loans	87,501	10,330	5,828	26,671	5,967	1,207	137,504
Effective yield(2)		4.48%	5.45%	5.67%	5.54%
Other	—	25,786	—	—	—	17,790	43,576
Structural assumptions(3)	(6,255)	1,258	3,633	3,051	—	(1,687)	—

Total assets	$83,523	$76,511	$21,472	$37,204	$18,419	$41,635	$278,764

Liabilities and shareholders’ equity
Deposits	$68,284	$72,484	$19,889	$16,735	$1,485	$11,700	$190,577
Effective yield(2)		2.15%	2.38%	2.96%	4.50%
Obligations related to securities sold short	—	423	362	5,204	2,357	3,874	12,220
Effective yield(2)		1.86%	2.83%	3.43%	4.35%
Obligations related to securities lent or sold under repurchase agreements	—	16,790	—	—	—	—	16,790
Effective yield(2)		1.97%	—	—	—
Subordinated indebtedness	—	648	171	2,370	700	—	3,889
Effective yield(2)		1.88%	2.40%	5.47%	10.32%
Other	—	26,566	322	624	1,747	26,029	55,288
Structural assumptions(3)	(15,331)	5,679	16,391	13,767	—	(20,506)	—

Total liabilities and shareholders’ equity	$52,953	$122,590	$37,135	$38,700	$6,289	$21,097	$278,764

On-balance sheet gap	$30,570	$(46,079)	$(15,663)	$(1,496)	$12,130	$20,538	$—
Off-balance sheet gap	—	2,356	(4,731)	10,045	(7,670)	—	—

Total gap	$30,570	$(43,723)	$(20,394)	$8,549	$4,460	$20,538	$—
Total cumulative gap	$30,570	$(13,153)	$(33,547)	$(24,998)	$(20,538)	$—	$—

Gap by currency
On-balance sheet gap
Canadian currency	$41,708	$(38,821)	$(13,706)	$(1,561)	$1,200	$11,180	$—
Foreign currencies	(11,138)	(7,258)	(1,957)	65	10,930	9,358	—

Total on-balance sheet gap	30,570	(46,079)	(15,663)	(1,496)	12,130	20,538	—

Off-balance sheet gap
Canadian currency	—	(3,476)	(7,280)	10,406	350	—	—
Foreign currencies	—	5,832	2,549	(361)	(8,020)	—	—

Total off-balance sheet gap	—	2,356	(4,731)	10,045	(7,670)	—	—

Total gap	$30,570	$(43,723)	$(20,394)	$8,549	$4,460	$20,538	$—

2003 Gap by currency
On-balance sheet gap
Canadian currency	$34,978	$(45,139)	$(854)	$14,048	$3,041	$(6,074)	$—
Foreign currencies	(25,243)	8,537	(4,193)	1,494	10,555	8,850	—

Total on-balance sheet gap	9,735	(36,602)	(5,047)	15,542	13,596	2,776	—

Off-balance sheet gap
Canadian currency	—	1,925	(4,158)	1,775	458	—	—
Foreign currencies	—	6,181	8,401	(5,231)	(9,351)	—	—

Total off-balance sheet gap	—	8,106	4,243	(3,456)	(8,893)	—	—

Total gap	$9,735	$(28,496)	$(804)	$12,086	$4,703	$2,776	$—
Total cumulative gap	$9,735	$(18,761)	$(19,565)	$(7,479)	$(2,776)	$—	$—

(1)	The financial assets and liabilities have been presented in the consolidated gap table based on the earlier of their contractual repricing or maturity date. In the normal course of business, mortgage and other consumer loan customers frequently repay their loans in part or in full prior to the contractual maturity date. Similarly, some term deposits are sometimes cashed before their contractual maturity date. In addition, trading account positions can fluctuate significantly from day to day.

(2)	Represents the weighted-average effective yield based on the earlier of contractual repricing or maturity date.

(3)	We manage the interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted core balances trends. Beginning November 1, 2003, the repricing profile of these components of the balance sheet has been presented in accordance with these structural assumptions, which reflects the economic impact on CIBC relative to those assumptions. Prior to November 1, 2003, these balances were generally reported as non-interest rate sensitive.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 15 TRADING ACTIVITIES

Trading activities include the purchase and sale of securities, and dealing in foreign exchange and other derivative instruments.

     Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of costs associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on derivative instruments.

     Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statements of income.

     Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the consolidated statements of income.

     Trading revenue by product line depicts trading revenue for each major trading category.

TRADING REVENUE

$ millions, for the years ended October 31	2004	2003	2002
Net interest income consists of:
Non-trading related	$5,259	$5,479	$5,210
Trading related	107	151	290

Net interest income	$5,366	$5,630	$5,500

Trading revenue consists of:
Net interest income — trading related	$107	$151	$290
Non-interest income — trading activities	618	627	273

Trading revenue	$725	$778	$563

Trading revenue by product line:
Interest rates	$231	$308	$290
Foreign exchange	169	171	152
Equities	115	199	44
Other(1)	210	100	77

Trading revenue	$725	$778	$563

(1)	Includes commodities, credit derivatives and secondary loan trading and sales.

Note 16 STOCK-BASED COMPENSATION

Stock option plans

We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).

     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options expiring in February 2010 vest based upon the attainment of specified share prices, and certain options vest based upon the earlier of the attainment of these prices and seven years.

     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the Toronto Stock Exchange (TSX) on the trading day immediately preceding the day the SARs are exercised over the option strike price.

     Under the DSOP, each director who was not an officer or employee of CIBC or any of its subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vest immediately and expire 10 years from the grant date. In January 2003, the Board of Directors determined that, effective immediately, no further options would be granted to directors under the DSOP.

     A maximum of 42,834,500 common shares may be issued under our stock option plans.

     The weighted-average grant date fair value of options granted during 2004 has been estimated at $10.55 (2003: $12.38; 2002: $16.24) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the years ended October 31	2004	2003	2002
Weighted-average assumptions
Risk-free interest rate	4.52%	5.06%	5.42%
Expected dividend yield	4.45%	3.00%	3.00%
Expected share price volatility	21.00%	25.69%	25.86%
Expected life	6.0 years	10.0 years	10.0 years

Compensation expense in respect of stock options and SARs totalled $58 million for 2004 (2003: $114 million; 2002: $(15) million).

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Employee Share Purchase Plan

Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3%, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where, each year, qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are used by the plans’ trustees to purchase common shares in the open market. Our contribution is expensed as incurred and totalled $28 million in 2004 (2003: $28 million; 2002: $29 million).

Restricted Share Program

Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:

Restricted Share Awards

Under our Restricted Share Awards (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares as part of their total compensation. Additionally, RSAs may be awarded as special grants. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. RSAs vest one-third annually or at the end of three years, and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the year of the grant. In 2003, a majority of key employees who would have been eligible to receive awards in prior years under the CIBC Stock Participation Plan (SPP) and the Long Term Incentive Plan (LTIP) became eligible to receive RSA awards. Compensation expense in respect of RSAs totalled $258 million in 2004 (2003: $230 million; 2002: $38 million).

Stock Participation Plan

Under our Stock Participation Plan (SPP), which began in 2000, certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. SPP awards vest one-third annually or at the end of three years and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the year of the grant. In 2003, employees who were eligible to receive awards under the SPP became eligible to receive RSA awards. Additionally, SPP awards may be issued as special grants, which generally vest and the common shares held in the trust are distributed within three years from the grant date. Compensation expense in respect of SPP awards totalled $(6) million in 2004 (2003: $11 million; 2002: $173 million).

Long Term Incentive Plan and Special Incentive Program

Under our Long Term Incentive Plan (LTIP), certain key employees are granted awards to receive CIBC common shares as a portion of their total compensation. The funding for awards is paid into a trust which purchases CIBC common shares in the open market. Generally, LTIP awards vest and the common shares held in the trust are distributed within a three-year period, beginning one year after the year of the grant. Beginning in 2003, there were no awards made from the LTIP and the employees became eligible to receive RSA awards.

     Under our Special Incentive Program (SIP), certain key employees receive common share-based awards. The funding for awards under the SIP is comparable with those of the LTIP. The awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards is converted into Retirement Special Incentive Program deferred share units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs vested on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.

     There was no compensation expense for these two plans in 2004 (2003: nil; 2002: $113 million).

Directors’ plans

Members of our Board of Directors who are not officers or employees of CIBC may elect to receive the annual amount payable by CIBC under the Deferred Share Unit/Common Share Election Plan as deferred share units (DSUs) or CIBC common shares.

     The members may also elect, under the Director Share Plan, to receive all or a portion of their compensation (annual retainer, committee member fee, committee chair fee and meeting fees) in the form of cash, CIBC common shares or DSUs.

     Compensation expense in respect of these plans totalled $4 million (2003: $3 million; 2002: $2 million). The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

STOCK OPTION PLANS

	2004		2003		2002
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
As at or for the years ended October 31	options	price	options	price	options	price
Outstanding at beginning of year	17,776,232	$41.02	19,942,954	$39.74	19,070,952	$36.55
Granted	18,344	67.22	1,982,780	43.11	3,042,992	54.48
Exercised	(3,666,817)	38.05	(2,978,545)	32.81	(1,562,438)	30.78
Forfeited/cancelled	(294,221)	48.68	(816,432)	48.96	(302,277)	42.78
Exercised as SARs	(408,663)	32.43	(354,525)	31.69	(306,275)	30.12

Outstanding at end of year	13,424,875	$41.96	17,776,232	$41.02	19,942,954	$39.74

Exercisable at end of year	9,610,229	$40.09	11,277,020	$37.96	10,683,434	$34.48

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

STOCK OPTIONS OUTSTANDING AND VESTED

	Stock options outstanding			Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs
$15.375 — $21.125	715,824	1.09	$20.36	715,699	$20.36	354,800
$31.700 — $39.850	5,318,837	4.44	37.07	4,719,843	37.05	1,446,701
$40.350 — $49.940	4,360,248	6.04	43.03	2,586,110	42.62	680,985
$50.330 — $57.190	3,011,622	6.88	54.01	1,588,577	53.86	—
$65.590 — $69.680	18,344	9.54	67.22	—	—	—

Total	13,424,875	5.34	$41.96	9,610,229	$40.09	2,482,486

Note 17 EMPLOYEE FUTURE BENEFITS

We are the sponsor of pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive a higher pension. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we have a long-term disability plan to provide benefits to disabled employees who became disabled prior to June 1, 2004, as discussed under Benefit changes.

     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year.

     The financial positions of the employee defined benefit pension plans and other benefit plans are presented in the tables below.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

	Pension benefit plans(1)			Other benefit plans(1)
$ millions, as at or for the years ended October 31	2004	2003	2002	2004	2003	2002
Accrued benefit obligation
Balance at beginning of year	$2,798	$2,537	$2,226	$803	$696	$609
Adjustment for inclusion of subsidiary plans	—	—	216 (2)	2	—	19
Current service cost	89	77	80	44	55	53
Employee contributions	8	9	10	—	—	—
Interest cost	175	166	167	43	43	39
Benefits paid	(166)	(166)	(142)	(42)	(43)	(38)
Foreign exchange rate changes	(5)	(27)	7	(2)	(4)	—
Actuarial losses (gains)	36	281	(73)	18	68	14
Special termination benefits	—	8	—	—	—	—
Plan amendments	16	(7)	45	(78)	—	—
Acquisitions	2	—	—	—	—	—
Divestitures	—	(46)	—	—	—	—
Corporate restructuring giving rise to:
Curtailments	3	—	1	—	(6)	—
Settlements	—	(34)	—	—	(6)	—

Balance at end of year	$2,956	$2,798	$2,537	$788	$803	$696

Plan assets
Fair value at beginning of year	$2,442	$2,188	$2,121	$116	$106	$103
Adjustment for inclusion of subsidiary plans	—	—	211 (2)	—	—	—
Actual return on plan assets	236	257	(106)	10	9	(4)
Employer contributions	309	253	88	37	44	45
Employee contributions	8	9	10	—	—	—
Benefits paid	(166)	(166)	(142)	(42)	(43)	(38)
Foreign exchange rate changes	(4)	(19)	6	—	—	—
Acquisitions	1	—	—	—	—	—
Divestitures	—	(46)	—	—	—	—
Corporate restructuring giving rise to settlements	—	(34)	—	—	—	—

Fair value at end of year	$2,826	$2,442	$2,188	$121	$116	$106

Funded status — plan (deficit)	$(130)	$(356)	$(349)	$(667)	$(687)	$(590)
Employer contribution received after measurement date	—	—	15	—	—	—
Unamortized net actuarial losses	860	953	786	124	118	59
Unamortized past service costs	53	42	54	(72)	—	—
Unamortized transitional (obligation) asset	—	(19)	(23)	4	5	6

Accrued benefit asset (liability)	783	620	483	(611)	(564)	(525)
Valuation allowance	(17)	(17)	(16)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$766	$603	$467	$(611)	$(564)	$(525)

(1)	Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

(2)	Net of valuation allowance of $24 million.

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2004	2003	2002	2004	2003	2002
Accrued benefit asset (liability) recorded in:
Other assets (Note 9)	$915	$747	$604	$—	$—	$—
Other liabilities (Note 11)	(149)	(144)	(137)	(611)	(564)	(525)

Accrued benefit asset (liability), net of valuation allowance	$766	$603	$467	$(611)	$(564)	$(525)

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2004	2003	2002	2004	2003	2002
Accrued benefit obligation(1):
Unfunded plans	$149	$128	$137	$591	$620	$525
Funded plans	202	2,627	2,362	197	183	171

	351	2,755	2,499	788	803	696
Fair value of plan assets	175	2,378	2,128	121	116	106

Funded status (deficit)	$(176)	$(377)	$(371)	$(667)	$(687)	$(590)

(1)	Certain amounts have been reported to conform with the presentation adopted in 2004.

The net defined benefit plan expense is as follows(7):

	Pension benefit plans						Other benefit plans
$ millions, for the years ended October 31	2004		2003		2002		2004		2003		2002
Current service cost, net of employee contributions	$89		$77		$80		$44		$55		$53
Interest cost	175		166		167		43		43		39
Actual (positive) negative return on plan assets	(236)		(257)		106		(10)		(9)		4
Past service costs	16		(7)		45		(78)		—		—
Net actuarial losses (gains)	36		281		(73)		18		68		14
Curtailment losses (gains)	3		3		2		—		(6)		—
Settlement losses	—		20		—		—		—		—
Special termination benefits	—		8		—		—		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$83		$291		$327		$17		$151		$110

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$65	(1)	$69	(1)	$(305	)(1)	$3	(2)	$2	(2)	$(12	)(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	28	(3)	(266	)(3)	75	(3)	(8)	(4)	(63	)(4)	(9	)(4)
Difference between past service costs arising and past service costs amortized	(11	)(5)	10	(5)	(43	)(5)	72	(6)	—		—
Amortization of transitional obligation	(20)		(2)		(2)		1		—		—

	62		(189)		(275)		68		(61)		(21)
Change in valuation allowance	—		1		(8)		—		—		—

Defined benefit plan expense recognized	$145		$103		$44		$85		$90		$89

(1)	Expected return on plan assets of $171 million (2003: $188 million; 2002: $199 million), less deferral of actual return on plan assets of $236 million (2003: $257 million; 2002: $(106) million).

(2)	Expected return on plan assets of $7 million (2003: $7 million; 2002: $8 million), less deferral of actual return on plan assets of $10 million (2003: $9 million; 2002: $(4) million).

(3)	Actuarial (gains) losses amortized of $64 million (2003: $15 million; 2002: $2 million), less actual actuarial (gains) losses incurred of $36 million (2003: $281 million; 2002: $(73) million).

(4)	Actuarial (gains) losses amortized of $10 million (2003: $5 million; 2002: $5 million), less actual actuarial (gains) losses incurred of $18 million (2003: $68 million; 2002: $14 million).

(5)	Amortization of past service costs of $5 million (2003: $3 million; 2002: $2 million), less actual plan amendments of $16 million (2003: $(7) million; 2002: $45 million).

(6)	Amortization of past service costs of $(6) million (2003: nil; 2002: nil), less actual plan amendments of $(78) million (2003: nil; 2002: nil).

(7)	Certain amounts have been reported to conform with the presentation adopted in 2004.

Benefit changes

Effective November 1, 2003, the plan providing medical, dental and life insurance benefits to Canadian retirees was amended to require those employees retiring subsequent to December 31, 2008, to contribute towards a portion of their benefit cost. The resulting reduction in liability is a negative past service cost that is being amortized on a straight-line basis over the average remaining service period over which employees become fully eligible for benefits.

     Effective June 1, 2004, the long-term disability plan for Canadian employees became an employee-paid insured benefit. Employees who became disabled prior to June 1, 2004, will continue to receive benefits from the long-term disability health and welfare trust. The obligations of the long-term disability plan, funded by a health and welfare trust, have not been curtailed or settled.

Benefit plan assets

The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

		Pension benefit plans			Other benefit plans
	Target	Actual allocation		Target	Actual allocation
	allocation	as at October 31		allocation	as at October 31
Asset category	2005	2004	2003	2005	2004	2003
Equity securities(1)	55%	56%	54%	40%	40%	47%
Debt securities(1)	40	40	42	60	60	53
Real estate	5	4	4	—	—	—

Total	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $24 million (2003: $14 million), representing 0.8% of total plan assets (2003: 0.6%). Other benefit plans do not include any CIBC securities.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and TAL Global Asset Management Inc., a wholly owned subsidiary of CIBC and, within established ranges, are rebalanced as required to the target asset mix.

Plan assumptions

The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.

     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

     In the U.K. and the U.S., procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.

     The assumptions used to determine the accrued benefit obligation and the benefit plan expense are as follows:

	Pension benefit plans			Other benefit plans
Weighted-average assumptions	2004	2003	2002	2004	2003	2002
Accrued benefit obligation as at October 31
Discount rate at end of the period	6.2%	6.2%	6.7%	6.0%	6.1%	6.4%
Rate of compensation increase	3.5%	3.6%	3.7%	3.2%	3.3%	3.4%
Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	6.2%	6.7%	6.75%	6.1%	6.4%	6.75%
Expected long-term rate of return on plan assets	7.0%	7.5%	7.5%	6.5%	7.0%	7.5%
Rate of compensation increase	3.6%	3.7%	4.0%	3.3%	3.4%	4.0%

The assumed health-care cost trend rates are as follows:

For the years ended October 31	2004	2003	2002
Health-care cost trend rates assumed for next year	9.3%	10.1%	9.2%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2012	2011	2009

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase		One percentage-point decrease
$ millions, for the years ended October 31	2004	2003	2004	2003
Effect on total benefit plan expense	$12	$11	$(11)	$(8)
Effect on accrued benefit obligation	89	97	(71)	(74)

Defined contribution and other plans

We also maintain defined contribution plans for certain employees. The total expense recognized for defined contribution plans is as follows:

$ millions, for the years ended October 31	2004	2003	2002
Defined contribution pension plans	$18	$19	$25
Government pension plans(1)	74	82	87

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Cash flows

Cash contributions

The most recent actuarial valuation of the material defined benefit pension plans for funding purposes was as at October 31, 2003, and the date of the next required valuation is October 31, 2006. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2003.

     Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans		Other benefit plans
$ millions, for the years ended October 31	2004	2003	2004	2003
Funded plans	$303	$247	$23	$32
Beneficiaries of unfunded plans	6	6	14	12
Defined contribution plans	18	19	—	—

Total	$327	$272	$37	$44

The contributions for 2005 are anticipated to be approximately $103 million for defined pension benefit plans and $14 million for other benefit plans.

Benefit payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the pension funds:

$ millions	Pension benefit plans	Other benefit plans
2005	$141	$19
2006	143	20
2007	145	22
2008	149	25
2009	153	27
2010 — 2014	870	164

Note 18 RESTRUCTURING ACCRUAL

In 2002, we recorded a restructuring charge of $508 million related to the closing of our U.S. electronic banking operations and restructuring initiatives in other businesses. The remaining accrual at October 31, 2004, relates mainly to outstanding lease payments and contract termination costs that extend to future periods. Payments under this restructuring program are expected to be minimal after 2004.

     During the year, we changed our estimate for restructuring, resulting in a $18 million reduction in the original accrual. The change in estimate resulted from facts and circumstances occurring subsequent to the time of the original charge. In particular, other costs and severance costs were less than originally anticipated, and there was improved recovery on assets. At year-end, approximately 2,700 positions have been eliminated since the program commenced.

     The components of the charges and movements in the associated accrual are as follows:

RESTRUCTURING ACCRUAL

	2004				2003
		Contract				Contract
	Termination	termination			Termination	termination
$ millions, for the years ended October 31	benefits	costs	Other	Total	benefits	costs	Other	Total
Balance at beginning of year	$43	$11	$31	$85	$194	$185	$73	$452
Change in estimate	(9)	(3)	(6)	(18)	(16)	(10)	(5)	(31)
Cash payments	(26)	(3)	(23)	(52)	(135)	(164)	(37)	(336)

Balance at end of year	$8	$5	$2	$15	$43	$11	$31	$85

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 19 INCOME TAXES

The components of income tax expense reported in the consolidated statements of income consist of the following:

COMPONENTS OF INCOME TAX EXPENSE

$ millions, for the years ended October 31	2004	2003	2002
Current income taxes
Federal	$433	$(84)	$631
Provincial	208	(12)	237
Foreign	9	26	(6)

	650	(70)	862

Future income taxes
Federal	49	60	(66)
Provincial	(24)	25	(31)
Foreign	115	224	(1,044	)(1)

	140	309	(1,141)

	$790	$239	$(279)

(1)	Includes recognition of a previously unrecorded future income tax asset of $52 million in respect of certain U.K. tax losses.

Income taxes are reported in the consolidated financial statements as follows:

TOTAL INCOME TAXES

$ millions, for the years ended October 31	2004		2003	2002
Consolidated statements of income
Income taxes	$790		$239	$(279)
Consolidated statements of changes in shareholders’ equity
Foreign currency translation adjustment	617		1,412	107
Accounting policy changes	3	(1)	—	(30	)(2)
Other	4		19	(4)

	$1,414		$1,670	$(206)

(1)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts.”

(2)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments.”

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheets.

     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent are estimated at $200 million (2003: $271 million; 2002: $92 million).

     The effective rates of income tax in the consolidated statements of income are different from the combined Canadian federal and provincial income tax rate of 35.3% (2003: 36.6%; 2002: 38.7%) as set out below:

RECONCILIATION OF INCOME TAXES

$ millions, for the years ended October 31	2004		2003		2002
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,060	35.3%	$844	36.6%	$160	38.7%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(61)	(2.0)	(592)	(25.7)	(396)	(96.1)
Tax-exempt income and gains	(120)	(4.0)	(97)	(4.1)	(68)	(16.5)
Federal large corporations tax	—	—	—	—	10	2.4
Earnings of domestic subsidiaries	23	0.7	(14)	(0.6)	(1)	0.1
Future tax rate (increases) reductions	(50)	(1.7)	37	1.6	30	7.1
Other	(62)	(2.0)	61	2.6	(14)	(3.4)

Income taxes in the consolidated statements of income	$790	26.3%	$239	10.4%	$(279)	(67.7)%

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

In 2004, we recognized an income tax recovery of $85 million related to the resolution of various income tax audits. During 2003, we reached an agreement with the Canada Revenue Agency resulting in the recognition of a recovery of $689 million in income taxes, in respect of certain foreign-based transactions, that were previously recorded as tax expense. In addition, in 2003, we recorded a $232 million income tax expense for a valuation allowance relating to the U.S. future income tax asset. The future income tax asset was reduced to an amount that is more likely than not to be realized, primarily as a result of the acceleration of our loan sale program, and reduced interest income resulting from a prolonged period of lower interest rates.

     In November 2003, the Ontario government announced an increase in its corporate income tax rate and a cancellation of planned future rate reductions. As a result, we increased our future income tax asset by $50 million, thereby reducing income tax expense. During 2001, various proposed federal and provincial income tax rate decreases were passed into law, resulting in phased-in income tax reductions over a three- to four-year period. In 2003, we recognized a $37 million charge (2002: $30 million) to income tax expense.

SOURCES OF FUTURE INCOME TAX BALANCES

$ millions, as at October 31	2004	2003
Future income tax assets
Allowance for credit losses	$720	$1,035
Buildings and equipment	—	52
Pension and employee benefits	63	9
Unearned income	144	139
Unrealized foreign currency translation losses	23	87
Investment revaluations	381	696
Tax loss carryforwards	615	226
Provisions	304	179
Deferred charges	17	105
Other	70	—

	2,337	2,528
Valuation allowance	(201)	(232)

	2,136	2,296

Future income tax liabilities
Lease receivables	803	730
Buildings and equipment	9	—
Goodwill	—	37
Other	85	54

	897	821

Future income tax asset	$1,239	$1,475

Included in the tax loss carryforwards amount is $565 million relating to losses in our U.S. operations (2003: $141 million) that expire in five to 20 years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. The total amount of the future income tax asset relating to the U.S. operations, net of the valuation allowance, is $576 million. We believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized prior to its expiration. In this regard, we have completed various expense management initiatives, refocused our business activities and provided additional capital which will generate additional income.

Note 20 EARNINGS PER SHARE

$ millions, except per share amounts, for the years ended October 31	2004	2003	2002
Basic EPS
Net income	$2,199	$2,063	$653
Preferred share dividends and premiums	(208)	(188)	(161)

Net income applicable to common shares	$1,991	$1,875	$492

Weighted-average common shares outstanding (thousands)	355,735	360,048	360,553

Basic EPS	$5.60	$5.21	$1.37

Diluted EPS
Net income applicable to common shares	$1,991	$1,875	$492

Weighted-average common shares outstanding (thousands)	355,735	360,048	360,553
Add: stock options potentially exercisable(1)(thousands)	4,041	2,259	2,674

Weighted-average diluted common shares outstanding(2)(thousands)	359,776	362,307	363,227

Diluted EPS	$5.53	$5.18	$1.35

(1)	Excludes average options outstanding of 3,923 with a weighted-average exercise price of $69.34; average options outstanding of 3,274,474 with a weighted-average exercise price of $52.89; and average options outstanding of 3,676,586 with a weighted-average exercise price of $53.32 for the years ended October 31, 2004, 2003 and 2002, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 258,630 with a weighted-average exercise price of $37.60; average options outstanding of 576,222 with a weighted-average exercise price of $37.60; and average options outstanding of 590,704 with a weighted-average exercise price of $37.60 for the years ended October 31, 2004, 2003 and 2002, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 21 RELATED-PARTY TRANSACTIONS

In the ordinary course of business, we provide normal banking services to, and enter into contractual arrangements and other transactions with, affiliated companies on terms similar to those offered to non-related parties.

     Loans, at varied rates and terms, are made to directors, officers and employees.

AMOUNTS OUTSTANDING FROM DIRECTORS, OFFICERS AND EMPLOYEES(1)

$ millions, as at October 31	2004	2003
Residential mortgages	$957	$1,308
Personal loans	1,399	1,196

	$2,356	$2,504

(1)	Excludes margin loans.

Note 22 DERIVATIVE INSTRUMENTS

As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

Derivatives used by CIBC

The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and a counterparty to the contract. The remainder are exchange traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange interest cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.

     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.

     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward contracts in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign exchange derivatives

Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

     Foreign exchange futures contracts are similar in mechanics to forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit derivatives

Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Equity derivatives

Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying equity index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.

     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Other derivatives

We also transact in other derivative products, including commodity derivatives, such as precious metal and energy-related products in both over-the-counter and exchange markets.

Notional amounts

The table below presents the notional amounts of derivative instruments.

     The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. As at October 31, 2004, the notional amounts of derivatives held for trading purposes were $1,010 billion (2003: $1,073 billion), or 86.1% (2003: 80.6%) of total notional amounts. The notional amounts of derivatives held for ALM were $163.6 billion (2003: $257.6 billion), or 13.9% of total notional amounts (2003: 19.3%).

NOTIONAL AMOUNTS

	Residual term to contractual maturity					Analyzed by use
					2004 total
	Under	3 to 12	1 to	Over	notional		2004		2003
$ millions, as at October 31	3 months	months	5 years	5 years	amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$20,810	$4,363	$9	$—	$25,182	$25,182	$—	$31,219	$—
Swap contracts	96,538	130,091	308,156	130,088	664,873	553,600	111,273	557,439	195,801
Purchased options	7,017	7,841	17,050	6,498	38,406	38,187	219	44,478	4,628
Written options	8,159	9,914	19,378	5,953	43,404	41,748	1,656	47,059	3,058

	132,524	152,209	344,593	142,539	771,865	658,717	113,148	680,195	203,487

Exchange traded
Futures contracts	16,726	39,432	23,994	—	80,152	72,882	7,270	65,757	8,612
Purchased options	5,845	4,750	2,254	—	12,849	12,849	—	7,635	—
Written options	2,144	3,026	426	—	5,596	5,596	—	13,707	—

	24,715	47,208	26,674	—	98,597	91,327	7,270	87,099	8,612

Total interest rate derivatives	157,239	199,417	371,267	142,539	870,462	750,044	120,418	767,294	212,099

Foreign exchange derivatives
Over-the-counter
Forward contracts	64,172	12,687	3,206	381	80,446	61,880	18,566	82,567	26,461
Swap contracts	3,967	13,965	34,692	19,746	72,370	55,889	16,481	58,659	12,662
Purchased options	5,523	2,700	832	630	9,685	9,685	—	16,361	—
Written options	5,208	2,603	670	454	8,935	8,935	—	15,760	—

	78,870	31,955	39,400	21,211	171,436	136,389	35,047	173,347	39,123

Exchange traded
Futures contracts	69	—	—	—	69	69	—	137	—

Total foreign exchange derivatives	78,939	31,955	39,400	21,211	171,505	136,458	35,047	173,484	39,123

Credit derivatives
Over-the-counter
Swap contracts	65	308	905	126	1,404	1,404	—	1,375	—
Purchased options	6,124	2,201	11,503	1,863	21,691	16,130	5,561	14,807	3,303
Written options(1)	9,900	1,729	7,525	3,627	22,781	22,581	200	21,572	160

Total credit derivatives	16,089	4,238	19,933	5,616	45,876	40,115	5,761	37,754	3,463

Equity derivatives(2)
Over-the-counter	6,282	12,531	20,368	1,498	40,679	39,324	1,355	40,094	1,123
Exchange traded	15,599	6,196	4,214	37	26,046	24,981	1,065	36,750	1,828

Total equity derivatives	21,881	18,727	24,582	1,535	66,725	64,305	2,420	76,844	2,951

Other derivatives(3)
Over-the-counter	3,034	5,276	8,504	466	17,280	17,280	—	16,691	—
Exchange traded	500	580	378	11	1,469	1,469	—	1,455	—

Total other derivatives	3,534	5,856	8,882	477	18,749	18,749	—	18,146	—

	$277,682	$260,193	$464,064	$171,378	$1,173,317	$1,009,671	$163,646	$1,073,522	$257,636

(1)	ALM written options are reported as financial guarantees in Note 24.

(2)	Includes forwards, futures, swaps and options.

(3)	Includes precious metals and other commodity forwards, futures, swaps and options.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which we are a party and the net market and credit risks to which we are exposed.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product master netting agreements, collateral and other credit mitigation techniques.

     We negotiate master netting agreements with counterparties with which we have significant credit risk through derivatives activities. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the buildup of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and the daily settlement of variation margins.

     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will, however, have some credit risk to the extent of any unpaid premiums.

     The table below summarizes our credit exposure arising from derivative instruments. The current replacement cost is the estimated cost of replacement of all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. OSFI prescribes a standard measure of counterparty credit risk to be applied to the credit equivalent amount to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CREDIT RISK

	2004					2003
	Current replacement cost			Credit	Risk-	Current replacement cost			Credit	Risk-
				equivalent	weighted				equivalent	weighted
$ millions, as at October 31	Trading	ALM	Total	amount(1)	amount	Trading	ALM	Total	amount(1)	amount
Interest rate derivatives
Forward rate agreements	$8	$—	$8	$8	$2	$13	$—	$13	$13	$2
Swap contracts	11,123	989	12,112	15,523	3,566	12,796	1,857	14,653	18,488	4,193
Purchased options	691	—	691	873	208	887	33	920	1,132	286

	11,822	989	12,811	16,404	3,776	13,696	1,890	15,586	19,633	4,481

Foreign exchange derivatives
Forward contracts	1,717	228	1,945	2,736	1,220	1,895	737	2,632	3,794	1,575
Swap contracts	4,598	274	4,872	8,267	1,800	4,080	207	4,287	7,895	1,780
Purchased options	248	—	248	419	136	339	—	339	564	171

	6,563	502	7,065	11,422	3,156	6,314	944	7,258	12,253	3,526

Credit derivatives(2)
Swap contracts	56	—	56	164	65	98	—	98	201	91
Purchased options	71	—	71	1,231	178	50	—	50	1,141	256

	127	—	127	1,395	243	148	—	148	1,342	347

Equity derivatives(3)	1,612	47	1,659	3,588	1,145	1,279	195	1,474	3,453	1,195

Other derivatives(4)	2,320	—	2,320	3,996	1,757	1,359	—	1,359	3,028	1,392

	22,444	1,538	23,982	36,805	10,077	22,796	3,029	25,825	39,709	10,941
Less: effect of master netting agreements	(17,022)	—	(17,022)	(22,482)	(6,412)	(17,006)	—	(17,006)	(20,683)	(5,813)

	$5,422	$1,538	$6,960	$14,323	$3,665	$5,790	$3,029	$8,819	$19,026	$5,128

(1)	Sum of current replacement cost plus potential future exposure, adjusted for the impact of collateral.

(2)	ALM credit derivative purchased options, with a replacement cost of $14 million (2003: $42 million), are given guarantee treatment for credit risk capital purposes and are excluded from the table above.

(3)	Includes forwards, swaps and options.

(4)	Includes precious metals and other commodity forwards, swaps and options.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 23 FAIR VALUE OF FINANCIAL INSTRUMENTS

The tables that follow present the fair value of both on- and off-balance sheet financial instruments, based on the valuation approach set out below.

     Fair value represents our estimate of the price at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by a quoted market price, if one exists.

     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets for certain instruments and also, where such markets do exist, they are not considered sufficiently liquid to be used as a basis for valuation. Where quoted markets exist and are considered sufficiently liquid to be used as a basis for fair value, these quoted prices are used to calculate fair value. Fair value for our trading portfolios is adjusted for bid-offer considerations, including consideration of concentration exposure, where appropriate.

     In those instances where traded markets do not exist or are not considered sufficiently liquid, our measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value, even if market conditions were to remain unchanged. We have an ongoing process of enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new bases. Our techniques and models take into account the effect of changes in market rates, including market interest rates and credit quality, where we are exposed to the credit risk of an issuer, borrower or counterparty.

     Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, we rely on our processes for determining the allowance for credit losses to simultaneously write down (but not up) both the book and fair values of loans and to account for reductions in credit quality of loan commitments and other credit-related arrangements on which we have credit exposure. This applies to impaired assets and assets not yet specifically identified as impaired through specific and general allowances, respectively. The specific allowance for credit losses is designed to write down the book value of impaired loans to the recoverable amounts and to account for any impairment on loan commitments and other credit-related arrangements. Recoverable amounts do not take into account the credit protection available to us through credit derivatives because these credit derivatives are carried at fair value. The general allowance for credit losses is similarly designed to write down the book value of loans to reflect losses inherent in the portfolio of loans (and commitments and other credit-related arrangements) that are not yet specifically identified as impaired. The recoverable amounts thus calculated and used for book value purposes already include the effect of credit quality and, therefore, no further adjustments are made in arriving at fair value. Both the book and fair values disclosed are net of all specific and general allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.

     For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, except for privately issued debt securities, the calculation of fair value is based on the difference between the original and current market interest rates for the same type of instrument, using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. We do not make additional adjustments to fair value for bid-offer considerations for our non-trading portfolios’ fair values.

     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions, as at October 31, 2004, and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to book value

Where we consider any difference between fair and book values of certain on-balance sheet financial instruments to be insignificant, the fair value of certain on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities sold short; obligations related to securities lent or sold under repurchase agreements and other liabilities (except for derivatives and hedge related balances. See footnote 1 on page 141).

Securities

The fair value of securities is detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using quoted market prices for similar securities or other third-party evidence, as available.

     The quoted market price used to value publicly traded equity securities held for investment purposes, generally does not take into account any adjustments for resale restrictions that expire within one year, for liquidity or for future expenses.

     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise fair values are derived from valuation models using a market, or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based are assumed to equal their book value. The fair value of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.

     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. As noted above, the book value of loans is adjusted to take account of impaired loans and loans not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Other assets

Other assets included in the table below mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, limited partnerships and accounts receivable.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

     Except as noted, the fair value of all other assets is assumed to equal book value because we consider any difference not to be significant. The fair value of loans held for sale is based on quoted market prices, where available; otherwise, it is estimated, using third-party evidence and, where appropriate, adjusted for liquidity and concentration considerations. The fair value of merchant banking limited partnership investments is taken from net asset values published by third-party fund managers and is adjusted for better and/or more recent information where available and appropriate. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, then fair value is assumed to equal book value. At October 31, 2004, we assumed the fair value of FirstCaribbean International Bank (FCIB), an equity-accounted investment of CIBC, was equal to its book value of $733 million.

Deposits

The fair value of floating-rate deposits and demand deposits are assumed to be equal to their book value. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the value of those options.

Subordinated indebtedness

The fair value is determined by reference to market prices for the same or similar debt instruments.

Derivatives and hedge-related balances

The fair value of derivatives is based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.

     For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on current and potential credit exposure and take into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs of processing by type of deal and term.

     For non-trading (ALM) derivatives, the fair value does not incorporate valuation adjustments either because they are not appropriate or because they would not be significant.

Mortgage commitments

The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential mortgage commitments and is based on increases, if any, in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.

     The fair values disclosed in the following table exclude the value of assets that are not financial instruments. Also, excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to CIBC.

FAIR VALUE OF FINANCIAL INSTRUMENTS

	2004			2003
			Fair value			Fair value
			over (under)			over (under)
$ millions, as at October 31	Book value	Fair value	book value	Book value	Fair value	book value
Assets
Cash and non-interest-bearing deposits with banks	$1,374	$1,374	$—	$1,593	$1,593	$—
Interest-bearing deposits with banks	10,829	10,829	—	8,861	8,861	—
Securities	67,316	68,052	736	69,628	70,329	701
Securities borrowed or purchased under resale agreements	18,165	18,165	—	19,829	19,829	—
Loans	137,504	138,081	577	133,934	133,985	51
Customers’ liability under acceptances	4,778	4,778	—	5,139	5,139	—
Other assets	5,226	5,422	196	6,173	6,196	23

Liabilities
Deposits	$190,577	$190,781	$204	$188,130	$188,428	$298
Acceptances	4,778	4,778	—	5,147	5,147	—
Obligations related to securities sold short	12,220	12,220	—	11,659	11,659	—
Obligations related to securities lent or sold under repurchase agreements	16,790	16,790	—	19,293	19,293	—
Other liabilities	6,562	6,562	—	7,451	7,451	—
Subordinated indebtedness	3,889	4,259	370	3,197	3,561	364

Derivatives and hedge-related balances
Derivatives — held for trading (net)	$224	$224	$—	$851	$851	$—
Derivatives and hedge-related balances — held for ALM(1)	$(884)	$(1,164)	$(280)	$(256)	$61	$317

(1)	The book value includes both the carrying value of derivatives held for hedging purposes $(1,211) million (2003: $(256) million) and commencing in 2004 any unamortized hedge-related deferred balances, net $327 million, which are primarily included in other assets and other liabilities.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

FAIR VALUE OF DERIVATIVE INSTRUMENTS

	2004 fair value			2003 fair value
$ millions, as at October 31	Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Forward rate agreements	$8	$7	$1	$13	$7	$6
Swap contracts	11,123	10,403	720	12,796	11,245	1,551
Purchased options	694	—	694	887	—	887
Written options	—	936	(936)	—	1,003	(1,003)

Total interest rate derivatives	11,825	11,346	479	13,696	12,255	1,441

Foreign exchange derivatives
Forward contracts	1,717	1,645	72	1,895	1,778	117
Swap contracts	4,598	4,098	500	4,080	3,972	108
Purchased options	248	—	248	339	—	339
Written options	—	345	(345)	—	614	(614)

Total foreign exchange derivatives	6,563	6,088	475	6,314	6,364	(50)

Credit derivatives
Swap contracts	56	68	(12)	98	98	—
Purchased options	71	40	31	50	—	50
Written options	—	13	(13)	—	32	(32)

Total credit derivatives	127	121	6	148	130	18

Equity derivatives(1)	2,302	2,922	(620)	1,279	2,076	(797)

Other derivatives(2)	2,320	2,436	(116)	1,359	1,120	239

Total held for trading	23,137	22,913	224	22,796	21,945	851

Held for ALM(3)
Interest rate derivatives
Swap contracts	989	933	56	1,857	1,642	215
Purchased options	—	—	—	33	—	33
Written options	—	8	(8)	—	10	(10)

Total interest rate derivatives	989	941	48	1,890	1,652	238

Foreign exchange derivatives
Forward contracts	228	414	(186)	737	739	(2)
Swap contracts	274	1,198	(924)	207	515	(308)
Purchased options	—	—	—	—	—	—

Total foreign exchange derivatives	502	1,612	(1,110)	944	1,254	(310)

Credit derivatives
Swap contracts	—	—	—	—	—	—
Purchased options	14	48	(34)	42	—	42
Written options(4)	—	1	(1)	—	16	(16)

Total credit derivatives	14	49	(35)	42	16	26

Equity derivatives(1)	47	114	(67)	195	88	107

Total held for ALM	1,552	2,716	(1,164)	3,071	3,010	61

Total fair value	24,689	25,629	(940)	25,867	24,955	912
Less: effect of master netting agreements	(17,022)	(17,022)	—	(17,006)	(17,006)	—

	$7,667	$8,607	$(940)	$8,861	$7,949	$912

Average fair value of derivatives held for trading(5)
Interest rate derivatives	$13,443	$12,473	$970	$17,531	$16,004	$1,527
Foreign exchange derivatives	5,742	5,441	301	5,225	4,961	264
Credit derivatives	133	132	1	132	92	40
Equity derivatives	1,919	2,410	(491)	1,658	3,002	(1,344)
Other derivatives	2,476	2,304	172	1,795	1,556	239

	$23,713	$22,760	$953	$26,341	$25,615	$726

(1)	Includes swaps and options.

(2)	Includes precious metals and other commodity forwards, swaps and options.

(3)	Certain ALM derivative instruments are carried at fair value because they are ineligible for hedge accounting under AcG-13. Since these derivative instruments mitigate market risks, we consider them to be economic hedges for the corresponding risks of underlying positions. In addition, this category includes derivatives, such as seller swaps, whose risks are managed in the context of ALM activities. Derivatives held for ALM purposes at October 31, 2004, include positive and negative fair values of $573 million and $1,077 million, respectively, in respect of derivative instruments held for economic hedging purposes.

(4)	Reported as financial guarantees in Note 24.

(5)	Average fair value represents monthly averages.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 24 COMMITMENTS, GUARANTEES, PLEDGED ASSETS AND CONTINGENT LIABILITIES

Commitments

Credit-related arrangements

Credit-related arrangements are off-balance sheet instruments and are typically entered into to meet the financing needs of clients or to facilitate international trade. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contractual amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or credit risk.

CREDIT-RELATED ARRANGEMENTS

	Contract amounts
$ millions, as at October 31	2004	2003
Lines of credit(1)	$52,970	$79,837
Securities lending	33,813	27,156
Guarantees and standby letters of credit(2)	6,999	8,350
Documentary and commercial letters of credit	182	137
Other(3)	568	362

	$94,532	$115,842

(1)	Includes irrevocable lines of credit totalling $39.6 billion (2003: $65.0 billion), of which $31.2 billion (2003: $55.4 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, as the lines are short-term in nature and are revocable at our discretion.

(2)	Includes credit derivatives — written options of $200 million (2003: $160 million), which have also been reported as derivatives in Note 22.

(3)	Includes forward asset purchases.

Lines of credit

Lines of credit are undrawn lending facilities that we have approved to meet the business requirements of clients. The majority of such commitments is of a general nature with annual review provisions and/or various conditions for drawdown. The credit risk associated with undrawn lending facilities arises from the possibility that a commitment may be drawn as a loan. Therefore, a lending commitment is subject to the same credit review process as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower for a fee and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security loan at all times.

Guarantees and standby letters of credit

Guarantees and standby letters of credit include credit enhancement facilities, standby and performance letters of credit, and written credit derivatives. These instruments represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Long-term commitments for leases

CIBC has obligations under non-cancellable leases for buildings and equipment.

     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

LEASE COMMITMENTS(1)(2)(3)

$ millions
2005	$344
2006	303
2007	245
2008	205
2009	178
2010 and thereafter	1,071

(1)	Total rental expense in respect of buildings and equipment charged to the consolidated statements of income was $673 million (2003: $689 million; 2002: $487 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $54 million in 2005, $52 million in 2006, $51 million in 2007, $43 million in 2008, $38 million in 2009 and $97 million in 2010 and thereafter.

(3)	Includes $63 million relating to one of our premises in New York. These premises were sublet, effective November 2002.

Other commitments

As an investor in merchant banking activities we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $737 million, as at October 31, 2004 (2003: $1.4 billion).

Guarantees

Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of another third party to pay its indebtedness when due.

     The following table summarizes significant guarantees issued and outstanding as at October 31, 2004:

GUARANTEES

Maximum potential
$ millions, as at October 31, 2004	future payment
Securities lending with indemnification	$18,296
Standby and performance letters of credit	6,970
Credit enhancement facilities	11
Derivative contracts	See narrative
Other indemnification agreements	See narrative

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements. As at October 31, 2004, we had a liability of $4.0 billion (2003: $3.9 billion) recorded on our consolidated balance sheets related to the above noted contracts. The total collateral available relating to these contracts was $22.3 billion (2003: $22.1 billion).

Securities lending with indemnification

As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities.

Standby and performance letters of credit

Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client and include documentary and commercial letters of credit. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby, performance, and documentary and commercial letters of credit by various forms, including cash, securities and other assets pledged.

Credit enhancement facilities

Certain credit enhancement facilities require us to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by a VIE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees.

Derivative contracts

Derivative contracts include credit default options and written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a predetermined price. All such derivative contracts can potentially be used to protect against changes in an underlying, depending upon the intent of the option holder. For accounting purposes, we do not track the intent of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote and, historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements at October 31, 2004.

Pledged assets

In the ordinary course of business, we pledge securities and other assets recorded on our consolidated balance sheets against liabilities, or to facilitate certain activities. The following table presents the details of pledged assets:

PLEDGED ASSETS

$ millions, as at October 31	2004	2003
Cash and deposits with banks	$6	$—
Securities	14,239	21,665
Securities borrowed or purchased under resale agreements	8,095	9,622
Other assets	189	1,487

	$22,529	$32,774

Assets pledged in relation to:
Foreign governments and central banks(1)	$589	$468
Clearing systems, payment systems and depositories(1)	736	985
Margins for exchange traded futures and options, and collateralized derivative transactions	1,136	2,326
Collateral related to securities borrowed, securities sold short and securities lent or sold under repurchase agreements	20,068	28,995

	$22,529	$32,774

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Contingent liabilities

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, we do not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial position. However, the outcome of any particular matter may be material to our operating results for a particular year. We regularly assess the adequacy of CIBC’s contingent liabilities accrual, including the adequacy of the accrual for Enron-related matters.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Hedge funds

The SEC and the Office of the New York State Attorney General (NYAG) are currently investigating CIBC relating to financing and brokerage services provided to certain hedge funds that engaged in mutual fund market timing. In February 2004, the SEC filed a civil enforcement proceeding and the NYAG filed criminal charges against a former CIBC employee for his role in arranging financing through CIBC to hedge funds he allegedly knew were engaged in unlawful market timing and late trading of mutual funds. We are cooperating and will continue to cooperate with these and related investigations. In addition, two CIBC subsidiaries are named as defendants in a number of class actions, brought on behalf of shareholders of several families of mutual funds, alleging that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares. During the year, we established an accrual of $50 million related to matters arising from the mutual fund market timing investigations.

Enron

CIBC and certain affiliates (collectively “CIBC”) are named as defendants in various Enron-related actions in the U.S. These actions include Newby, et al. v. Enron Corp., et al., a purported class action on behalf of Enron shareholders against a number of financial institutions, Enron’s accountants and lawyers and a number of Enron insiders, alleging participation in a scheme in violation of the U.S. federal securities laws and various state laws. In addition, CIBC is a defendant in a number of related cases filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. CIBC is also a third-party defendant in several cases in which Enron investors sued Enron’s accountants, Arthur Andersen LLP, which thereafter filed third-party claims against a number of financial institutions, including CIBC, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in those actions. Enron filed a proceeding in bankruptcy court against six financial institutions, including CIBC, seeking among other things, disallowance of CIBC’s claims in the bankruptcy and unspecified damages for allegedly aiding and abetting Enron insiders in their breach of fiduciary duty and fraud, and unlawful civil conspiracy. We believe these claims are without merit and intend to vigorously defend each of the Enron-related actions. We believe that the ultimate costs of these matters are likely to exceed the insurance coverage. As a result, we recorded a $300 million liability, in addition to our insurance coverage, for Enron-related litigation matters. Because we are unable to reasonably estimate the eventual loss, it is possible that additional amounts may be required in the future, and such amounts could be material to our operating results for a particular year, although we do not expect that they would have a material adverse impact on CIBC’s consolidated financial position.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 25 CONCENTRATION OF CREDIT RISK

Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

     The methodology for allocating credit exposure for credit-related arrangements has been changed during the year from location of booking to country of ultimate risk. Prior-year information has been restated accordingly.

     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

CREDIT EXPOSURE BY COUNTRY OF ULTIMATE RISK

	2004				2003
		United	Other			United	Other
$ millions, as at October 31	Canada	States	countries	Total	Canada	States	countries	Total
On-balance sheet
Major assets(1)(2)(3)	$188,064	$48,468	$27,143	$263,675	$180,527	$55,034	$27,093	$262,654

Off-balance sheet
Credit-related arrangements(4)
Lines of credit
Financial institutions	$16,073	$436	$2,773	$19,282	$17,930	$20,683	$4,944	$43,557
Governments	3,410	206	—	3,616	3,092	—	—	3,092
Other	25,694	665	3,713	30,072	25,650	6,002	1,536	33,188

	45,177	1,307	6,486	52,970	46,672	26,685	6,480	79,837

Other credit-related arrangements
Financial institutions	22,365	12,075	554	34,994	12,702	3,940	12,931	29,573
Governments	31	30	199	260	135	57	—	192
Other	3,169	908	2,231	6,308	3,189	1,331	1,720	6,240

	25,565	13,013	2,984	41,562	16,026	5,328	14,651	36,005

	$70,742	$14,320	$9,470	$94,532	$62,698	$32,013	$21,131	$115,842

Derivative instruments(4)
By counterparty type
Financial institutions	$2,851	$6,622	$8,021	$17,494	$3,178	$8,074	$9,423	$20,675
Governments	2,388	1	117	2,506	1,827	3	104	1,934
Other	2,275	1,253	454	3,982	1,581	1,182	453	3,216

	7,514	7,876	8,592	23,982	6,586	9,259	9,980	25,825
Less: effect of master netting agreements	(4,488)	(6,456)	(6,078)	(17,022)	(4,122)	(6,899)	(5,985)	(17,006)

Total derivative instruments	$3,026	$1,420	$2,514	$6,960	$2,464	$2,360	$3,995	$8,819

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $185.9 billion (2003: $177.7 billion) and foreign currencies of $77.8 billion (2003: $84.9 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $142.3 billion (2003: $139.1 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2004 or 2003.

(4)	ALM credit derivative purchased options, with a replacement cost of $14 million (2003: $42 million), are given guarantee treatment for credit risk capital purposes, and are excluded from the table above.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 26 SEGMENTED INFORMATION

CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines reflect the characteristics of our products and services and of the clients to which those products and services are delivered. This organizational structure, which is the basis upon which we report our segmented information, was initially adopted in 2003 at which time the comparative amounts for 2002 were reclassified.

     CIBC Retail Markets provides financial services and products to personal and small business clients in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.

     CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business comprises branch-based advice, full service brokerage, private wealth management and online brokerage. We also develop and package a wide range of financial products, including mutual funds, managed solutions and fixed-term.

     CIBC World Markets is the wholesale banking arm of CIBC, providing a full range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.

     These business lines are supported by five functional groups -Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper, CIBC Mellon joint ventures, Oppenheimer Holdings Inc. (formerly Fahnestock Viner Holdings Inc.) debentures, and other income statement and balance sheet items not directly attributable to the business lines.

     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are matched against the revenue to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.

     To measure and report the results of operations of the three business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to other business lines.

     This model allows management and other users of our financial information to better understand the economics of our customer segments, products and delivery channels. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information.

     Each year, the sales and service fees paid to segments for certain products are renegotiated among the business lines. Prior year financial information has not been reclassified to reflect these fee changes.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate		CIBC
$ millions, for the years ended October 31		Markets	Management	Markets	and Other		Total
2004	Net interest income	$4,030	$493	$539	$304		$5,366
	Non-interest income	1,850	1,588	2,769	310		6,517
	Intersegment revenue(1)	(636)	425	213	(2)		—

	Total revenue	5,244	2,506	3,521	612		11,883
	Provision for credit losses	711	29	(55)	(57)	(2)	628
	Amortization(3)	112	20	25	123		280
	Other non-interest expenses	2,859	1,848	2,716	548		7,971

	Income (loss) before income taxes and non-controlling interests	1,562	609	835	(2)		3,004
	Income taxes	519	207	139	(75)		790
	Non-controlling interests	—	—	12	3		15

	Net income	$1,043	$402	$684	$70		$2,199

	Average assets(4)	$161,156	$19,782	$99,177	$695		$280,810

2003	Net interest income	$3,938	$582	$834	$276		$5,630
	Non-interest income	1,660	1,524	2,429	333		5,946
	Intersegment revenue(1)	(631)	425	210	(4)		—

	Total revenue	4,967	2,531	3,473	605		11,576
	Provision for credit losses	607	18	653	(135	)(2)	1,143
	Amortization(3)	122	25	19	129		295
	Restructuring reversal	(5)	—	(5)	(21)		(31)
	Other non-interest expenses	2,983	1,941	2,407	533		7,864

	Income before income taxes and non-controlling interests	1,260	547	399	99		2,305
	Income taxes	397	181	28	(367	)(5)	239
	Non-controlling interests	—	—	(2)	5		3

	Net income	$863	$366	$373	$461		$2,063

	Average assets(4)	$145,514	$30,670	$107,658	$897		$284,739

2002	Net interest income	$3,917	$622	$743	$218		$5,500
	Non-interest income	1,691	1,810	1,950	90		5,541
	Intersegment revenue(1)	(633)	422	215	(4)		—

	Total revenue	4,975	2,854	2,908	304		11,041
	Provision for credit losses	419	11	1,062	8		1,500
	Amortization(3)	137	28	33	167		365
	Restructuring charge (reversal)	66	(6)	59	395		514
	Other non-interest expenses	2,873	2,548	2,426	403		8,250

	Income (loss) before income taxes and non-controlling interests	1,480	273	(672)	(669)		412
	Income taxes	384	76	(522)	(217)		(279)
	Non-controlling interests	23	—	(8)	23		38

	Net income (loss)	$1,073	$197	$(142)	$(475)		$653

	Average assets(4)	$143,826	$33,023	$114,891	$770		$292,510

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model. (2) Includes $75 million (2003: $150 million) reversal of the general allowance.

(3)	Includes amortization on buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper, CIBC Mellon joint ventures, Oppenheimer Holdings Inc.(formerly Fahnestock Viner Holdings Inc.) debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(5)	Includes recovery of income taxes amounting to $689 million.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Geographic distribution

We earn revenue and incur expenses from domestic and foreign activities, and have domestic and foreign assets from which income is earned. Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

GEOGRAPHIC DISTRIBUTION

			United	West		Other
$ millions, for the years ended October 31		Canada	States	Indies		countries	Total
2004	Net interest income	$4,604	$487	$141		$134	$5,366
	Non-interest income	4,794	1,204	98		421	6,517

	Total revenue	9,398	1,691	239		555	11,883
	Provision for (recovery of) credit losses	705	(64)	—		(13)	628
	Non-interest expenses	6,198	1,647	37		369	8,251

	Income before income taxes and non-controlling interests	2,495	108	202		199	3,004
	Income taxes	690	51	2		47	790
	Non-controlling interests	3	12	—		—	15

	Net income	$1,802	$45	$200		$152	$2,199

	Average assets	$195,263	$51,545	$13,304		$20,698	$280,810

2003	Net interest income	$4,629	$693	$153		$155	$5,630
	Non-interest income	4,237	1,168	214		327	5,946

	Total revenue	8,866	1,861	367		482	11,576
	Provision for credit losses	633	270	—		240	1,143
	Non-interest expenses	6,050	1,667	46		365	8,128

	Income (loss) before income taxes and non-controlling interests	2,183	(76)	321		(123)	2,305
	Income taxes	796	182	(697	)(1)	(42)	239
	Non-controlling interests	5	(2)	—		—	3

	Net income (loss)	$1,382	$(256)	$1,018		$(81)	$2,063

	Average assets	$204,816	$49,474	$14,902		$15,547	$284,739

2002	Net interest income	$4,413	$347	$520		$220	$5,500
	Non-interest income	3,396	655	1,212		278	5,541

	Total revenue	7,809	1,002	1,732		498	11,041
	Provision for credit losses	540	827	—		133	1,500
	Non-interest expenses	5,732	2,787	210		400	9,129

	Income (loss) before income taxes and non-controlling interests	1,537	(2,612)	1,522		(35)	412
	Income taxes	590	(1,109)	269		(29)	(279)
	Non-controlling interests	23	(8)	23		—	38

	Net income (loss)	$924	$(1,495)	$1,230		$(6)	$653

	Average assets	$199,411	$54,395	$19,014		$19,690	$292,510

(1)	Includes the West Indies share of the $689 million recovery of income taxes.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

Note 27 RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements:

CONDENSED CONSOLIDATED BALANCE SHEETS

	2004			2003
	Canadian			Canadian
$ millions, as at October 31	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP
ASSETS
Cash and non-interest-bearing deposits with banks	$1,374	$111	$1,485	$1,593	$103	$1,696
Interest-bearing deposits with banks	10,829	—	10,829	8,861	—	8,861
Securities
Investment	15,517	(15,517)	—	17,319	(17,319)	—
Available for sale	—	15,426	15,426	—	17,381	17,381
Trading	51,799	2,161	53,960	52,282	30	52,312
Loan substitute	—	—	—	27	(27)	—
Securities borrowed or purchased under resale agreements	18,165	—	18,165	19,829	—	19,829
Loans	137,504	1,359	138,863	133,934	1,696	135,630
Other
Derivative instruments market valuation	23,710	979	24,689	22,796	3,071	25,867
Customers’ liability under acceptances	4,778	—	4,778	5,139	—	5,139
Loans held for sale	—	—	—	1,321	—	1,321
Land, buildings and equipment	2,107	—	2,107	2,093	—	2,093
Goodwill	1,055	(73)	982	1,045	(73)	972
Other intangible assets	244	7	251	255	—	255
Other assets	11,682	8,253	19,935	10,653	3,138	13,791

	$278,764	$12,706	$291,470	$277,147	$8,000	$285,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$190,577	$2,607	$193,184	$188,130	$3,243	$191,373
Other
Derivative instruments market valuation	23,990	1,635	25,625	21,945	2,974	24,919
Acceptances	4,778	—	4,778	5,147	—	5,147
Obligations related to securities sold short	12,220	2,252	14,472	11,659	659	12,318
Obligations related to securities lent or sold under repurchase agreements	16,790	—	16,790	19,293	—	19,293
Other liabilities	13,297	6,158	19,455	13,998	1,054	15,052
Subordinated indebtedness	3,889	—	3,889	3,197	—	3,197
Shareholders’ equity
Preferred shares	2,826	—	2,826	3,357	—	3,357
Common shares	2,969	(42)	2,927	2,950	(25)	2,925
Contributed surplus	59	—	59	50	—	50
Foreign currency translation adjustment	(376)	376	—	(180)	180	—
Retained earnings	7,745	(275)	7,470	7,601	(242)	7,359
Accumulated other comprehensive income
Foreign currency translation adjustment	—	(376)	(376)	—	(180)	(180)
Unrealized gains on securities available for sale	—	380	380	—	134	134
Unrealized gains on derivatives designated as hedges(1)	—	46	46	—	243	243
Additional pension obligation	—	(55)	(55)	—	(40)	(40)

	$278,764	$12,706	$291,470	$277,147	$8,000	$285,147

(1)	A net gain of $9 million, deferred in accumulated other comprehensive income, as at October 31, 2004, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods of up to eight years thereafter.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

$ millions, except per share amounts, for the years ended October 31	2004	2003	2002
Net income as reported	$2,199	$2,063	$653

Net interest income
Variable interest entities	1	—	—
Provision for credit losses	—	(54)	(123)
Non-interest income
Derivative instruments and hedging activities	(118)	133	(635)
Equity accounting adjustments	27	64	(60)
Impairment measurement	—	10	—
Other	—	54	123
Valuation adjustments	(3)	(22)	2
Variable interest entities	90	—	—
Non-interest expenses
Employee future benefits	17	(5)	(17)
Stock-based compensation	31	59	(39)
Variable interest entities	(4)	—	—
Income taxes and net change in income taxes due to the above items	(5)	(97)	275
Non-controlling interests in net income of variable interest entities	(63)	—	—

	(27)	142	(474)

Net income based on U.S. GAAP	2,172	2,205	179
Preferred share dividends and premiums	(208)	(188)	(161)

Net income applicable to common shareholders	$1,964	$2,017	$18

Weighted-average basic shares outstanding (thousands)	355,735	360,048	360,553
Add: stock options potentially exercisable(1)	4,852	3,066	3,654

Weighted-average diluted shares outstanding (thousands)	360,587	363,114	364,207

Basic EPS	$5.52	$5.60	$0.05
Diluted EPS	$5.45	$5.55	$0.05

(1)	It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as SARs.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

$ millions, for the years ended October 31	2004	2003	2002
Net income based on U.S. GAAP	$2,172	$2,205	$179

Other comprehensive income, net of tax
Change in foreign currency translation adjustments(1)	(196)	(222)	2
Change in net unrealized gains on securities available for sale(2)(3)	246	(272)	(115)
Change in net unrealized gains on derivative instruments and hedging activities(4)	(197)	246	(485)
Change in additional pension obligation(5)	(15)	(28)	(12)

Total other comprehensive income	(162)	(276)	(610)

Comprehensive income	$2,010	$1,929	$(431)

(1)	Net of income tax expense of $617 million (2003: $1.4 billion; 2002: $107 million).

(2)	Net of income tax expense (benefit) of $130 million (2003: $(132) million; 2002: $(1) million).

(3)	Net of reclassification adjustments for net realized gains included in net income of $90 million (2003: $236 million; 2002: $70 million).

(4)	Net of income tax benefit (expense) of $121 million (2003: $(148) million; 2002: $306 million).

(5)	Net of income tax benefit of $9 million (2003: $16 million; 2002: $6 million).

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

A. Securities available for sale

Under Canadian GAAP, investment securities are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for investment securities, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.

     U.S. GAAP also requires the following additional disclosures:

SECURITIES AVAILABLE FOR SALE

$ millions, for the years ended October 31	2004	2003	2002
Proceeds from sales	$13,913	$26,416	$35,651
Gross realized gains	288	260	1,083
Gross realized losses	68	43	167

B. Provision and allowance for credit losses

Upon the adoption of AcG-13 on November 1, 2003, certain credit derivatives that we use to hedge the credit exposure of certain loans, despite being economically effective, do not qualify for hedge accounting. As a result, the existence of credit protection on loan balances from purchases of credit derivatives is no longer considered when determining the provision for credit losses. This change substantially harmonized Canadian and U.S. GAAP in relation to the determination of the provision and allowance for credit losses.

     As a result of this change, there is no longer a difference between the 2004 Canadian and U.S. GAAP provisions for credit losses (2003: $54 million; 2002: $123 million) or other non-interest income (2003: $54 million; 2002: $123 million).

C. Valuation adjustments

Under Canadian GAAP, we record certain valuation adjustments to the carrying value of our securities in order to reflect resale restrictions that expire within one year or adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.

D. Equity accounting adjustments

Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for certain investments held within the merchant banking portfolio. Previously, we accounted for these merchant banking investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence, which is generally represented by an equity interest between 20% and 50%.

     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.

E. Impairment measurements

Under Canadian GAAP, we record investment securities at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, we record the security at its expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.

F. Derivative instruments and hedging activities

U.S. GAAP requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, effective November 1, 2003, derivatives used for non-trading purposes that do not qualify for hedge accounting under the requirements of AcG-13, or derivatives embedded within equity-linked deposit contracts, are carried at fair value on the consolidated balance sheets with changes in fair value reflected in current earnings. Under Canadian GAAP, gains and losses on both securities and derivative instruments held within an effective hedge relationship are recognized in the income statement on the same basis and in the same period as the underlying hedged items. Thus, there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, for derivatives that do not qualify for hedge accounting, or for derivatives embedded within equity-linked deposit contracts. However, there are significant differences in accounting for derivatives that qualify for hedge accounting purposes and for embedded derivatives other than derivatives embedded in equity-linked deposit contracts.

     The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective.

     We have elected for operational considerations, not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are effective for Canadian GAAP purposes. In addition, U.S. GAAP disallows the use of cash instrument hedges, and loan commitments are difficult to qualify for hedge accounting. As a consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.

G. Employee future benefits

For Canadian GAAP purposes, we retroactively adopted the accounting requirements surrounding “Employee future benefits.” For U.S. GAAP purposes, we continue to recognize certain unamortized actuarial losses incurred prior to the adoption date of the Canadian standard in November 1, 2000. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.

     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income. In addition, for defined

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.

     The financial position on a U.S. GAAP basis of the employee defined benefit pension plans with an unfunded accumulated benefit obligation is as follows:

	Pension benefit plans
$ millions, for the years ended October 31	2004	2003
Accumulated benefit obligations	$334	$310
Fair value of assets	175	151
Unfunded accumulated benefit obligations	159	159
Accrued benefit (asset) liability	66	88
Additional minimum liability	93	71
Intangible asset	7	7
Other comprehensive income	86	63

H. Stock-based compensation

We adopted the expense recognition provisions of Statement of Financial Accounting Standard (SFAS) 123, “Accounting for Stock-based Compensation,” effective November 1, 2001. The impact of this change in accounting policy is the same as under Canadian GAAP except as it relates to SARs outstanding as of the date of adoption.

     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised as SARs. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans,” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.

     SFAS 148 requires pro-forma disclosure of net income and EPS as if the fair value-based method had been applied for awards granted subsequent to 1995.

     Had the fair value-based method been used for awards granted subsequent to 1995 until October 31, 2001, U.S. GAAP pro-forma net income and diluted net income per share would be as follows:

STOCK-BASED COMPENSATION

$ millions, except per share amounts, for the years ended October 31		2004	2003	2002
Net income		$2,172	$2,205	$179
Add:	stock-based compensation expense included in net income, net of related tax effects	21	44	26
Less:	stock-based compensation expense determined under the fair value-based method for all awards, net of related tax effects	(43)	(88)	(47)

		$2,150	$2,161	$158

Basic EPS	– Reported	$5.52	$5.60	$0.05
	– Pro-forma	$5.46	$5.48	$(0.01)
Diluted EPS	– Reported	$5.45	$5.55	$0.05
	– Pro-forma	$5.39	$5.43	$(0.01)

I. Income taxes

Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.

J. Variable interest entities

In January 2003, FASB issued FIN 46, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. In December 2003, FASB issued a revised FIN 46 (FIN 46R). The revised standard was effective for all entities no later than the end of the first reporting period ending after March 15, 2004. CIBC adopted the standard for U.S. GAAP purposes at April 30, 2004. The equivalent CICA AcG-15R “Consolidation of Variable Interest Entities,” is effective for annual and interim periods beginning on or after November 1, 2004.

     The consolidated U.S. GAAP balance sheet includes approximately $2.7 billion relating to VIEs for which we are considered the primary beneficiary. Of this amount, $1.4 billion represents VIEs that hold loans sourced in the financial markets; $456 million relates to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles; and $853 million relates to certain investment vehicles that make private equity investments (including investments on a side-by-side basis with our employees) that are managed by certain of our employees. Further, we deconsolidated a trust with assets of $213 million as we are not considered the primary beneficiary. The net impact of these are reported on our consolidated U.S. GAAP balance sheet primarily as follows: cash and non-interest-bearing deposits with banks of $111 million, securities of $1.1 billion and loans of $1.3 billion. In general, investors in the obligations of consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our assets, except where we have provided liquidity facilities, credit enhancements or are the counterparty to a derivative transaction involving the VIE.

Notes to the Consolidated Financial Statements                    CIBC Annual Accountability Report 2004   For what matters

     We are considered the primary beneficiary of certain compensation trusts. However, the consolidation does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the share capital section on the consolidated U.S. GAAP balance sheet.

     In addition, we have significant variable interests in VIEs that are not consolidated because we are not considered the primary beneficiary. These include multi-seller conduits, CDOs, structured finance transactions and investment funds.

     We administer several VIEs in Canada that purchase pools of third-party financial assets, such as CDOs, mortgages, trade receivables, loans and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issue of commercial paper or other notes to investors. Third parties that transfer assets to the conduits may continue to service these assets, and may be exposed to credit losses realized on them, through asset over-collateralization or other forms of retained interests. We have no ownership interests in these conduits. The conduits may obtain credit enhancement from third-party providers. We may provide commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. We may be required to provide funding under the liquidity facilities in the event that funding for such conduits becomes unavailable in the debt market. We are not required to fund under the liquidity facilities to the extent that the assets in the conduits are in default. We may also act as the counterparty to derivative contracts entered into by the conduits in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to limit or change the interest rate risk of the conduit. All fees earned in respect of these activities are on a market basis. At October 31, 2004, these Canadian conduits had assets of approximately $11.1 billion.

     We securitize our own assets and also act as an administrator or financial advisor to conduits that purchase clients’ financial assets. Details relating to the securitization of our own assets are provided in Note 6.

     In addition, we may provide liquidity facilities, together with other financial institutions, hold notes in, and act as counterparty to derivative contracts entered into by third-party administered conduits.

     Although actual losses are not expected to be material, our maximum exposure to loss as a result of involvement with these conduits was approximately $15.5 billion. For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities, credit enhancements and investments in these conduits.

     We act as structuring and placement agent for CDOs. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these CDOs. In a number of transactions structured on behalf of clients, we first purchase the collateral at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO’s collateral, which generally consists of rated debt securities, on behalf of equity and debt investors. Any net income or loss is allocated to the CDO’s equity investors; further losses, if any, are allocated to the debt investors in reverse order of seniority. Although actual losses are not expected to be material, our maximum exposure to loss as a result of involvement with the CDOs that are not consolidated was approximately $429 million. For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities provided to, and investments in, the CDOs. The total assets in these CDOs, at October 31, 2004 amounted to approximately $11.5 billion.

     We provide a wide range of financial products, including structured notes and other financial instruments, for institutional and private bank clients, including VIEs as counterparties, as well as retail clients. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.

     We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.

     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of these trusts. We earn a fee for acting as a trustee.

     We participate in transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns of assets to or from a trust.

     In addition, our current exposure under the derivative transactions with the VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.

     We continue to monitor developments, which affect our current interpretation of FIN 46R.

K. Non-cash collateral

Under Canadian GAAP, non-cash collateral received from securities lending is not recognized in the financial statements. Under U.S. GAAP, certain non-cash collateral received in securities lending transactions is recognized as an asset, and a liability is recorded for obligations to return the collateral.

L. Netting of financial instruments

Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.

CIBC Annual Accountability Report 2004   For what matters                    Notes to the Consolidated Financial Statements

Note 28 REGULATORY MATTERS AND EXIT OF CERTAIN ACTIVITIES

Regulatory matters

On December 22, 2003, we agreed with the staff of the SEC to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, we paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concludes the SEC’s investigation into Enron-related matters with respect to CIBC. On the same day, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, have been committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and OSFI to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

     In compliance with our agreement with the DOJ, we have completed the orderly wind down of CIBC World Markets’ U.S.-, United Kingdom- and Australia-based receivables conduit vehicles. At October 31, 2004 all of these conduits have ceased issuing commercial paper. In the course of completing these exit activities, we have purchased assets of $1.7 billion and incurred costs of $25 million.

Note 29 FUTURE CANADIAN ACCOUNTING POLICY CHANGES

CIBC will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:

Variable interest entities

In June 2003, the CICA issued AcG-15, “Consolidation of Variable Interest Entities.” In August 2004, a revised guideline (AcG-15R) was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15R provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15R is effective for annual and interim periods, beginning on or after November 1, 2004.

     We are considered the primary beneficiary of entities with assets of approximately $2.7 billion. This change in accounting policy is expected to result in an after-tax credit to opening retained earnings of $14 million ($24 million pre-tax.) We have determined that we are not the primary beneficiary of Canadian multi-seller conduits that we administer. We are also not considered the primary beneficiary of mutual funds and personal trusts administered by us. We continue to monitor developments that may affect our current interpretation of AcG-15R.

Liabilities and equity

In January 2004, the CICA issued amendments to handbook section 3860, “Financial Instruments — Disclosure and Presentation.” The amendments require that contractual obligations which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented as liabilities rather than equity. Dividend payments arising from such financial instruments will be treated as an interest expense within the consolidated statements of income. This change in accounting policy will be applied retroactively, and is effective beginning November 1, 2004.

     The amended standard will require us to classify our preferred shares that are convertible into common shares at the option of the holder as a liability, rather than as equity, within the consolidated balance sheets. Our Class A Preferred Shares Series 19-23, with a carrying value of $1.0 billion will be presented as liabilities, beginning November 1, 2004. Interest expense is expected to increase by $58 million and preferred share dividends is expected to decrease by $58 million, for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

     In February 2004, OSFI confirmed that any preferred shares outstanding as at January 31, 2004, will continue to be eligible as Tier 1 capital for as long as they remain outstanding, thus not affecting CIBC’s capital ratios.

Principal Subsidiaries                    CIBC Annual Accountability Report 2004   For what matters

PRINCIPAL SUBSIDIARIES

Unaudited, $ millions, as at October 31, 2004		Book value(3) of shares
	Address of head	owned by CIBC and other
Subsidiary name(1)(2)	or principal office	subsidiaries of CIBC
Amicus Bank	Toronto, Ontario, Canada	441
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	336
CIBC Asset Management Inc.	Montreal, Quebec, Canada
Talvest (LSVC) Inc.	Montreal, Quebec, Canada
CIBC BA Limited	Toronto, Ontario, Canada	(4)
CIBC Financial Planning Inc.	Toronto, Ontario, Canada	(4)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.(5)	Toronto, Ontario, Canada	306
CIBC Delaware Holdings Inc.(6)	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC INC.(5)	New York, NY, U.S.A.
CIBC US Insurance Company	Barre, Vermont, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
Juniper Financial Corp. (98%)(7)	Wilmington, Delaware, U.S.A.
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC WM International Limited	St. Michael, Barbados
EDULINX Canada Corporation(8)	Mississauga, Ontario, Canada	29
INTRIA Items Inc. (90%)	Mississauga, Ontario, Canada	25
TAL Global Asset Management Inc.	Montreal, Quebec, Canada	331
T.A.L. Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management Limited	Hong Kong, China
TAL Global Asset Management (Bermuda) Limited	Hamilton, Bermuda
T.A.L. Asset Management (Guernsey) Limited	St. Peter Port, Guernsey, Channel Islands
TAL Private Management Ltd.	Montreal, Quebec, Canada
CIBC Capital Funding, L.P.	New York, NY, U.S.A.	68
CIBC Capital Funding II, L.P.	New York, NY, U.S.A.	81
CIBC Holdings (Cayman) Limited	George Town, Cayman Islands	3,055
CIBC Bank and Trust Company (Cayman) Limited	George Town, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Cayman Islands
CIBC Offshore Services Inc.	St. Michael, Barbados
CIBC Reinsurance Company Limited	St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Dublin, Ireland
CIBC Offshore Banking Services Corporation(5)	St. Michael, Barbados	5,020
CIBC Australia Holdings Limited	Sydney, New South Wales, Australia	67
CIBC Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets Securities Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets (Japan) Inc.	Tokyo, Japan	47
CIBC Asia Limited	Singapore City, Singapore	129
CIBC World Markets plc(5)	London, England, U.K.	841

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding, L.P., CIBC Capital Funding II, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Juniper Financial Corp., Canadian Imperial Holdings Inc. and CIBC INC., which were incorporated or organized under the laws of the state of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries are shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

(5)	CIBC directly or indirectly owns 100% of the non-voting shares of the subsidiaries. (6) CIBC directly owns $7.4 billion of shares of CIBC Delaware Holdings Inc.

(7)	On August 8, 2004, CIBC sold Juniper Financial Corp. to Barclays Bank PLC. The transaction closed on December 1, 2004.

(8)	On October 26, 2004, CIBC entered into an agreement to sell EDULINX Canada Corporation to Nelnet Canada Inc., a wholly owned subsidiary of Nelnet Inc. The transaction closed on December 1, 2004.

CIBC Annual Accountability Report 2004   For what matters                    Supplementary Annual Financial Information

AVERAGE BALANCE SHEET, NET INTEREST INCOME AND MARGIN

		Average balance			Interest			Average rate
	Unaudited, $ millions, for the years ended October 31	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Domestic assets(1)
	Cash and deposits with banks	$1,724	$2,134	$1,526	$10	$19	$15	0.58%	0.89%	0.98%
Securities	Investment(2)	6,567	9,071	13,799	265	419	600	4.04	4.62	4.35
	Trading	26,288	25,026	26,028	748	856	999	2.85	3.42	3.84
	Securities borrowed or purchased under resale agreements	12,124	9,880	11,886	277	278	306	2.28	2.81	2.57

Loans	Residential mortgages	70,062	68,490	61,706	3,131	3,430	3,227	4.47	5.01	5.23
	Personal and credit card	32,948	29,220	26,507	2,507	2,428	2,040	7.61	8.31	7.70
	Business and government	22,881	22,916	22,769	1,355	1,444	1,319	5.92	6.30	5.79

	Total loans	125,891	120,626	110,982	6,993	7,302	6,586	5.55	6.05	5.93

	Other interest-bearing assets	366	421	450	97	156	79	26.50	37.05	17.56
	Derivative instruments market valuation	7,443	6,031	6,121
	Customers’ liability under acceptances	4,922	5,881	7,258
	Other non-interest-bearing assets(2)	8,622	7,736	7,270

	Total domestic assets	193,947	186,806	185,320	8,390	9,030	8,585	4.33	4.83	4.63

	Foreign assets(1)
	Cash and deposits with banks	9,773	8,090	10,173	142	116	207	1.45	1.43	2.03
Securities	Investment(2)	10,686	10,906	10,792	439	490	573	4.11	4.49	5.31
	Trading	26,948	26,457	27,617	509	610	568	1.89	2.31	2.06
	Securities borrowed or purchased under resale agreements	8,343	10,509	13,502	247	250	381	2.96	2.38	2.82

Loans	Residential mortgages	12	61	1,039	1	4	81	8.33	6.56	7.80
	Personal and credit card	927	1,536	3,286	31	60	155	3.34	3.91	4.72
	Business and government	8,223	13,950	19,720	388	580	943	4.72	4.16	4.78

	Total loans	9,162	15,547	24,045	420	644	1,179	4.58	4.14	4.90

	Other interest-bearing assets	966	378	346	41	36	21	4.24	9.52	6.07
	Derivative instruments market valuation	16,270	20,310	15,972
	Customers’ liability under acceptances	—	6	17
	Other non-interest-bearing assets(2)	4,715	5,730	4,726

	Total foreign assets	86,863	97,933	107,190	1,798	2,146	2,929	2.07	2.19	2.73

	Total assets	$280,810	$284,739	$292,510	$10,188	$11,176	$11,514	3.63%	3.92%	3.94%

	Domestic liabilities(1)
Deposits	Personal	$67,400	$64,605	$62,837	$1,194	$1,280	$1,388	1.77%	1.98%	2.21%
	Business and government	59,771	54,760	52,944	1,185	1,268	1,067	1.98	2.32	2.02
	Bank	525	541	664	9	12	13	1.71	2.22	1.96

	Total deposits	127,696	119,906	116,445	2,388	2,560	2,468	1.87	2.14	2.12
	Derivative instruments market valuation	7,144	6,132	6,443
	Acceptances	4,923	5,901	7,264
	Obligations related to securities sold short	8,039	6,241	7,333	270	235	270	3.36	3.77	3.68
	Obligations related to securities lent or sold under repurchase agreements	7,482	9,876	11,178	190	295	299	2.54	2.99	2.67
	Other liabilities	9,134	8,357	6,280	71	303	40	0.78	3.63	0.64
	Subordinated indebtedness	2,691	2,275	2,359	198	181	179	7.36	7.96	7.59

	Total domestic liabilities	167,109	158,688	157,302	3,117	3,574	3,256	1.87	2.25	2.07

	Foreign liabilities(1)
Deposits	Personal	2,747	3,075	5,912	42	50	141	1.53	1.63	2.38
	Business and government	50,321	59,028	68,096	775	939	1,743	1.54	1.59	2.56
	Bank	10,711	12,330	11,970	186	227	295	1.74	1.84	2.46

	Total deposits	63,779	74,433	85,978	1,003	1,216	2,179	1.57	1.63	2.53
	Derivative instruments market valuation	15,616	19,483	15,952
	Acceptances	—	6	17
	Obligations related to securities sold short	5,253	5,162	5,421	102	161	145	1.94	3.12	2.67
	Obligations related to securities lent or sold under repurchase agreements	11,031	9,019	9,876	263	195	316	2.38	2.16	3.20
	Other liabilities	3,191	3,754	3,871	323	378	77	10.12	10.07	1.99
	Subordinated indebtedness	868	1,212	1,541	14	22	41	1.61	1.82	2.66

	Total foreign liabilities	99,738	113,069	122,656	1,705	1,972	2,758	1.71	1.74	2.25

	Total liabilities	266,847	271,757	279,958	4,822	5,546	6,014	1.81	2.04	2.15
	Shareholders’ equity	13,963	12,982	12,552

	Total liabilities and shareholders’ equity	$280,810	$284,739	$292,510	$4,822	$5,546	$6,014	1.72%	1.95%	2.06%

	Net interest income and margin				$5,366	$5,630	$5,500	1.91%	1.98%	1.88%

	Additional disclosures:
	Non-interest-bearing deposits/liabilities
	Domestic	$9,699	$8,147	$7,503
	Foreign	$769	$624	$1,025

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

(2)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior-year information has been reclassified.

Supplementary Annual Financial Information                    CIBC Annual Accountability Report 2004   For what matters

VOLUME/RATE ANALYSIS OF CHANGES IN NET INTEREST INCOME

		2004/2003			2003/2002
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average	Average		Average	Average
Unaudited, $ millions		balance	rate	Total	balance	rate	Total
Domestic assets(1)
Cash and deposits with banks		$(4)	$(5)	$(9)	$6	$(2)	$4
Securities	Investment(2)	(116)	(38)	(154)	(206)	25	(181)
	Trading	43	(151)	(108)	(38)	(105)	(143)
Securities borrowed or purchased under resale agreements		63	(64)	(1)	(52)	24	(28)

Loans	Residential mortgages	79	(378)	(299)	355	(152)	203
	Personal and credit card	310	(231)	79	209	179	388
	Business and government	(2)	(87)	(89)	9	116	125

Total loans		387	(696)	(309)	573	143	716
Other interest-bearing assets		(20)	(39)	(59)	(5)	82	77

Change in domestic interest income		353	(993)	(640)	278	167	445

Foreign assets(1)
Cash and deposits with banks Interest-bearing deposits with banks		24	2	26	(42)	(49)	(91)
Securities	Investment(2)	(10)	(41)	(51)	6	(89)	(83)
	Trading	11	(112)	(101)	(24)	66	42
Securities borrowed or purchased under resale agreements		(52)	49	(3)	(84)	(47)	(131)

Loans	Residential mortgages	(3)	—	(3)	(76)	(1)	(77)
	Personal and credit card	(24)	(5)	(29)	(83)	(12)	(95)
	Business and government	(238)	46	(192)	(276)	(87)	(363)

Total loans		(265)	41	(224)	(435)	(100)	(535)
Other interest-bearing assets		56	(51)	5	2	13	15

Change in foreign interest income		(236)	(112)	(348)	(577)	(206)	(783)

Total change in interest income		$117	$(1,105)	$(988)	$(299)	$(39)	$(338)

Domestic liabilities(1)
Deposits	Personal	$55	$(141)	$(86)	$39	$(147)	$(108)
	Business and government	116	(199)	(83)	37	164	201
	Bank	—	(3)	(3)	(2)	1	(1)

Total deposits		171	(343)	(172)	74	18	92
Obligations related to securities sold short		68	(33)	35	(40)	5	(35)
Obligations related to securities lent or sold under repurchase agreements		(72)	(33)	(105)	(35)	31	(4)
Other liabilities		28	(260)	(232)	13	250	263
Subordinated indebtedness		33	(16)	17	(6)	8	2

Change in domestic interest expense		228	(685)	(457)	6	312	318

Foreign liabilities(1)
Deposits	Personal	(5)	(3)	(8)	(68)	(23)	(91)
	Business and government	(139)	(25)	(164)	(232)	(572)	(804)
	Bank	(30)	(11)	(41)	9	(77)	(68)

Total deposits		(174)	(39)	(213)	(291)	(672)	(963)
Obligations related to securities sold short		3	(62)	(59)	(7)	23	16
Obligations related to securities lent or sold under repurchase agreements		44	24	68	(27)	(94)	(121)
Other liabilities		(57)	2	(55)	(2)	303	301
Subordinated indebtedness		(6)	(2)	(8)	(9)	(10)	(19)

Change in foreign interest expense		(190)	(77)	(267)	(336)	(450)	(786)

Total change in interest expense		$38	$(762)	$(724)	$(330)	$(138)	$(468)

Change in total net interest income		$79	$(343)	$(264)	$31	$99	$130

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

(2)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior-year information has been reclassified.

CIBC Annual Accountability Report 2004   For what matters                    Supplementary Annual Financial Information

ANALYSIS OF NET LOANS AND ACCEPTANCES

	Canada(1)					U.S.(1)
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Residential mortgages	$72,543	$69,955	$66,251	$57,777	$51,203	$10	$14	$321	$239	$79
Student	2,089	2,600	2,960	3,568	4,263	—	—	—	—	—
Personal	23,145	19,754	17,656	15,324	14,569	283	314	1,803	1,657	2,409
Credit card	8,098	8,844	7,194	6,707	5,564	249	246	278	4	—

Total consumer loans	105,875	101,153	94,061	83,376	75,599	542	574	2,402	1,900	2,488

Non-residential mortgages	5,025	4,515	3,821	3,085	2,270	—	—	—	—	—
Financial institutions	1,829	2,018	2,143	2,706	2,349	620	938	1,120	2,851	2,564
Retail	2,229	2,239	2,165	2,563	3,485	96	124	298	294	467
Business services	3,397	3,566	3,574	3,635	3,906	280	550	1,238	1,079	1,358
Manufacturing, capital goods	1,201	1,518	1,595	1,876	1,873	240	348	797	845	1,353
Manufacturing, consumer goods	1,512	1,737	1,863	2,278	2,319	294	157	559	533	367
Real estate and construction	2,358	2,101	2,135	2,058	2,311	1,809	1,709	2,121	1,599	1,465
Agriculture	4,085	4,232	4,177	3,807	3,701	35	22	—	—	6
Oil and gas	2,067	1,878	2,784	3,230	4,038	128	272	605	850	876
Mining	134	341	507	420	322	25	35	73	55	277
Forest products	346	537	559	598	897	10	89	356	297	158
Hardware and software	290	237	187	290	394	90	215	126	497	331
Telecommunications and cable	305	442	872	942	844	123	323	1,144	1,336	1,883
Publishing, printing and broadcasting	285	439	613	1,275	499	85	213	362	282	382
Transportation	643	828	1,063	1,246	1,116	472	506	667	612	813
Utilities	323	331	490	453	358	99	195	1,562	1,157	868
Education, health and social services	1,334	1,284	1,280	1,185	1,212	62	63	162	161	237
Governments	758	832	836	706	878	11	12	13	12	61
General allowance allocated to business and government loans(2)	(346)	(315)	(414)	—	—	(125)	(238)	(333)	—	—

Total business and government loans including acceptances	27,775	28,760	30,250	32,353	32,772	4,354	5,533	10,870	12,460	13,466

General allowance for credit losses(2)
Total net loans and acceptances	$133,650	$129,913	$124,311	$115,729	$108,371	$4,896	$6,107	$13,272	$14,360	$15,954

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

Unaudited, $ millions, for the years ended October 31	2004	2003	2002	2001	2000
Balance at beginning of year	$1,956	$2,289	$2,295	$2,238	$1,752
Provision for credit losses	628	1,143	1,500	1,100	1,220
Write-offs
Domestic
Residential mortgages	3	6	6	4	6
Student	77	108	145	131	129
Personal and credit card	662	560	430	349	283
Other business and government	157	295	183	90	214
Foreign
Personal and credit card	12	22	20	7	16
Other business and government	49	321	921	668	201

Total write-offs	960	1,312	1,705	1,249	849

Recoveries
Domestic
Student	18	36	63	89	35
Personal and credit card	88	72	60	48	41
Other business and government	20	12	30	25	16
Foreign
Personal and credit card	—	—	2	4	1
Other business and government	89	62	62	19	28

Total recoveries	215	182	217	185	121

Net write-offs	745	1,130	1,488	1,064	728
Transfer to loans held for sale	—	(292)	—	—	—
Foreign exchange and other adjustments	(11)	(54)	(18)	21	(6)

Balance at end of year	$1,828	$1,956	$2,289	$2,295	$2,238

Comprised of:
Loans	$1,825	$1,952	$2,288	$2,294	$2,236
Letters of credit	2	1	1	1	2
Loans substitute securities	1	3	—	—	—

Ratio of net write-offs during year to average loans outstanding during year	0.55%	0.83%	1.10%	0.83%	0.60%

Supplementary Annual Financial Information                    CIBC Annual Accountability Report 2004   For what matters

ANALYSIS OF NET LOANS AND ACCEPTANCES (continued)

	Other(1)					Total
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Residential mortgages	$—	$—	$—	$712	$616	$72,553	$69,969	$66,572	$58,728	$51,898
Student	—	—	—	—	—	2,089	2,600	2,960	3,568	4,263
Personal	272	209	192	589	589	23,700	20,277	19,651	17,570	17,567
Credit card	—	—	—	60	58	8,347	9,090	7,472	6,771	5,622

Total consumer loans	272	209	192	1,361	1,263	106,689	101,936	96,655	86,637	79,350

Non-residential mortgages	5	9	15	170	174	5,030	4,524	3,836	3,255	2,444
Financial institutions	1,198	783	866	1,315	2,954	3,647	3,739	4,129	6,872	7,867
Retail	38	101	64	329	357	2,363	2,464	2,527	3,186	4,309
Business services	403	448	692	1,273	866	4,080	4,564	5,504	5,987	6,130
Manufacturing, capital goods	369	142	167	291	348	1,810	2,008	2,559	3,012	3,574
Manufacturing, consumer goods	58	9	109	378	360	1,864	1,903	2,531	3,189	3,046
Real estate and construction	7	18	69	357	305	4,174	3,828	4,325	4,014	4,081
Agriculture	—	1	—	39	36	4,120	4,255	4,177	3,846	3,743
Oil and gas	70	40	96	263	203	2,265	2,190	3,485	4,343	5,117
Mining	66	130	264	370	434	225	506	844	845	1,033
Forest products	76	86	116	185	83	432	712	1,031	1,080	1,138
Hardware and software	28	5	59	139	106	408	457	372	926	831
Telecommunications and cable	309	519	2,247	2,384	2,143	737	1,284	4,263	4,662	4,870
Publishing, printing and broadcasting	26	29	278	222	183	396	681	1,253	1,779	1,064
Transportation	678	412	734	830	601	1,793	1,746	2,464	2,688	2,530
Utilities	171	304	553	753	665	593	830	2,605	2,363	1,891
Education, health and social services	—	—	—	26	28	1,396	1,347	1,442	1,372	1,477
Governments	—	—	18	137	95	769	844	867	855	1,034
General allowance allocated to business and government loans(2)	(38)	(192)	(205)	—	—	(509)	(745)	(952)	—	—

Total business and government loans including acceptances	3,464	2,844	6,142	9,461	9,941	35,593	37,137	47,262	54,274	56,179

General allowance for credit losses(2)	—	—	—	—	—	—	—	—	(1,250)	(1,250)

Total net loans and acceptances	$3,736	$3,053	$6,334	$10,822	$11,204	$142,282	$139,073	$143,917	$139,661	$134,279

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

ALLOWANCE FOR CREDIT LOSSES AS A PERCENTAGE OF EACH LOAN CATEGORY(1)

	Allowance for credit losses					Allowance as a % of each loan category
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Domestic
Residential mortgages	$39	$45	$40	$23	$23	0.05%	0.06%	0.06%	0.04%	0.04%
Personal and credit card	843	714	680	488	478	2.47	2.24	2.39	1.87	1.92
Other business and government	608	585	795	396	340	2.58	2.42	3.29	1.61	1.41

Total domestic	1,490	1,344	1,515	907	841	1.14	1.07	1.27	0.84	0.84

Foreign
Personal and credit card	21	14	21	14	9	2.55	1.79	0.92	0.60	0.29
Other business and government	314	594	752	123	136	3.86	6.62	4.23	0.56	0.58

Total foreign	335	608	773	137	145	3.74	6.23	3.79	0.54	0.53

General allowance for credit losses(2)	—	—	—	1,250	1,250	—	—	—	—	—

Total allowance	$1,825	$1,952	$2,288	$2,294	$2,236	1.31%	1.44%	1.64%	1.71%	1.75%

(1)	Percentage is calculated on loan portfolio excluding acceptances.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

CIBC Annual Accountability Report 2004   For what matters                    Supplementary Annual Financial Information

IMPAIRED LOANS BEFORE GENERAL ALLOWANCES

	Canada(1)					U.S.(1)
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Gross impaired loans
Residential mortgages	$120	$177	$172	$182	$148	$—	$—	$—	$—	$—
Student	90	86	123	177	167	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	176	137	114	101	99	—	1	2	1	1

Total gross impaired consumer loans	386	400	409	460	414	—	1	2	1	1

Non-residential mortgages	10	28	28	28	40	—	—	—	—	—
Financial institutions	4	5	7	9	12	12	23	45	50	107
Service and retail industries	130	219	253	197	152	53	13	30	15	102
Manufacturing, consumer and capital goods	70	82	54	128	112	4	35	55	37	41
Real estate and construction	28	54	51	84	110	—	—	24	—	—
Agriculture	155	73	35	42	28	—	—	—	—	—
Resource-based industries	10	11	17	23	31	2	16	93	12	15
Telecommunications, media and technology	9	6	87	62	11	2	27	372	77	13
Transportation	9	34	236	236	229	1	1	32	33	33
Utilities	—	1	8	9	15	—	7	80	—	—
Other	7	6	9	9	9	1	2	4	2	10

Total gross impaired — business and government loans	432	519	785	827	749	75	124	735	226	321

Total gross impaired loans	818	919	1,194	1,287	1,163	75	125	737	227	322
Other past due loans(2)	54	64	38	67	58	1	—	—	—	1

Total gross impaired and other past due loans	$872	$983	$1,232	$1,354	$1,221	$76	$125	$737	$227	$323

Allowance for credit losses
Residential mortgages	$17	$18	$21	$23	$23	$—	$—	$—	$—	$—
Student	71	166	237	320	363	—	—	—	—	—
Credit card	122	126	99	99	48	11	8	—	—	—
Personal	166	100	80	69	67	—	—	6	—	—

Total allowance — consumer loans(3)	376	410	437	511	501	11	8	6	—	—

Non-residential mortgages	6	16	14	16	23	—	—	—	—	—
Financial institutions	4	4	5	8	12	7	16	26	29	25
Service and retail industries	86	113	117	93	63	25	8	2	3	20
Manufacturing, consumer and capital goods	40	38	45	72	60	4	18	8	7	10
Real estate and construction	14	24	30	65	71	—	—	1	—	—
Agriculture	85	38	13	9	6	—	—	—	—	—
Resource-based industries	8	10	15	17	18	1	2	8	7	—
Telecommunications, media and technology	8	3	52	33	5	—	3	33	29	—
Transportation	7	23	76	74	74	1	1	1	1	1
Utilities	—	—	8	3	3	—	1	49	—	—
Other	5	4	6	6	5	—	—	—	—	—

Total allowance — business and government loans	263	273	381	396	340	38	49	128	76	56

Total allowance	$639	$683	$818	$907	$841	$49	$57	$134	$76	$56

Net impaired loans
Residential mortgages	$103	$159	$151	$159	$125	$—	$—	$—	$—	$—
Student	19	(80)	(114)	(143)	(196)	—	—	—	—	—
Credit card	(122)	(126)	(99)	(99)	(48)	(11)	(8)	—	—	—
Personal	10	37	34	32	32	—	1	(4)	1	1

Total net impaired consumer loans(3)	10	(10)	(28)	(51)	(87)	(11)	(7)	(4)	1	1

Non-residential mortgages	4	12	14	12	17	—	—	—	—	—
Financial institutions	—	1	2	1	—	5	7	19	21	82
Service and retail industries	44	106	136	104	89	28	5	28	12	82
Manufacturing, consumer and capital goods	30	44	9	56	52	—	17	47	30	31
Real estate and construction	14	30	21	19	39	—	—	23	—	—
Agriculture	70	35	22	33	22	—	—	—	—	—
Resource-based industries	2	1	2	6	13	1	14	85	5	15
Telecommunications, media and technology	1	3	35	29	6	2	24	339	48	13
Transportation	2	11	160	162	155	—	—	31	32	32
Utilities	—	1	—	6	12	—	6	31	—	—
Other	2	2	3	3	4	1	2	4	2	10

Total net impaired — business and government loans	169	246	404	431	409	37	75	607	150	265

Total net impaired loans	$179	$236	$376	$380	$322	$26	$68	$603	$151	$266

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

Supplementary Annual Financial Information                    CIBC Annual Accountability Report 2004   For what matters

IMPAIRED LOANS BEFORE GENERAL ALLOWANCES (continued)

	Other(1)					Total
Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
Gross impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$120	$177	$172	$182	$148
Student	—	—	—	—	—	90	86	123	177	167
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	—	—	—	44	42	176	138	116	146	142

Total gross impaired consumer loans	—	—	—	44	42	386	401	411	505	457

Non-residential mortgages	—	—	—	—	—	10	28	28	28	40
Financial institutions	113	1	3	9	25	129	29	55	68	144
Service and retail industries	73	225	—	33	11	256	457	283	245	265
Manufacturing, consumer and capital goods	—	—	—	4	10	74	117	109	169	163
Real estate and construction	—	3	9	23	31	28	57	84	107	141
Agriculture	2	2	3	6	6	157	75	38	48	34
Resource-based industries	—	28	34	—	—	12	55	144	35	46
Telecommunications, media and technology	22	25	274	56	8	33	58	733	195	32
Transportation	—	—	—	1	25	10	35	268	270	287
Utilities	6	48	21	12	16	6	56	109	21	31
Other	—	—	—	—	2	8	8	13	11	21

Total gross impaired — business and government loans	216	332	344	144	134	723	975	1,864	1,197	1,204

Total gross impaired loans	216	332	344	188	176	1,109	1,376	2,275	1,702	1,661
Other past due loans(2)	—	—	—	1	2	55	64	38	68	61

Total gross impaired — and other past due loans	$216	$332	$344	$189	$178	$1,164	$1,440	$2,313	$1,770	$1,722

Allowance for credit losses
Residential mortgages	$—	$—	$—	$—	$—	$17	$18	$21	$23	$23
Student	—	—	—	—	—	71	166	237	320	363
Credit card	—	—	—	—	—	133	134	99	99	48
Personal	—	—	—	14	9	166	100	86	83	76

Total allowance — consumer loans(3)	—	—	—	14	9	387	418	443	525	510

Non-residential mortgages	—	—	—	—	—	6	16	14	16	23
Financial institutions	56	1	2	4	13	67	21	33	41	50
Service and retail industries	42	79	—	5	2	153	200	119	101	85
Manufacturing, consumer and capital goods	—	—	—	2	5	44	56	53	81	75
Real estate and construction	—	3	9	13	22	14	27	40	78	93
Agriculture	2	2	3	4	4	87	40	16	13	10
Resource-based industries	—	15	18	—	—	9	27	41	24	18
Telecommunications, media and technology	9	11	38	7	8	17	17	123	69	13
Transportation	—	—	—	—	10	8	24	77	75	85
Utilities	4	4	16	12	16	4	5	73	15	19
Other	—	—	—	—	—	5	4	6	6	5

Total allowance — business and government loans	113	115	86	47	80	414	437	595	519	476

Total allowance	$113	$115	$86	$61	$89	$801	$855	$1,038	$1,044	$986

Net impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$103	$159	$151	$159	$125
Student	—	—	—	—	—	19	(80)	(114)	(143)	(196)
Credit card	—	—	—	—	—	(133)	(134)	(99)	(99)	(48)
Personal	—	—	—	30	33	10	38	30	63	66

Total net impaired consumer loans(3)	—	—	—	30	33	(1)	(17)	(32)	(20)	(53)

Non-residential mortgages	—	—	—	—	—	4	12	14	12	17
Financial institutions	57	—	1	5	12	62	8	22	27	94
Service and retail industries	31	146	—	28	9	103	257	164	144	180
Manufacturing, consumer and capital goods	—	—	—	2	5	30	61	56	88	88
Real estate and construction	—	—	—	10	9	14	30	44	29	48
Agriculture	—	—	—	2	2	70	35	22	35	24
Resource-based industries	—	13	16	—	—	3	28	103	11	28
Telecommunications, media and technology	13	14	236	49	—	16	41	610	126	19
Transportation	—	—	—	1	15	2	11	191	195	202
Utilities	2	44	5	—	—	2	51	36	6	12
Other	—	—	—	—	2	3	4	7	5	16

Total net impaired - business and government loans	103	217	258	97	54	309	538	1,269	678	728

Total net impaired loans	$103	$217	$258	$127	$87	$308	$521	$1,237	$658	$675

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

CIBC Annual Accountability Report 2004   For what matters                    Supplementary Annual Financial Information

DEPOSITS

	Average balance			Interest			Rate
Unaudited, $ millions, for the years ended October 31	2004	2003	2002	2004	2003	2002	2004	2003	2002
Deposits in domestic bank offices
Payable on demand
Personal	$5,422	$5,774	$5,793	$39	$60	$53	0.72%	1.04%	0.91%
Business and government	16,726	15,525	15,063	117	143	122	0.70	0.92	0.81
Bank	559	429	356	3	4	4	0.54	0.93	1.12
Payable after notice
Personal	28,284	25,015	23,348	160	151	115	0.57	0.60	0.49
Business and government	6,008	5,955	6,000	95	126	101	1.58	2.12	1.68
Bank	1	1	1	—	—	—	—	—	—
Payable on a fixed date
Personal	35,343	35,525	35,463	1,021	1,100	1,249	2.89	3.10	3.52
Business and government	38,547	34,519	32,934	986	1,013	860	2.56	2.93	2.61
Bank	570	628	735	8	12	16	1.40	1.91	2.18

Total domestic	131,460	123,371	119,693	2,429	2,609	2,520	1.85	2.11	2.11

Deposits in foreign bank offices
Payable on demand
Personal	131	254	736	—	—	6	—	—	0.82
Business and government	354	308	969	2	1	6	0.56	0.32	0.62
Bank	61	94	114	1	2	2	1.64	2.13	1.75
Payable after notice
Personal	91	87	1,254	1	1	38	1.10	1.15	3.03
Business and government	46	8	135	—	—	2	—	—	1.48
Bank	77	111	11	1	1	—	1.30	0.90	—
Payable on a fixed date
Personal	876	1,025	2,155	15	18	68	1.71	1.76	3.16
Business and government	48,412	57,473	65,939	760	924	1,719	1.57	1.61	2.61
Bank	9,967	11,608	11,417	182	220	286	1.83	1.90	2.51

Total foreign	60,015	70,968	82,730	962	1,167	2,127	1.60	1.64	2.57

Total deposits	$191,475	$194,339	$202,423	$3,391	$3,776	$4,647	1.77%	1.94%	2.30%

SHORT-TERM BORROWINGS

Unaudited, $ millions, as at or for the years ended October 31	2004	2003	2002
Amounts outstanding at end of year
Obligations related to securities sold short	$12,220	$11,659	$8,436
Obligations related to securities lent or sold under repurchase agreements	16,790	19,293	9,615

Total short-term borrowings	$29,010	$30,952	$18,051

Obligations related to securities sold short
Average balance	$13,292	$11,403	$12,754
Maximum month-end balance	15,507	12,568	16,413
Average interest rate	2.80%	3.47%	3.25%
Obligations related to securities lent or sold under repurchase agreements
Average balance	18,513	18,895	21,054
Maximum month-end balance	23,571	21,584	23,977
Average interest rate	2.45%	2.59%	2.92%

Quarterly Review                    CIBC Annual Accountability Report 2004   For what matters

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2004				2003
Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income(1)	$1,324	$1,344	$1,284	$1,414	$1,419	$1,473	$1,352	$1,386
Non-interest income(1)	1,614	1,586	1,767	1,550	1,478	1,393	1,382	1,693

Total revenue	2,938	2,930	3,051	2,964	2,897	2,866	2,734	3,079
Provision for credit losses	175	91	207	155	131	425	248	339
Non-interest expenses	2,266	1,968	2,074	1,943	2,038	1,952	2,045	2,093

Income before income taxes and non-controlling interests	497	871	770	866	728	489	441	647
Income taxes	46	250	238	256	217	(300)	122	200
Non-controlling interests in net income of subsidiaries	12	1	1	1	1	1	(1)	2

Net income	$439	$620	$531	$609	$510	$788	$320	$445

Dividends on preferred shares	$46	$47	$48	$49	$43	$46	$47	$44
Premiums on preferred shares(2)	18	—	—	—	—	8	—	—
Net income applicable to common shares(2)	$375	$573	$483	$560	$467	$734	$273	$401

CONDENSED CONSOLIDATED BALANCE SHEETS

	2004				2003
Unaudited, $ millions, as at quarter-end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Assets
Cash and non-interest-bearing deposits with banks	$1,374	$1,273	$1,128	$1,359	$1,593	$1,879	$1,494	$1,361
Interest-bearing deposits with banks	10,829	9,447	12,409	10,137	8,861	11,180	6,799	7,800
Securities(1)	67,316	70,465	70,074	71,656	69,628	69,684	70,109	71,393
Securities borrowed or purchased under resale agreements	18,165	18,612	21,169	21,652	19,829	19,327	17,067	18,248
Loans Residential mortgages	72,592	71,214	69,955	69,018	70,014	70,082	68,545	67,721
Personal and credit card	35,000	35,610	34,861	33,656	32,695	31,942	31,609	30,805
Business and government	31,737	32,479	32,630	32,250	33,177	36,844	38,949	40,508
Allowance for credit losses	(1,825)	(1,879)	(1,989)	(1,948)	(1,952)	(2,478)	(2,402)	(2,389)
Derivative instruments market valuation	23,710	20,789	23,904	25,423	22,796	24,124	26,993	26,984
Customers’ liability under acceptances	4,778	5,151	4,695	4,767	5,139	5,264	5,841	5,980
Other assets(1)	15,088	14,718	15,339	16,965	15,367	15,406	14,833	14,643

	$278,764	$277,879	$284,175	$284,935	$277,147	$283,254	$279,837	$283,054

Liabilities and shareholders’ equity
Deposits Personal	$72,049	$71,754	$71,247	$70,419	$69,202	$68,996	$67,874	$67,843
Business and government	106,705	109,260	115,138	111,349	106,768	115,600	110,541	115,501
Bank	11,823	12,006	9,252	11,446	12,160	13,496	14,571	14,938
Derivative instruments market valuation	23,990	20,098	22,321	24,323	21,945	23,103	26,436	26,004
Acceptances	4,778	5,151	4,695	4,778	5,147	5,264	5,871	6,010
Obligations related to securities lent or sold short or under repurchase agreements	29,010	28,685	32,071	32,380	30,952	26,792	25,155	24,533
Other liabilities	13,297	12,903	12,166	12,957	13,998	13,403	12,763	11,562
Subordinated indebtedness	3,889	3,861	3,146	3,201	3,197	3,256	3,698	3,841
Shareholders’ equity	13,223	14,161	14,139	14,082	13,778	13,344	12,928	12,822

	$278,764	$277,879	$284,175	$284,935	$277,147	$283,254	$279,837	$283,054

SELECT FINANCIAL MEASURES

	2004				2003
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Return on equity(3)	14.2%	21.3%	18.4%	21.0%	17.9%	29.6%	11.9%	16.8%
Return on average assets	0.63	0.88	0.76	0.86	0.73	1.09	0.46	0.61
Average common shareholders’ equity ($ millions)	$10,545	$10,704	$10,693	$10,591	$10,374	$9,835	$9,386	$9,451
Average assets ($ millions)	$278,535	$279,008	$284,242	$281,529	$279,009	$285,829	$284,432	$289,676
Average assets to average common equity	26.4%	26.1%	26.6%	26.6%	26.9%	29.1%	30.3%	30.7%
Tier 1 capital ratio	10.5	10.9	11.0	11.1	10.8	10.2	9.3	9.0
Total capital ratio	12.8	13.3	12.8	13.0	13.0	12.2	11.7	11.9
Net interest margin(1)	1.89	1.92	1.84	2.00	2.02	2.04	1.95	1.90
Efficiency ratio	77.1	67.2	68.0	65.5	70.4	68.1	74.8	68.0

COMMON SHARE INFORMATION

	2004				2003
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average shares outstanding (thousands)	349,128	354,003	358,895	359,742	361,266	360,270	359,506	359,131
Per share - basic earnings	$1.08	$1.62	$1.35	$1.56	1.29	$2.04	$0.76	$1.12
- diluted earnings	1.06	1.60	1.33	1.54	1.28	2.02	0.76	1.11
- dividends	0.60	0.60	0.50	0.50	0.41	0.41	0.41	0.41
- book value(4)	29.92	30.40	30.17	29.70	28.78	28.42	26.77	26.43
Share price(5) - high	73.90	69.68	71.46	68.60	60.95	55.42	49.45	45.75
- low	64.50	62.20	64.80	59.35	51.90	46.27	41.05	39.50
- close	73.90	66.28	67.19	66.66	59.21	54.52	47.80	43.55
Price to earnings multiple	13.2	11.4	10.8	11.8	11.4	15.5	25.3	26.6
Dividend payout ratio(3)	55.7%	37.0%	37.1%	32.3%	31.7%	20.2%	53.9%	36.7%

(1)	During the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior-period information has been reclassified and, accordingly, net interest margin has been restated.

(2)	Net income applicable to common shares has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-period information has been restated.

(3)	Return on equity and dividend payout ratio have been revised to incorporate the effect of premiums on preferred share redemptions. Prior-period information has been restated.

(4)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of the quarter.

(5)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

CIBC Annual Accountability Report 2004   For what matters                    Ten-year Statistical Review

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Unaudited, $ millions, for the years ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net interest income(1)	$5,366	$5,630	$5,500	$4,549	$4,282	$4,408	$4,337	$4,517	$4,463	$4,074
Non-interest income(1)	6,517	5,946	5,541	6,613	7,797	5,728	4,804	3,980	2,892	2,258

Total revenue	11,883	11,576	11,041	11,162	12,079	10,136	9,141	8,497	7,355	6,332
Provision for credit losses	628	1,143	1,500	1,100	1,220	750	480	610	480	680
Non-interest expenses	8,251	8,128	9,129	8,226	8,096	7,998	7,125	5,372	4,584	3,991

Income before income taxes and non-controlling interests	3,004	2,305	412	1,836	2,763	1,388	1,536	2,515	2,291	1,661
Income taxes	790	239	(279)	92	641	320	460	937	911	635
Non-controlling interests in net income of subsidiaries	15	3	38	58	62	39	20	27	14	11

Net income	$2,199	$2,063	$653	$1,686	$2,060	$1,029	$1,056	$1,551	$1,366	$1,015

Dividends on preferred shares	$190	$180	$161	$121	$128	$112	$116	$98	$112	$111
Premiums on preferred shares(2)	$18	$8	$—	$—	$17	$—	$10	$—	$34	$—
Net income applicable to common shares(2)	$1,991	$1,875	$492	$1,565	$1,915	$917	$930	$1,453	$1,220	$904

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited, $ millions, as at October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Assets
Cash and deposits with banks	$12,203	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795	$7,931	$8,120	$15,419
Securities(1)	67,316	69,628	64,273	74,794	69,242	59,492	60,970	45,252	39,817	38,255
Securities borrowed or purchased under resale agreements	18,165	19,829	16,020	24,079	20,461	19,158	36,293	37,629	32,534	14,173
Loans
Residential mortgages	72,592	70,014	66,612	58,751	51,921	46,637	43,199	40,039	36,932	34,686
Personal and credit card	35,000	32,695	30,784	28,411	27,939	24,751	24,563	22,305	20,132	18,716
Business and government	31,737	33,177	41,961	46,693	47,567	47,552	49,811	47,107	45,642	44,013
Allowance for credit losses	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)	(1,591)	(1,422)	(1,467)
Derivative instruments market valuation	23,710	22,796	24,717	25,723	23,847	24,449	37,157	21,977	13,314	9,207
Customers’ liability under acceptances	4,778	5,139	6,848	8,100	9,088	9,296	10,995	10,375	8,733	8,315
Other assets(1)	15,088	15,367	14,854	11,867	9,194	8,217	9,256	6,965	6,430	5,191

	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232	$186,508

Liabilities and shareholders’ equity
Deposits
Personal	$72,049	$69,202	$67,975	$66,826	$63,109	$60,878	$59,993	$59,188	$61,484	$61,061
Business and government	106,705	106,768	117,986	114,270	103,141	85,940	84,862	60,272	43,705	45,738
Bank	11,823	12,160	10,669	13,256	13,382	13,223	15,020	19,438	22,232	22,683
Derivative instruments market valuation	23,990	21,945	24,794	26,395	24,374	25,097	36,245	21,376	12,500	8,135
Acceptances	4,778	5,147	6,878	8,100	9,088	9,296	10,995	10,375	8,733	8,315
Obligations related to securities lent or sold short or under repurchase agreements	29,010	30,952	18,051	32,616	28,191	29,203	48,659	43,932	41,907	22,211
Other liabilities	13,297	13,998	10,980	10,112	10,630	11,092	9,806	8,267	7,041	6,015
Subordinated indebtedness	3,889	3,197	3,627	3,999	4,418	4,544	4,714	4,894	3,892	3,671
Shareholders’ equity
Preferred shares	2,826	3,357	3,088	2,299	1,876	1,933	1,961	1,518	1,068	1,355
Common shares	2,969	2,950	2,842	2,827	2,868	3,035	3,128	3,105	3,055	3,202
Contributed surplus	59	50	26	—	—	—	—	—	—	—
Retained earnings	7,369	7,421	6,377	6,774	6,625	6,090	6,047	5,624	4,615	4,122

	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232	$186,508

(1)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior-year information for 2003 and 2002 has been reclassified; information prior to 2002 has not been reclassified as the amounts are not reasonably determinable.

(2)	Net income applicable to common shares has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-period information has been restated.

Ten-year Statistical Review                    CIBC Annual Accountability Report 2004   For what matters

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Unaudited, $ millions,
for the years ended October 31	2004	2003	2002		2001		2000	1999	1998	1997	1996		1995
Balance at beginning of year	$13,778	$12,333	$11,900		$11,369		$11,058	$11,136	$10,247	$8,738	$8,679		$8,435
Adjustment for change in accounting policy	6 (1)	—	(42	)(2)	(140	)(3)	—	—	—	—	(94	)(4)	—
Premium on redemption/repurchase of share capital
Preferred	(18)	(8)	—		—		(17)	—	(10)	—	(34)		—
Common	(1,084)	—	(269)		(736)		(873)	(397)	—	—	(281)		—
Changes in share capital
Preferred	(497)	350	800		400		(80)	—	391	436	(290)		(336)
Common	8	108	15		(41)		(167)	(93)	23	50	(147)		2
Changes in contributed surplus	3	24	26		—		—	—	—	—	—		—
Net income	2,199	2,063	653		1,686		2,060	1,029	1,056	1,551	1,366		1,015
Dividends
Preferred	(190)	(180)	(161)		(121)		(128)	(112)	(116)	(98)	(112)		(111)
Common	(781)	(591)	(577)		(536)		(501)	(492)	(498)	(434)	(352)		(320)
Other	(201)	(321)	(12)		19		17	(13)	43	4	3		(6)

Balance at end of year	$13,223	$13,778	$12,333		$11,900		$11,369	$11,058	$11,136	$10,247	$8,738		$8,679

(1)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

(2)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

(3)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.

(4)	Represents the effect of implementing the CICA handbook section 3025, “Impaired Loans,” which introduced the requirement to discount expected cash flows on impaired loans when determining the allowance for credit losses.

SELECT FINANCIAL MEASURES

Unaudited, as at or for the years ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Return on equity(1)	18.7%	19.2%	5.1%	16.1%	20.3%	9.8%	10.2%	17.7%	16.6%	12.9%
Return on average assets	0.78	0.72	0.22	0.60	0.78	0.38	0.38	0.66	0.70	0.61
Average common shareholders’ equity ($ millions)	$10,633	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100	$8,195	$7,332	$7,003
Average assets ($ millions)	$280,810	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823	$236,025	$196,063	$165,846
Average assets to average common equity	26.4%	29.2%	30.6%	28.6%	27.9%	29.2%	30.6%	28.8%	26.7%	23.7%
Tier 1 capital ratio	10.5	10.8	8.7	9.0	8.7	8.3	7.7	7.0	6.6	7.0
Total capital ratio	12.8	13.0	11.3	12.0	12.1	11.5	10.8	9.8	9.0	9.6
Net interest margin(2)	1.91	1.98	1.88	1.63	1.63	1.62	1.56	1.91	2.28	2.46
Efficiency ratio	69.4	70.2	82.7	73.7	67.0	78.9	77.9	63.2	62.3	63.0

(1)	Return on equity has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-year information has been restated.

(2)	During the year, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Accordingly, net interest margin for 2003 and 2002 has been restated, as applicable; net interest margin prior to 2002 has not been restated as the amounts are not reasonably determinable.

COMMON SHARE INFORMATION

Unaudited, as at or for the years ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Average number outstanding (thousands)	355,735	360,048	360,553	372,305	388,951	409,789	415,030	413,545	415,028	432,614
Per share
- basic earnings	$5.60	$5.21	$1.37	$4.19	$4.95	$2.23	$2.24	$3.51	$2.94	$2.09
- diluted earnings	5.53	5.18	1.35	4.13	4.90	2.21	2.22	3.49	2.93	2.09
- dividends	2.20	1.64	1.60	1.44	1.29	1.20	1.20	1.05	0.85	0.74
- book value(1)	29.92	28.78	25.75	26.44	25.17	22.68	22.08	21.07	18.62	16.93
Share price(2)
- high	73.90	60.95	57.70	57.00	50.50	42.60	59.80	41.75	28.30	18.57
- low	59.35	39.50	34.26	43.20	30.50	28.00	24.40	26.55	18.00	15.57
- close	73.90	59.21	38.75	48.82	48.40	31.70	30.65	41.20	27.85	18.19
Price to earnings multiple	13.2	11.4	28.9	11.7	9.8	14.2	13.7	11.7	9.5	8.7
Dividend payout ratio(3)	39.2%	31.5%	>100.0%	34.2%	26.2%	53.6%	53.5%	29.9%	28.9%	35.4%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(2)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

(3)	Dividend payout ratio has been revised to incorporate the effect of premiums on preferred share redemptions. Prior-year information has been restated.

DIVIDENDS ON PREFERRED SHARES(1)

Unaudited, for the years ended October 31	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Class A
Series 4	$—	$—	$—	$—	$—	$—	$—	$3.4106	$4.7360	$6.0900
Series 5	—	—	—	—	—	—	—	0.8240	1.1600	1.4728
Series 7	—	—	—	—	—	—	—	—	—	4,208
Series 8	—	—	—	—	—	—	—	—	—	0.6706
Series 9	—	—	—	—	—	—	1.1375	2.2750	2.2750	2.2750
Series 10	—	—	—	—	—	—	—	—	2.8175	2.5555
Series 11	—	—	—	—	—	—	—	—	2.4060	2.2125
Series 12	—	—	—	—	2.4100	2.4267	2.4097	2.2462	2.2188	2.1856
Series 13	—	—	—	—	1.7500	1.7500	1.7500	1.7500	1.7500	1.7500
Series 14	—	1.1156	1.4875	1.4875	1.4875	1.4875	1.4875	1.4870	1.1197	—
Series 15	1.0709	1.4125	1.4125	1.4125	1.4125	1.4125	1.4125	1.4110	—	—
Series 16	1.8456	2.0025	2.2244	2.1724	2.0948	2.1093	2.0946	1.1367	—	—
Series 17	1.3551	1.3625	1.3625	1.3625	1.3625	1.3625	1.3625	0.7880	—	—
Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3628	—	—	—
Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	0.7404	—	—	—
Series 20	1.6908	1.8253	2.0276	1.9801	1.9095	1.9227	1.1703	—	—	—
Series 21	1.5000	1.5000	1.5000	1.5000	1.1372	—	—	—	—	—
Series 22	2.0520	2.2152	2.4606	2.4031	1.7713	—	—	—	—	—
Series 23	1.3250	1.3250	1.3250	0.9938	—	—	—	—	—	—
Series 24	1.5000	1.5000	1.2962	—	—	—	—	—	—	—
Series 25	1.5000	1.5000	0.8048	—	—	—	—	—	—	—
Series 26	1.4375	1.0859	—	—	—	—	—	—	—	—
Series 27	1.5484	—	—	—	—	—	—	—	—	—
Series 28	0.1996	—	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

CIBC Annual Accountability Report 2004   For what matters                    Governance

Governance

Excellence in governance is critical for sustainable growth. The Board of Directors and management of CIBC are committed to ongoing improvement of governance processes so that we continue to be a recognized leader. Much progress has been made again this year, while continuing to nurture a culture of personal accountability throughout CIBC.

Table of contents

168	Board structure and members — Ongoing renewal

169	Board members — Independence is a priority

169	Board members — 19 directors in 2004

170	Board committees — Focused expertise

171	Governance processes — Continuous improvement

174	Senior management — Key role in integrated governance model

176	Officers — Working together to support good governance

177	Corporate reporting — Accountability to our stakeholders

Governance                     CIBC Annual Accountability Report 2004   For what matters

Board structure and members — Ongoing renewal

The Board’s duty is to supervise the management of the business and affairs of CIBC. The Board works with management to act in the best interests of CIBC. To fulfill its oversight obligations, it is important for the Board to have individuals whose characteristics meet the needs of CIBC and its shareholders. Directors work with senior management to obtain and review appropriate information that assists the Board in providing strategic guidance. To facilitate its operation, the Board has developed principles and policies for director meeting attendance and preparation.

     Board renewal, which goes beyond the appointment of directors with the appropriate skill set, is critical to CIBC. Board renewal started five years ago when John Hunkin, who had just been appointed Chairman and Chief Executive Officer, initiated a major review of all board governance activities. This initiative resulted in a number of governance improvements dealing primarily with Board and committee structure as well as policies and processes associated with corporate governance. In the last year greater focus was applied to Board leadership skills and competencies to bring Board renewal to the next level.

Director tenure

The Board approved a formal director tenure policy which outlines the circumstances in which a director’s resignation should be tendered. These circumstances include having reached the age of 70, having a material change occur in the status of his or her employment, or having been a director for 15 years since joining the Board. There is a transition period for directors appointed at the last annual meeting of shareholders, some of whom have been a director of CIBC for 15 years. The Corporate Governance Committee has authority to determine whether it is in the best interests of CIBC to accept a director’s resignation.

     This year, three new directors joined the Board, decreasing the average tenure of CIBC’s directors and bringing a new outlook to the Board and committee activities.

Board annual self assessment

As in previous years, the Board underwent an extensive self-assessment process, facilitated by an external consultant specializing in governance. The assessment covered the Board, each Board committee, the Chairman and the Chief Executive Officer. The consultant developed separate and tailored questionnaires for each of these parties to assist in reviewing their performance against their mandate and other criteria recommended by the consultant. The questionnaires covered a range of dimensions, such as overall performance of the Board; Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; Chief Executive Officer performance evaluation; Board membership; director competencies; Board processes and director involvement. The consultant also interviewed each Board member individually.

     The data obtained from the questionnaires and the individual interviews was compiled, analysed and scored by the consultant, culminating in a formal assessment report to the Board. Following the formal assessment process, the Chairman conducted his annual one-on-one meeting with each director to discuss the director’s performance and development needs.

     The assessment report identified opportunities for development, which formed the basis of action plans for improvement. These action plans were developed by the Board committees, the Chairman, and the Chief Executive Officer, and then reviewed and approved by the Board. Progress against these plans is monitored by the Corporate Governance Committee.

Building a competency matrix

The Corporate Governance Committee regularly updates a competency matrix for approval by the Board. The matrix outlines the desired complement of directors’ skills and characteristics based on CIBC’s current and anticipated needs. This matrix assists in identifying and recruiting suitable new directors; during the year, three new directors, whose expertise and skills complement the existing Board strengths, were appointed. In addition, the matrix is helpful for identifying areas for director development. Given the increasing complexity associated with directorships, CIBC has enhanced its director development through an improved orientation program, more focused tutorials on select subject matters and continuing education plans for committees.

Review of Board mandates

During the year, the Board, assisted by external advisors, undertook a thorough review of the mandates of the Board, the committees, the Chairman, and the Chief Executive Officer, taking into account global benchmarks. These mandates have been posted on www.cibc.com.

We are pleased with the extensive Board renewal work we have completed over the past five years. We believe that our continued focus on establishing solid structures and processes will result in systematic and sustainable renewal.

CIBC Annual Accountability Report 2004   For what matters                    Governance

Board members — Independence is a priority

The Board recognizes the importance of maintaining its independence and has adopted independence standards derived from the Affiliated Persons regulations under the Bank Act and the corporate governance rules of both the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). The Directors Independence Standards have been posted on www.cibc.com.

     To further facilitate its independent operation and in accordance with its mandate, the Board continues to have regular sessions at which management is not present, and this year held 12 independent sessions out of 24 Board meetings. As noted above, the mandate of the Board of Directors has been posted on www.cibc.com.

Board members — 19 directors in 2004

Douglas G. Bassett O.C., O.Ont., LL.D., D.Litt. (1980)
Chairman, Windward Investments
(Toronto, Ontario, Canada)

Jalynn H. Bennett C.M. (1994)
President, Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)

Gary F. Colter F.C.A. (2003)
President, CRS Inc.
(Toronto, Ontario, Canada)

Pat M. Delbridge (1993)
President, PDA Inc.
(Toronto, Ontario, Canada)

William L. Duke (1991)
Farmer
(Redvers, Saskatchewan, Canada)

Ivan E.H. Duvar B.E., P.Eng., LL.D. (Hon.) (1989)
President and Chief Executive Officer, MIJAC Inc.
(Amherst, Nova Scotia, Canada)

William A. Etherington (1994)
Chairman of the Board, CIBC
(Toronto, Ontario, Canada)

A.L. Flood C.M. (1989)
Company Director, CIBC
(Thornhill, Ontario, Canada)

Margot A. Franssen O.C. (1992)
President and Chief Executive Officer, Bibelot Inc.
(Toronto, Ontario, Canada)

Hon. Gordon D. Giffin (2001)
Senior Partner, McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)

Hon. James A. Grant P.C., C.M., Q.C. (1991)
Chair Emeritus, Stikeman Elliott LLP
(Montréal, Québec, Canada)

Linda S. Hasenfratz (2004)
Chief Executive Officer, Linamar Corporation
(Guelph, Ontario, Canada)

Albert E.P. Hickman (1989)
Chairman and President, Hickman Motors Limited
(St. John’s, Newfoundland, Canada)

John S. Hunkin (1993)
Chief Executive Officer, CIBC
(Toronto, Ontario, Canada)

John S. Lacey (2004)
Chairman, Alderwoods Group Inc.
(Toronto, Ontario, Canada)

Charles Sirois C.M., B.Fin., M.Fin. (1997)
Chairman and Chief Executive Officer, Telesystem Ltd.
(Montréal, Québec, Canada)

Stephen G. Snyder B.Sc., M.B.A. (2000)
President and Chief Executive Officer, TransAlta Corporation
(Calgary, Alberta, Canada)

Ronald W. Tysoe (2004)
Vice-Chair, Federated Department Stores, Inc.
(Cincinnati, Ohio, U.S.A.)

W. Galen Weston O.C. (1978)
President and Chairman, George Weston Limited
(Toronto, Ontario, Canada)

Governance                    CIBC Annual Accountability Report 2004   For what matters

Board committees — Focused expertise

The Board believes that the governance of CIBC is more effectively carried out through the active participation of committees. Currently there are four committees of the Board: Corporate Governance Committee, Audit Committee, Management Resources and Compensation Committee, and Risk Management Committee. Each year, the Board reviews, revises and approves a mandate for each of these committees.

The mandates of each committee are posted on
www.cibc.com/AboutCIBC/Governance.

     The committee chairs regularly provide an update to the Board on material matters considered by each committee. To facilitate communication among the committees and enhance good governance, each committee chair is a member of the Corporate Governance Committee.

The Corporate Governance Committee The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities. The Corporate Governance Committee also acts as the conduct review committee of CIBC under the Bank Act (Canada).

     The committee met 11 times during the year. Key accomplishments and initiatives included:

•	Exercising oversight of Board renewal activities noted above, including recommending candidates for appointment to the Board

•	Reviewing and recommending to the Board for approval the Code of Ethics for Directors, which outlines a standard of conduct for all directors

•	Further enhancement of the Board competency matrix, and

•	Reviewing CIBC’s governance framework and ongoing regulatory and accounting developments related to governance

Members: J.H. Bennett (Chair), G.F. Colter, J.A. Grant, C. Sirois, S.G. Snyder

The Audit Committee The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.

     The committee met 12 times during the year. Key accomplishments and initiatives included:

•	Exercising oversight in a major management-led governance initiative which incorporated a review of CIBC’s financial and non-financial controls and enabled CIBC to meet the management reporting requirements of SOX section 404

•	Approving CIBC’s approach to and implementation of the Ethics Hotline

•	Reviewing and revising of key reports presented to the committee

•	Reviewing and revising the Audit Committee mandate to better reflect current regulatory requirements and best practice

•	Promoting regular dialogue with our principal regulator, OSFI, and

•	Reviewing and assessing CIBC’s tax strategy

Members: D.G. Bassett, G.F. Colter (Chair), P.M. Delbridge, W.L. Duke, I.E.H. Duvar

The Management Resources and Compensation Committee The primary function of the Management Resources and Compensation Committee is to assist the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices.

     The committee met eight times during the year. Key accomplishments and initiatives included:

•	Reconfirming that CIBC’s compensation philosophy, principles and plans/programs are aligned to CIBC strategy and are based on the competitive market frame and trends

•	Reviewing direction of CIBC’s people strategy, comprising major initiatives within the context of performance management, health and well being, employee environment and recruiting/learning and development

•	Discussing CIBC’s methodology and approach surrounding talent management, incorporating the development approaches conducted for senior executives

•	Reviewing compensation levels for senior executives to ensure appropriateness of market competitive pay for competitive performance, and engaging external consultants to better understand market trends for overall performance levels in the industry, and

•	Conducting a director development session for all Board members on executive compensation through engagement of an external consulting firm

Members: J.H. Bennett, M.A. Franssen, J.A. Grant, L.S. Hasenfratz, C. Sirois (Chair)

The Risk Management Committee The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

CIBC Annual Accountability Report 2004   For what matters                    Governance

     The committee met 11 times during the year. Key accomplishments and initiatives included:

•	Fulfilling all requirements of its enhanced mandate for overseeing the management of credit, market, liquidity and operational risk as well as the balance sheet

•	Exercising governance oversight of reputation and legal risk, including a review at all 2004 committee meetings of status reports, Financial Transactions Oversight Committee (FTOC) reporting, and receiving independent assessments from external advisors

•	Assuming responsibility for the oversight of operational risk, reviewing and approving the relevant policies, procedures, standards and internal mandate, and reviewing quarterly capital reports, and

•	Providing support and guidance, reviewing and recommending the approval of CIBC’s Basel II Program

Members: A.L. Flood, G.D. Giffin, A.E.P. Hickman, J.S. Lacey, S.G. Snyder (Chair), R.W. Tysoe

Governance processes — Continuous improvement

CIBC monitors Canadian and U.S. regulatory developments on an ongoing basis and responds by changing or enhancing its governance practices and policies, where required or desirable.

     For example, in November 2003, the NYSE established new corporate governance rules, which were amended in November 2004. The application of NYSE’s rules is restricted for foreign companies, recognizing that they have to comply with domestic requirements. The table below compares NYSE’s corporate governance rules with CIBC’s governance practices and includes a brief description of any significant differences.

New York Stock Exchange Corporate Governance Rule				CIBC Governance Practice
Director independence

1.	Listed companies must have a majority of independent directors.			✓

2.	In order to tighten the definition of “independent director” for purposes of these standards:			✓

	(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.		✓	See Directors Independence Standards at www.cibc.com which adopt NYSE’s independence standards, TSX governance guidelines and Affiliated Person regulations under the Bank Act (Canada).
	(b)	In addition, a director is not independent if:

		(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company.	✓

		(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	✓

		(iii)	(A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.	✓

		(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.	✓

		(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.	✓

Governance                    CIBC Annual Accountability Report 2004   For what matters

New York Stock Exchange Corporate Governance Rule					CIBC Governance Practice
3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.				✓

Corporate governance committee

4.	(a)	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.			✓
	(b)	The nominating/corporate governance committee must have a written charter that addresses:			✓	See committee mandate at www.cibc.com.
		(i)	the committee’s purpose and responsibilities — which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and		✓
		(ii)	an annual performance evaluation of the committee.		✓

Management resources and compensation committee

5.	(a)	Listed companies must have a compensation committee composed entirely of independent directors.			✓
	(b)	The compensation committee must have a written charter that addresses:			✓	See committee mandate at www.cibc.com.
		(i)	the committee’s purpose and responsibilities — which, at minimum, must be to have direct responsibility to:		✓
			(A)	review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation;	✓
			(B)	make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval; and	✓
			(C)	produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual proxy statement or annual report on Form 10-K filed with the SEC.	✓
		(ii)	an annual performance evaluation of the compensation committee.		✓

Audit committee

6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.				✓
7.	(a)	The audit committee must have a minimum of three members.			✓
	(b)	In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.			✓
	(c)	The audit committee must have a written charter that addresses:			✓	See committee mandate at www.cibc.com.
		(i)	the committee’s purpose — which, at minimum, must be to:		✓
			(A)	assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors; and	✓
			(B)	prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement.	✓	CIBC does not prepare a specific Audit Committee report for inclusion in its annual proxy circular, but comparable information is provided in CIBC’s public documents.
		(ii)	an annual performance evaluation of the audit committee; and		✓

CIBC Annual Accountability Report 2004   For what matters                    Governance

New York Stock Exchange Corporate Governance Rule					CIBC Governance Practice
		(iii)	the duties and responsibilities of the audit committee — which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:		✓
			(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;	✓
			(B)	meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;	✓
			(C)	discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;	✓
			(D)	discuss policies with respect to risk assessment and risk management;	✓
			(E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;	✓
			(F)	review with the independent auditor any audit problems or difficulties and management’s response;	✓
			(G)	set clear hiring policies for employees or former employees of the independent auditors; and	✓
			(H)	report regularly to the board of directors.	✓
	(d)	Each listed company must have an internal audit function.			✓

Equity-compensation plans

8.	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.					CIBC complies with TSX rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares. Unlike NYSE rules, TSX rules do not require shareholder approval for compensation arrangements involving share purchases in the open market at fair market value.
Corporate governance guidelines

9.	Listed companies must adopt and disclose corporate governance guidelines.				✓

Code of ethics for directors, officers and employees

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.				✓	See Employee Code of Conduct and Code of Ethics for Directors at www.cibc.com.
CEO certification

11.	(a)	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.			✓	CEO will file as required.
	(b)	Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.			✓
	(c)	Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.			✓	Affirmation will be filed as required.

     This comparison is also available on CIBC’s website at www.cibc.com.

Governance                    CIBC Annual Accountability Report 2004   For what matters

One of the most significant regulatory developments that continues to affect CIBC is the U.S. Sarbanes-Oxley Act (SOX) of 2002. In this regard, employees at CIBC have been working to document and assess the effectiveness of CIBC’s internal financial controls consistent with SOX section 404. This extensive work has allowed us to meet the management reporting requirements of section 404 this year, a full year ahead of that required by legislation.

     During the year, CIBC introduced a new Governance and Control plan that enables us to approach our control and governance work across CIBC in a disciplined and integrated way, so that we continue to meet our ongoing compliance and regulatory requirements, while building a more solid foundation for the future. This plan to enhance the governance environment across CIBC was developed by the Senior Executive Team (SET) and approved by the Board. To date, CIBC has invested $60 million to implement governance and reputation risk initiatives designed to meet escalating standards in a rapidly evolving regulatory and business environment.

For details on these initiatives see Governance Milestones — Building a Strong Governance and Control Framework on page 10.

Senior management — Key role in integrated governance model

While all employees of CIBC have a role in the effective governance of CIBC, senior management has key responsibilities for overseeing CIBC’s day-to-day business activities and for providing timely, complete and relevant information to the Board. At each Board meeting, key business issues that require ongoing attention from both the Board and management are discussed.

     All employees are required by CIBC policy to adhere to the CIBC Code of Conduct. The Code, updated in October 2003, is intended to foster a strong ethical culture and to protect our clients, our employees and CIBC. The principles outlined in the Code are intended to establish a global standard of conduct by which all CIBC employees are expected to abide.

     Risk and other policy limits as approved by the Board are delegated to the Chief Executive Officer who in turn delegates limits to his direct reports who comprise the SET.

Hunkin, J.S. (JOHN)
Chief Executive Officer
CIBC

McCaughey, G.T. (GERRY)
President and Chief Operating Officer
CIBC

Baxendale, S. (SONIA)
Senior Executive Vice-President
CIBC Wealth Management

Denham, G.H. (JILL)
Vice Chair
CIBC Retail Markets

Fox, W.C. (WAYNE)
Vice Chair and Chief Risk Officer
Treasury, Balance Sheet and Risk Management

Lalonde, R.A. (RON)
Senior Executive Vice-President and Chief Administrative Officer
Administration

Venn, R.E. (RICHARD)
Senior Executive Vice-President
Corporate Development

Woeller, M.D. (MIKE)
Vice Chair and Chief Information Officer
Technology and Operations

Woods, T.D. (TOM)
Senior Executive Vice-President and Chief Financial Officer
Finance

CIBC Annual Accountability Report 2004   For what matters                    Governance

To support the SET in the oversight of CIBC’s operations, management committees have been established. Key management committees work closely with appropriate Board committees as part of the integrated governance model. These committees are:

Capital and Risk Committee (CRC)

•	Provides governance and oversight for the management of credit, market and liquidity risk and the allocation of capital at the business unit level

•	Monitors credit, investment and securities portfolio performance

•	Approves mandates and membership for its sub-committees (i.e. Credit Committee, Investment Committee, Retail Credit Risk Committee and Retail Asset/Liability Committee), and

•	Approves strategic allocation of balance sheet and risk resources for the introduction of new initiatives

Operations and Administration Committee (OAC)

•	Oversees monitoring and management of operational risk and CIBC’s internal control structure, including regulatory compliance and legal issues

•	Oversees progress of corrective action concerning significant control weaknesses or emerging control issues, and

•	Monitors implementation and execution of significant initiatives and intervenes as required

Financial Transactions Oversight Committee (FTOC)

•	Assesses the reputation risks and legal risks with respect to each transaction referred to FTOC for approval

•	Requires CIBC’s principal business lines to review their transaction approval policies and procedures

•	Revises or introduces new procedures that satisfy the requirements of the Global Reputation and Legal Risk Policy, and

•	Provides management oversight for all transactions between CIBC and its clients

As referenced above, the CRC has four sub-committees which assist in achieving its mandate:

Credit Committee

•	Approves credits above limits delegated to individual officers and within its delegated limits

•	Recommends credits in excess of its limits to the Risk Management Committee for approval

•	Responsible for the integrity, accuracy and timeliness of risk ratings, and

•	Monitors the risk of approved credits and portfolio concentrations

Investment Committee

•	Advises deal teams during the investigation and negotiation of potential investments

•	Approves all non-trading equity and equity-like investments within its delegated limit for the investment portfolio, ensuring that they conform to CIBC governance standards, and

•	Monitors the performance of approved investments

Retail Credit Risk Committee

•	Oversees the measurement, monitoring and control of credit risk and loan loss performance in CIBC’s retail business activities

•	Optimizes the responsible usage of the relevant components of CIBC’s regulatory capital and/or economic capital,

•	Monitors regulatory compliance by CIBC’s retail businesses with respect to credit risk management activities, and

•	Approves retail credit risk policies and standards recommended to it

Retail Asset/Liability Committee

•	Provides a discussion forum and issues resolution platform for all aspects of transference of market risks among each of CIBC Retail Markets, CIBC Wealth Management, commercial banking and Treasury

•	Recommends methodology for transfer pricing of all market and liquidity risks and reviews customer behaviour parameters, and

•	Reviews proposals for liquidity-driven asset securitization transactions

For more information about how CIBC manages, measures, monitors and controls risk, see the Management of risk section, on page 76.

Governance                    CIBC Annual Accountability Report 2004   For what matters

Officers – Working together to support good governance

Senior Officers

ADOLPHE, K.J.E. (KEVIN)
Senior Vice-President and Chief Control Officer
Administration

BROWN, G.W. (GARY)
Managing Director and Head of U.S. Region
CIBC World Markets

CAPATIDES, M.G. (MICHAEL)
Executive Vice-President and General Counsel
Legal and Compliance
Administration

CATHCART, R.J.J. (RON)
Executive Vice-President
Retail Risk Management
Treasury, Balance Sheet and Risk Management

CATURAY, M. (MICHELLE)
Vice-President and Corporate
Secretary and
Associate General Counsel
Administration

EMOND, P. (PHIL)
Executive Vice-President
Technology Solutions
Technology and Operations

GETTINGS, W.E. (ED)
Executive Vice-President
CIBC Mortgages Inc. and
Insurance Services Division
CIBC Retail Markets

GRAHAM, S.D. (STEPHEN)
Executive Vice-President,
Personal and Small Business
Banking and Chief Marketing
Officer

HORROCKS, M.G. (MICHAEL)
Executive Vice-President and Treasurer
Treasury, Balance Sheet and Risk Management

HUMBER, K.A. (KATHY)
Senior Vice-President
Investor Relations
Finance

KILGOUR, P.K.M. (KEN)
Executive Vice-President
Credit and Investment Portfolio
Management and Adjudication Treasury,
Balance Sheet and Risk Management

LALONDE, K.W. (KENN)
Executive Vice-President
Branch and Small Business
Banking
CIBC Retail Markets

LAUZON, M. (MICHEL)
President and Chief Operating Officer
TAL Global Asset
Management Inc.
CIBC Wealth Management

LEITH, D.G. (DAVID)
Managing Director
Canadian Investment and Corporate
Banking
CIBC World Markets

MacLACHLAN, L.W. (LACHLAN)
Senior Vice-President and Ombudsman
Office of the President and
Chief Operating Officer

McGIRR, S.R. (STEVE)
President
CIBC World Markets

McNAIR, S.M. (STEVEN)
Executive Vice-President
Imperial Service and
Private Wealth Management
CIBC Wealth Management

McSHERRY, J.R. (JAMES)
Executive Vice-President and Managing Director
Commercial Banking
CIBC World Markets

MONAHAN, T.S. (TOM)
Head of CIBC Wood Gundy
and Chairman and President
CIBC Investor Services Inc.
CIBC Wealth Management

ORR, J. (JOHN)
Executive Vice-President CIBC
and Chief Executive Officer
Amicus Bank
CIBC Retail Markets

PHILLIPS, J.M. (JOYCE)
Executive Vice-President
Human Resources
Administration

PURI, P. (PANKAJ)
Executive Vice-President and Chief Auditor
Internal Audit and Corporate Security
Administration

RENIHAN, B.A. (BRUCE)
Executive Vice-President and Controller
Finance

SCHMID, G. (GERRARD)
Executive Vice-President and
Chief Operating Officer
CIBC Retail Markets

SHAW, B.G. (BRIAN)
Chairman and Chief Executive Officer
CIBC World Markets

SHAW, F. (FRANCESCA)
Senior Vice-President and Chief Accountant
Finance

WAITE, R.E. (BOB)
Senior Vice-President
Communications and Public Affairs
Administration

CIBC Annual Accountability Report 2004   For what matters                    Governance

Corporate reporting – Accountability to our stakeholders

General

We recognize that being accountable to our stakeholders includes providing transparent communication and reporting. The Board and management are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC.

     CIBC has established a Disclosure Committee whose mandate includes assisting the Chief Executive Officer and the Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC’s disclosure. The Committee members are determined by the Chief Executive Officer and the Chief Financial Officer. The Committee is currently chaired by the Senior Executive Vice-President and Chief Administrative Officer. The Board of Directors has approved the CIBC Disclosure Policy that outlines the responsibility for coordinating communications with various stakeholder groups and details how certain information should be disseminated.

Communication with shareholders

CIBC is committed to the transparent and fair communication of financial information. CIBC announces its financial results quarterly, which are reviewed and approved by the Board before being announced. These results are disseminated broadly and are available at CIBC’s website, www.cibc.com. After the results are released, CIBC management holds an open conference call or webcast. Details about accessing the open call or webcast are announced approximately two weeks in advance. In addition, these events, along with other executive presentations and webcasts, are archived at the website for later access.

     CIBC’s Annual Shareholders’ Meeting is also announced in advance and is webcast. The presentations and webcasts are archived at www.cibc.com as well.

     CIBC’s press releases, as well as other information about CIBC, can also be accessed at www.cibc.com/AboutCIBC.

Other communications

CIBC recognizes the importance of maintaining dialogue with its stakeholders to better understand and respond to their concerns. Various departments within CIBC, as well as the SET and the Chairman, continue to engage stakeholder groups, including employees, shareholders, clients, analysts, and media. CIBC is committed to continuing and increasing its dialogue in the future.

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Our Clients – Affordable and Accessible Banking

CIBC branch openings – 2004

Alberta
• 4230 Gateway Blvd. NW, Edmonton

British Columbia
• 2107 Harvey Ave., Kelowna

Manitoba
• 985 Empress St., Winnipeg

Ontario
• 1895 Glenanna Rd., Pickering
• 7850 Weston Rd., Unit 2, Woodbridge

Quebec
• 7077, boul. Newman, LaSalle
• 299, boul. Labelle, Rosemère

CIBC branch closings – 2004

Alberta
• 9636 – 51st Ave., Edmonton
• 4211 – 106th St., Edmonton
• 9635 – 66th Ave., Edmonton
• 5124 – 122nd St., Edmonton
• 5822 – 111th St., Edmonton
• 9518 – 87th St., Edmonton
• 5104 – 50th St., Mundare
• 106 – 4th Ave., Warner
• P.O. Box 207, Waskatenau

British Columbia
• 7155 Kingsway, Burnaby
• 2271 Harvey Ave., Unit #4, Kelowna
• 1940 Kane Rd., Unit #108, Kelowna
• 1749 Gordon Dr., Kelowna
• 405 Highway 33 W., Kelowna
• 544 Columbia St., New Westminister

Manitoba
• 1485 Portage Ave., Unit #130, Winnipeg
• 1797 Logan Ave., Winnipeg
• 2025 Corydon Ave., Unit #184, Winnipeg
• 1020 Notre Dame Ave., Winnipeg

Ontario
• 651 Grand Ave. W., Chatham
• 8 Lang St., Cobalt
• 124 Talbot St. W., Cottam
• 377 Burnhamthorpe Rd. E., Mississauga
• 5001 Steeles Ave. W., North York
• 1235 Bayly St., Pickering
• 985 Brock Rd., Pickering
• 8401 Weston Rd., Woodbridge
• 4800 Highway 7 W., Unit #1, Woodbridge

Quebec
• 1104, boul. Grande Allée, Boisbriand
• Box 130, Danville
• 242, rue Hériot, Drummondville
• 7569, boul. Newman, LaSalle
• 550, rue Sherbrooke O., Montreal
• 1455, rue Sherbrooke O., Montreal
• 315, boul. Labelle, Rosemère
• 300, boul. Sicard, Sainte-Thérèse
• 4162, rue Wellington, Verdun

Saskatchewan
• Box 100, 3rd Ave. & Main St., Aberdeen
• 108 Souris St., Yellowgrass

President’s Choice Financial
pavilion openings – 2004

Alberta
• 100 Country Village Rd. NE, Calgary

Manitoba
• 175 Cargill Rd., Winkler

New Brunswick
• 115 Campbell Rd., Kennebecasis-Rothesay

Ontario
• 1980 Ogilvie Rd., Gloucester
• 131 Howland Dr., Huntsville
• 1005 Ottawa St., Kitchener
• 201 Talbot St. E., Leamington
• 825 Oxford St.E., London
• 3050 Argentia Rd., Mississauga
• 201 Oak Park Blvd., Oakville
• 411 Louth St., St. Catharines
• 1251 Main St., Stittsville
• 51 Gerry Fitzgerald Dr., Toronto
• 825 Don Mills Rd., Toronto
• 4371 Walker Rd., Windsor

President’s Choice Financial
pavilion closings – 2004

Ontario
• 91 King William St., Huntsville
• 8601 Warden Ave., Markham
• 1450 Lawrence Ave.E., North York
• 2431 Trafalgar Rd., Oakville
• 2877 Bayview Ave., Toronto

bank@work closings – 2004

Ontario
• 320 Bay St., Toronto
• 180 Columbia St. W., Waterloo

ABM installations – 2004

Alberta
• 2335 – 162nd Ave. SW, Calgary
• 100 Country Village Rd., Calgary
• 6688 Martindale Gate NE, Calgary
• 4230 Gateway Blvd. NW, Edmonton (6)*
• 280 Saddleback Rd., Edmonton
• 2 Sioux Rd., Sherwood Park

British Columbia
• 3292 Production Way, Burnaby
• 106 – 1014 Glenmore Dr., Kelowna
• 2107 Harvey Ave., Kelowna (5)*
• 3200 Island Hwy., Nanaimo (3)*
• 7175 – 138th St. Unit 110, Surrey
• 2370 – 152nd St., Surrey
• 651 Robson St., Vancouver
• 1175 Douglas St., Victoria (4)*

Manitoba
• 175 Cargill Rd., Winkler
• 1545 St. Mary’s Rd., Winnipeg
• 895 Empress St., Winnipeg (7)*

New Brunswick
• 115 Campbell Dr., Rothesay
• 1 Main St. W., Saint John

Newfoundland and Labrador
• 265 Conception Bay Hwy.,
   Conception Bay South

Nova Scotia
• 126 Albion Rd, Amherst**
• 6139 Quinpool Rd., Halifax
• 5527 Spring Garden Rd., Halifax

Northwest Territories
• Airport Rd., Rankin Inlet
• 5001-50th St.,Yellowknife**

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Ontario
• 345 Talbot St. W., Aylmer
• 610 Huronia Rd. Unit B12, Barrie
• 626 Notre Dame St., Belle River
• 36 El Alamein Rd., Borden
• 31 Steeplebush Ave. Units 8 & 9,
   Brampton
• Ward St., Bridgenorth
• 2510 Appleby Line, Burlington
• 424 St. Clair St., Chatham
• 445 Richmond St., Chatham
• 301 St. Andrew St. W., Fergus
• 315 Guelph St., Georgetown
• 1980 Ogilvie Rd., Gloucester
• 5336 Boundary Rd., Gloucester
• 80 Imperial Rd., Guelph
• 131 Howland Dr., Huntsville
• 500 Eagleson Rd., Kanata
• 24 The Queensway S., Keswick**
• 3011 King St., Kitchener
• 210 Talbot St. E., Leamington
• 825 Oxford St., London
• 1151 Richmond St. N., London
• 154 Clarke Rd., London
• 1790 Ernest Ave., London
• 1081 Rutherford Rd., Maple
• 7220 Kennedy Rd., Markham
• 7635 Markham Rd., Markham
• 15 Matthew St., Marmora
• 9292 Highway 93, Midland**
• 3965 Thomas St., Mississauga
• 1010 Dreamcrest Rd., Mississauga
• 1 City Centre Dr., Mississauga (5)*
• 3050 Argentia Rd., Mississauga
• 4140 Erin Mills Pkwy., Mississauga
• 445 Eglinton Ave. E., Mississauga
• 6035 Creditview Rd., Mississauga
• 103 Dundas St. E., Napanee
• 5221 Yonge St., North York
• 2163 Sixth Line, Oakville**
• 201 Oak Park Blvd., Oakville
• 1675 — 10th Line Rd., Orleans
• 500 Rossland Rd. W., Oshawa
• 390 Parkdale Ave., Ottawa
• 1900 Prince of Wales Dr., Ottawa
• 27 Festubert Blvd., Petawawa
• 1578 Wolf Ave., Petawawa
• 1895 Glenanna Rd., Pickering (4)*
• 13495 Bathurst St., Richmond Hill
• 8830 Yonge St., Richmond Hill
• 1126 London Rd., Sarnia
• 187 Gore St., Sault Ste. Marie
• 381 McNabb St., Sault Ste. Marie**
• 51 Tapscott Rd., Scarborough
• 2870 Ellesmere Rd., Scarborough
• 58 Lombard St., Smiths Falls
• 1063 Talbot St., Unit 50, St. Thomas
• 411 Louth St., St. Catharines
• 1251 Main St., Stittsville
• 825 Don Mills Rd., Toronto
• 1169 St. Clair Ave. W., Toronto
• 873 Queen St. W., Toronto
• 5650 Yonge St., Toronto

• 948 St. Clair Ave. W., Toronto
• 1 Eglinton Ave. E., Toronto
• 51 Gerry Fitzgerald Dr., Toronto
• 1560 Bayview Ave. Unit 1, Toronto
• 12 St. Clair Ave. E., Toronto
• 2 Bloor St. W., Toronto (8)*
• 372 Bay St., Toronto
• 9 Hamilton St. N., Waterdown
• 2235 Huron Church Rd., Windsor
• 4371 Walker Rd., Windsor
• 1405 Ouellette Ave., Windsor
• 3690 Matchette Rd., Windsor
• 7850 Weston Rd., Woodbridge (7)*

Quebec
• 625, boul. Lafleche, Baie Comeau
• 385, boul. Saint Joseph, Drummondville
   (3)*
• 7077, boul. Newman, LaSalle (4)*
• 1006, rue Sherbrooke O., Montreal (3)*
• 299, boul. Labelle, Rosemère (4)*
• 180, rue Principale, Rouyn-Noranda
• 4162, rue Wellington, Verdun
• 8301, Elmslie, Ville LaSalle

Saskatchewan
• 1132 Central Ave., Prince Albert
• 1800 Hamilton St., Regina (2)*

*	Denotes number of ABMs
**	Installed during October 2003

ABM removals — 2004

Alberta
• 217 Edmonton Trail NE, Airdrie
• Trans Canada Hwy. #1, Brooks
• 100 Anderson Rd. SE, Calgary**
• 100 Crowfoot Way NW, Calgary
• 1010 Strathcona Dr. SW, Calgary
• 1051 Falconridge Dr. NE, Calgary
• 1120 — 137th Ave. SE, Calgary
• 120 — 36th St. SE, Calgary
• 15 Erin Woods Blvd. SE, Calgary
• 1840 — 9th Ave. SE, Calgary**
• 19 Sunpark Dr. SE, Calgary
• 1920 — 4th St. W, Calgary
• 5111 Northland Dr. NW, Calgary**
• 2220 — 68th St. NE, Calgary
• 2235 — 33rd Ave. SW, Calgary
• #432, 8338 — 18th St. SE, Calgary
• 4646 — 37th St. SW, Calgary
• 5505 Signal Hill Centre SW, Calgary
• 624 — 16th Ave. NE, Calgary
• 6525 Elbow Dr. SW, Calgary
• 7603 MacLeod Trail SW, Calgary
• 8210 Edgebrook Dr. NW, Calgary
• 8420 Bowfort Rd. NW, Calgary
• 901 — 64th Ave. NE, Calgary**
• 3919 — 48th Ave., Camrose**
• 1731 Mountain Ave., Canmore
• 26 — 140 East Chestermere Dr.,
   Chestermere**
• 13205 — 97th St., Edmonton

• 5110 — 122nd St., Edmonton
• 5661 — 23rd Ave. NW, Edmonton
• 9640 — 118th Ave., Edmonton
• 3003 Calgary Trail S., Edmonton
• 16441 — 97th St. NW, Edmonton
• 5011 — 137th Ave. NW, Edmonton
• 12326 — 111th Ave., Edmonton
• 10560 — 51st Ave., Edmonton
• 10658 — 109th St. NW, Edmonton
• 307 Dechene Way NW, Edmonton
• 9518 — 87th St., Edmonton
• 15604 — 95th Ave. NW, Edmonton
• 7505 Argyll Rd., Edmonton
• 9635 — 66th Ave., Edmonton
• 5822 — 111th St. NW, Edmonton
• 4211 — 106th St., Edmonton (3)*
• 9636 — 51st Ave., Edmonton (2)*
• 5124 — 122nd St. NW, Edmonton (2)*
• 13211 — 100th St., Grande Prairie**
• 470 Carmichael Lane, Hinton**
• 3838 — 49th Ave., Innisfail**
• 535 — 6th Ave. S., Lethbridge
• #131, 501 — 1st Ave., Lethbridge
• 1606 Mayor Magrath Dr., Lethbridge
• 1819 — 3rd Ave. S., Lethbridge**
• 1071 Ross Glen Dr., Medicine Hat
• 820 Redcliff Dr. SW, Medicine Hat
• 111 Elizabeth St., Okotoks
• Highway 2 South, Okotoks
• 3330 Gaetz Ave., Red Deer
• 300 — 375 St. Albert Rd., St. Albert**
• 174 St. Albert Rd., St. Albert
• 4205 A Southpark Dr., Stony Plain

British Columbia
• 2054 Whatcom Rd., Abbotsford
• 31201 Old Yale Rd., Abbotsford
• 8268 Island Hwy., Black Creek**
• 1969 Willingdon Ave., Burnaby
• 4700 Kingsway, Burnaby**
• 7155 Kingsway, Burnaby (3)*
• 7890 Canada Way Rd., Burnaby
• 45630 Yale Rd. W., Chilliwack
• 1860 Island Hwy., Colwood
• 1401 Johnson St., Coquitlam
• 829 Brunette Ave., Coquitlam
• 176 Golden Dr., Coquitlam
• 948 Austin Ave., Coquitlam
• 1723 Cliffe Ave., Courtenay
• 11724 Alaska Rd., Fort St. John**
• 1885 Trans Canada Hwy., Kamloops
• 1125 Rogers Way, Kamloops
• 411 — 10th Ave., Kamloops
• 715 Harvey Ave., Kelowna
• 395 Glenmore Rd., Kelowna
• 2693 Highway 97 N., Kelowna
• 365 Highway 33 W., Kelowna
• 405 Highway 33 W., Kelowna (3)*
• 1310 Harvey Ave., Kelowna (4)*
• 1729 Gordon Dr., Kelowna
• 1940 Kane Rd., Kelowna
• 20370 Dewdney Trunk Rd., Maple Ridge

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

• 22805 Lougheed Hwy., Maple Ridge
• 2720 Mill Bay Rd., Mill Bay
• 301 Deloume Rd., Mill Bay**
• 7285 Horne St., Mission
• 32815 — 7th Ave., Mission
• 3 — 650 Terminal Ave., Nanaimo
• 3200 Island Hwy., Nanaimo (5)*
• 2345 East Island Hwy., Nanoose
• 11199 — 84th Ave., North Delta
• 544 Columbia St., New Westminster
• 132 — 12th St., New Westminster
• 1980 Marine Dr., North Vancouver
• 185 Mountain Hwy., North Vancouver
• 1245 Lonsdale, North Vancouver
• 280 East Island Hwy., Parksville
• 5500 Clements Cres., Peachland
• 5101 River Rd., Port Alberni
• 2420 — 5th Ave., Prince George**
• 7980 Williams Rd., Richmond
• 8151 Granville Ave., Richmond
• 5111 Grant McConachie Way, Richmond
• 777 Royal Oak Dr., Saanich
• 7591 Vedder Rd., Sardis
• 13790 — 72nd Ave., Surrey
• 2695 Guildford Town Centre, Surrey**
• 18383 — 64th Ave., Surrey
• 15961 Fraser Hwy., Surrey
• 15211 Fraser Hwy., Surrey
• 1221 — 5th Ave., Valemount**
• 2085 Dundas St., Vancouver
• 555 Seymour St., Vancouver
• 5680 Oak St., Vancouver
• 1390 — 33rd Ave. E., Vancouver
• 1695 Davie St., Vancouver
• 1743 Burrard St., Vancouver
• 2890 Hastings St. E., Vancouver
• 1289 Broadway E., Vancouver
• 710 Marine Dr. SE, Vancouver
• 4301 — 25th Ave., Vernon
• 4709 — 27th St., Vernon
• 5498 Patricia Bay Hwy., Victoria
• 2435 Millstream Rd., Victoria
• 1175 Douglas St., Victoria

Manitoba
• 477 Sherritt Ave., Lynn Lake
• 1020 Notre Dame Ave., Winnipeg
• 1050 Keewatin St., Winnipeg
• 1091 Henderson Hwy., Winnipeg
• 1485 Portage Ave., Winnipeg (6)*
• 1485 St. Mary’s Rd., Winnipeg
• 1720 Kenaston Blvd., Winnipeg
• 1797 Logan Ave., Winnipeg (2)*
• 2012 Pembina Hwy., Winnipeg
• 2025 Corydon Ave., Winnipeg (2)*
• 2607 Portage Ave., Winnipeg
• 3033 Pembina Hwy., Winnipeg
• 610 Lagimodiere Blvd., Winnipeg
• 670 St. Anne’s Rd., Winnipeg

New Brunswick
• 577 Victoria St., Edmundston
• 253 Canada St., Marysville

• 1400 Mountain Rd., Moncton
• 2600 Mountain Rd., Moncton
• 118 — 135 Otis Dr., Nackawic**
• 500 Waasis Rd., Oromocto
• 175 Old Hampton Rd., Quispamsis
• 1599 McKay Hwy., Rothesay
• 289 Union St., Saint John
• 241 Bayside Dr., Saint John
• 1 Main St. W., Saint John

Newfoundland and Labrador
• 1 South Side Rd., Harbour Breton**
• 170 Main St., Lewisporte**
• Conception Bay Rd., St. John’s
• 12 Bay Bulls Rd., St. John’s
• 184 Torbay Rd., St. John’s

Nova Scotia
• 130 Albion Rd., Amherst**
• 13115 Highway 104, Auld’s Cove
• 907 Cole Harbour Rd., Dartmouth
• 105 Main St., Dartmouth
• 21 Mic Mac Blvd., Dartmouth**
• 240 Victoria Rd., Dartmouth
• 535 Portland St., Dartmouth**
• 566 Main St., Dartmouth
• 610 Portland St., Dartmouth
• 626 Windmill Rd., Dartmouth
• 291 Highway 214, Elmsdale
• 124 Kearney Lake Rd., Halifax
• 231 Herring Cove Rd., Halifax
• 857 Sackville Dr., Lower Sackville
• 51 Sackville Dr., Lower Sackville
• 183 Commercial St., North Sydney
• 1251 Kings Rd., Sydney
• 539 Grand Lake Rd., Sydney
• 2 Westwood Blvd., Tantallon

Northwest Territories
• Airport Rd., Rankin Inlet

Ontario
• 1 Westney Rd. N., Ajax
• 125 Harwood Ave. E., Ajax**
• 34 Harwood Ave. S., Ajax
• 474 Bayly St. W., Ajax
• 35 Yonge St., Alliston**
• 7 Fryer St., Amherstburg
• 15440 Yonge St., Aurora
• 90 Talbot St. W., Aylmer
• 151 Mapleview Rd. W., Barrie
• 623 Yonge St., Barrie
• 384 Yonge St., Barrie**
• 390 North Front St., Belleville**
• 6521B Highway 62, Belleville
• 545 Queen St. S., Bolton
• 2305 Highway 2, Bowmanville
• 10115 Bramalea Rd., Brampton
• 5 Sandalwood Pkwy., Brampton
• 504 Main St., Brampton
• 1650 Williams Pkwy., Brampton
• 9495 Airport Rd., Brampton
• 354 Queen St. E., Brampton

• 471 Main St. S., Brampton
• 7995 Dixie Rd., Brampton
• 450 Fairview Dr., Brantford
• 16 Central Ave. E., Brockville
• 335 Stewart Blvd., Brockville
• 1275 Kensington Pkwy., Brockville
• 60 William St., Brockville
• 777 Guelph Line, Burlington**
• 1200 Walkers Line N., Burlington
• 458 Guelph Line N., Burlington
• 685 Appleby Line, Burlington
• 239 Fountain St. S., Cambridge
• 671 Hespler Rd., Cambridge
• 100 King St. W., Chatham**
• 651 Grand Ave. W., Chatham (2)*
• 475 Highway 6, Clappison Corners
• 4358 Innes Rd., Cumberland
• 33 Talbot St. N., Essex**
• 1755 Albion Rd., Etobicoke
• 524 Rexdale Blvd., Etobicoke
• 581 Kipling Ave., Etobicoke
• 830 Burnhamthorpe Rd., Etobicoke
• 924 Dixon Rd., Etobicoke
• 2016 Ogilvie Rd., Gloucester
• 1665 Cyrville Rd., Gloucester**
• 1600 Forest Valley Dr., Gloucester
• 2329 Stouffville Sideroad, Gormley
• 50 Stone Rd. E., Guelph**
• 109 Silvercreek Pkwy., Guelph
• 744 Concession St., Hamilton
• 630 Mohawk Rd. W., Hamilton**
• 1393 Upper Gage Ave., Hamilton
• 91 King William St., Huntsville
• 4 Talbot St., Jarvis
• 800 Stonehaven Dr., Kanata
• 45 Dalton Ave., Kingston
• 16 Bath Rd., Kingston
• 4319 King St. E., Kitchener
• 385 Frederick St., Kitchener**
• 1 King St. E., Kitchener**
• 212 Kent St., Lindsay
• 153 Angeline St. N., Lindsay
• 159 Clarke Rd., London
• 614 Fanshawe Park Rd. E., London
• 1900 Dundas St. E., London
• 1105 Wellington Rd., London**
• 2830 — 16th Ave., Markham
• 381 Church St., Markham
• 8601 Warden Ave., Markham
• 5270 Steeles Ave., Markham
• 28 Forsyth St., Marmora
• 450 Leitz Rd., Midland
• 235 Steeles Ave., Milton
• 16 Bronte St. S., Milton
• 1 City Centre Dr., Mississauga (3)*
• 1250 South Service Rd., Mississauga**
• 2100 Burnhamthorpe Rd. W., Mississauga
• 2125 Dundas St. W., Mississauga
• 3011 Wolfedale Rd., Mississauga
• 3380 Dixie Rd. N., Mississauga
• 6009 Hurontario St., Mississauga
• 646 Bloor St. E., Mississauga

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

• 4106 Cawthra Rd., Mississauga
• 377 Burnhamthorpe Rd. E., Mississauga
   (2)*
• 6536 Winston Churchill Blvd.,
   Mississauga
• 6990 Hurontario St., Mississauga
• 7015 Kennedy Rd., Mississauga
• 995 Eglinton Ave. E., Mississauga
• 3320 Fallowfield Rd., Nepean
• 3095 Carling Ave., Nepean
• 1432 Baseline Rd., Nepean
• 17111 Yonge St., Newmarket
• 17600 Yonge St., Newmarket**
• 18151 Yonge St., Newmarket
• 1428 O’Brien St., North Bay
• 107 Parkway Forest Dr., North York
• 1493 Finch Ave. W., North York
• 2205 Jane St., North York
• 2821 Weston Rd., North York
• 3075 Don Mills Rd., North York
• 3900 Jane St., North York
• 2012 Jane St., North York
• 4630 Yonge St., North York
• 4747 Steeles Ave. W., North York
• 5001 Steeles Ave. W., North York (2)*
• 696 Lawrence Ave. W., North York
• 901 Sheppard Ave. W., North York
• 9980 Mississauga Rd., Norval
• 2431 Trafalgar Rd., Oakville
• 350 Iroquois Shore Rd., Oakville
• 450 Dundas St. E., Oakville
• 436 West St. N., Orillia**
• 1 Mississauga St. W., Orillia**
• 1988 St. Joseph Blvd., Orleans
• 419 King St. W., Oshawa**
• 2430 Bank St., Ottawa
• 3332 McCarthy Rd., Ottawa
• 1325 Richmond Rd., Ottawa
• 437 Albert St., Ottawa
• 2946 Baseline Rd., Ottawa
• 1034 Pleasant Park Rd., Ottawa
• 999 — 2nd Ave. E., Owen Sound**
• 1235 Bayly St., Pickering (3)*
• 1299 Kingston Rd., Pickering
• 1709 Kingston Rd., Pickering
• 555 Whites Rd., Pickering**
• 985 Brock Rd., Pickering (2)*
• 363 Ontario St., Port Hope
• 145 Queen St., Port Perry**
• 1055 Edward St., Prescott
• 12871 Yonge St., Richmond Hill
• 10610 Bayview Ave., Richmond Hill
• 695 Major Mackenzie Dr. E.,
   Richmond Hill
• 650 Major Mackenzie Dr. E.,
   Richmond Hill**
• 10749 Bathurst St., Richmond Hill
• 9550 Yonge St., Richmond Hill
• 400 McNabb St., Sault Ste. Marie**
• 179 Gore St., Sault Ste. Marie
• 1270 Brimley Rd., Scarborough
• 1525 Markham Rd., Scarborough
• 1651 Ellesmere Rd., Scarborough
• 1896 Eglinton Ave. E., Scarborough
• 2320 Lawrence Ave. E., Scarborough
• 2900 Finch Ave. E., Scarborough

• 3100 Ellesmere Rd., Scarborough
• 51 Tapscott Rd., Scarborough**
• 5110 Sheppard Ave. E., Scarborough
• 9501 Sheppard Ave. E., Scarborough
• 110 Beckwith St. N., Smith Falls
• 12011 Hurontario St., Snelgrove
• 126 Welland Ave., St. Catharines
• 227 Church St., St. Catharines**
• 533 Lake St., St. Catharines
• 295 Wellington St., St. Thomas
• 817 Queenston Rd., Stoney Creek
• 1065 The Kingsway, Sudbury**
• 1190 Barrydowne Rd., Sudbury
• 7011 Bathurst St., Thornhill
• 1487 Centre St., Thornhill
• 100 Arthur St. W., Thunder Bay
• 807 Red River Rd., Thunder Bay
• 49 Donway St. W., Toronto
• 117 Jarvis St., Toronto
• 1750 Bloor St. W., Toronto
• 2265 Danforth Ave., Toronto
• 1021 Avenue Rd., Toronto
• 1274 Gerrard St. E., Toronto
• 1450 Lawrence Ave. E., Toronto
• 1736 Eglinton Ave. W., Toronto
• 2 Bloor St. W., Toronto (9)*
• 2 East Mall Cres., Toronto
• 2200 Yonge St., Toronto
• 25 King St. W., Toronto (4)*
• 2877 Bayview Ave., Toronto
• 385 Weston Rd., Toronto
• 500 Oriole Parkway Dr., Toronto
• 55 Spadina Ave., Toronto
• 8 South Kingsway, Toronto
• 8 Thorncliffe Park Dr., Toronto
• 800 York Mills Rd., Toronto
• 90 The Queensway, Toronto
• 4780 Highway 7 E., Unionville
• 320 McArthur Ave., Vanier (2)*
• 1514 Steeles Ave. W., Vaughan
• 7092 Yonge St., Vaughan
• 550 King St. N., Waterloo**
• 180 Columbia St. W., Waterloo**
• 1602 Dundas St. E., Whitby
• 10 Taunton Rd. E., Whitby
• 403 Brock St. S., Whitby
• 1550 Dundas St. E., Whitby
• 1550 Huron Church Rd., Windsor**
• 50 Tecumseh Rd. W., Windsor
• 1707 Tecumseh Rd. W., Windsor
• 2295 Division Rd., Windsor
• 401 Sunset Ave., Windsor (2)*
• 2950 Dougall Rd., Windsor
• 3100 Howard Ave., Windsor**
• 3168 Dougall Ave., Windsor**
• 3198 Sandwich St. W., Windsor (2)**
• 5690 Wyandotte St. E., Windsor**
• 7400 Tecumseh Rd. W., Windsor**
• 7654 Tecumseh Rd. W., Windsor**
• 920 University Ave. W., Windsor
• 3540 Walker Rd., Windsor
• 3682 Langstaff Rd., Woodbridge

• 3733 Highway 7 W., Woodbridge
• 4800 Highway 7 W., Woodbridge (3)*
• 5241 Highway 7 W., Woodbridge
• 8401 Weston Rd., Woodbridge (3)*

Prince Edward Island
• 475 University Ave., Charlottetown
• 76 St. Peter’s Rd., Charlottetown

Quebec
• 1104, boul. Grande Allée, Boisbriand (3)*
• 102, rue Church, Cowansville**
• 2, rue Carmel, Danville
• 1380, boul. Lemire (RR#4),
   Drummondville**
• 242, rue Hériot, Drummondville (2)*
• 385, boul. Saint Joseph, Drummondville
• 456, boul. de l’Hôpital, Gatineau (2)**
• 151, boul. Maloney E., Gatineau
• 744, boul. Saint Joseph, Hull
• 7569, boul. Newman, LaSalle (3)*
• 7569, boul. Newman, LaSalle**
• 4641, boul. Samson, Laval**
• 1006, rue Sherbrooke O., Montreal (3)*
• 2, rue Dollard, Montreal
• 550, rue Sherbrooke O., Montreal
• 1455, rue Sherbrooke O., Montreal (2)*
• 880, ch. Ste. Foy, Quebec
• 91, René Lévesque E., Quebec**
• 315, boul. Labelle, Rosemère (3)*
• 90, rue Gamble O., Rouyn-Noranda**
• 180, rue Principale, Rouyn-Noranda
• 300, rue Sicard, Sainte-Thérèse (2)*
• 905, boul. Laure, Sêpt-Iles**
• 3205, boul Côte Vertu, St-Laurent**
• 4162, rue Wellington, Verdun

Saskatchewan
• 1513 — 8th Ave., Humboldt
• 402 McDonald St., Regina
• 1919 Fleet St., Regina
• 2304 Albert St., Regina
• 935 Victoria Ave., Regina
• 481 Albert St. N., Regina
• 1800 Hamilton St., Regina (2)*
• 3625 Sherwood Dr., Regina
• 1502 — 8th St. E., Saskatoon
• 3 Worobetz Place, Saskatoon

Yukon
• 978 — 2nd Ave., Dawson**
• 820 Adala Trail, Watson Lake**
• 29 Wann Rd., Whitehorse

*	Denotes number of ABMs
**	Removed during October 2003

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Our Clients — Small Business

CIBC and its listed affiliates debt financing to firms in Canada
As at October 31, 2004

For authorization levels of: $0 — $24,999

Province or territory	Authorizations	Outstandings	Customers
Alberta	84,006,471	41,677,253	10,059
British Columbia	103,006,454	44,856,352	13,238
Manitoba	21,198,768	12,123,404	2,367
New Brunswick	9,576,323	4,795,175	1,052
Newfoundland and Labrador	8,868,632	4,352,157	1,064
Northwest Territories	1,659,443	754,224	253
Nova Scotia	16,028,748	7,669,508	2,012
Nunavut	2,657	2,657	11
Ontario	374,676,684	153,826,479	46,161
Prince Edward Island	4,224,715	2,419,489	489
Quebec	77,606,151	35,271,515	8,990
Saskatchewan	29,509,715	18,282,629	3,146
Yukon	2,105,219	1,037,217	273

Total	732,469,979	327,068,060	89,115

For authorization levels of: $25,000 — $99,999

Province or territory	Authorizations	Outstandings	Customers
Alberta	369,358,595	210,272,053	7,202
British Columbia	452,904,215	247,638,576	8,754
Manitoba	105,614,577	67,346,865	2,012
New Brunswick	46,788,799	25,439,702	904
Newfoundland and Labrador	47,881,312	27,814,949	932
Northwest Territories	10,421,598	5,139,354	201
Nova Scotia	81,110,875	46,258,811	1,554
Nunavut	147,747	135,803	2
Ontario	1,682,302,253	945,991,678	32,020
Prince Edward Island	21,623,190	13,726,635	380
Quebec	327,426,880	175,224,215	6,317
Saskatchewan	167,540,512	105,489,909	3,248
Yukon	6,097,251	3,273,653	118

Total	3,319,217,805	1,873,752,203	63,644

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

For authorization levels of: $100,000 — $249,999

Province or territory	Authorizations	Outstandings	Customers
Alberta	403,593,015	212,704,794	2,789
British Columbia	433,431,282	236,354,372	3,041
Manitoba	107,819,137	57,595,869	746
New Brunswick	35,820,145	18,172,528	243
Newfoundland and Labrador	34,872,906	19,437,535	238
Northwest Territories	8,262,196	4,182,315	61
Nova Scotia	60,186,025	34,855,993	393
Nunavut	664,071	553,415	4
Ontario	1,465,228,103	767,009,410	10,615
Prince Edward Island	25,240,139	13,274,151	171
Quebec	323,103,827	178,562,106	2,124
Saskatchewan	162,957,749	83,993,463	1,107
Yukon	7,814,240	4,783,911	55

Total	3,068,992,837	1,631,479,862	21,587

For authorization levels of: $250,000 — $499,999

Province or territory	Authorizations	Outstandings	Customers
Alberta	441,968,040	254,785,108	1,207
British Columbia	406,208,739	266,245,437	986
Manitoba	117,354,868	62,734,533	314
New Brunswick	39,668,899	25,604,263	81
Newfoundland and Labrador	34,188,738	19,936,443	90
Northwest Territories	14,127,295	9,006,799	31
Nova Scotia	63,131,647	40,684,513	142
Nunavut	899,778	658,596	2
Ontario	1,078,706,022	668,178,070	2,516
Prince Edward Island	21,639,684	10,896,649	55
Quebec	296,770,280	176,010,017	711
Saskatchewan	145,008,144	81,073,871	407
Yukon	7,069,928	5,196,484	18

Total	2,666,742,062	1,621,010,783	6,560

For authorization levels of: $500,000 — $999,999

Province or territory	Authorizations	Outstandings	Customers
Alberta	554,014,141	336,789,761	734
British Columbia	496,874,742	339,091,841	562
Manitoba	178,658,066	105,967,668	228
New Brunswick	46,491,716	33,644,800	51
Newfoundland and Labrador	38,867,063	21,945,182	48
Northwest Territories	17,730,454	10,415,454	23
Nova Scotia	87,854,243	61,345,606	89
Nunavut	4,039,378	3,134,905	6
Ontario	1,553,555,831	1,018,030,791	1,690
Prince Edward Island	29,471,335	16,836,772	43
Quebec	412,033,936	262,747,916	475
Saskatchewan	126,596,449	73,104,907	183
Yukon	7,964,462	3,563,782	11

Total	3,554,151,815	2,286,619,384	4,143

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

For authorization levels of: $1,000,000 — $4,999,999

Province or territory	Authorizations	Outstandings	Customers
Alberta	1,560,809,683	960,273,176	645
British Columbia	1,656,396,329	1,144,907,567	574
Manitoba	562,869,548	364,512,152	225
New Brunswick	137,334,826	107,034,142	36
Newfoundland and Labrador	56,719,267	30,782,501	27
Northwest Territories	76,138,519	43,676,827	29
Nova Scotia	224,269,150	152,719,873	80
Nunavut	4,957,468	4,510,610	1
Ontario	5,257,345,702	3,938,078,140	1,651
Prince Edward Island	111,239,653	73,805,331	57
Quebec	1,340,110,364	879,649,248	438
Saskatchewan	290,968,249	173,199,764	133
Yukon	13,719,908	7,241,092	6

Total	11,292,878,665	7,880,390,422	3,902

For authorization levels of: $5,000,000 and over(1)

Province or territory	Authorizations	Outstandings	Customers
Alberta	11,010,220,782	2,996,248,716	210
British Columbia	3,392,088,411	1,180,879,925	133
Manitoba	2,469,722,748	616,994,628	55
New Brunswick	325,501,780	129,684,349	14
Newfoundland and Labrador	409,020,237	262,366,693	12
Northwest Territories	63,247,738	33,548,860	6
Nova Scotia	1,335,181,968	370,220,908	37
Nunavut	0	0	0
Ontario	36,457,230,248	9,487,534,680	769
Prince Edward Island	75,797,760	41,122,318	6
Quebec	5,214,055,719	1,761,184,155	172
Saskatchewan	322,609,113	79,675,494	13
Yukon	8,000,000	8,000,000	1

Total	61,082,676,505	16,967,460,727	1,428

(1)	Loans over $5 million have declined year-over-year as a result of the successful execution of our strategy to reduce capital in our wholesale lending book.

Total all authorization bands

Province or territory	Authorizations	Outstandings	Customers
Alberta	14,423,970,727	5,012,750,860	22,846
British Columbia	6,940,910,172	3,459,974,069	27,288
Manitoba	3,563,237,713	1,287,275,119	5,947
New Brunswick	641,182,487	344,374,959	2,381
Newfoundland and Labrador	630,418,155	386,635,461	2,411
Northwest Territories	191,587,243	106,723,833	604
Nova Scotia	1,867,762,657	713,755,211	4,307
Nunavut	10,711,099	8,995,986	26
Ontario	47,869,044,844	16,978,649,249	95,422
Prince Edward Island	289,236,476	172,081,345	1,201
Quebec	7,991,107,158	3,468,649,170	19,227
Saskatchewan	1,245,189,931	614,820,037	8,237
Yukon	52,771,008	33,096,140	482

Total	85,717,129,668	32,587,781,441	190,379

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Employment in Canada

CIBC is one of Canada’s largest employers. In 2004, the bank and its listed affiliates had approximately 36,500 full-time and part-time employees nationwide. The CIBC group of companies paid more than $2 billion in salaries and benefits to our Canadian workforce in 2004. In addition, we indirectly supported thousands of other jobs in many sectors, from janitorial services to high-tech consultants, through the money invested in outside goods and services. The total for 2004 was approximately $3 billion worldwide, with more than $2 billion spent in Canada.

Full-time and part-time employees
As at October 31, 2004

CIBC and its listed affiliates

	Full-time	Part-time
Province or territory	employees	employees
Alberta	1,888	701
British Columbia	2,829	935
Manitoba	544	269
New Brunswick	464	130
Newfoundland and Labrador	177	52
Northwest Territories	55	4
Nova Scotia	844	186
Nunavut	12	—
Ontario	19,991	2,925
Prince Edward Island	64	46
Quebec	2,616	720
Saskatchewan	693	314
Yukon	35	11

Total	30,212	6,293

Taxes in Canada

In 2004, the CIBC group of companies’ tax expense to all levels of government in Canada was almost $2 billion. This total consisted of more than $1 billion in income taxes, over $132 million in capital taxes and in excess of $396 million in payroll taxes (employer portion), business taxes, property taxes, GST and provincial sales taxes.

Taxes — 2004
CIBC group of companies

$ thousands	Income taxes	Capital taxes
Federal government	$926,757	$—
Provincial and territorial governments
Alberta	27,877	0
British Columbia	39,234	25,509
Manitoba	7,241	8,327
New Brunswick	2,468	2,520
Newfoundland and Labrador	2,112	2,130
Northwest Territories	448	0
Nova Scotia	6,201	5,441
Nunavut	251	0
Ontario	260,963	67,906
Prince Edward Island	885	867
Quebec	21,173	13,422
Saskatchewan	6,250	6,189
Yukon	308	0

Total	$1,302,168	$132,311

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

CIBC in the Community

Examples of organizations supported by CIBC:

Alberta
•	Alberta Army Cadet League
•	Alberta Children’s Hospital Foundation
•	Alberta Easter Seals March of Dimes
•	Alberta Ecotrust Foundation
•	Alberta Shock Trauma Air Rescue Service Foundation
•	Alberta Special Olympics
•	Alberta Sport, Recreation, Parks & Wildlife Foundation
•	Alberta Summer Games
•	Alberta Theatre Projects
•	Alexandra Centre Society
•	Aventa Treatment Foundation for Women
•	Awo Taan Native Women’s Shelter Society
•	Banff Centre for Continuing Education
•	Brooks Leisure Centre Campaign
•	Calgary Board of Education Foundation
•	Calgary Drop-In Centre Society
•	Calgary Immigrant Educational Society
•	Calgary International Children’s Festival
•	Calgary Philharmonic Orchestra
•	Calgary Science Networks
•	Calgary Southwest United Soccer Association
•	Calgary YMCA
•	Canadian Amateur Diving Association
•	Canadian Girls Rodeo Association
•	CAUSE Canada
•	Challenger Park Society
•	Child & Youth Friendly Calgary
•	Claresholm & District Museum
•	Compassion House Foundation
•	Council of Foundations - Capital Region Hospitals Fundraising
•	Crowsnest Pass Health Foundation
•	Drumheller Public Library

•	Edmonton Chamber of Commerce
•	Edmonton Symphony Orchestra
•	Foothills Special Needs Association
•	Girl Guides of Canada
•	Grande Community Chalet Project
•	Grand Prairie Soccer Association
•	Growing Alberta
•	Habitat for Humanity — Calgary
•	Heritage Handi Bus Association
•	Hospice Calgary Foundation
•	Impact Society for Children
•	Integrative Health Institute of Calgary
•	Jasper Tourism and Commerce
•	Junior Achievement
•	Kids Kottage Foundation
•	Kids Up Front Foundation of Alberta
•	Kidsport — Alberta
•	Langdon Youth Council
•	Lethbridge Soccer Association
•	Lions Club of Fort Saskatchewan
•	Medicine Hat Family YMCA
•	Mount Royal College
•	Northern Alberta Institute of Technology (NAIT)
•	Northern Alberta International Children’s Festival
•	Okotoks Pro Rodeo Society
•	Pincher Creek & District Agricultural Society
•	Pro Coro Society
•	Provost Lions Community Handi-Van Service Society
•	Red Deer Renegades Soccer Club
•	Redwater & District Agricultural Society
•	Scouts Canada
•	Sheldon Chumir Foundation
•	Sistership Dragon Boat
•	Southern Alberta Institute of Technology (SAIT)
•	Spruce Grove Saints Soccer Club
•	St. Mary’s Hospital, Camrose Foundation
•	Stollery Children’s Hospital Foundation
•	Swan City Rotary
•	Theatre Calgary
•	Treaty of Seven Economic Development Corporation
•	UNICEF Canada
•	United Way agencies
•	University of Alberta
•	Village of Boyle 50th Anniversary
•	Waskatenau & District Minor Sports
•	Willow Creek Wranglers Light Horse 4-H Club
•	Windy Slopes Health Foundation
•	Women in Scholarship, Engineering, Science & Techology (WISEST)
•	Women Building Futures
•	Youth Singers of Calgary
•	Youville Women’s Residence
•	YWCA — Edmonton

British Columbia
•	100 Mile House Soccer
•	Aga Khan Foundation Canada
•	ALS Society of BC
•	BC Children’s Hospital Foundation
•	BC Alpine
•	BC Cancer Foundation
•	BC Crime Prevention Association
•	BC Forest Fire Relief Concert
•	BC Lions Society
•	BC Special Olympics Society
•	BC Urban Entrepreneurial Development Association
•	BC Winter Games
•	BCIT Foundation
•	Burnaby Girls Soccer
•	Campbell River Youth Soccer Association
•	CAMEO (Canadian Association for Musical Empowerment and Opportunity)
•	Canadian Breast Cancer Foundation — BC & Yukon Chapter
•	Canadian Cancer Society
•	Canadian Cystic Fibrosis Foundation
•	Castlegar & District Skateboard Park
•	Children’s Arts Umbrella
•	Chilliwack Youth Soccer
•	CIBC Imperial Dragons Dragon Boat Team
•	City of Merritt Youth Park
•	Coquitlam Youth Soccer
•	Covenant House — Vancouver
•	Cowichan Sports Complex
•	Cowichan Valley Dragon Boat Society
•	Cridge Centre for Family
•	Daybreak Building Society
•	Delta Hospital Foundation
•	Ducks Unlimited
•	Emergency Preparedness Industry and Commerce Council
•	Fernwood Community Association
•	Fort St. James Public Library
•	Fort St. James Youth Soccer
•	Fort St. John Hospital Foundation
•	Fraser Burrard Community Justice Society
•	Fraser Lake Youth Soccer
•	Friends of Kootenay National Park Association
•	Girl Guides of Canada
•	Greater Vancouver Crime Stoppers Association
•	Greater Victoria Hospital Foundation

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

•	Green Thumb Theatre Company
•	Golden Minor Soccer
•	Jack Webster Foundation
•	Junior Achievement of BC
•	Just Singin’ Round Foundation
•	Kamloops Community YMCA — YWCA
•	Kamloops Youth Soccer Association
•	Kay Meek Centre
•	The Kelty Patrick Dennehy Foundation
•	Kitimat Youth Soccer Association
•	Kootenay Lake Hospital Foundation
•	Land Conservancy of BC
•	Langley Hospital Foundation
•	Leadership Vancouver
•	Lester B. Pearson College of the Pacific
•	Make a Wish Foundation
•	McGirr Sports Society
•	Mid-Isle Soccer
•	Millennium Sport Facility
•	Mission Association for Community Living
•	Mt. Timothy Ski Society
•	National Aboriginal Hockey Championships
•	Nelson Circle Foundation
•	Osoyoos Lake Water Quality Society
•	PacificAires Organization
•	Penticton Jazz Festival
•	Port Hardy Skate Board Club
•	Powell River Academy of Music
•	Powell River Seawalk
•	Prince George Symphony
•	Prince Rupert Youth Soccer
•	Raise-A-Reader
•	Canadian Red Cross — Northern BC
•	Richmond Art Gallery
•	Richmond Hospital Foundation
•	Ridge Meadows Hospital Foundation
•	S.U.C.C.E.S.S. Foundation
•	Salvation Army — BC South Division
•	Science World British Columbia
•	Society for the Conservation & Research of Owls
•	South Okanagan Youth Soccer Association
•	Seymour Art Gallery
•	Shad International
•	South Cariboo Health Foundation
•	Sovereign Lake Nordic Centre
•	Spirit of the North Healthcare Foundation
•	St. Paul’s Hospital Foundation
•	Surrey Performing Arts Centre
•	Taiwan Chamber of Commerce
•	Terry Fox Foundation
•	Trails for Creston Valley
•	United Chinese Community Enrichment Services Society
•	United Way agencies
•	University of British Columbia
•	University of Northern British Columbia
•	University of Victoria
•	Vancouver Aquarium
•	Vancouver Art Gallery
•	Vancouver Giants Read to Succeed
•	Vancouver Opera
•	Vanderhoof Volunteer Fire Department
•	Vanderhoof Hospice Society
•	Vernon Jubilee Hospital Foundation
•	VGH & UBC Hospital Foundation
•	Volunteer Vancouver
•	YM-YWCA Victoria
•	You Are Not Alone (YANA)
•	YVR Art Foundation
•	YWCA of Vancouver

Manitoba
•	Ashern Soccer Club
•	Assiniboine Community College Foundation
•	Assiniboine Park Bandshell
•	Brandon Family YMCA
•	Brandon University
•	Brandon Wheat Kings
•	Brandon Youth Soccer
•	Canadian Cancer Society — Dragon Boats
•	CancerCare Manitoba Foundation
•	Children’s Wish Foundation — Manitoba Chapter
•	Commonwealth Air Training Plan Museum
•	Dauphin Agricultural Society
•	Elkhorn & Area Foundation
•	Fort Whyte Centre
•	Gilbert Plains Veselka Dancers
•	Gimli Barvinok Dance Club
•	Glenlee Community Centre
•	Good Neighbours Senior Centre
•	Grandview Community Hall
•	Holland Agricultural Society
•	Junior Achievement of Manitoba
•	Juvenile Diabetes Research Foundation
•	Keewatin Community Resource Centre
•	Kidsport — Manitoba
•	Lieutenant Governor’s Youth Experience Program
•	Lynn Lake Canadian Air Forces Snowbirds Air Show
•	Manitoba Agricultural Museum
•	Manitoba Children’s Museum
•	Manitoba High Schools Athletic Scholarships
•	Manitoba Theatre Centre
•	Manitoba United Soccer Club
•	National Philanthropy Day
•	New Iceland Culture and Heritage Program
•	Nor’ West Co-op Community Health Centre
•	North End Community Renewal Corporation
•	Northern Manitoba Trapper’s Festival
•	Oakville Arena 2004 Ice Project
•	Phoenix Fury Division 4 Boys Soccer Club
•	Phoenix Productions Theatre Company
•	Provincial Exhibition of Manitoba
•	Rainbow Stage
•	Red River College

•	Red River Community Centre
•	Royal Winnipeg Ballet
•	Salvation Army Manitoba
•	Seven Oaks General Hospital Foundation
•	Springstein Community Club
•	Stroke Recovery Association of Manitoba
•	Take Pride Winnipeg
•	UNICEF Canada
•	United Way agencies
•	University of Winnipeg Foundation
•	Virden Community Arts Council
•	West St. Paul Canada Day Celebrations
•	Westman Dreams for Kids Foundation
•	Winnipeg Harvest
•	Winnipeg International Children’s Festival
•	Winnipeg Library Foundation
•	Winnipeg Symphony Orchestra
•	World Percheron Congress
•	YM-YWCA of Winnipeg

New Brunswick
•	Bathurst Volunteer Centre
•	Canadian Breast Cancer Foundation — Atlantic Chapter
•	Chaleur Regional Hospital Foundation
•	Chalmers Regional Hospital Foundation
•	Child Find
•	Children’s Wish Foundation
•	Conseil Communautaire Beausoleil Inc.
•	Dairy Farmers of Canada
•	Ducks Unlimited River Valley
•	Food Bank Moncton, Inc.
•	Fredericton and District Soccer Association
•	Fredericton Community Kitchen
•	Friends of the Moncton Hospital Foundation
•	Fundy Soccer Association
•	Greater Moncton Chamber of Commerce
•	Harbour Lights Campaign
•	Hub Cap Comedy Festival
•	Junior Achievement of New Brunswick
•	Kidney Foundation of Canada
•	Ludmila Knezkova-Hussey International Piano Competition
•	Miramichi Association for Community Living
•	Miramichi Irish Festival
•	Mount Allison University
•	New Brunswick Adoption Foundation
•	Newcastle Rotary Club
•	North Tay 4-H Club
•	Rotary Club of Bathurst
•	Salisbury Lions Club
•	Salvation Army — Moncton
•	Theatre New Brunswick
•	United Way agencies
•	Victorian Order of Nurses — Bathurst
•	West End Community Park — Moncton
•	Women in Business 2004 Conference
•	YMCA Fredericton
•	YMCA of Greater Moncton

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

Newfoundland and Labrador
•	Bell Island Community Food Bank
•	Big Brothers & Sisters of Eastern Newfoundland
•	Canadian Breast Cancer Foundation — Atlantic Chapter
•	Canadian Red Cross Newfoundland & Labrador Division
•	Central East Health Care Institutions Board
•	Children’s Wish Foundation
•	Cornerbrook Minor Soccer Association
•	East Coast Trail Association
•	Easter Seal Society
•	Exploits Valley Salmon Festival
•	Girl Guides of Canada — Labrador West Division
•	Health Labrador Corporation
•	Humber Literacy Council
•	Innu Healing Foundation
•	John Howard Society
•	Kids Eat Smart Foundation
•	Kinsmen Club of St. John’s East
•	Labrador West Ministerial Association Food Bank
•	Lewisporte Mussel Bed Soirée Committee
•	Memorial University of Newfoundland
•	Mt. Pearl Frosty Festival
•	Real Time Cancer Inc.
•	Rotary Club of St. John’s
•	Salvation Army — St. John’s
•	South & Central Health Foundation
•	St. John’s Boys and Girls Club
•	St. John’s Youth Soccer
•	Trinity Conception Health Board
•	Western Memorial Regional Hospital Foundation

Northwest Territories
•	Gameti First Nations
•	Juvenile Diabetes Foundation
•	Northern Sky
•	NWT Literacy Council
•	Town of Inuvik Family Centre
•	United Way of Yellowknife
•	Yellowknife Chamber of Commerce

Nova Scotia
•	440 Productions Association
•	Abilities Foundation of Nova Scotia
•	Acadia University Performing Arts
•	Agrapoint International
•	Alcare Place
•	ALS Society of Nova Scotia
•	Atlantic Institute for Market Studies (AIMS)
•	Canadian Breast Cancer Foundation — Atlantic Chapter
•	Canadian Cancer Society
•	Canadian Red Cross Society of Nova Scotia
•	Cape Breton Regional Police Service
•	Chester and District Soccer Association
•	Children’s Wish Foundation

•	Cobequid Community Health Centre Foundation
•	Colchester Food Bank
•	Colchester Regional Hospital Foundation
•	Communities in Bloom
•	Coxheath & Area Skatepark Association
•	Dalhousie University Faculty of Medicine
•	Dartmouth United Soccer
•	Dr. Carson and Marion Murray Springhill Community Centre
•	Ducks Unlimited — Antigonish Chapter
•	East Coast Trail Association
•	Halifax County United Soccer Club
•	Halifax Harbourside Rotary Club
•	Halifax-Cornwallis Progress Club
•	Hants County Exhibition
•	Hope Cottage
•	IWK Children’s Hospital Foundation
•	Junior Achievement of Nova Scotia
•	Junior League of Halifax
•	Juvenile Diabetes Foundation of Canada — Halifax
•	Kamp Kujichagulia
•	Kings Theatre Society
•	Laing House
•	MADD Antigonish Chapter
•	Mental Health Foundation of Nova Scotia
•	Mermaid Theatre of Nova Scotia
•	Metro Food Bank Society
•	MS Society of Canada — Atlantic Division
•	Pictou County Dragon Boat Festival
•	Psoriasis Society of Canada — National Office
•	Sackville/Bedford Meals on Wheels
•	Sackville United Soccer Association
•	Scotia Soccer Club
•	Ship’s Company Theatre
•	South Shore Under 11 Soccer
•	South West Shore Volunteer Services
•	St. Francis Xavier University
•	St. Mary’s University
•	Summer Street Industries Foundation
•	Truro Tulip Festival
•	Unicorn Theatre
•	United Way agencies
•	University of King’s College — Halifax
•	Upper Room Food Bank Association
•	Victorian Order of Nurses — Halifax
•	Windsor Regional Library
•	X — Out Bullying
•	YMCA of Greater Halifax/Dartmouth

Nunavut
•	World Wildlife Fund-Canada Nunavut Conservation Program

Ontario
•	4-H Ontario
•	The 519 Church Street Community Centre
•	Aga Khan Foundation Canada
•	AIDS Committee of Toronto
•	AIESEC Canada Inc.

•	Ajax United Soccer Club
•	Alder Centre
•	Altruvest Charitable Services
•	Alzheimer Society of Canada
•	ALS Society of Metropolitan Toronto & Area
•	Anduhyaun Inc.
•	Applegrove Community Complex
•	Art Gallery of Hamilton
•	Art Gallery of Ontario
•	Assaulted Women’s Helpline
•	Ballet Creole
•	Baycrest Centre Foundation
•	Bereaved Families of Ontario — Halton/Peel
•	Best Buddies — Vrais Copains Canada
•	Big Brothers of Kingston & District
•	Black Business & Professional Association — Toronto
•	Blissymbolics Learning Centre — Muskoka
•	Bluewater Community Development Foundation
•	Boys & Girls Clubs of Canada
•	Bracebridge Soccer Club
•	Brant Community Healthcare System
•	Brighton Health Services Centre
•	Brock University
•	Business Education Council of Niagara
•	Cabbagetown Festival
•	Caledon Chamber of Commerce
•	Caledonia Agricultural Society
•	Camp Jumoke
•	Camp Oochigeas
•	CanadaHelps.org
•	Canada’s Outstanding Young Farmers Program
•	Canadian 4-H Council
•	Canadian Association for Community Living
•	Canadian Abilities Foundation
•	Canadian Art Foundation
•	Canadian Cystic Fibrosis Foundation
•	Canadian Diabetes Association
•	Canadian Feed The Children
•	Canadian Foundation for Physically Disabled Persons
•	Canadian Institute for Advanced Research
•	Canadian Memorial Chiropractic College
•	Canadian Mental Health Association
•	Canadian National Institute for the Blind
•	Canadian Paraplegic Association
•	Canadian Parks and Wilderness Society
•	Canadian Stage Company
•	Canadian Safe School Network
•	Canadian Special Olympics Foundation
•	Canadian Spinal Research Organization
•	Canadian Veterans Hall of Valour Inc.
•	Canadian Women’s Foundation
•	Canadian Youth Business Foundation
•	CANFAR — Canadian Foundation for AIDS Research
•	Carleton Place & District Memorial Hospital Foundation

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

•	Casey House Foundation
•	Centenary Health Centre Foundation
•	Centennial College
•	Centre for Addiction and Mental Health Foundation
•	Centre Wellington Community Complex
•	Chatham Youth Soccer Association
•	Child & Youth Friendly Ottawa
•	Children’s Aid Society of Owen Sound and the County of Grey
•	Children’s Hospital of Western Ontario
•	Chinese Family Services of Ontario
•	City of Kawartha Lakes Boys and Girls Club
•	Communities in Bloom, North Perth
•	Community Care — St. Catharines & Thorold
•	Community Safety Village of York Region
•	Cornwall Heart of the City
•	Couchiching Institute on Public Affairs
•	Covenant House — Toronto
•	Craigleith Depot Fund
•	Creative Trust
•	Credit Valley Hospital Foundation
•	Crohn’s & Colitis Foundation of Canada
•	Cumberland United Soccer Association
•	Daily Bread Food Bank
•	The Dam Youth Drop-In
•	DAREarts Foundation for Children Inc.
•	Diabetes Hope Foundation
•	Distress Centres of Toronto
•	Dryden Area Health Services Foundation
•	Ducks Unlimited Canada
•	Dunnville Soccer Park Corporation
•	Durham and Community Health Care Foundation
•	Easter Seal Society
•	Elliot Home for the Aged
•	Erin Mills Soccer Club
•	Erinoak
•	Essex Region Conservation Authority
•	Essex Youth Centre
•	Etobicoke Youth Soccer Club
•	Evergreen Foundation
•	Fairhaven
•	Family Service Association of Toronto
•	Flesherton Arena
•	Fondation de la Cité collégiale
•	The Food Sharing Project
•	Fort Frances Canadian Bass Championship
•	Foundation Fighting Blindness
•	Foundation of Chatham-Kent Health Alliance
•	Foundation of Guelph General Hospital
•	Fred Victor Centre
•	Friends of Fleming College Foundation
•	Friends of the Ayr Library
•	Friuli Long Term Care
•	Frontier College
•	Frontiers Foundation
•	Genesis Research Foundation
•	Geneva Centre for Autism
•	George R. Gardiner Museum of Ceramic Art
•	Gilda’s Club Greater Toronto
•	Girl Guides of Canada
•	Governor General’s Canadian Leadership Conference
•	Habitat for Humanity
•	Haldimand Community Support Centre
•	Halton Women’s Place
•	Hamilton Chamber of Commerce
•	Hastings & Prince Edward Learning Foundation
•	Hastings Manor
•	Foundation of Hawkesbury & District General Hospital
•	Health for Guelph Foundation
•	Hearing Foundation of Canada
•	Heart & Stroke Foundation of Canada
•	Hellenic Home for the Aged
•	Homes First Foundation
•	Hopewell Eating Disorders Support Centre of Ottawa
•	Hospice of Peel
•	Hospice of Windsor & Essex County
•	Hospice Wellington — Guelph
•	Hospital for Sick Children
•	Humber River Regional Hospital
•	Huntsville Soccer Club
•	Ilderton Agricultural Society
•	Interval House
•	Into the Warmth
•	Jane & Finch Boys and Girls Club
•	John P. Robarts Research Institute
•	Junior Achievement of Canada
•	Juvenile Diabetes Research Foundation
•	JVS Toronto
•	Kanata Youth Centre
•	Kapuskasing Economic Development Team
•	The Kidney Foundation of Canada
•	KidsAbility Foundation
•	KidSport
•	King — Bay Chaplaincy
•	Kingston General Hospital Foundation
•	Lakehead University
•	Lambton College
•	Leamington Mennonite Home & Apartments
•	Learning for a Sustainable Future
•	The Learning Partnership
•	Leave Out Violence (LOVE)
•	Lesbian Gay Bi Youth Line
•	Leukemia Research Fund of Canada
•	London Health Sciences Foundation
•	Loyalist College
•	The Lung Association
•	Lung Cancer Canada
•	MADD Canada
•	Make a Wish Foundation of Southwestern Ontario
•	Markham Stouffville Hospital Foundation
•	Maxville Spring Holstein Show
•	McCormick Home Foundation
•	McMaster Children’s Hospital/Hamilton Health Sciences
•	McMaster University
•	McMichael Canadian Art Collection
•	Merriton Soccer League
•	Microskills: The Women’s Technology Institute
•	Milton Magic Youth Soccer Club
•	Miramichi Lodge Foundation
•	Mission Services of London
•	Mississauga Living Arts Centre
•	Miziwe Biik
•	Mood Disorders Association of Ontario
•	Moose Cree First Nation
•	Mount Sinai Hospital Foundation
•	National Ballet School
•	National Youth Orchestra of Canada — NYOC
•	Native Men’s Residence
•	Native Skills Centre (Toronto)
•	Nature Conservancy of Canada
•	Niagara College Foundation
•	Niagara Entrepreneur of the Year Awards
•	Niagara Grape & Wine Festival
•	Niagara Peninsula Children’s Centre
•	Nishnawbe-Gamik Friendship Centre
•	Norfolk County Agricultural Society
•	Norfolk General Hospital Foundation
•	North Bay General Hospital Foundation
•	North Toronto Soccer Club
•	North York General Hospital
•	North York Harvest Food Bank
•	Northern Ontario Business Awards
•	Northumberland Health Care Centre Foundation
•	Notre Dame Hospital
•	Oakville Arts Council
•	Oakville Hospital Foundation
•	Ontario Agri-Food Education
•	Ontario Black History Society
•	Ontario College of Art and Design
•	Ontario Foundation for Visually Impaired Children
•	Ontario Science Centre
•	Ontario Special Olympics
•	Operation Go Home — Ottawa
•	Oshawa General Hospital
•	Osteoporosis Society of Canada — Toronto
•	Ottawa — Carleton Police Youth Centre
•	Ottawa Food Bank
•	Ottawa Hospital Foundation
•	Ottawa Symphony Orchestra
•	Out of the Cold Foundation
•	Parents in Transition
•	Parkinson Society Canada
•	Pediatric Oncology Group of Ontario
•	Peel Children’s Centre
•	Peterborough Flood Relief Fund
•	Peterborough Regional Health Centre
•	PFLAG Canada
•	Pride Toronto
•	Princess Margaret Hospital Foundation
•	ProAction — Helping Cops Help Kids
•	Prostate Cancer Research Foundation of Canada

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

•	Queen’s University
•	Queensway-Carleton Hospital Foundation
•	Quinte Regional Children’s Foundation
•	RCAF Memorial Museum
•	Regent Park Community Health Centre
•	Renfrew County Lung Association
•	Ronald McDonald House
•	Ross Memorial Hospital Foundation
•	Rouge Valley Health System Foundation
•	Royal Conservatory of Music
•	Royal Ontario Museum
•	Ryerson University
•	Safe Communities Foundation
•	Saint-Vincent Hospital
•	Salvation Army
•	Saugeen Shores Minor Soccer Association
•	Sault Area Hospitals Foundation
•	Scarborough General Hospital Foundation
•	Scarborough Women’s Centre
•	Schizophrenia Society of Canada
•	The Scott Mission
•	Scouts Canada
•	Second Harvest
•	Seneca College
•	Shaw Festival Theatre Foundation
•	Shelburne Soccer Club
•	Sheridan College
•	Sioux Lookout Anti-Racism Committee
•	Simcoe & District Youth Soccer Club
•	SKETCH
•	Skills Canada
•	Soldiers’ Memorial Hospital Foundation
•	Southlake Regional Health Centre Foundation
•	S’port for Kids Foundation
•	Spruce Hill Lodge
•	St. Catharines Concord Soccer Association
•	St. Clair College Foundation
•	St. John Ambulance
•	St. Joseph’s at Fleming
•	St. Joseph’s Foundation of Thunder Bay
•	St. Joseph’s Healthcare Foundation
•	St. Joseph’s Lifecare Foundation
•	St. Lawrence College of Applied Arts & Technology
•	St. Mary’s General Hospital Foundation
•	St. Michael’s Hospital Foundation
•	St. Thomas — Elgin Community Centre
•	Stratford Shakespearean Festival Foundation of Canada
•	Strathroy Middlesex General Hospital Foundation
•	Sudbury Rainbow Crime Stoppers
•	Sudbury Regional Hospital Foundation
•	Sunnybrook & Women’s Foundation
•	Sunnyside Children’s Foundation
•	Tecumseh Soccer Club
•	Temiskaming Plowing Match
•	Terry Fox Run
•	Theatre Cambridge
•	Thunder Bay Symphony Orchestra
•	Tillsonburg Community Centre
•	Tobias House Attendant Care
•	Toronto Association for Community Living
•	Toronto Botanical Garden
•	Toronto Children’s Chorus
•	Toronto City Mission
•	Toronto Foundation for Student Success
•	Toronto Mendelssohn Choir
•	Toronto People with AIDS Foundation
•	Toronto Rape Crisis Centre
•	Toronto Symphony Orchestra
•	Toronto Wildlife Centre
•	Toronto Zoo Foundation
•	Trent University
•	Trillium Health Centre Foundation
•	Trinity Home Hospice
•	Unionville-Milliken Soccer Club
•	United Way agencies
•	University of Guelph
•	University of Waterloo
•	University Health Network
•	University of Ottawa
•	University of Ottawa Heart Institute
•	University of Toronto
•	University of Western Ontario
•	Variety Village
•	Villa Charities
•	Voice for Hearing Impaired Children
•	Voices for Children
•	Volunteer Ottawa
•	Waterfront Regeneration Trust
•	Waterloo Region Hospitals Foundation
•	We Care for Kids Campaign
•	Welland Public Library
•	Wellspring Cancer Support Foundation
•	Wellspring Niagara
•	West Park Healthcare Centre Foundation
•	Wexford United Soccer Club
•	Winchester District Memorial Hospital Foundation
•	Windsor Public Library Foundation
•	Windsor Symphony Society
•	Windsor-Essex Children’s Aid Society
•	Windsor-Essex County Hospitals Foundation
•	Wingham & District Hospital Foundation
•	Women’s Community House
•	Wye Marsh Wildlife Centre
•	Yee Hong Community Wellness Foundation
•	YMCA of Greater Toronto
•	YMCA of Sarnia Lambton
•	YMCA Wanakita
•	York Central Hospital Foundation
•	York University — Schulich School of Business
•	YOUTHLINK
•	YWCA Women of Distinction Awards

Prince Edward Island
•	Alberton Business Association
•	Bedford MacDonald Trust Inc.
•	Canadian Breast Cancer Foundation — Atlantic Chapter
•	Canadian Prader-Willi Syndrome Organization
•	Children’s Wish Foundation
•	The College of Piping
•	Confederation Centre of the Arts
•	Cornwall Cornfest
•	D.A.R.E. (Drug Abuse Resistance Program)
•	Eliot River Ramblers Soccer Club
•	Hospice Palliative Care Association of PEI
•	Jubilee Theatre
•	Montague Volunteer Fire Brigade Curling Team
•	PEI 4-H Council
•	PEI Council of the Arts
•	PEI International Shellfish Festival
•	PEI Service Memorial Fountain
•	Pownal Sports Centre
•	Prince County Hospital Foundation
•	Queen Elizabeth Hospital Foundation
•	Queens County Music Festival
•	Ray of Hope Women’s Institute
•	Rotary Club of Charlottetown
•	Sherwood Rangers Under 16 Girls Soccer
•	Souris Firemen’s Association
•	Spring Park Choristers
•	Stratford Soccer Association
•	United Way of PEI
•	University of PEI
•	Upper Room Hospitality
•	West Prince Blue Grass Music Festival
•	Winsloe West Royalty U14 Girls Premiere Soccer Team

Quebec
•	Accueil Bonneau
•	L’ Antre Jeunes de Mercier Armée du Salut — Montréal
•	Armée du Salut — Québec
•	Association de soccer amateur de Pointe-Claire
•	Association de soccer Coaticook-Brompton
•	Association de soccer de Charlesbourg
•	Association de soccer de St-Bruno
•	Association québécoise de la fibrose kystique
•	Caritas — Sherbrooke Inc.
•	Cedars Cancer Institute
•	Centraide
•	Centre canadien d’architecture
•	Centre interactif des sciences de Montréal
•	Centre des Arts de St-Hyacinthe
•	Chambre de commerce
•	CIPBA
•	Club de patinage artistique de Val d’Or
•	Club de soccer mineur de Val d’Or
•	Club des petits déjeuners du Québec

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

•	Club Rotary du Vieux Montréal
•	Dr. Clown
•	École national de théâtre du Canada
•	L’Équipe de soccer “Les Patriotes de Longueuil”
•	Epilepsy Canada
•	Fondation Butters
•	Fondation canadienne des maladies inflammatoires de l’intestin
•	Fondation de l’Université du Québec à Rimouski
•	Fondation de l’Hôpital Brome-Missisquoi-Perkins
•	Fondation de l’Hôpital Marie-Clarac
•	Fondation de l’Hôpital du Sacré-Coeur de Montréal
•	Fondation de l’Hôpital Sainte-Justine
•	Fondation de l’Hôpital Santa Cabrini
•	Fondation des maladies mentales
•	Fondation du cancer du sein de Québec
•	Fondation du Centre hospitalier de Trois-Rivières
•	Fondation du Centre hospitalier des Vallées-du-l’Outaouais
•	Fondation du Centre Normand Léveillée
•	Fondation du Collège de Sherbrooke
•	Fondation Groupe parrains
•	Fondation Hôpital Charles Lemoyne
•	Fondation du CHUQ
•	Fondation Hospitalière Rouyn-Noranda
•	Fondation de l’Hôpital Douglas
•	Fondation de l’Institut universitaire de gériatrie de Montréal
•	Fondation de l’Institut de réadaptation de Montréal
•	Fondation Jean Duceppe
•	Fondation OLO
•	Fondation Palli-Ami
•	Fondation pour l’alphabétisation
•	Fondation Pinocchios
•	Fondation Québec Jeunes
•	Fondation René-Verrier
•	Fondation de l’Université du Québec en Abitibi-Témiscaminque
•	Foundation Sercan
•	Garde-manger pour tous
•	Horizon pour Elle
•	Hotel-Dieu de Saint-Jérôme
•	Institut économique de Montréal
•	International Centre for Conflict Resolution and Mediation
•	Jeune Chambre de Commerce de Montréal
•	Jeunes Entreprises du Québec (Les)
•	Jeunesse au Soleil
•	Jeux olympiques spéciaux
•	La Vallée des Roseaux
•	Lakeshore General Hospital
•	Le bon Dieu dans la rue
•	Le Chaînon
•	Les Petits Frères des Pauvres
•	Maison Catherine De Longpré
•	Maison des enfants de l’île de Montréal (La)
•	Maison du Père (La)
•	Maison de la Source Gabriel
•	Maison Grise (La)
•	Mayor of Montreal’s Foundation for Youth
•	Montreal Children’s Hospital Foundation
•	Montreal Children’s Library
•	Mount Sinai Hospital Foundation — Quebec
•	Musée d’art contemporain de Montréal
•	Museé régional de Vaudreuil-Soulanges
•	NeuroScience Canada Partnership
•	Old Brewery Mission
•	Opéra de Montréal
•	Orchestre symphonique de Montréal
•	Orchestre symphonique de Québec
•	Réseau enfants retour
•	Reseau Hautes Études Commerciales (Le)
•	Rose des Vents de l’Estrie
•	Santropol Roulant
•	Shield of Athena Family Services
•	Société d’Alzheimer de Montréal
•	Société d’arthrite — Division Montréal
•	Société canadienne du cancer — Division du Québec
•	Ste. Anne’s Hospital Foundation
•	Terry Fox Foundation
•	Théâtre d’Aujourd’hui
•	Théâtre du Nouveau Monde
•	Université Concordia
•	Université de Montréal
•	Université du Québec à Montréal
•	Université du Québec à Trois-Rivières
•	Williams Kids Foundation
•	Young Entrepreneur’s Organization

Saskatchewan
•	Adult Learning Centre
•	Alzheimer Society of Saskatchewan
•	Battlefords Business Excellence Awards
•	Battlefords Union Hospital Foundation
•	Big Brothers & Big Sisters Association of Weyburn
•	Blaine Lake Community Arena
•	Canadian Cancer Society Saskatchewan Division
•	Canadian Red Cross — Central Saskatchewan
•	Central Butte & District Health Care Foundation
•	City of Prince Albert Comuniplex
•	Estevan Council for the Prevention of Child Abuse
•	Eston Volunteer Fire Department
•	The Family Place
•	Fort Qu’Appelle Indian Hospital
•	Government House Foundation
•	Humbolt Soccer Association
•	Kapachee Training Centre
•	Kidsport — Saskatchewan
•	Kinsmen Foundation

•	Manitoba Team Penning Association
•	Maple Creek Soccer Association
•	Maple Creek Skating Rink
•	Milestone Memorial Centre
•	Moose Jaw Soccer Association
•	Naicam Recreation Sports Plex
•	NewSask Community Futures Development Corporation
•	North Battleford Youth Business Excellence Awards
•	North Saskatoon Business Association
•	Oliver Lodge
•	Osteoporosis Society of Canada
•	Persephone Theatre
•	Prince Albert Centre for the Arts
•	Prince Albert Cosmopolitan Club
•	Quota International of Weyburn
•	Radisson Communiplex
•	Rainbow Youth Society
•	Redvers Activity Centre Foundation
•	Regina Adult Learning Centre
•	Regina Symphony Orchestra
•	Salvation Army Christmas Appeal
•	Saskatchewan Chamber of Commerce
•	Saskatchewan Institute of Applied Science & Technology (SIAST)
•	Saskatchewan Science Centre
•	Saskatchewan Scottish Heavy Athletics Association
•	Saskatchewan Special Olympics Society
•	Saskatoon Downtown Youth Centre
•	The Saskatoon Foundation
•	Saskatoon Prairieland Park
•	Saskatoon Symphony Society
•	St. Ann’s Senior Citizens Village
•	St. Elizabeth’s Hospital Foundation
•	St. Michael’s Hospital
•	Sun Country Regional Health Authority
•	Swift Current Big Brothers/Big Sisters Association
•	United Way agencies
•	University of Saskatchewan
•	Wadena Community Hall
•	Wadena Kinsmen Club
•	Women Entrepreneurs of Saskatchewan
•	Yorkton United Soccer
•	YWCA of Saskatoon

Yukon
•	Canadian Breast Cancer Foundation — BC & Yukon Chapter
•	United Way Society of the Yukon
•	Whitehorse General Hospital

Public Accountability Statement                    CIBC Annual Accountability Report 2004   For what matters

CIBC and the Environment — Key Performance Metrics

Utilities

To help us evaluate the degree of our environmental impacts, a number of key environmental performance metrics are monitored and reported on each year. In 2004, a new service level agreement was put into place with O&Y CB Richard Ellis (OYCBRE) to begin collecting data on our utilities (energy and water consumption), as well as on carbon dioxide emissions from the combustion of our fuel use (natural gas and oil). The scope of our data coverage under this agreement represents thousands of invoices processed for payment from various vendors from our retail branch network (500 owned branches, 537 leased branches) and seven owned office buildings across Canada.

Green Power purchase

For a second year in a row, CIBC has purchased 2,000 megawatt hours of Evergreen Energy Green Power from Ontario Power Generation.

     When compared to the equivalent amount of electricity generated by a new coal-fired power plant, CIBC’s purchase reduces emissions each year by approximately 2,200 kilograms of nitrogen oxide, 7,200 kilograms of sulphur dioxide, and almost 1,800 tonnes of carbon dioxide — the equivalent of taking 600 cars off the road.

Environmental credit risk

Environmental risk evaluations are fully integrated into CIBC’s credit assessment processes.

	2004	2003	2002
Credit inquiries determined to be high risk and subject to further evaluation	260	220	222
Credits requiring subsurface investigation to determine presence, degree and extent of contamination	155	80	80
Credits involving sites requiring further action as a result of CIBC’s due diligence investigation	113	36	56
Site inspections and assessments performed by CIBC Environmental Risk Management	21	14	20

CIBC Annual Accountability Report 2004   For what matters                    Public Accountability Statement

Employee business travel(1)

CIBC recognizes the environmental implications of its business travel, particularly as it relates to climate change and energy. Since 2002, CIBC has reduced its air travel by 15%, rail by 35%, and car rental by 25%. Eighteen million kg of carbon dioxide were produced in 2004, a reduction of 3.5 million kg since 2002.

Air travel
(millions of kms)

Air travel
(tonnes of carbon dioxide produced)

Car and rail travel
(millions of kms)

Car and rail travel
(tonnes of carbon dioxide produced)

Conversions to carbon dioxide emissions are based on the following assumptions: rail: CO2 emissions based off of diesel rail; air: domestic flights; and car: one person per vehicle.

(1)	Air and rail: Canada, U.S. and U.K.; car rental: Canada and U.S.

Computers for Schools

CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since it was established in 1993, we have donated more than 35,500 computer components, valued at approximately $500,000.

CIBC contributions to Computers for Schools (1993 — 2004)

Waste generation

To evaluate the degree of impact on CIBC solid waste generation, waste audits were conducted on 50 CIBC branches across Canada. Extrapolating the results across the branch network, factoring in average branch size for each geographical area, audit results indicate that our total waste generation is approximately 2.27 million kg per year.

Glossary                    CIBC Annual Accountability Report 2004   For what matters

GLOSSARY

Allowance for credit losses

An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, guarantees, and derivatives. It can be either specific or general.

Asset/liability management (ALM)

Risk management techniques used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

Assets-to-capital multiple

Total assets plus specified off-balance sheet items divided by total regulatory capital.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.

Basis point

One hundredth of a percentage point.

Collateral

Assets pledged as security for a loan or other obligation. Collateral is generally cash or a highly rated security.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate credit risks, asset-backed securities, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched to meet investor demand.

Collateralized loan obligation (CLO)

Securitizations of large portfolios of secured or unsecured corporate loans made to commercial and industrial clients of one or more lending banks.

Credit derivatives

Off-balance sheet arrangements that allow one party (the beneficiary) to transfer credit risk of a reference asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.

Credit risk

Risk of loss due to borrower or counterparty default.

Current replacement cost

The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.

Derivatives

Contracts which require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premiums.

Dividend yield

Dividends per common share divided by the closing common share price.

Earnings per share (EPS)

Refer to Note 1 to the consolidated financial statements.

Economic capital

Economic capital is a non-GAAP measure and is based upon an estimate of the equity capital required to protect the business lines from future potential adverse economic scenarios that would result in significant losses. Economic capital comprises credit, market, operational and strategic risk capital.

Economic profit

Economic profit is a non-GAAP measure and is calculated as each business’s earnings less a charge for CIBC’s cost of equity capital.

Efficiency ratio

Non-interest expenses as a percentage of gross revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Forward contracts

A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are generally classified as derivatives.

Forward rate agreement

An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.

Futures

A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients if these clients cannot make payments or are unable to meet other specified contractual obligations.

Hedge

A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity or commodity prices, or credit risk.

Impaired loans

Refer to Note 1 to the consolidated financial statements.

Interest-only strip

A security based solely on all or a portion of the interest payments from a pool of loans or other similar interest-bearing assets. Once the principal on the loans has been repaid, interest payments stop and the value of the interest-only strip falls to zero.

Liquidity risk

Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable prices or selling assets on a forced basis.

Mark-to-market

Valuation at market rates, as at the balance sheet date. Market rates are generally available for most publicly traded securities and some derivatives.

CIBC Annual Accountability Report 2004   For what matters                    Glossary

Market risk

The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares through a stock exchange, from time to time, and is subject to the various rules of the Canadian exchanges and securities commissions.

Notional amount

Principal amount or reference point used for the calculation of payments under derivative contracts. In most instances, this amount is not exchanged under the terms of the derivative contract.

Off-balance sheet financial instruments

Assets or liabilities that are not recorded on the balance sheet, but may produce positive or negative cash flows. Such instruments generally fall into two broad categories: (i) credit-related arrangements, which provide liquidity protection, and (ii) derivatives (excluding mark-to-market amounts).

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.

Operational risk

The risk of loss resulting from inadequate or failed processes or systems, human factors, or external events.

Options

A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.

Price-to-earnings multiple

Closing common share price divided by basic earnings per common share.

Provision for credit losses

An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover expected credit losses.

Regular workforce headcount

Comprises regular full-time (counted as one) and regular part-time employees (counted as one-half), base plus commissioned employees and 100% commissioned employees.

Return on equity (ROE)

Net income, less preferred share dividends and premiums, expressed as a percentage of average common shareholders’ equity.

Risk-weighted assets

Calculated by applying risk-weighting factors specified by OSFI to all on-balance sheet assets and off-balance sheet instruments plus statistically estimated risk exposures in the trading book. The result is then used in the calculation of CIBC’s regulatory capital ratios.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities it does not own. The seller borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Securitization

The process of selling financial assets (either single assets or portfolios of assets, normally, loans or mortgages) to trusts or other variable interest entities (VIEs) which issue tradeable securities to investors that accept differing priorities to the cash flows generated from the purchased assets. These priorities to cash flows result in investors accepting differing returns which are commensurate with the risks accepted.

Stock appreciation rights (SARs)

SARs issued by CIBC are rights attached to stock options, where the difference between the market price of CIBC common shares at the time of exercise, and the strike price established at the time of grant, is paid in cash.

Swap contracts

Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross currency swaps. Swap contracts are derivatives.

Taxable equivalent basis (TEB)

A non-GAAP measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after-tax income as reported under GAAP.

Tier 1 and total capital ratios

Regulatory capital divided by risk-weighted assets, based on guidelines set by OSFI, using Bank for International Settlements standards.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in share price, assuming dividends are reinvested in additional shares.

Value-at-risk (VaR)

Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.

Variable interest entity (VIE)

An entity that by design does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. Special purpose entities (SPEs) are a type of VIE that are created for a single, well- defined and narrow purpose.

Shareholder Information                    CIBC Annual Accountability Report 2004   For what matters

SHAREHOLDER INFORMATION

Dividends

Common shares

				Number of
Ex-dividend	Record	Payment	Dividends	common shares
date	date	date	per share	on record date
Sep.24/04	Sep.28/04	Oct.28/04	$0.60	348,803,919
Jun.24/04	Jun.28/04	Jul.28/04	$0.60	353,106,431
Mar.25/04	Mar.29/04	Apr.28/04	$0.50	358,417,286
Dec.23/03	Dec.29/03	Jan.28/04	$0.50	362,682,681

Preferred shares

Ex-dividend	Record	Payment
date	date	date	Series 15*	Series 16**	Series 17**	Series 18	Series 19	Series 20	Series 21	Series 22	Series 23	Series 24	Series 25	Series 26	Series 27		Series 28****
Sep.24/04	Sep.28/04	Oct.28/04		US$0.345448	$0.333220	$0.34375	$0.309375	US$0.321875	$0.375	US$0.390625	$0.33125	$0.375	$0.375	$0.359375	$0.35000		$0.199565
Jun.24/04	Jun.28/04	Jul.28/04	$0.353125	US$0.353125	$0.340625	$0.34375	$0.309375	US$0.321875	$0.375	US$0.390625	$0.33125	$0.375	$0.375	$0.359375	$0.35000
Mar.25/04	Mar.29/04	Apr.28/04	$0.353125	US$0.353125	$0.340625	$0.34375	$0.309375	US$0.321875	$0.375	US$0.390625	$0.33125	$0.375	$0.375	$0.359375	$0.35000
Dec.23/03	Dec.29/03	Jan.28/04	$0.353125	US$0.353125	$0.340625	$0.34375	$0.309375	US$0.321875	$0.375	US$0.390625	$0.33125	$0.375	$0.375	$0.359375	$0.498370	***

*	All issued and outstanding Non-cumulative Class A Preferred Shares Series 15 were redeemed for cash on August 3, 2004. The redemption price was $26.00 per share. The regular quarterly dividend payment of $0.353125 per Series 15 share for the period from May 1, 2004 to July 31, 2004 was paid on July 28, 2004 to holders of record on June 28, 2004. CIBC declared a dividend of $0.011515 per Series 15 share for the period from August 1, 2004 to August 3, 2004 that was paid on August 3, 2004 to holders of record on June 28, 2004.

**	All issued and outstanding Non-cumulative Class A Preferred Shares Series 16 were redeemed for cash on October 29, 2004. The redemption price was US$25.50 per share. All issued and outstanding Non-cumulative Class A Preferred Shares Series 17 were redeemed for cash on October 29, 2004. The redemptions price was C$25.50 per Series 17 share. A dividend of US$0.345448 per Series 16 share and C$0.333220 per Series 17 share for the period from August 1, 2004 to October 29, 2004, was paid on October 28, 2004 to holders of record on September 28, 2004.

***	Dividend for period from September 22, 2003 and ending January 31, 2004, inclusive.

****	Dividend for period from June 17, 2004 and ending October 31, 2004, inclusive.

Stock exchange listings

Common shares of the Bank are listed for trading in Canada on the Toronto Stock Exchange (ticker symbol – CM) and in the U.S. on the New York Stock Exchange (ticker symbol – BCM).

     All preferred shares are listed on the Toronto Stock Exchange and trade under the following ticker symbols.

Series 18	CM.PR.P
Series 19	CM.PR.R
Series 20	CM.PR.Y
Series 21	CM.PR.T
Series 22	CM.PR.U
Series 23	CM.PR.A
Series 24	CM.PR.B
Series 25	CM.PR.C
Series 26	CM.PR.D
Series 27	CM.PR.E
Series 28	CM.PR.UN
Series 29	CM.PR.G

2005 record and dividend payment dates for common and preferred shares*

Record dates	Payment dates
December 29	January 28
March 28*	April 28
June 28*	July 28
September 28*	October 28

*	Subject to approval by the Board of Directors for common and preferred shares.

Annual meeting 2005

CIBC’s Annual Meeting 2005 will be held on Thursday, February 24, 2005, at the Metro Convention Centre, North Building, John W. Bassett Theatre, 255 Front Street West, Toronto, Ontario at 10:00 a.m. (Eastern Standard Time).

Credit ratings

	Senior debt	Preferred shares

DBRS	AA(low)	Pfd-1(low)n
FITCH	AA-
Moody’s	Aa3
S&P	A+	A-

Shareholder investment plan

Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:

Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.

Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the year. Residents of the United States and Japan are not eligible.

Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.

For further information and a copy of the offering circular, contact the Corporate Secretary.

CIBC Annual Accountability Report 2004   For what matters                    Shareholder Information

Price of common shares purchased under the shareholder investment plan

		Dividend
		reinvestment
	Share	& stock
Date	purchase	dividend
purchased	option	options
Oct. 28/04		$72.84
Oct. 1/04	$68.25
Sep. 1/04	$66.90
Aug. 3/04	$66.90
Jul. 28/04		$64.75
Jul. 2/04	$65.13
Jun. 1/04	$65.45
May 3/04	$68.00
Apr. 28/04		$68.19
Apr. 1/04	$68.89
Mar. 1/04	$68.90
Feb. 2/04	$66.80
Jan. 28/04		$68.23
Jan. 2/04	$64.74
Dec. 1/03	$63.26
Nov. 3/03	$59.40

Direct dividend deposit service

Canadian-resident holders of common shares may have their dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company (see Transfer Agent and Registrar).

Transfer agent and registrar

For information relating to shareholdings, dividends, dividend reinvestment accounts, lost certificates or to eliminate duplicate mailings of shareholder material, please contact:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal
Station Toronto, Ontario M5C 2W9
416-643-5500 or fax 416-643-5501
1-800-387-0825 (toll-free in Canada and the U.S.)
e-mail: inquiries@cibcmellon.com

Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Winnipeg, Regina, Calgary and Vancouver.

In the United States, common shares are transferable at:
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Outside of North America, common shares are transferable at:
CIBC Mellon Trust Company
Balfour House, 390 High Road
Ilford, Essex, England 1G1 1NQ

Corporate Information                    CIBC Annual Accountability Report 2004   For what matters

Corporate information

CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: 416-980-2211
Telex number: 065 24116
Cable address: CANBANKTOR
Website: www.cibc.com

Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Annual meeting
Shareholders are invited to attend the CIBC Annual Meeting on Thursday, February 24, 2005, at 10:00 a.m. (Eastern Time) at the Metro Toronto Convention Centre, North Building, John W. Bassett Theatre, 255 Front Street West, Toronto, Ontario, M5V 2W6.

CIBC Annual Accountability Report 2004
Additional print copies of the annual accountability report may be obtained by calling 416-980-4523 or emailing financialreport@cibc.com.

The Annual Accountability Report is also available online at www.cibc.com.

La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416-980-4523 ou nous faire parvenir un courriel à rapportfinancier@cibc.com.

La reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com.

Further information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8306 or fax 416-980-5028.

Communications and Public Affairs: Financial, business and trade media may call 416-980-4523 or fax 416-363-5347.

Corporate Secretary: Shareholders may call 416-980-3096 or fax 416-980-7012.

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422 toll free across Canada.

Office of the CIBC Ombudsman: CIBC Ombudsman Lachlan MacLachlan can be reached by telephone at 1-800-308-6859
(Toronto 416-861-3313), or by fax at 1-800-308-6861 (Toronto 416-980-3754).

Paper used for the cover and pages 1 to 41 has 50% recycled content including 15% post-consumer waste. It is acid free and elemental chlorine free. Paper used from pages 42 to 198 is an acid free paper and contains 100% post-consumer fibre from pulp in a chlorine free process. All inks used are vegetable based.

THE FOLLOWING ARE TRADEMARKS OF CIBC OR ITS SUBSIDIARIES:

Imperial Service, Private Wealth Management, Climb for THE CURE, bizline, bizSmart, bank@work, Wood Gundy Portfolio Partner, CIBC Access for All, CIBC Access, CIBC Bonus, CIBC Unlimited, CIBC Business Operating Account, CIBC Everyday, CIBC Premium Growth, CIBC Escalating Rate GIC, CIBC Youthvision, CIBC Small Business Credit Edge, CIBC Club Privileges, CIBC World Markets, Miracle Day, Miracle Maker Awards, CIBC Better than Prime Mortgage, CIBC Better than Posted Mortgage, CIBC Self-Employed Recognition Mortgage, CIBC Aventura Gold, Investor’s Edge, CIBC Logo and “For what matters.”

THE FOLLOWING ARE TRADEMARKS OF OTHER PARTIES:

VISA is a trademark of Visa International Service Association, CIBC licensed user.
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; Amicus Bank licensee of marks.
President’s Choice Financial services are provided by Amicus Bank, a member of the CIBC group of companies.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under licence.
FirstCaribbean International Bank™ is a trademark of FirstCaribbean International Bank (Bahamas) Ltd.
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy, CIBC authorized user.